2024 Annual Report

2025 Proxy Statement



HASI

HASI is an investor in sustainable infrastructure assets advancing the energy transition. Our investments are diversified across multiple asset classes, including utility-scale solar, onshore wind, and storage, distributed solar and storage, RNG, and energy efficiency.

We combine deep expertise in energy markets and financial structuring with long-standing programmatic client partnerships to deliver superior risk-adjusted returns and measurable environmental benefits.





Contents

Investment in Daggett Solar + Storage Project with Clearway in San Bernardino County, California, USA.

Photo courtesy of Clearway Energy Group.

Letter from the CEO

Dear Stakeholders:

As I reflect on 2024 and the first few months of 2025, there is certainly no shortage of significant worries and challenges, including the continued devastating impacts of climate change, concerns regarding the viability of certain energy transition business models, a lack of consensus regarding the direction of our country, and heightened economic uncertainty. It would be rather easy and natural to allow these concerns to overwhelm us, resulting in fear and inaction.

However, I remain optimistic about the future of our country, our progress on climate change, and the prospects for our company. This optimism is derived from our shared history of utilizing ingenuity, collaboration, and decency to overcome major challenges. It is also inspired by our incredible team at HASI and their dedication and commitment to our mission, values, and profitability.

Disruption creates opportunity. New companies, platforms, and technologies continue to emerge, and business conditions and market fundamentals remain generally positive. Energy transition investment opportunities are abundant, and we are poised to accelerate our growth.

The policy uncertainty that is currently a pervasive element of the conversation is indeed meaningful. However, policy matters do not alter certain economic realities currently driving our business.

First, rapid growth in U.S. electricity demand is now beginning to accelerate after 20 years of near-zero growth. Second, clean energy is the fastest and least expensive way to supply this growing demand and avoid dramatic increases in power prices. Since avoiding energy price spikes and corresponding inflation remain consensus priorities, it is logical to expect clean energy development to continue, if not accelerate, as part of an all-of-the-above U.S. energy strategy. This growth in clean energy will require billions of dollars of capital investment. Therefore, we remain confident and enthusiastic about our future opportunities to invest.

Against this backdrop, I could not be prouder of our team's transformative accomplishments in 2024. We entered the year with investor concerns, including our access to capital and our ability to navigate elevated and volatile interest rates. We responded by consummating our $2 billion CarbonCount Holdings 1 partnership with KKR, achieving a second investment grade rating, and significantly increasing the capacity of our bank credit facilities. Our capital and liquidity strategy has provided us with financial strength unparalleled in our corporate history, and established the foundation upon which we will continue to scale the business.

As reflected in the NOAA chart below, climate solutions will continue to be a necessary priority to offset the warming trend. Half of the increase in global emissions in 2024 was due to it being the hottest year on record. Overall greenhouse gas emissions from energy rose 0.8%, and global energy demand was up 2.2%. These facts make it abundantly clear that our total addressable market, including new frontiers and technologies, will continue to grow.


Global Land and Ocean Average Temperature Anomalies
January-December
NOAA
1.40°C
1.00°C
0.60°C
0.20°C
-0.20°C
-0.60°C
2.52°F
1.80°F
1.08°F
0.36°F
-0.36°F
-1.08°F
1850
1860
1870
1880
1890
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010
2024

The HASI team is prepared to seize this opportunity as we expand and diversify our investments. We have the best team in the sector – mission-driven, savvy, creative, client-focused, and solutions-oriented – and this talent, along with our access to capital, will continue to drive our upward spiral of success.

2024 Review and Outlook

We had an enormously successful 2024. We established 11 new client relationships, which contributed to our $2.3 billion of new sustainable infrastructure investments, resulting in an 11% increase in our Managed Assets and a corresponding 22% increase in Adjusted Net Investment Income. We also increased our Gain-on-Sale and fee income by 30%. The resulting growth in Adjusted Earnings per share was 10%.

These outstanding results and our confidence in the business model allowed us to extend our guidance for Adjusted Earnings per share to grow at a compound annual rate of 8-10% through 2027. Extending earnings guidance for an additional year amidst elevated economic and policy uncertainty demonstrates the power and non-cyclical nature of our business model.

Sustainability and Impact Leadership

In 2024, we reinforced our leadership in sustainability and impact by maintaining our CDP A List designation and receiving the highest rating of "Dark Green" from S&P Global Ratings for our Green Bond framework. We also continued to play a leadership role across key industry organizations and were widely recognized for our sustainable business model, including being named to TIME Magazine's inaugural list of the World's Best Companies for Sustainable Growth and Newsweek's ranking of America's Greenest Companies. Additionally, our policy advocacy efforts helped foster dialogue with government leaders and contributed to shaping policies that further advance the energy transition.

Diversity, Equity, and Inclusion and social justice initiatives have come under scrutiny recently. However, we remain proud of our success in these areas and continue to experience meaningful commercial benefits from them. Our diverse workforce, supported by several active business resource groups, ensures a wide range of perspectives in evaluating challenges, leading to better outcomes and elevated employee motivation and retention. We also remain pleased with the HASI Foundation and the resulting employee engagement as we support climate-oriented non-profits.

Conclusion

"Resilient" is a word we frequently use to describe our company. One definition of resilient is "being able to respond to change or adversity proactively." This is an excellent description of HASI. We have acted prudently and thoughtfully for more than 12 years as a public company, overcoming many challenges, including policy changes and interest rate volatility. None of these challenges have impeded our resilience, as evidenced by our ongoing earnings growth, no matter the obstacle. Our Chair, Jeff Eckel, set us on a path many years ago of achieving higher risk-adjusted returns from climate positive investing opportunities and that thesis remains unchanged. Despite a team of more than 150 and Managed Assets greater than $13 billion, we believe we are just getting started achieving our ultimate goals!

Thank you to our shareholders, board of directors, and especially our team.

Respectfully,



Jeffrey A. Lipson
Chief Executive Officer
April 2025



Recent Highlights

Key Performance Indicators

		FY24	FY23	Growth (YOY)
EPS	GAAP-based	$1.62	$1.42	
	Adjusted[1]	$2.45	$2.23	+10%
Net Investment Income	GAAP-based	$24m	$58m	
	Adjusted[1]	$264m	$217m	+22%
Portfolio Yield[1]		8.3%	7.9%	
Portfolio[2]		$6.6b	$6.2b	+6%
Managed Assets[1]		$13.7b	$12.3b	+11%
Adjusted ROE[3]		12.5%	11.8%	
Pipeline		>$5.5b	>$5.0b	
Transactions Closed		$2.3b	$2.3b	

carboncount®[4]

FY24	FY23
0.38	0.33

Incremental Annual Avoided Carbon Emissions

FY24	FY23
~856k MT	~767k MT

watercount®[5]

FY24	FY23
170	300

Incremental Annual Water Savings

FY24	FY23
~382m G	~687m G

Guidance for Adjusted EPS Growth Extended Through 2027

Adjusted EPS



Guidance for
Adjusted EPS Growth through 2027[1,6]
8% – 10% (CAGR)
$3.26
$3.03
2023
2024
2025
2026
2027

Expected Compound Annual Growth

Adjusted EPS (2027)[6]: 8% – 10%
DPS: 55% – 60% Payout Ratio

(1) See Item 7 to our Form 10-K, filed on February 14, 2025 with the SEC, for an explanation of Adjusted Earnings, Adjusted Net Investment Income ("NII"), Portfolio Yield and Managed Assets, including reconciliations to the relevant GAAP measures.
(2) GAAP-based.
(3) Adjusted Return on Equity ("ROE") is not a financial measure calculated in accordance with GAAP. It is calculated as annual Adjusted Earnings as described above divided by the average of our GAAP stockholders' equity as of the last day of the four quarters during the year. GAAP stockholders' equity as of December 31, 2024, and December 31, 2023 is located on page 68 of our Form 10-K for the year ended December 31, 2024. GAAP stockholders' equity as of each of the quarters ended March 31, June 30, and September 30, 2024 and 2023 are located on page 1 of the respective quarter's quarterly report on Form 10-Q.
(4) CarbonCount® is a proprietary scoring tool for evaluating real assets to determine the efficiency by which each dollar of invested capital avoids annual carbon dioxide equivalent ($CO_{2}e$) emissions.
(5) WaterCount™ is a scoring tool that evaluates investments in U.S.-based projects to estimate the expected water consumption reduction per $1,000 of investment.
(6) Relative to the 2023 baseline.

Growth Highlights



GAAP and Adjusted EPS[1]
Adjusted EPS CAGR[3]: 12%
$1.10
$1.55
$1.51
$1.88
$0.47
$2.08
$1.42
$2.23
$1.62
$2.45
2020
2021
2022
2023
2024
GAAP EPS
Adjusted EPS



GAAP-based and Adjusted Net Investment Income[1]
Adjusted NII CAGR[3]: 28%
$29
$88
$11
$134
$45
$180
$58
$217
$24
$264
2020
2021
2022
2023
2024
GAAP-based Net Investment Income
Adjusted Net Investment Income



Managed Assets[1]
CAGR[3]: 19%
$7.2b
$4.3
$2.9
$8.8b
$5.2
$3.6
$9.8b
$5.5
$4.3
$12.3b
$6.1
$6.2
$13.7b
$7.1
$6.6
2020
2021
2022
2023
2024
Managed Assets
Portfolio



Portfolio Yield[1] and Cost of Debt[2]
7.6%
7.5%
7.5%
7.9%
8.3%
5.1%
4.6%
4.3%
5.0%
5.6%
2020
2021
2022
2023
2024
Portfolio Yield
Interest Expense / Average Debt Balance

(1) As of the end of each period. See Item 7 to our Form 10-K, filed on February 14, 2025 with the SEC, for an explanation of Adjusted Earnings, Adjusted NII, Portfolio Yield and Managed Assets, including reconciliations to the relevant GAAP measures.
(2) Excludes incremental interest expense related to debt prepayments. Shown here as a percentage of average debt balance.
(3) CAGRs for EPS and Net Investment Income calculated from 2020 to 2024 and for Managed Assets from December 31, 2020 to December 31, 2024

Investment Spotlights

Fuels, Transport & Nature



>$200M

CarbonCount®: 0.08

Construction and ITC bridge loan financing with Vision RNG to develop two landfill gas-to-RNG facilities at WIN Waste Innovations' Ohio landfills. The projects are expected to initially produce over 2 million MMBtus of RNG annually, with production projected to double within 11 years. This investment will help reduce approximately 120,000 tons of fossil-based CO_2 emissions annually, equivalent to emissions from over 12 million gallons of gasoline, while creating local jobs and supporting the transition to cleaner energy sources.

Behind-the-Meter



300 MW

CarbonCount®: 0.35

Structured equity investment through a new project joint venture with Pivot Energy to support a portfolio of 96 distributed generation projects across nine states: California, Colorado, Delaware, Hawaii, Illinois, Maryland, Minnesota, New York, and Virginia. The majority of projects are community solar, with the remainder being commercial PPA projects. This partnership leverages innovative financing structures, including direct tax credit sales to accelerate clean energy deployment and increase equitable access to solar power.

Grid-Connected



288 MW

CarbonCount®: 0.64

Structured equity investment with Lightsource bp in a 288 MW portfolio of two utility-scale solar projects in Texas: the 163 MW Starr Solar project in Starr County and the 125 MW Second Division Solar project in Brazoria County. The projects are backed by long-term power purchase agreements with high-credit quality corporate off-takers and will power over 50,000 homes while abating 381,000 metric tons of carbon emissions annually.

Awards & Recognition

Below is a list of recent awards and recognition that HASI has received for its sustainability efforts and achievements.

World's Best Companies – Sustainable Growth

TIME Magazine's 2025 list of World's Best Companies – Sustainable Growth (#64)

America's Greenest Companies

Newsweek's 2025 list of America's Greenest Companies (Ranked #1 in Specialty Finance Category)

Reuters Global Energy Transition Awards

2024 Green Business Culture Category Winner

Ratings

STATE STREET GLOBAL ADVISORS
R-Factor™ Leader
Top 10th Percentile

SUSTAINALYTICS
Low Risk

ISS ESG B
Top 10th Percentile

Climate CDP
A List 2024

MSCI ESG RATINGS AA
CCC | B | BB | BBB | A | AA | AAA

S&P Global Ratings
Dark green
Activities that correspond to the long-term vision of a low-carbon climate resilient future.

Sustainability Report Card

The twelfth annual edition of our Sustainability Report Card discloses the CarbonCount® associated with each of our investments. CarbonCount® is a proprietary scoring tool for evaluating real assets to determine the efficiency by which each dollar of invested capital avoids annual carbon dioxide equivalent (CO_2e) emissions.

Market	Region	CarbonCount	Market	Region	CarbonCount
BTM	National	5.53	BTM	National	0.31
BTM	National	4.95	BTM	National	0.28
BTM	National	3.15	BTM	National	0.28
FTN	East	2.32	BTM	National	0.27
GC	South	0.81	BTM	National	0.27
GC	South	0.78	BTM	National	0.27
BTM	West	0.74	GC	West	0.23
GC	South	0.72	BTM	National	0.21
GC	South	0.69	BTM	West	0.21
GC	South	0.64	BTM	National	0.21
GC	South	0.55	BTM	South	0.21
BTM	South	0.54	BTM	National	0.21
BTM	South	0.52	BTM	International	0.20
GC	South	0.51	GC	West	0.19
BTM	National	0.44	GC	West	0.19
BTM	Midwest	0.4	BTM	West	0.18
BTM	National	0.39	GC	West	0.12
BTM	Midwest	0.36	FTN	Midwest	0.08
BTM	National	0.35	BTM	South	0.06
BTM	Midwest	0.34	FTN	West	0.06
BTM	Midwest	0.34	BTM	East	0.06
BTM	East	0.32	FTN	West	0.05
BTM	Midwest	0.32	BTM	South	0.04
BTM	Midwest	0.32	GC	East	0.01

Total 2024 Investments

CarbonCount	MT CO_2 Avoided	WaterCount	Gallons of Water Saved
0.38	856k	170	~382m

BTM = Behind-the-Meter, which includes energy efficiency, C&I/community/residential solar, and solar-plus-storage investments.
GC = Grid-Connected, which includes solar, solar-plus-storage, storage, solar land, and onshore wind investments.
FTN = Fuels, Transport & Nature, which includes RNG, fleet decarbonization, and ecological restoration.
CarbonCount® is a proprietary scoring tool for evaluating real assets to determine the efficiency by which each dollar of invested capital avoids annual carbon dioxide equivalent (CO_2e) emissions. Estimated carbon savings are calculated using the estimated kilowatt hours ("kWh"), gallons of fuel oil, million British thermal units ("MMBtus") of natural gas and gallons of water saved as appropriate, for each project. The energy savings are converted into an estimate of metric tons of CO_2 equivalent emissions based upon the project's location and the corresponding emissions factor data from the U.S. Government, International Energy Administration, and Locational Marginal Emissions factors. Portfolios of projects are represented on an aggregate basis. WaterCount™ is a scoring tool that evaluates investments in U.S.-based projects to estimate the expected water consumption reduction per $1,000 of investment. Estimated water savings are calculated as the sum of the direct annual estimated water savings from energy efficiency measures such as low-flow water fixtures and the annual indirect water savings associated with the annual kWh generated and saved by our investments. The annual kWh of electricity generated and saved by our investments are multiplied by the amount of water withdrawn and not returned to local water systems based upon the project's location and the existing grid electricity generating units in that region. Indirect water savings is estimated using data prepared by the U.S. Government's Energy Information Administration and the Union of Concerned Scientists.

HASI

Notice of 2025 Annual Meeting of Stockholders

When

June 4, 2025
9:30 a.m. Eastern Time

Where

The meeting will be held via a live webcast at **www.virtualshareholdermeeting.com/HASI2025**
(password: enter your 16 digit control number)

Record Date

Close of business on April 7, 2025

How to Vote

ONLINE

(During the Annual Meeting) Access **www.virtualshareholdermeeting.com/HASI2025** (password: your 16 digit control number) and follow the on-screen instructions.

(Before the Annual Meeting) Go to **www.proxyvote.com** to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date.

MAIL

Mark, sign and date your proxy card and return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TELEPHONE

1-800-690-6903. Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

All stockholders are cordially invited to attend the Annual Meeting virtually. By hosting the Annual Meeting online, we are able to communicate more effectively with our stockholders, enable increased attendance and participation from locations around the world, and reduce costs, which aligns with our broader sustainability goals. The virtual meeting has been designed to provide the same rights to participate as you would have at an in-person meeting. Online check-in will begin at 9:15 a.m., Eastern Time, and you should allow ample time for the online check-in procedures. During the upcoming virtual meeting, you may ask questions and will be able to vote your shares online from any remote location with internet connectivity. We will respond to as many inquiries at the Annual Meeting as time allows.

Items to be voted on:

1	Elect the twelve director nominees named in the accompanying proxy statement to serve on our board of directors
2	Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025
3	Provide non-binding advisory approval of our executive compensation
4	Such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof

The attached proxy statement describes these items.

Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held June 4, 2025.

Our notice of annual meeting, proxy statement and 2024 Annual Report on Form 10-K are available at: www.proxyvote.com and www.investors.HASI.com.

By Order of our Board of Directors,

/s/ Steven L. Chuslo
Steven L. Chuslo
Secretary

Annapolis, Maryland
April 22, 2025

Proxy Statement Table of Contents

Proxy Summary

This summary highlights certain information from this Proxy Statement, but does not contain all the information that you should consider. Please read the entire Proxy Statement before voting your shares. For more complete information regarding our 2024 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2024.

When	Where	Record Date
June 4, 2025 9:30 a.m. Eastern Time	The meeting will be held via a live webcast at **www.virtualshareholdermeeting.com/HASI2025** *(password: enter your 16 digit control number)*	Close of business on April 7, 2025

Meeting Agenda

The matters we will act upon at the Annual Meeting are:

PROPOSAL	BOARD OF DIRECTORS RECOMMENDATION	MORE INFORMATION
Elect the twelve director nominees named in this proxy statement to serve on our board of directors until the Company's 2025 annual meeting of stockholders and until their respective successors are duly elected and qualify	✓ **FOR** all nominees listed below	Page 5
Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2025	✓ **FOR**	Page 34
Approve, on a non-binding, advisory basis, the compensation of our named executive officers	✓ **FOR**	Page 37

Director Nominees[1]

Name	Age	Independent	Principal occupation	Committees	Other public boards	Director since
Jeffrey W. Eckel *Chair*	66		Former Chief Executive Officer & President, HA Sustainable Infrastructure Capital, Inc.		0	Chair since March 2025; Executive Chair from March 2023 to March 2025; Chair from 2013 to February 2023
Jeffrey A. Lipson *Chief Executive Officer*	57		Chief Executive Officer & President, HA Sustainable Infrastructure Capital, Inc.		0	2023
Teresa M. Brenner *Lead Independent Director*	61	✓	Former Managing Director & Associate General Counsel, Bank of America Corporation	Compensation, NGCR (Chair)	0	Lead Independent Director since 2019; Director since 2016
Lizabeth A. Ardisana	72	✓	Chief Executive Officer & Principal Owner, ASG Renaissance, LLC	Audit, Compensation	2	2022
Clarence D. Armbrister	67	✓	Former President, Johnson C. Smith University	NGCR, Finance and Risk	0	2021
Nancy C. Floyd	70	✓	Former Managing Director, Nth Power LLC	Audit, Finance and Risk	0	2021
Charles M. O'Neil	72	✓	Former Chief Executive Officer and Chairman of the Board, ING Capital, LLC	Finance and Risk (Chair), NGCR	0	2013
Richard J. Osborne	74	✓	Former Chief Financial Officer, Duke Energy Corporation	Audit, Compensation (Chair)	0	2013
Steven G. Osgood	68	✓	Chief Executive Officer, Square Foot Companies, LLC	Audit (Chair), Compensation	1	2015
Kimberly A. Reed	54	✓	Former Chairman of the Board of Directors, President, and Chief Executive Officer, Export-Import Bank of the United States	NGCR, Finance and Risk	2	2023
Laura A. Schulte	65	✓	Former Executive Vice President and Head of Eastern Community Banking, Wells Fargo & Company	Audit, Compensation	0	2025
Barry E. Welch	67	✓	Former Chief Executive Officer, Atlantic Power Corporation	Audit, Finance and Risk	0	2025

(1) Furnished as of April 7, 2025.

Director Nominee Highlights

Our board of directors has a strong mix of desired attributes, including business experience, tenure, age, diversity, and independence. The following is a snapshot of some key characteristics of our director nominees.

Diversity



12
Directors
6 White Men
4 White Women
1 Woman of Color
1 Man of Color

Tenure



SEVEN 0-4 YEARS
ONE 5-9 YEARS
FOUR 10+ YEARS

4 Financial Experts

66 Average Age

Qualifications

- CEO/SENIOR LEADERSHIP EXPERIENCE **12/12**
- CPA OR FINANCIAL **7/12**
- POWER/UTILITY/NATURAL RESOURCES INDUSTRIES **5/12**
- RISK MANAGEMENT **12/12**
- STRATEGIC PLANNING **12/12**
- CORPORATE GOVERNANCE **12/12**
- TECHNOLOGY/CYBERSECURITY **2/12**
- COMMERCIAL LENDING **6/12**
- HUMAN CAPITAL MANAGEMENT **12/12**
- FINANCIAL SERVICES **9/12**
- MERGERS & ACQUISITIONS **8/12**

Governance Highlights

Separate Chair and CEO	On March 1, 2023, we separated the roles of chair and chief executive officer
Sustainability and Impact Governance	Robust oversight structure covering our strategies, activities, and policies, including our Sustainability Investment Policy, environmental policies, and Human Rights and Human Capital Management Policies
Commitment to Board Independence	>80% of the members of our board of directors are independent

Compensation Highlights

Pay for Performance Philosophy	Executive compensation encourages and rewards strong financial and operational performance
Implicit Link to Sustainability and Impact Performance	Executive compensation is implicitly linked to Sustainability and Impact (as defined below) performance due to our focus on investments in climate solutions, which drive growth in key compensation-linked financial metrics
CEO Pay Ratio	For 2024, the compensation for our chief executive officer was 33x the compensation of our median employee

Proxy Statement for Annual Meeting of Stockholders to be Held on June 4, 2025

This proxy statement is being furnished to stockholders in connection with the solicitation of proxies by and on behalf of the board of directors of HA Sustainable Infrastructure Capital, Inc., a Delaware corporation (the "Company," "we," "our" or "us"), for use at the Company's 2025 annual meeting of stockholders (the "Annual Meeting") to be held via a live webcast at www.virtualshareholdermeeting.com/HASI2025 (password: enter your 16-digit control number) on June 4, 2025, at 9:30 am, Eastern Time, or at any postponements or adjournments thereof.

Proposal No. 1
Election of Directors

Our board of directors is currently comprised of twelve directors: Jeffrey W. Eckel, Jeffrey A. Lipson, Lizabeth A. Ardisana, Clarence D. Armbrister, Teresa M. Brenner, Nancy C. Floyd, Charles M. O'Neil, Richard J. Osborne, Steven G. Osgood, Kimberly A. Reed, Laura A. Schulte, and Barry E. Welch. In accordance with our charter (the "Charter") and Amended and Restated Bylaws (the "Bylaws"), Messrs. Eckel, Lipson, Armbrister, O'Neil, Osborne, and Osgood and Mses. Ardisana, Brenner, Floyd, and Reed were elected at the 2024 Annual Meeting to hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualifies, or until such director's earlier resignation, death or removal. Effective April 15, 2025, in accordance with our Charter and Bylaws, our board of directors increased the size of our board of directors from ten to twelve and appointed Ms. Schulte and Mr. Welch to serve until the next annual meeting of stockholders and until his or her successor has been duly elected and qualifies, or until the director's earlier resignation, death or removal. See "—Identification of Director Candidates" and "—Vacancies."

Upon the recommendation of the Nominating, Governance and Corporate Responsibility Committee of our board of directors (the "NGCR Committee"), our board of directors has nominated our twelve current directors (the "director nominees") to stand for election as directors at the Annual Meeting.

The director nominees were selected based on the qualifications and experience described in the biographical information below.

The procedures and considerations of the NGCR Committee in recommending qualified director nominees are described below under "—Identification of Director Candidates." Each director nominee's term will run until the next annual meeting of stockholders following the Annual Meeting and until their respective successors are duly elected and qualify.

It is intended that the shares of our common stock, par value $0.01 per share (the "Common Stock") represented by properly submitted proxies will be voted by the persons named therein as proxy holders **FOR** the election of each of the director nominees listed in this Proxy statement unless otherwise instructed. See "—Voting on Director Nominees" below for more information.

Our board of directors recommends a **vote FOR** the election of each of the director nominees.

Information About the Director Nominees[1]

JEFFREY W. ECKEL



Age 66

Chair – Board of Directors since March 2025

Mr. Eckel has served as chair since March 2025 and served as executive chair from March 2023 to March 2025. Mr. Eckel previously served as chief executive officer, president and chair from 2013 through February 2023, and was with the predecessor of the Company as president and chief executive officer since 2000 and prior to that from 1985 to 1989 as a senior vice president. Mr. Eckel serves on the board of trustees of The Nature Conservancy of Maryland and DC. Mr. Eckel was appointed by the governor of Maryland to the board of the Maryland Clean Energy Center in 2011 where Mr. Eckel served until 2016 while also serving as its chairman from 2012 to 2014. Mr. Eckel has over 35 years of experience in financing, owning and operating infrastructure and energy assets. Mr. Eckel received a Bachelor of Arts degree from Miami University in 1980 and a Master of Public Administration degree from Syracuse University, Maxwell School of Citizenship and Public Affairs, in 1981. We believe Mr. Eckel's extensive experience in managing companies operating in the energy sector and expertise in energy investments make him qualified to serve as chair.

JEFFREY A. LIPSON



Age 57

Director since 2023

Chief Executive Officer and President

Mr. Lipson has served as chief executive officer and president since March 2023. He served as executive vice president and our chief operating officer from 2021 to February 2023, and as our chief financial officer from 2019 to February 2023. Previously, Mr. Lipson was president and chief executive officer and director of Congressional Bancshares and its subsidiary Congressional Bank (now Forbright Bank). He also previously served in various roles for CapitalSource Inc., as well as Bank of America and its predecessor, FleetBoston Financial. Mr. Lipson received a Bachelor of Science degree in Economics from Pennsylvania State University in 1989 and a Master of Business Administration degree in Finance from New York University's Leonard N. Stern School of Business in 1993. We believe Mr. Lipson's significant prior experience as a chief executive officer and his extensive financial expertise make him qualified to serve as president and chief executive officer and as a member of our board of directors.

TERESA M. BRENNER



Age 61

Independent Director since 2016

Lead Independent Director since 2019

Committee:
- NGCR Committee (Chair)
- Compensation Committee

Ms. Brenner retired from Bank of America Corporation in 2012, where she served in a variety of roles for approximately 20 years, including most recently as a managing director and associate general counsel. Ms. Brenner served on the board of directors of Residential Capital, LLC from March 2013 to December 2013 during its restructuring and through the confirmation of its bankruptcy proceeding. Ms. Brenner is a member of the National Association of Corporate Directors, the Society of Corporate Governance, and the American Corporate Counsel Association, and is a member in good standing of the North Carolina State Bar. Ms. Brenner has also held a variety of philanthropic and civic roles, including serving as president of Temple Israel and chairperson of Right Moves for Youth. Ms. Brenner received a Bachelor of Arts degree magna cum laude and with honors in history from Alma College in 1984 where she was inducted into Phi Beta Kappa and a Juris Doctorate cum laude from Wake Forest University School of Law in 1987 where she was a Carswell Scholar and an editor of its Law Review. We believe Ms. Brenner's extensive experience in corporate governance and corporate strategy, law and compliance, and finance and capital markets gives her valuable insight and enables her to make significant contributions as a member of our board of directors.

(1) Furnished as of April 7, 2025.

LIZABETH A. ARDISANA



Age 72

Independent Director since 2022

Committee:
- Audit Committee
- Compensation Committee

Ms. Ardisana is chief executive officer and the principal owner of ASG Renaissance LLC, which she founded in 1987. ASG Renaissance is a technical and communication services firm with more than three decades of experience providing services to a wide range of clients in the automotive, environmental, defense, construction, healthcare, banking and education sectors. She is also chief executive officer of Performance Driven Workforce LLC, a scheduling and staffing firm that was founded in 2015 and has since expanded into five states. Prior to founding ASG Renaissance LLC, Ms. Ardisana worked at Ford Motor Company for 14 years, holding various management positions in vehicle development, product planning and marketing. As a Hispanic and female business owner, Ms. Ardisana is an active business and civic leader in Michigan. She has served on the boards of publicly held Clean Energy Fuels Corp. (Nasdaq: CLNE) since 2019 and Huntington Bancshares Inc. (Nasdaq: HBAN) since 2016. She also serves on the board of the privately held U.S. Sugar Corporation. She was a member of the board of Citizens Republic Bancorp, Inc. from 2004 to 2013, and a member of the board of FirstMerit Corporation from 2013 to 2016. She has held numerous leadership positions in a variety of nonprofit organizations, including The Skillman Foundation, Charles Stewart Mott Foundation, Kettering University, Metropolitan Affairs Coalition, Focus: HOPE, and NextEnergy. Ms. Ardisana was appointed by the governor of Michigan to the executive board of the Michigan Economic Development Corporation and chairs its finance committee. She is the vice chair of the board of Wayne Health, where she serves on the audit committee and compensation committee. Ms. Ardisana holds a Bachelor of Science degree in mathematics and computer science from the University of Texas, a Master of Science degree in mechanical engineering from the University of Michigan, and a Master of Business Administration degree from the University of Detroit. We believe Ms. Ardisana's considerable experience and relationships in the automotive and environmental industries, as well as skills acquired through serving as a chief executive officer and as a member of multiple public and private company boards, give her valuable insights and enable her to make significant contributions as a member of the Board.

CLARENCE D. ARMBRISTER



Age 67

Independent Director since 2021

Committee:
- Finance and Risk Committee
- NGCR Committee

Mr. Armbrister served as president of Johnson C. Smith University from January 2018 through June 2023. Previously, Mr. Armbrister served as president of Girard College from 2012 to 2017. Mr. Armbrister has served as chair of the audit committee and a member of the compensation committee of Health Partners Plans Inc. since 2016. From 2008 to 2011, Mr. Armbrister served as chief of staff to the former Mayor of Philadelphia, Michael A. Nutter. Mr. Armbrister also served as senior vice president for administration and subsequently executive vice president and chief operating officer of Temple University from 2003 to 2007. Prior to that Mr. Armbrister served as vice president and director in the Municipal Securities Group and in other positions at PaineWebber & Co. (subsequently UBS PaineWebber Incorporated) from 1999 to 2003 and also served as an adjunct faculty member of the Beasley School of Law at Temple University from 1997 to 1998. From 1996 to 1998, Mr. Armbrister served as managing director of the Philadelphia School District and prior to that, in 1994, he was appointed Philadelphia City treasurer. From 1982 to 1994, Mr. Armbrister was an associate and then partner at Saul, Ewing, Remick & Saul (currently known as Saul Ewing Arnstein & Lehr LLP). Mr. Armbrister also serves on the boards of various organizations, including the board of directors for Health Partners Plan and the board of trustees of Devereux Advanced Behavioral Health, of which he was elected chair in November 2023. Mr. Armbrister is also a former member of the board of directors of the Charlotte Regional Business Alliance, the board of directors of the National Adoption Center and the Community College of Philadelphia's board of trustees. Mr. Armbrister received a Bachelor of Arts degree in Political Science and Economics from the University of Pennsylvania in 1979 and a Juris Doctor degree from the University of Michigan Law School in 1982. We believe Mr. Armbrister's over 35 years of experience in education, law, government and finance gives him valuable insight and enables him to make significant contributions as a member of our board of directors.

NANCY C. FLOYD



Age 70

Independent Director since 2021

Committee:
- Audit Committee
- Finance and Risk Committee

Ms. Floyd served as managing director of Nth Power LLC, a venture capital firm she founded that specialized in clean energy technology, from 1993 to 2022. From 1989 to 1993, Ms. Floyd joined and started the technology practice for the utility consulting firm, Barakat and Chamberlain. From 1985 to 1988, Ms. Floyd was on the founding team and worked at PacTel Spectrum Services, a provider of network management services that was sold to IBM. In 1982, Ms. Floyd founded and served as chief executive officer of NFC Energy Corporation, one of the first wind development companies in the United States, which she successfully sold. From 1977 to 1980, Ms. Floyd served as director of special projects of the Vermont Public Service Board (currently known as Vermont Public Utility Commission). Ms. Floyd has also served on the boards of 14 private, high growth, clean tech companies and was chair of the board for 4 of them. From 2020 to 2023, Ms. Floyd was a board member, chair of the audit committee and member of the compensation committee and nominating and corporate governance committee of Beam Global (Nasdaq: BEEM, BEEMW). She also served as a member of the board and chair of the audit committee of AltaGas Services and AltaGas Power Holdings (U.S.) Inc. (TSX: ALA) from 2018 to 2019, and board member of WGL Holdings, Inc. and Washington Gas (NYSE: WGL) from 2011 to 2018, where she sat on the audit committee and governance committee. Also, Ms. Floyd has served as fund advisor to Activate Capital from 2018 to 2021 and served on the investment committee for The Christensen Fund from 2017 to 2021. Ms. Floyd received a Bachelor of Arts degree in Government from Franklin & Marshall College in 1976 and a Master of Arts degree in Political Science from Rutgers University in 1977. We believe Ms. Floyd's extensive experience in clean energy technology and utilities makes her qualified to serve as a member of our board of directors.

CHARLES M. O'NEIL



Age 72

Independent Director since 2013

Committee:
- Finance and Risk Committee (Chair)
- NGCR Committee

Mr. O'Neil retired from ING Capital, LLC, at the end of 2015, where he served in a variety of executive and management roles for over 20 years, including as president, chief executive officer and chairman of the board of ING Capital, LLC and head of Structured Finance, Americas, the largest operating unit of ING Capital. Mr. O'Neil received a Bachelor of Science degree in Finance from The Pennsylvania State University in 1974 and a Master of Business Administration degree in International Finance from Fordham University in 1978. We believe Mr. O'Neil's experience of over 40 years in structured and project finance focusing on energy related projects, combined with his senior management role with a large international bank's wholesale banking activities in the Americas, makes him qualified to serve as a member of our board of directors.

RICHARD J. OSBORNE



Age 74

Independent Director since 2013

Committee:
- Compensation Committee (Chair)
- Audit Committee

Mr. Osborne retired from Duke Energy Corporation in 2006, having served in a variety of executive roles including chief financial officer, chief risk officer, treasurer and group vice president for Public & Regulatory Affairs during his 31 years with the organization. Mr. Osborne also served as a director of Duke Energy Field Services, a joint venture between Duke Energy Corporation and ConocoPhillips, and as a director of TEPPCO Partners, LP, a master limited partnership managing mid-stream energy assets. He also chaired the Finance Divisions of the Southeastern Electric Exchange and Edison Electric Institute, and was a founding board member of the Committee of Chief Risk Officers. Subsequent to leaving Duke Energy, Mr. Osborne executed consulting assignments for clients in, or serving, the energy industry. Mr. Osborne presently serves on the boards of Chautauqua Institution and the Chautauqua Foundation. Mr. Osborne received a Bachelor of Arts degree in History and Economics from Tufts University in 1973 and a Master of Business Administration degree from the University of North Carolina at Chapel Hill in 1975. We believe that Mr. Osborne's over 35 years of experience in energy sector finance makes him qualified to serve as a member of our board of directors.

STEVEN G. OSGOOD



Age 68

Independent Director since 2015

Committee:

- Audit Committee (Chair)
- Compensation Committee

Mr. Osgood has served as the chief executive officer of Square Foot Companies, LLC, a Cleveland, Ohio-based private real estate company focused on self-storage and single-tenant properties, since 2008. Mr. Osgood is also a trustee for National Storage Affiliates Trust, a real estate investment trust ("REIT") focused on the ownership of self-storage properties, since its public offering in April 2015. Mr. Osgood serves as chair of the finance committee for the company and on its audit committee. Prior to his current position, Mr. Osgood served as president and chief financial officer of U-Store-It Trust (now named CubeSmart), a self-storage REIT from the company's initial public offering in 2004 to 2006. He also served as chief financial officer of several other REITs. Mr. Osgood is a former Certified Public Accountant. He graduated from Miami University with a Bachelor of Science degree in 1978 and graduated from the University of San Diego with a Master of Business Administration degree in 1987. We believe that Mr. Osgood's experience as a chief executive officer and over 20 years of experience in corporate finance make him qualified to serve as a member of our board of directors.

KIMBERLY A. REED



Age 54

Independent Director since 2023

Committee:

- NGCR Committee
- Finance and Risk Committee

Ms. Reed has served as an external director of Takeda Pharmaceutical Company Limited since June 2022 and an independent director of Momentus Inc. since August 2021. From May 2019 to January 2021—after being confirmed by the U.S. Senate on a strong bipartisan basis — Ms. Reed served as the first woman chairman of the board of directors, president and chief executive officer of the Export-Import Bank of the United States (EXIM), the nation's official $135 billion export credit agency, where she worked to help U.S. companies, including those focused on energy and infrastructure, succeed in the competitive global marketplace. She previously served as president of the International Food Information Council Foundation where she focused on agriculture, nutrition, health, and sustainability issues; senior advisor to U.S. Treasury Secretaries Henry Paulson and John Snow; chief executive officers of the Community Development Financial Institutions Fund (CDFI Fund); and counsel to three committees of the U.S. Congress where she conducted oversight and investigations. Ms. Reed also currently serves on the American Swiss Foundation board of directors, and is a Distinguished Fellow with the Council on Competitiveness and the Atlantic Council Freedom and Prosperity Center. Additionally, she is involved with a variety of initiatives, including the Hudson Institute's Alexander Hamilton Commission on Securing America's National Security Innovation Base, Krach Institute for Tech Diplomacy at Purdue Advisory Council and Indiana University School of Public Health-Bloomington Dean's Alliance. Recognized as one of the "100 Women Leaders in STEM," she received the U.S. Department of Defense's highest civilian award — the Medal for Distinguished Public Service — and is a Council on Foreign Relations life member and a National Association of Corporate Directors (NACD) Certified Director. She holds a Juris Doctor degree from West Virginia University College of Law and a Bachelor of Science in Biology and a Bachelor of Arts in Government from West Virginia Wesleyan College. We believe Ms. Reed's experience in government and international finance, as well as her service on U.S. and non-U.S. public company boards, make her qualified to serve as a member of our board of directors.

LAURA A. SCHULTE



Age 65

Independent Director since 2025

Committee:

- Audit Committee
- Compensation Committee

Ms. Schulte has served as chair of the board of directors of Transportation Alliance Bank, Inc. since June 2023, where she also serves as the chair of the compensation committee and a member of the technology committee and previously served as a member of the audit committee. She has been a member of the board of directors of Novant Health Inc. since 2016, where she is a member of the executive committee and previously served as chair of the board of directors, the strategic growth committee and the audit committee. Since 2016, she has also served as a member of the board of directors of Grubb Properties, LLC, where she is chair of the human capital committee and compensation committee, as well as a member of the audit committee. From 2015 through 2021, she served as a board director and a member of the audit, credit and asset-liability committees of State Farm Bank, a U.S. bank and subsidiary of State Farm Insurance sold to U.S. Bank in 2021. From 1999 until her retirement in 2014, Ms. Schulte held various executive roles Wells Fargo & Company, culminating in her service as Executive Vice President and Head of Eastern Community Banking, where she led one of Wells Fargo's banking businesses and spearheaded the merger with and integration of Wachovia into Wells Fargo. Prior to her time at Wells Fargo, from 1982 through 1999, she was employed by Norwest Corporation. Ms. Schulte has served on the nonprofit boards of industry, education, and healthcare institutions across the United States, including the American Bankers Association, the University of North Carolina at Charlotte, the National Association of Corporate Directors (NACD) Carolinas chapter and the Children's Hospital of Los Angeles. Notably, Ms. Welch served as the first woman board chair for the United Way of Los Angeles. Currently, she is a member of the Charlotte Symphony Orchestra Board of Trustees and the Bechtler Museum of Modern Art advisory board in Charlotte, North Carolina. She received her Bachelor of Science in Accounting from the University of Nebraska at Lincoln, where she is a Distinguished Alumni Awardee, and she is a graduate of the Stonier Graduate School of Banking at the University of Pennsylvania. We believe Ms. Schulte's experience as a banking industry executive, as well as her service on multiple corporate boards, make her qualified to serve as a member of our board of directors.

BARRY E. WELCH



Age 67

Independent Director since 2025

Committee:

- Audit Committee
- Finance and Risk Committee

Since January 2023, Mr. Welch has served on the board of directors of Onward Energy, a renewables portfolio company in the JP Morgan-managed Infrastructure Investments Fund (IIF), assuming the role of chair in January 2024. Onward Energy was formed in January 2023 through the merger of Novatus Energy, where he served as chair of the audit committee from 2016 until the merger, and Southwest Generation, where he served as chair of the board of directors from 2018 until the merger. Since March 2023, he has also served on the board and audit committee of Aspen Power, a distributed generation solar company that develops, constructs, owns and operates projects throughout the United States From 2016 through 2019, Mr. Welch served on the board of TransMontaigne Partners (NYSE: TLP), an oil storage master limited partnership, where he was chair of the conflicts committee and a member of the audit committee. From 2004 through 2014, he was the chief executive officer of Atlantic Power Corporation (NYSE: AT), an independent power company with fossil and renewable power generation facilities in the United States and Canada, and served on its board of directors from 2006 through 2014. From 1989 through 2004, he served in a variety of roles in John Hancock's Bond & Corporate Finance Group, culminating in his service from 2001 through 2004 as Senior Vice President and Head of Bond & Corporate Finance. Mr. Welch received a Bachelor of Science in Engineering in Mechanical & Aerospace Engineering from Princeton University, and a Master of Business Administration degree with a concentration in Finance from Boston College. We believe Mr. Welch's experience as a renewable energy chief executive officer and investment finance executive, as well as his service on multiple public and private boards of directors, make him qualified to serve on our board of directors.

Skills, Expertise, and Attributes

The NGCR Committee and our board of directors consider a broad range of factors when selecting nominees. We seek highly qualified director candidates from diverse business, professional and educational backgrounds who combine a broad spectrum of experience and expertise with a reputation for the highest personal and professional ethics, integrity, and values. We believe that, as a group, the director nominees bring a diverse range of perspectives that contribute to the effectiveness of our board of directors as a whole.

The table below represents some of the key skills and attributes that our board of directors has identified as particularly valuable to the effective oversight of the Company and the execution of our corporate strategy, and identifies the director nominees that have that skill or attribute. This director skills matrix is not intended to be an exhaustive list of each of our director nominees' skills and attributes or contributions to our board of directors.

SKILLS & EXPERTISE												
Experience	**Eckel**	**Brenner**	**Ardisana**	**Armbrister**	**Floyd**	**Lipson**	**O'Neil**	**Osborne**	**Osgood**	**Reed**	**Schulte**	**Welch**
Risk Management	●	●	●	●	●	●	●	●	●	●	●	●
Capital Markets	●	●		●	●	●	●	●	●	●	●	●
CPA or Financial			●		●	●	●	●	●		●	
Power / Utility / Natural Resources Industries	●				●		●	●				●
Financial Services	●	●		●	●	●	●			●	●	●
Strategic Planning	●	●	●	●	●	●	●	●	●	●	●	●
Technology / Cybersecurity					●						●	
CEO/Senior Leadership Experience	●	●	●	●	●	●	●	●	●	●	●	●
Mergers & Acquisitions		●	●		●	●		●	●		●	●
Corporate Governance	●	●	●	●	●	●	●	●	●	●	●	●
Human Capital Management	●	●	●	●	●	●	●	●	●	●	●	●
Commercial Lending	●					●	●		●		●	●

BACKGROUND												
Years on Board	12	9	2	4	4	2	12	12	10	2	0	0
Age	66	61	74	67	70	57	72	74	68	54	65	67
Gender Identification	M	F	F	M	F	M	M	M	M	F	F	M
African American / Black				●								
Asian / South Asian												
White / Caucasian	●	●			●	●	●	●	●	●	●	●
Hispanic / Latino			●									
Indigenous												
LGBTQ+												
Veteran												
Disabled												

Identification of Director Candidates

In accordance with our Corporate Governance Guidelines (the "Guidelines") and its written charter, the NGCR Committee is responsible for identifying director candidates for our board of directors and for recommending director candidates to our board of directors for consideration as nominees to stand for election at our annual meetings of stockholders. Director candidates are recommended for nomination for election as directors in accordance with the procedures set forth in the written charter of the NGCR Committee.

As noted above, we seek highly qualified director candidates from diverse business, professional and educational backgrounds who combine a broad spectrum of experience and expertise with a reputation for the highest personal and professional ethics, integrity, and values. The NGCR Committee periodically reviews the appropriate skills and characteristics required of our directors in the context of the current composition of our board of directors, our operating requirements and the long-term interests of our stockholders. In accordance with the Guidelines, directors should possess the highest personal and professional ethics, integrity, and values, exercise good business judgment, be committed to representing the long-term interests of the Company and our stockholders and have an inquisitive and objective perspective, practical wisdom, and mature judgment. The NGCR Committee reviews director candidates with the objective of assembling a slate of directors that can best fulfill and promote our goals, taking into consideration personal factors and professional characteristics of each potential candidate, and recommends director candidates based upon contributions they can make to our board of directors and management and their ability to represent our long-term interests and those of our stockholders and other stakeholders.

The NGCR Committee evaluates the skill sets required for service on our board of directors and has developed a list of potential director candidates. If it is determined there is the need for additional or replacement board members, the NGCR Committee will assess potential director candidates included on the list as well as other appropriate potential director candidates based upon information it receives regarding such potential candidates or otherwise possesses, which assessment may be supplemented by additional inquiries. In conducting this assessment, the NGCR Committee considers knowledge, experience, skills, diversity, and such other factors as it deems appropriate in light of our current needs and those of our board of directors. The NGCR Committee may seek input on director candidates from other directors. The NGCR Committee does not solicit director nominations, but it may consider recommendations by stockholders using the same criteria that it uses to evaluate other nominees. The NGCR Committee may, in its sole discretion, engage one or more search firms or other consultants, experts or professionals to assist in, among other things, identifying director candidates or gathering information regarding the background and experience of director candidates. The NGCR Committee will have sole authority to approve any fees or terms of retention relating to these services.

Our stockholders of record who comply with the advanced notice procedures set forth in our current Bylaws and outlined under the "Submission of Stockholder Proposals" section of this proxy statement may nominate candidates for election as directors. See "Submission of Stockholder Proposals" for information regarding providing timely notice of stockholder proposals under our Bylaws and the rules promulgated by the U.S. Securities and Exchange Commission (the "SEC").

Majority Vote Policy

The Guidelines provide for a majority vote policy for the election of directors. Pursuant to this policy, in any uncontested election of directors, any nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall promptly tender his or her resignation to our board of directors following certification of the stockholder vote. The NGCR Committee shall promptly consider the resignation and make a recommendation to our board of directors with respect to the tendered resignation. In considering whether to accept or reject the tendered resignation, the NGCR Committee shall consider all factors it deems relevant, which may include the stated reasons, if any, why stockholders withheld votes from the director, any alternatives for curing the underlying cause of the withheld votes, the length of service and qualifications of the director, the director's past and expected future contributions to the Company, the composition of our board of directors, and such other information and factors as members of the NGCR Committee shall determine are relevant. Our board of directors will act on the NGCR Committee's recommendation no later than 90 days after the certification of the stockholder vote. Any director who tenders his or her resignation to our board of directors will not participate in the NGCR Committee's consideration or board action regarding whether to accept such tendered resignation.

We will promptly disclose our board of director's decision whether to accept the resignation as tendered (providing a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a press release, a filing with the SEC or in another broadly disseminated means of communication.

Vacancies

In accordance with our Charter and Bylaws, any vacancies occurring on our board of directors, including vacancies occurring as a result of the death, resignation, or removal of a director, or due to an increase in the size of our board of directors, may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Voting on Director Nominees

A plurality of all the votes cast on the proposal at the Annual Meeting at which a quorum is present is necessary to elect a director. Proxies solicited by our board of directors will be voted FOR each director nominee unless otherwise instructed. Because directors are elected by a plurality of the votes cast in the election of directors, and no additional nominations may be properly presented at the Annual Meeting, 'withhold' votes will have no effect on the election of directors. However, any director nominee who receives a greater number of 'withhold' votes from his or her election than 'for' is required to tender his or her resignation as described above under "–Majority Vote Policy." Abstentions and broker non-votes are not votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum. If the candidacy of any director nominee should, for any reason, be withdrawn prior to the Annual Meeting, the proxies will be voted by the proxy holders in favor of such substituted candidates (if any) as shall be nominated by our board of directors. Our board of directors has no reason to believe that any nominee will be unable or unwilling to serve as a director.

Board and Corporate Governance Structure

Corporate Governance Philosophy

Our corporate governance philosophy is based on maintaining a close alignment of our interests with those of our stockholders. Notable features of our current corporate governance structure include the following:

Our Board of Directors	Our Charter, Bylaws and Policies	Our Stockholder Engagement
• We separated the roles of chair and chief executive officer. • We have a majority vote policy for the election of directors. • Our board of directors is not staggered. • Ten of our twelve current directors are independent. • We have a Lead Independent Director. • Four directors qualify as an "audit committee financial experts" as defined by the SEC. • We have established a target retirement age of 75 for our directors. • The NGCR Committee oversees and directs our environmental, social and governance ("Sustainability and Impact") strategies, activities, policies, and communications.	• Our stockholders have the concurrent right to amend our Bylaws. • Our directors and NEOs (as defined herein) are required to maintain certain levels of stock ownership in the Company ranging between three and six times their base salary or retainer, depending on position. • Our Statement of Corporate Policy Regarding Equity Transactions prohibits our directors and officers from hedging our equity securities, holding such securities in a margin account or pledging such securities as collateral for a loan. • Our Clawback Policy provides for the possible recoupment of performance or incentive-based compensation in the event of an accounting restatement due to material noncompliance by us with any financial reporting requirements under the securities laws (other than due to a change in applicable accounting methods, rules or interpretations).	• We have an active stockholder outreach program, including annually providing our stockholders the opportunity to vote on an advisory basis on the compensation of NEOs.

In order to foster the highest standards of ethics and conduct in all business relationships, we have adopted a Code of Business Conduct and Ethics policy (the "Code of Conduct"). The Code of Conduct, which covers a wide range of business practices and procedures, applies to our officers, directors, employees, agents, representatives, and consultants. In addition, our whistleblowing policy (the "Whistleblower Policy") sets forth procedures by which any Covered Persons (as defined in the Whistleblower Policy) may report, on a confidential basis, concerns relating to any questionable or unethical accounting, internal accounting controls or auditing matters, as well as any potential Code of Conduct or ethics violations. We review these policies on a periodic basis with our employees.

Our Board of Directors

Our board of directors is responsible for overseeing our affairs, and it conducts its business through meetings and actions taken by written consent in lieu of meetings. Pursuant to our Charter and Bylaws and the DGCL, our business and affairs are managed under the direction of our board of directors. Our board of directors has the responsibility for establishing broad corporate policies and for our overall performance and direction, but is not involved in our day-to-day operations, which are managed by our senior management team. Members of our board of directors keep informed of our business by participating in meetings of our board of directors and its committees, by reviewing analyses, reports and other materials provided to them, and through discussions with our president and chief executive officer and other executive officers and other employees of the Company.

Our board of directors intends to hold at least four regularly scheduled meetings per year, generally one per calendar quarter, and additional special meetings as necessary.

Board of Directors Leadership Structure

Our board of directors has the flexibility to decide when the positions of chair and chief executive officer should be held by one person or separated, and whether an executive or an independent director should be chair. This allows our board of directors to choose the leadership structure that it believes will best serve the interests of our stockholders at any particular time. Currently, Mr. Eckel serves as the chair, and Mr. Lipson serves as our chief executive officer. In addition, our board of directors has an active Lead Independent Director, Teresa M. Brenner. Our board of directors believes that this leadership structure is best for the Company and its stockholders at this time.

Our board of directors considered the actual board relationships and determined that there is actual and effective independent oversight of management by our supermajority independent board led by Ms. Brenner in her capacity as our Lead Independent Director. Ms. Brenner has served as our Lead Independent Director since 2019. Our board of directors believes that this board leadership structure, when combined with the functioning of the independent director component of our board of directors and our overall corporate governance structure, strikes an appropriate balance between strong and consistent leadership and independent oversight of our business and affairs.

ROLE OF THE LEAD INDEPENDENT DIRECTOR



TERESA M. BRENNER

- Collaborate with the chair, chief executive officer and secretary to schedule meetings of our board of directors and to set meeting agenda
- Ensure that matters of concern or interest to the independent directors are appropriately scheduled for discussion at board of directors meetings
- Chair meetings in the absence of the chair
- Organize and preside over meetings and executive sessions of the independent directors
- Serve as the principal liaison between the independent directors and the chair or chief executive officer on matters where either person may be conflicted
- Together with the full board of directors, evaluate the performances of the chief executive officer and chair and meet with each of the chief executive officer and chair to discuss such evaluations
- Authorize the retention of outside advisors and consultants who report directly to our board of directors
- Meet regularly with the chair as well as each director
- Along with management, periodically meet with institutional and other investors

Director Independence, Executive Sessions, and Independent Oversight

The Guidelines provide that a majority of the directors serving on our board of directors must be independent as required by NYSE listing standards. In addition, as permitted under the DGCL, our board of directors has adopted certain independence standards (the "Independence Standards") to assist it in making determinations with respect to the independence of directors. The Independence Standards are available for viewing on our website at www.hasi.com. Based upon its review of all relevant facts and circumstances, our board of directors has affirmatively determined that ten of our twelve current directors—Lizabeth Ardisana, Clarence Armbrister, Teresa Brenner, Nancy Floyd, Charles O'Neil, Richard Osborne, Steven Osgood, Kimberly Reed, Laura Schulte and Barry Welch —qualify as independent directors under the NYSE listing standards and the Independence Standards.

There is no familial relationship, as defined under the SEC regulations, among any of our directors or executive officers.

The independent directors serving on our board of directors meet in executive sessions at least four times per year at regularly scheduled meetings of our board of directors and are active in the oversight of the Company. These executive sessions of our board of directors are presided over by our Lead Independent Director, Ms. Brenner. The independent directors oversee such critical matters as the integrity of our financial statements, the evaluation and compensation of executive officers and the selection and evaluation of directors. Each independent director has the ability to add items to the agenda of our board of directors meetings or raise subjects for discussion that are not on the agenda for that meeting.

Committees

Our board of directors has four standing committees: the Audit Committee, the Compensation Committee, the Nominating, Governance and Corporate Responsibility Committee and the Finance and Risk Committee. Our committees are comprised solely of independent directors.

Audit Committee

Current Members

Steven G. Osgood (Chair)
Lizabeth A. Ardisana
Nancy C. Floyd
Richard J. Osborne
Laura A. Schulte
Barry E. Welch

Primary Responsibilities

- Engaging our independent registered public accounting firm.
- Reviewing with the independent registered public accounting firm the plans and results of the audit engagement.
- Approving professional services provided by the independent registered public accounting firm.
- Reviewing the independence of the independent registered public accounting firm.
- Considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.
- Overseeing:
  - our and our subsidiaries' corporate accounting and reporting practices,
  - the quality and integrity of our consolidated financial statements,
  - our compliance with applicable legal and regulatory requirements,
  - the performance, qualifications, and independence of our external auditors, and
  - the staffing, scope of work, performance, budget, responsibilities and qualifications of our internal audit function, including the engagement of outside advisors to assist our internal audit function.
- Reviewing our policies with respect to risk assessment and risk management, which responsibility is shared with the Finance and Risk Committee.
- Reviewing, with management and external auditors, our unaudited interim and audited annual financial statements as well as approving the filing of our financial statements.
- Meeting with officers responsible for certifying our annual report on Form 10-K or any quarterly report on Form 10-Q prior to any such certification and reviewing with such officers any disclosures related to any significant deficiencies or material weaknesses in the design or operation of internal controls.
- Periodically discussing with our external auditors such auditors' judgments about the quality, not just the acceptability, of our accounting principles as applied in our consolidated financial statements.

The specific responsibilities of the Audit Committee are set forth in its written charter, which is available for viewing on our website at www.hasi.com.

Independence

Our board of directors has determined that all of the members of the Audit Committee are independent as required by the NYSE listing standards, SEC rules governing the qualifications of Audit Committee members, the Guidelines, the Independence Standards and the written charter of the Audit Committee.

Financial Expertise and Literacy

Our board of directors has also determined, based upon its qualitative assessment of their relevant levels of knowledge and business experience, that Mr. Osgood, Ms. Floyd and Mr. Osborne each qualify as an "audit committee financial expert" for purposes of, and as defined by, the SEC rules and each has the requisite accounting or related financial management expertise required by NYSE listing standards. In addition, our board of directors has determined that all of the members of the Audit Committee are financially literate as required by the NYSE listing standards.

Report

The Audit Committee Report is set forth beginning on page 35 of this proxy statement.

Compensation Committee

Current Members

Richard J. Osborne (Chair)
Lizabeth A. Ardisana
Teresa M. Brenner
Steven G. Osgood
Laura A. Schulte

Primary Responsibilities

- Overseeing the approval, administration and evaluation of our compensation plans, policies and programs.
- Reviewing the compensation of our directors and executive officers.
- Overseeing regulatory compliance with respect to compensation matters.
- Reviewing and approving and, when appropriate, recommending to our board of directors for approval, any employment agreements and any severance arrangements or plans for our executive officers.
- Evaluating its relationship with any compensation consultant for any conflicts of interest and assessing the independence of any compensation consultant, legal counsel or other advisors.
- Coordinating with the NGCR Committee to assist our board of directors in its oversight of the Company's practices as they relate to the Company's human capital management with respect to the Company's compensation plans (e.g., retention, talent management, and pay equity practices).
- Adopting, amending and overseeing the Company's policies regarding the recoupment of compensation paid to executives or employees, if an as the Compensation Committee deems appropriate or as required by law or the rules of the New York Stock Exchange (the "NYSE").

The specific responsibilities of the Compensation Committee are set forth in its written charter, which is available for viewing on our website at www.hasi.com.

Independence

Our board of directors has determined that each of the members of the Compensation Committee is independent as required by the NYSE listing standards, SEC rules, the Guidelines, the Independence Standards and the written charter of the Compensation Committee.

Compensation Consultant

Since 2018, the Compensation Committee has engaged Pay Governance LLC ("Pay Governance"), a compensation consulting firm, to assist the Compensation Committee on the setting of certain annual bonus targets for our NEOs. In July 2019, the Compensation Committee also engaged Pay Governance to provide analysis and recommendations regarding (1) base salaries, annual bonuses and long-term incentive compensation for our executive management team, and (2) the director compensation program for non-employee members of our board of directors. Pay Governance reports directly to the Compensation Committee and the Compensation Committee has determined that Pay Governance is independent pursuant to the Compensation Committee charter.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised solely of independent directors. No member of the Compensation Committee is a current or former officer or employee of ours or any of our subsidiaries. Other than Mr. Lipson's service both as an executive officer and as a member of our board of directors, none of our executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our board of directors or the Compensation Committee.

Report

The Compensation Committee Report is set forth beginning on page 55 of this Proxy Statement.

NGCR Committee

Current Members

Teresa M. Brenner (Chair)
Clarence D. Armbrister
Charles M. O'Neil
Kimberly A. Reed

Primary Responsibilities

- Reviewing periodically and making recommendations to our board of directors on the range of qualifications that should be represented on our board of directors and eligibility criteria for individual board membership.
- Seeking, considering and recommending to our board qualified candidates for election as directors and approving and recommending to the full board of directors the election of each of our officers and, if necessary, a lead independent director.
- Reviewing and making recommendations on matters involving the general operation of our board of directors and our corporate governance and annually recommending nominees for each committee of our board of directors.
- Reviewing the Company's strategies, activities, policies, and communications regarding sustainability and other Sustainability and Impact related matters, including our CarbonCount® and WaterCount™ score, and making recommendations to our board of directors with respect thereto.
- Annually facilitating the assessment of our board of directors' performance as a whole and that of the individual directors and reports thereon to our board of directors.
- Advising management regarding strategic human capital initiatives, including leadership succession, talent development and progression, recruiting, retention and culture
- Reviewing and monitoring the development, implementation, and effectiveness of the Company's practices, policies, and strategies relating to human capital management as they relate to the Company's workforce generally including, but not limited to, policies and strategies regarding recruiting, engagement, retention, employee learning, career development and progression, succession planning, corporate culture, and employment practices.
- Coordinating with the Compensation Committee to assist our board of directors in its oversight of the Company's practices as they relate to the Company's human capital management with respect to the Company's compensation plans (e.g., retention, talent management, and pay equity practices).
- Reviewing and discussing with management the human capital management disclosures, as required, for the Company's annual proxy statement or annual report on Form 10-K and determining whether to recommend to our board of directors that such human capital management disclosures, be included in our annual proxy statement or annual report on Form 10-K.

The specific responsibilities of the NGCR Committee are set forth in its written charter, which is available for viewing on our website at www.hasi.com.

Independence

Our board of directors has determined that each of the members of the NGCR Committee is independent as required by the NYSE listing standards, the Guidelines, the Independence Standards and the written charter of the NGCR Committee.

Finance and Risk Committee

Current Members

Charles M. O'Neil (Chair)
Clarence D. Armbrister
Nancy C. Floyd
Kimberly A. Reed
Barry E. Welch

Primary Responsibilities

- Assessing, monitoring and overseeing matters relating to the Company's financings.
- Discussing and reviewing policies and guidelines with respect to our risk assessment and risk management for various risks, including, but not limited to, our interest rate, counterparty, credit, capital availability, refinancing and certain environmental risks.
- Reviewing and assessing the adequacy of our insurance coverage.
- Reviewing and assessing the adequacy of our cybersecurity policies and programs.

The specific responsibilities of the Finance and Risk Committee are set forth in its written charter, which is available for viewing on our website at www.hasi.com.

Independence

Our board of directors has determined that all of the members of the Finance and Risk Committee are independent under the NYSE listing standards, the Guidelines, the Independence Standards and the written charter of the Finance and Risk Committee.

Sustainability and Impact Oversight

We recognize the importance of understanding, evaluating, and monitoring Sustainability- and Impact-related opportunities and risks as part of our vision and strategy. The NGCR Committee is responsible for periodically reviewing our strategies, activities, and policies including our Sustainability Investment Policy, environmental policies, Human Capital Management Policies and Human Rights Statement.

HASI Board of Directors

NGCR Committee

President and CEO

Cross-Functional Sustainability and Impact Leadership Team

For Your Reference

For additional information on our sustainability and impact strategy, policies, and initiatives (including the below documents), please visit investors.hasi.com and hasi.com/sustainability.

- Annual Report
- Proxy Statement
- Sustainability Investment Policy
- Environmental Policies
- Human Rights Statement
- Human Capital Management Policies
- Code of Business Conduct and Ethics
- Business Partner Code of Conduct
- Environmental Metrics
- Sustainability Report Card

Risk Oversight

In connection with their oversight of risk to our business, our board of directors considers feedback from management concerning the risks related to our business, operations and strategies. The Finance and Risk Committee of our board of directors has the responsibility to discuss and review policies with respect to our risk assessment and risk management, including, but not limited to, guidelines and policies to govern the process by which risk assessment and risk management is undertaken, the adequacy of our insurance coverage, our interest rate risk management, our counterparty and credit risks, our capital availability, our refinancing risks, and our cybersecurity risk. The Audit Committee also consults with the Finance and Risk Committee on certain of these matters. Management regularly reports to our board of directors on our leverage policies, our asset acquisition process, any asset impairments and our compliance with applicable Investment Company Act of 1940, as amended, rules. Members of our board of directors routinely meet with management in connection with their consideration of matters submitted for the approval of our board of directors and the risks associated with such matters.

Cybersecurity

We recognize how critical cybersecurity and cyber resilience are to the well-being of our organization, our business stakeholders, and the information we rely on to profitably operate. In response to the dynamic global cyber risk environment, our chief technology officer oversees the adaptation of cybersecurity and training programs, guided by the Finance and Risk Committee of our board of directors.

Identifying and addressing these cyber threats while upholding our principles of governance, internal controls, and transparency is a priority for our cybersecurity program. The Finance and Risk Committee and management collectively provide oversight of our information technology and cybersecurity program, which is led by our chief technology officer and supported by a skilled and high-performing team of technology professionals.

Our focused cyber and information security strategy draws from operationally pragmatic components of the National Institute of Standards and Technology (NIST) Cybersecurity Common Standards Framework, Center for Internet Security (CIS) benchmarks as well as the Information Technology Infrastructure Library (ITIL).

Our cybersecurity infrastructure includes a combination of premier information technology services supported by proven vendors whose services address the range of risks identified by the Finance and Risk Committee of our board of directors, internal risk management team and internal cybersecurity team.

Annual Board of Directors and Committee Assessments

Our board of directors and each of its committees conducts an annual self-assessment process, implemented and overseen by the NGCR Committee, in order to review the effectiveness of our board of directors and its committees. The formal self-evaluation may be in the form of written or oral questionnaires and may be administered by board members and/or by third parties, as determined appropriate by the NGCR Committee for the related performance cycle. Director feedback is solicited at both the board and committee levels. The results of our board of directors and committee self-assessments are compiled and presented to our board of directors, and items identified in the self-assessments requiring follow-up are monitored on an ongoing basis by our board of directors and by management. In addition to the formal annual board and committee evaluation process, our Lead Independent Director speaks with each board member at least quarterly, and receives input regarding board and committee practices and management oversight. Throughout the year, committee members also have the opportunity to provide input directly to committee chairs or to management.

Director Attendance

The following table shows director attendance, either in person, telephonically or via videoconference, at meetings of our board of directors and of the committees of our board of directors for the period from January 1, 2024 through December 31, 2024:

	Number of Meetings	**Attendance(1)**
Board of Directors	8	95%
Audit Committee	9	100%
Compensation Committee	8	100%
Finance & Risk Committee	5	100%
NGCR Committee	5	90%

(1) This information includes the attendance of Michael T. Eckhart during the period in which he served as a director. Mr. Eckhart retired from our board of directors as of the date of our annual meeting in 2024.

All the directors then serving on our board of directors attended our 2024 virtual annual meeting of stockholders and all directors currently serving on our board of directors intend to attend our Annual Meeting. Our board of directors’ policy, as set forth in the Guidelines, is to encourage and promote the attendance by each director at all scheduled meetings of our board of directors and all meetings of our stockholders.

Corporate Governance Policies

Code of Business Conduct and Ethics

Our board of directors has adopted the Code of Conduct, which applies to our directors, executive officers, employees, agents, representatives, and consultants. The Code of Conduct was designed to assist in complying with the law, in resolving moral and ethical issues that may arise and in complying with our policies and procedures. Among the areas addressed by the Code of Conduct are compliance with applicable governmental, state and local laws, compliance with securities laws, the use and protection of company assets, data privacy, the protection of our confidential corporate information, dealings with the press and communications with the public, internal accounting controls, improper influence of audits, records retention, fair dealing, discrimination and harassment, health and safety, and conflicts of interest, including payments and gifts by third parties, outside financial interests that might be in conflict with our interests, access to our confidential records, corporate opportunities, and loans. The Code of Conduct is available for viewing on our website at www.hasi.com. We will also provide the Code of Conduct, free of charge, to stockholders who request it. Requests should be directed to Steven L. Chuslo, our executive vice president, chief legal officer and secretary, at HA Sustainable Infrastructure Capital, Inc., 1 Park Place, Suite 200, Annapolis, Maryland 21401.

Corporate Governance Guidelines

Our board of directors has adopted the Guidelines that address significant issues of corporate governance and set forth procedures by which our board of directors carries out its responsibilities. Among the areas addressed by the Guidelines are the composition of our board of directors, its functions and responsibilities, its standing committees, director qualification standards, access to management and independent advisors, director compensation, management succession, director orientation and continuing education and the annual performance evaluation and review of our board of directors and committees. The Guidelines are available for viewing on our website at www.hasi.com. We will also provide the Guidelines, free of charge, to stockholders who request it. Requests should be directed to Steven L. Chuslo, our executive vice president, chief legal officer and secretary, at HA Sustainable Infrastructure Capital, Inc., 1 Park Place, Suite 200, Annapolis, Maryland 21401.

Whistleblower Policy

Our Whistleblower Policy sets forth procedures by which any Covered Persons (as defined in the Whistleblower Policy) may report, on a confidential basis, concerns relating to any questionable or unethical accounting, internal accounting controls or auditing matters, as well as any potential Code of Conduct or ethics violations. We maintain a confidential hotline for reporting potential violations. All reports will be taken seriously. We will fully investigate each allegation and, when appropriate, take appropriate action. Reports are sent solely to the chair of the Audit Committee, the chair of the NGCR Committee and the chief legal officer (unless such person is the subject of the applicable report). Since our IPO in 2013, we have never received any whistleblower reports.

Personal Loans to Executive Officers and Directors

In compliance with, and consistent with our commitment to operate in a manner consistent with, applicable law, we prohibit extensions of credit in the form of personal loans to or for the benefit of our directors and executive officers.

Corporate Governance Review

In overseeing our corporate policies and our overall performance and direction, our board of directors has adopted the approach of operating in what it believes are the long-term best interests of the Company and our stockholders. In operating under these principles, our board of directors continuously reviews our corporate governance structure and considers whether any changes are necessary or desirable.

Active Stockholder Outreach

We believe that engaging with investors is fundamental to our commitment to good governance and essential to maintaining our industry-leading practices. Throughout the year, we seek opportunities to connect with our investors to gain and share valuable insights into current and emerging business and governance trends.

In 2024, we hosted over 250 meetings with more than 120 existing and prospective investors.

Topics discussed include our investment criteria, interest rate and other risk management practices, political and regulatory matters and our focus on sustainability and strong governance practices. These meetings were conducted in person, via teleconference, via videoconference or one-on-one at industry conferences. Our engagement activities take place throughout the year, and we also conduct quarterly earnings calls where we try to answer many of the new questions that we receive during our investor outreach.

Management Succession Planning

Our board of directors recognizes that management succession planning is a fundamental and ongoing part of its responsibilities. The NGCR Committee has utilized a framework relating to executive succession planning under which the NGCR Committee has defined specific criteria for, and responsibilities of, each of the executive officer roles of the Company. The NGCR Committee then focuses on the skill set needed to succeed in these roles both on a long-term and an emergency basis. Our Lead Independent Director also meets on this topic separately with our chief executive officer and facilitates additional discussions with our independent directors about executive succession planning throughout the year, including at executive sessions. Succession planning remains a priority for the NGCR Committee, which has worked with Mr. Lipson to ensure an appropriate emergency succession protocol and to develop our long-term succession plan.

Communications with our Board of Directors

Our board of directors has approved a process to enable communications with the independent directors on our board of directors or the chair of any of the committees of our board of directors. Communications by email should be sent to legaldepartment@hasi.com. Communications by regular mail should be sent to the attention of Steven L. Chuslo, our executive vice president, chief legal officer and secretary, at our office at 1 Park Place, Suite 200, Annapolis, MD 21401. Each communication received will be reviewed to determine whether the communication requires immediate action. All appropriate communications received, or a summary of such communications, will be sent to the appropriate member(s) of our board of directors. However, we reserve the right to disregard any communication we determine is unduly hostile, threatening, illegal, does not reasonably relate to us or our business, or is similarly inappropriate. Our secretary, or his or her delegate, has the authority to disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications.

In addition, any of our stockholders and any other person may make a good faith report to the Audit Committee regarding any questionable or unethical accounting or auditing matters via regular mail addressed to the Audit Committee, 1 Park Place, Suite 200, Annapolis, MD 21401.

In addition, any of our stockholders and any other person may make a good faith report to our Lead Independent Director regarding any concerns via regular mail addressed to our Lead Independent Director, 1 Park Place, Suite 200, Annapolis, MD 21401.

Climate Leadership

We own and invest in a diversified portfolio of climate solutions projects focused on reducing or mitigating the impacts of climate change. Under the direction of our chief executive officer and our board of directors, we are focused on achieving a high level of environmental and social responsibility and strong corporate governance. The NGCR Committee is responsible for our oversight of sustainability, impact, and governance matters, including related policies and communications. Additionally, we have a committee of employees from across our organization that is focused on implementing sustainability and impact strategies and policies and reports directly to our chief executive officer. We publish an annual Sustainability & Impact Report that illustrates our progress on these matters.

Our business and business strategy are focused on addressing climate change, in part through the reduction of carbon emissions that have been scientifically linked to climate change. As described under "–Investment Strategy," we quantify the carbon impact of each of our investments. In addition, we operate our business in a manner intended to reduce our own environmental impact, including by purchasing Renewable Energy Credits (RECs) to address the impact of our office operations, encouraging recycling and composting, and offering clean transportation employee incentives for electric and hybrid vehicles. We have also adopted policies focused on minimizing the environmental impact of our operations.

Investment Strategy

Our vision is that every investment should improve our climate future, which is why we require that all prospective investments be neutral-to-negative on incremental carbon emissions or have some other tangible environmental benefit, such as reducing water consumption.

Based on decades of investment experience across interest rate environments, throughout intermittent policy support for reducing carbon emissions, and several "boom and bust" cycles in clean energy markets, we have created a climate positive investment thesis based on the following tenets:

1) More efficient technologies are more productive and thus should lead to higher economic returns.
2) Lower risk is inherent in a portfolio of diverse investments, generated by trends of increasing decentralization and digitalization of energy assets, compared to a portfolio comprised solely of centralized utility-scale investments.
3) Investing in assets aligned with scientific consensus and universal social values will reduce potential regulatory and social costs through better internalization of externalities.
4) Assets that reduce carbon emissions represent an embedded option that may increase in value if regulations were to set a price on carbon emissions.

Our Impact

>8 million

Cumulative metric tons of carbon dioxide (CO_2) avoided annually through our investments, the equivalent to eliminating emissions from over 1.7 million typical passenger vehicles

~7 billion

Cumulative gallons of water saved annually from our investments, the equivalent to eliminating the annual water consumption of nearly 171,000 U.S. homes every year

~400,000

Quality jobs created by our investments across the United States

~300,000

School children supported by our energy efficiency upgrades to educational facilities and transportation funded by our investments

~2 million

Veterans served by hospitals and other facilities that received energy efficiency upgrades funded by our investments

TCFD Metrics and Targets

In assessing our operational and financial performance, we calculate the environmental profile of our business operations and infrastructure investments using a combination of well-established reporting protocols and proprietary tools for measuring carbon emissions and water savings.


Carbon Avoided
Cumulative metric tons of CO2 avoided annually
2019
2020
2021
2022
2023
2024
(3.2m)
(5.2m)
(6.0m)
(6.6m)
(7.4m)
(8.2m)


Water Savings
Cumulative gallons of water saved annually
2019
2020
2021
2022
2023
2024
(3.4b)
(4.0b)
(4.2b)
(6.3b)
(6.9b)
(7.3b)
Efficiency Measures
Avoided Grid MWhs

carboncount®[1]

2024: 0.38

watercount®[2]

2024: 170

(1) CarbonCount® is a proprietary scoring tool for evaluating real assets to determine the efficiency by which each dollar of invested capital avoids annual carbon dioxide equivalent (CO_2e) emissions.
(2) WaterCount™ is a scoring tool that evaluates investments in U.S.-based projects to estimate the expected water consumption reduction per $1,000 of investment.

Science-Based Targets Initiative

Science-Based Targets Initiative (SBTi) defines and promotes best practices in emissions reductions and net-zero targets in line with the latest climate science to provide companies with independent assessment and target validation. Our Scope 1 and 2 emissions reduction targets were verified by the SBTi in 2021.

Decarbonizing with science-based targets solidifies our GHG emissions reduction roadmap, another key step to combat climate change that competitively positions us as a leader in the broader transition to a net-zero economy.

GHG PROTOCOL	DEFINITION	TARGET[3]	STATUS[3] (2024)	VERIFICATION[4]
SCOPE 1 Direct Emissions	Emissions from operations that are owned or controlled by a reporting company.	Commitment to reduce absolute emissions 100% by 2030 from a 2019 base year	0 MT CO_2e	Apex
SCOPE 2 Indirect Emissions (Market-based Method)	Emissions from the generation of purchased or acquired energy such as electricity, steam, and heating and cooling, consumed by a reporting company, but excluding the impact of the purchase of renewable energy credits.	Commitment to reduce absolute emissions 100% by 2030 from a 2019 base year	0 MT CO_2e	Apex
SCOPE 3[5] Indirect Emissions	All other indirect emissions that occur in the value chain of a reporting company, including both upstream and downstream emissions, but excluding the emissions avoided as a result of our investments. (>850k MTs of CO_2 in 2024)	Plan to set target for Category 1-14 emissions	<1000 MT CO_2e	Apex
		Net Zero Target for Category 15 financed emissions set in 2023 for GC Renewables, Residential, Community and C&I Solar assets	<200k MT CO_2e	Apex

(1) CarbonCount® is a proprietary scoring tool for evaluating real assets to determine the efficiency by which each dollar of invested capital avoids annual carbon dioxide equivalent (CO_2e) emissions.
(2) WaterCount™ is a scoring tool that evaluates investments in U.S.-based projects to estimate the expected water consumption reduction per $1,000 of investment.
(3) Expressed in metric tons (MT).
(4) In addition to our internal review, Apex Companies, LLC has been commissioned as an independent organization to verify our GHG emissions reporting as estimated in accordance with GHG measurement and reporting protocols of the World Resources Institute (WRI) / World Business Council for Sustainable Development Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (Scope 1 and 2) and Corporate Value Chain Accounting and Reporting Standard (Scope 3). Verification in progress.
(5) Scope 3, Categories 1-15.

Green Debt Leadership

Overview

At HASI, we are committed to ensuring all debt we issue is dedicated to eligible green projects. Typically, for corporate unsecured debt, we pursue independent verification. Since 2013, we have raised approximately $13.4 billion of green debt (including off-balance sheet securitizations), spanning corporate and non-recourse issuances to securitizations. In 2024, we issued more than $2.6 billion in green CarbonCount-based debt.

The HASI Green Bond Framework sets out the guidelines for our green financing issuances in accordance with the Green Bond Principles (2021) and Green Loan Principles (2023) to inform our best-efforts alignment to the EU Taxonomy. In 2024, we obtained a Second-Party Opinion on our Green Bond Framework to ensure alignment with the 2021 Green Bond and Green Loan Principles, receiving the highest tier alignment assessment of Dark Green from S&P Global Ratings. This rating means that S&P has reviewed and verified HASI's commitment to allocate the net proceeds issued under our publicly-available Green Bond Framework exclusively to new or existing eligible green projects.

Green Debt Summary[1]

- Total Cumulative Issuance: $7.0b[2,4]
- Total Outstanding: $4.2b[3]
- % of Total Debt Outstanding: 95%

Corporate Green Bonds
Senior unsecured or convertible bonds issued as corporate obligations

Secured On-Balance Sheet Non-Recourse Debt
Non-Recourse, asset-backed debt managed on balance sheet

Other Corporate Green Debt
CarbonCount®-Based Unsecured Revolving Line of Credit and Term Loan, Secured Revolving Line of Credit, and CarbonCount® Green Commercial Paper Program

Total Cumulative Issuance by Category[1,2]


9%
28%
63%
Corporate Green Bonds
Other Corporate Green Debt[5]
Secured On-Balance Sheet Non-Recourse Debt

(1) Excludes off-balance sheet securitizations.
(2) From the date of our initial public offering in April 2013 through December 31, 2024.
(3) As of December 31, 2024.
(4) Excludes Off Balance Sheet securitizations.
(5) Other Corporate Green Debt reflects total commitments of each facility which may differ from total outstanding debt during the same period.

Our People

Placing emphasis on an engaged, collaborative and fairly compensated staff, is an important factor in our financial success. Our culture is focused on hiring and retaining highly talented employees with diverse perspectives and empowering them to create value for our stockholders, and our success is dependent on employee understanding of, and investment in, their role in that value creation. Our employees are responsible for upholding our mission, purpose, and values.

Engaging with Our Team

Our employees are typically engaged in our mission of sustainability and we believe engagement improves their performance, as well as our employee recruitment and retention. Our chief executive officer periodically leads employee meetings intended to reinforce the importance of our mission and regularly meets with small groups of employees to receive their feedback on our business. We also meet no less than quarterly as a Company to provide information to employees on our mission, strategic planning and financial results. We continuously evaluate our employees' level of engagement through meetings or calls that include asking open-ended questions, and through formal surveys or similar tools administered on a periodic basis. To improve retention and business continuity, We have also instituted human capital development programs. These formal programs include HASI U, an online learning platform to enhance employees' technical and soft skills, as well as an employee mentorship program, which fosters knowledge transfer, leadership development, and succession planning.

Our recognition of the importance of diversity, equity, and inclusion is an important aspect of our human capital approach. We are more than just the sum of individual roles, skills, and productivity. We are also a team that values the mutually reinforcing empowerment of all people regardless of race, culture, identity, gender expression, sexual orientation, political affiliation and learning and engagement styles. By opening ourselves to the broadest range of talent, we improve both our company performance and our ability to attract and retain talent. Our comprehensive, performance- and values-driven approach comprises initiatives intended to foster an innovative, creative culture of belonging.

Goals and Metrics

Tracking internal talent metrics including workforce demographics, critical role pipeline and diversity data, and engagement and inclusion indices informs our collective decision-making with diverse perspectives. Our human resources team manages and reports these metrics to our executive officers and our board of directors on a quarterly basis.

Because transition planning is a foremost consideration in our recruiting strategy, identifying and developing our next generation of leaders means onboarding the most qualified individuals from the diverse talent pool we actively recruit. We remain focused on recruiting and promoting highly qualified personnel from all demographics, including women, people of color and other recognized groups, for management and Board positions.

Our commitment to diversity is a continuous effort that requires supporting our diverse population of employees in their onboarding, training, development, and progression within the Company.

Currently, our board of directors is 40% female and 20% racial or ethnic minority. We recognize the need to maintain diversity across our organization and continue to keep qualified personnel top of mind as our needs mandate.

Workforce Representation

	Board of Directors		Managers		Non-Managers		Total Workforce	
	12/31/24	12/31/23	12/31/24	12/31/23	12/31/24	12/31/23	12/31/24	12/31/23
Female	40%	36%	39%	41%	35%	31%	36%	35%
Male	60%	64%	61%	59%	65%	69%	64%	65%
Racial or Ethnic Minority	20%	18%	33%	42%	45%	39%	41%	38%
White	80%	82%	67%	58%	55%	61%	59%	62%
LGBTQ+[1]	0%	0%	2%	2%	3%	3%	3%	3%

(1) Self-reported

2024 Workforce Age

AGE	2024	2023
18-24	4%	2%
25-34	34%	33%
35-44	36%	39%
45-54	20%	16%
55-64	5%	7%
65+	1%	3%

» 96% retention of our female employees in 2024

Employee Stock Ownership Plan

To foster collaboration and alignment, 100% of our full-time employees in good standing are eligible for Employee Stock Ownership Plan (ESOP) participation within their first year.

» 158
Full-time employees

» 100%
Employees eligible for Employee Stock Ownership Plan

» 4.5 years
Average employee tenure

Health and Well-Being

Because our people create the long-term success of our business, we endeavor to support the health and well-being of our full-time employees and their families with total rewards that address the varied needs of our growing workforce. Our organizational mission and our track record of success drives our attraction and recruitment of top talent.

Our remuneration policies ensure that our team members are fairly compensated. We also reward elite performance in multiple ways. Beyond the competitive base salaries and cash bonuses we offer, employees also generally receive a portion of their compensation in the form of equity grants. Each employee in good standing who remains with the Company for at least one year becomes a stockholder whose interest in the prosperity of our organization further distinguishes our compensation packages and employee retention efforts.

For all full-time employees, attractive non-salary benefits supplement the compelling career opportunities we offer. We continuously evaluate the competitiveness of our benefits offerings to meet the varying needs of our employees and their families. We continue to pay almost all employee healthcare insurance costs. Further, in addition to what we believe to be market total rewards benefits, we provide additional benefits, such as employee assistance programs, back-up childcare solutions, and a tuition reimbursement program. We also recognize that accommodating the varied needs of all employees maintains morale and improves retention, and accordingly offer benefits that are reflective of our inclusive culture and our team's needs.

Skills for the Future

We adhere to a blended learning approach with the understanding that our people learn from experiences (on the job and outside of work), from other people (mentors or supportive managers), and from formal learning and training programs. We run a periodic education series that includes internal and external speakers presenting topics of interest that are relevant to our employees. We provide multiple learning solutions that cover a wide range of areas such as leadership skills, financial knowledge, technology training, presentation skills, and training. We also support the pursuit of advanced certifications and degrees in areas including business, science and engineering, and liberal and fine arts and employ formal and informal coaching arrangements.

We care about our employees' employment experience and recognize them as individuals who are motivated in different ways. Managers hold performance conversations with their employees on a periodic basis to ensure that employees receive adequate performance feedback , and to allow managers to both obtain insight into how to support the development of their staff and to ensure that performance expectations are clear and aligned with the Company's overarching objectives. We also facilitate continuous dialogue between these formal touchpoints.

» 35	» 5,010	» $2,425
Average number of training hours per employee	Cumulative number of training hours	Average number of training dollars invested per employee

Recruitment and Hiring

Decisions regarding staffing, selection, and promotions are made on the basis of individual qualifications related to the requirements of the position. We endeavor to select qualified individuals from a diverse pool of candidates derived from broad outreach efforts when we are recruiting.

We are committed to the sourcing and/or promotion of highly-qualified personnel from all demographics including women, people of color, and other recognized groups, for our board of directors and management positions.

Fair and Competitive Compensation

Our policy is "equal pay for equal work" in compliance with applicable state law. Compensation for our employees is based upon experience, seniority, educational attainment, and individual contribution, as well as company performance against goals.

Engagement

Engaged employees actuate our sustainability mission. Our people advance our business, recruit from their networks, and grow their careers with us. We gather the Company at least quarterly to inform our entire team about progress on our mission, strategic planning, and financial results. We proactively seek team member input on how we can enhance our work environment and implement feedback on how we can positively influence our local communities.

Because our employees embody our organization, they are who ultimately uphold our purpose, values, strategy, and talent leadership expectations.

Our employees characterize our culture as collaborative, rewarding, and transparent. People from all departments connect through:

Book Club

Quarterly meetings where we gather to share insights on selected books that relate to our investment thesis and the economics, politics, physics and impacts of climate change and the energy transition

Business Resource Groups

Inclusive BRGs at HASI further our shared goal to represent and support the communities in which we live and work. These groups offer their members opportunities to actively create a workplace that reflects our organizational values

Lunch and Learns

We host monthly workshops led by our smart staff or outside partners on a variety of topics, such as energy storage trends, the land business, energy efficiency policy and anything that is relevant to our business

Compensation of Independent Directors

Annual Compensation

We have approved and implemented a compensation program for our non-executive directors that consists of an annual cash retainer fee and long-term equity awards as described below. We pay directors' fees to those directors who are independent under the NYSE listing standards, as more fully described in the section under "Board and Corporate Governance Structure—Our Board of Directors—Director Independence, Executive Sessions and Independent Oversight." Starting March 1, 2025 and following his transition from executive chair upon the end of the term of his employment agreement with the Company, we also pay director fees to Mr. Eckel.

The components of the independent director compensation for 2024 were as follows:

- cash retainer of $110,000 annually per director;
- incremental cash retainer to our Lead Independent Director of $35,000 annually;
- incremental cash retainer to each of the Chairs of the Audit Committee and Compensation Committee of $25,000 annually;
- incremental cash retainer to each of the Chairs of the NGCR Committee and the Finance and Risk Committee of $15,000 annually; and
- equity grant of $145,000 annually per director, which to date has been in the form of LTIP units (as defined below). LTIP units are described in more detail as set forth below under "Executive Compensation—Compensation Discussion and Analysis."

All cash fees described above are paid quarterly in arrears. Our board of directors permitted directors to make an election, on or before December 31, 2023, to receive equity in lieu of all or a portion of their cash compensation for 2024.

A director who is also an employee of the Company is referred to as an executive director. Executive directors do not receive compensation for serving on our board of directors.

Other Compensation

We reimburse each of our independent directors for their respective expenses incurred in connection with their respective board responsibilities. Independent directors are not eligible to participate in any of the savings or retirement programs for our employees. Other than as described in this section, there are no separate benefit plans for directors.

Stock Ownership Guidelines for Non-Employee Directors

Under our stock ownership guidelines, each non-employee director must hold an ownership stake in the Company of at least five times the annual cash retainer. Each non-employee director has five years to comply from the later of the date they become covered under this policy or the date the policy was originally adopted. Until the individual is in compliance, non-employee directors must retain 100% of any equity grants, net of any shares withheld or sold to satisfy taxes. Stock ownership for the purpose of our stock ownership guidelines includes stock, restricted stock, OP units (as defined below) and unvested OP units held by the covered individual but excludes any RSUs (as defined below). As of April 7, 2025, each of our directors, other than Mses. Ardisana, Floyd, Reed and Schulte and Messrs. Armbrister and Welch had met the ownership thresholds under the stock ownership guidelines. Each of Mr. Armbrister and Ms. Floyd have until 2026 to meet these thresholds. Ms. Ardisana has until 2027 to meet these thresholds, Ms. Reed has until 2028 to meet these thresholds, and each of Ms. Schulte and Mr. Welch has until 2030 to meet these thresholds. Because Ms. Schulte and Mr. Welch joined our board of directors effective April 15, 2025, they had not received director grants as of the Record Date.

Our chief executive officer, who also serves as a member of our board of directors, is also subject to stock ownership guidelines, which are described in more detail as set forth below under "Executive Compensation—Compensation Discussion and Analysis—Stock Ownership Guidelines for Named Executive Officers."

Changes to Our Director Compensation for 2025

For 2025, our board of directors will pay the chair of our board of directors an incremental cash retainer of $100,000 and will increase the incremental cash retainer for services as Lead Independent Director from $30,000 to $35,000. No further changes were made to the cash retainers or targeted annual equity grants. Consistent with prior years, our board of directors permitted directors to make an election, on or before December 31, 2024, to receive equity in lieu of all or a portion of their cash compensation for 2025.

Compensation Committee Review

The Compensation Committee reviews and makes recommendations to our board of directors annually with respect to the compensation of our independent directors. In setting director compensation, our board of directors generally considers the compensation practices and levels for directors paid by our peer group, as well as the expected time commitment from the independent directors in such year.

Director Compensation Table for 2024

Name	**Fees Paid or Earned in Cash ($)(1)**	**Stock Awards ($)(2)**	**Total ($)**
Lizabeth A. Ardisana	110,000	194,746	304,746
Clarence D. Armbrister	110,000	194,746	304,746
Teresa M. Brenner	155,000	194,746	349,746
Michael T. Eckhart(3)	*47,747*	—	*47,747*
Nancy C. Floyd	110,000	194,746	304,746
Charles M. O'Neil	125,000	194,746	319,746
Richard J. Osborne	135,000	194,746	329,746
Steven G. Osgood	135,000	241,044	376,044
Kimberly A. Reed	110,000	194,746	304,746

(1) Amounts in this column represent annual retainer and committee chair fees paid to independent directors for service in 2024. Mr. Osgood elected to receive all of his fees in stock. All other independent directors elected to receive all of their fees in cash.
(2) In 2024, each of Messrs. Armbrister, O'Neil and Osborne and Mses. Ardisana, Brenner, Floyd and Reed were granted 6,126 long-term incentive plan ("LTIP") units in Hannon Armstrong Sustainable Infrastructure Capital Partnership, LP, the Company's operating partnership (our "Operating Partnership"). Mr. Osgood was granted 11,829 LTIP units. The grants were valued at $31.79 per share, the closing price per share of our Common Stock on the NYSE at the date of grant. The grant date fair value was computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 and the assumptions and methodologies set forth in our Form 10-K for the year ended December 31, 2024 (Note 2 and Note 11, Equity). The LTIP units granted in 2024 vest on June 6, 2025. As of December 31, 2024, each of Mses. Ardisana, Brenner, Floyd and Reed and each of Messrs. Armbrister, Eckhart, O'Neil, and Osborne held 6,126 unvested LTIP units, and Mr. Osgood held 11,829 unvested LTIP units.
(3) Represents fees paid in cash from January 1, 2024 through the end of Mr. Eckhart's term on June 6, 2024.

Proposal No. 2

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. Our board of directors is requesting that our stockholders ratify this appointment of Ernst & Young LLP.

Ernst & Young LLP has audited our or our predecessor's consolidated financial statements since 1983 and has also provided certain tax and other services to us.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm. However, our board of directors is submitting the appointment of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. In the event that ratification of this appointment of independent registered public accounting firm is not approved at the Annual Meeting, the Audit Committee will review its future selection of our independent registered public accounting firm. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting virtually via webcast, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate inquiries from stockholders.

Independent Registered Public Accounting Firm Fees

The following table summarizes the aggregate fees (including related expenses) billed to us for professional services provided by Ernst & Young LLP for 2024 and 2023.

(in thousands)	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Audit fees(1)	3,141	2,998
Audit-related fees(2)	90	87
Tax fees(3)	290	778
All other fees	—	402
TOTAL(4)	3,521	4,265

(1) Audit fees include fees and expenses related to the annual audit of the financial statements of the Company and its subsidiaries and our internal controls over financial reporting, the review of the consolidated financial statements included in our quarterly reports on Form 10-Q and for services associated with our public offerings, including review of the registration statement and related issuances of comfort letters and consents and other services related to SEC matters.
(2) Audit-related fees include fees and expenses related to agreed-upon procedures performed on certain of our financing transactions.
(3) Tax fees include fees and expenses related to tax compliance and tax return preparation services, as well as tax planning and advisory services.
(4) The Audit Committee approved 100% of audit related fees, tax fees, and all other fees.

The Audit Committee's charter provides that the Audit Committee shall review and pre-approve the engagement fees and the terms of all auditing and non-auditing services to be provided by the external auditors and evaluate the effect thereof on the independence of the external auditors.

The chair of the Audit Committee is authorized to pre-approve any audit or non-audit service on behalf of the Audit Committee, with such decisions presented to the full committee at its next meeting.

Required Vote

A majority of all of the votes cast on this proposal at the Annual Meeting at which a quorum is present is required for its approval. Proxies solicited by our board of directors will be voted FOR this proposal, unless otherwise instructed. Abstentions are not votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum.

Our board of directors recommends a **vote FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025.

Report of the Audit Committee

The Audit Committee has furnished the following report for the fiscal year ended December 31, 2024:

The Audit Committee is responsible for monitoring the integrity of our consolidated financial statements, our system of internal controls, our risk management, the qualifications, independence and performance of our independent registered public accounting firm and our compliance with related legal and regulatory requirements. The Audit Committee has the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace our independent registered public accounting firm. The Audit Committee operates under a written charter adopted by our board of directors.

Management is primarily responsible for our financial reporting process including the system of internal controls and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Ernst & Young LLP, our independent registered public accounting firm, is responsible for performing an independent audit of our annual consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States and on the effectiveness of the Company's internal controls over financial reporting based on criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee's responsibility is to oversee and review the financial reporting process. The Audit Committee is not, however, professionally engaged in the practice of accounting or auditing and does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or accounting principles generally accepted in the United States or as to auditor independence. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by our management and our independent registered public accounting firm.

Representatives of Ernst & Young LLP attended the Audit Committee meetings on at least a quarterly basis. These meetings were designed, among other things, to facilitate and encourage communication among the Audit Committee, management and Ernst & Young LLP. The Audit Committee reviewed and discussed the Company's audited financial statements with management and Ernst & Young LLP. The Audit Committee also discussed with Ernst & Young LLP matters that independent accounting firms must discuss with audit committees under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (the "PCAOB"). The Audit Committee met with Ernst & Young LLP, with and without management present, to discuss the results of their audit.

The Audit Committee also discussed with Ernst & Young LLP their independence from the Company. Ernst & Young LLP provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent accountant's communication with audit committees concerning independence and represented that it is independent from us. The Audit Committee also received regular updates on the amount of fees and scope of audit, audit-related, tax and all other services provided by Ernst & Young LLP.

Based on the Audit Committee's review and these meetings, discussions and reports, and subject to the limitations on the Audit Committee's role and responsibilities referred to above and in its written charter, the Audit Committee recommended to our board of directors that our audited consolidated financial statements for the fiscal year ended December 31, 2024 be included in our Form 10-K filed with the SEC. The Audit Committee has also appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 and is presenting this selection to our stockholders for ratification.

Audit Committee[1]

Steven G. Osgood
Lizabeth A. Ardisana
Nancy C. Floyd
Richard J. Osborne

The foregoing Report of the Audit Committee shall not be deemed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by us with the SEC, except to the extent that we specifically incorporate such report by reference.

[1] Ms. Schulte and Mr. Welch were appointed to our board of directors as of April 15, 2025. As a result, they did not participate in the creation of this report.

Proposal No. 3
Stockholder Advisory (Non-binding) Vote to Approve Our Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010 includes a provision, which is further required by Section 14A of the Exchange Act, commonly referred to as "Say on Pay," that entitles our stockholders to cast an advisory (non-binding) vote to approve the resolution approving the compensation of each of our named executive officers (each, a "Named Executive Officer" or "NEO") as disclosed in this proxy statement. At the 2023 annual meeting of stockholders, our stockholders voted for a one-year interval for the advisory vote on executive compensation.

We believe that our compensation policies and practices are strongly aligned with the long-term interests of our stockholders. Stockholders are urged to read the "Executive Compensation" section of this proxy statement, and especially the Compensation Discussion and Analysis, which discusses our compensation philosophy and how our compensation policies and practices implement our philosophy.

As described more fully in that discussion, our compensation programs are designed to achieve the following objectives:

- aligning our management team's interests with stockholders' expectations, including our continued investment in solutions that reduce carbon emissions or increase resilience to climate change;
- motivating and rewarding our management team to grow our assets and earnings in a manner that is consistent with appropriate risk-taking and based on sound corporate governance practices; and
- attracting and retaining an experienced, diverse and effective management team while also maintaining an appropriate expense structure.

Overview of 2024 Performance and Our Pay for Performance Philosophy

One of the guiding principles underlying the Compensation Committee's executive compensation philosophy is that compensation should encourage and reward strong financial and operational performance. Our executive compensation philosophy is also implicitly linked to Sustainability and Impact performance, as our financial performance is driven in large part from investments that address climate change – either through quantified projected reductions in carbon emissions or other environmental benefits. In furtherance of this philosophy, the Compensation Committee structured the 2024 annual incentive plan with quantitative and qualitative performance goals based upon the Company's strategic goals. The quantitative goals were intended to focus our NEOs on the key financial metrics that impact the Company's results and stockholder value, including Adjusted Earnings (as defined below) and Adjusted Return on Equity ("ROE"). The qualitative goals included an evaluation of overall performance of each NEO. Set forth below is a graphical illustration of our GAAP Earnings per share ("EPS"), GAAP-based ROE, Adjusted EPS and Adjusted ROE.

GAAP and Adjusted EPS(1)


$1.1
$1.55
$1.51
$1.88
$0.47
$2.08
$1.42
$2.23
$1.62
$2.45
2020
2021
2022
2023
2024
GAAP EPS
Adjusted EPS

GAAP-based and Adjusted ROE(2)


7.5%
10.7%
8.9%
11.2%
2.6%
11.4%
7.6%
11.8%
8.7%
12.5%
2020
2021
2022
2023
2024
GAAP ROE
Adjusted ROE

(1) Adjusted EPS is not a financial measure calculated in accordance with GAAP. A reconciliation of 2024 Adjusted Earnings to GAAP net income is located on page 51 of our Form 10-K for the year ended December 31, 2024. We refer to this metric as "Adjusted Earnings." In accordance with our investment policy, we will only invest in assets that are negative on incremental carbon emissions or have some other tangible environmental benefit such as reducing water consumption. As a result, our Adjusted Earnings and other performance metrics that are based on Adjusted Earnings are linked to the positive contributions we make to the environment. We believe that Adjusted Earnings has been a meaningful indicator of our economic performance and is useful to our investors as well as management in evaluating our performance as it relates to expected dividend payments over time. Additionally, we believe that our investors also use Adjusted Earnings, or a comparable supplemental performance measure, to evaluate and compare our performance to that of our peers, and as such, we believe that the Adjusted Earnings metric is useful to our investors.

(2) Adjusted ROE is not a financial measure calculated in accordance with GAAP. It is calculated as annual Adjusted Earnings as described above divided by the average of our GAAP stockholders' equity as of the last day of the four quarters during the year. GAAP stockholders' equity as of December 31, 2024 and December 31, 2023, are located on page 68 of our Form 10-K for the year ended December 31, 2024. GAAP stockholders' equity as of December 31, 2022 and December 31, 2021, are located on page 81 of our Form 10-K for the year ended December 31, 2022. GAAP stockholders' equity as of December 31, 2020 is located on page 85 of our Form 10-K for the year ended December 31, 2020. GAAP stockholders' equity as of March 31, June 30, and September 30 for all years presented above are located on page 1 of the respective quarter's Form 10-Q. We refer to this metric as "Adjusted ROE."

In addition, during 2024, we achieved the following milestones that we believe position us for future success:

- Delivered $2.45 Adjusted EPS on a fully diluted basis in 2024, compared to $2.23 Adjusted EPS in 2023, representing 10% year-on-year growth. GAAP EPS on a fully diluted basis in 2024 was $1.62, and in 2023 was $1.42.
- Grew our portfolio 6% in 2024 to $6.6 billion and Managed Assets 11% to $13.7 billion as of the end of 2024.
- Reported GAAP-based Net Investment Income ("NII") of $24 million in 2024, compared to $58 million in 2023.
- Increased Adjusted NII[2] in 2024 by 22% year-on-year to $264 million, compared to $217 million in 2023.
- Closed $2.3 billion of investments in 2024, compared to $2.3 billion in 2023.
- Reported pipeline of greater than $5.5 billion as of the end of 2024, compared to greater than $5.0 billion as of the end of 2023.
- Increased dividend to $0.42 per share for the first quarter of 2025, representing a 1% increase over the dividend declared in the fourth quarter of 2024.
- Estimated more than 856,000 metric tons of carbon emissions will be avoided annually by our transactions closed in 2024, equating to a CarbonCount® score of 0.38 metric tons per $1,000 invested.

Higher recurring GAAP-based and Adjusted NII due to significant origination volumes, including growth in FTN market, and continued strength in gain-on-sale and other fee income contributed to another successful year. The Company demonstrated resiliency by further diversifying funding sources, portfolio of investments with improving asset yields and maintaining liquidity in a challenging market environment. As a result, Adjusted EPS and Adjusted ROE exceeded our predetermined target, which entitled the NEOs to receive 200% of their target corporate performance bonus amounts, which was 90% of NEO incentive compensation. It was also determined, based on Compensation Committee evaluation after input from the CEO, that the NEOs had performed at or above expected levels on their individual performance measures, which comprised the remaining 10% of such NEO incentive compensation. The calculated corporate performance combined with individual performance resulted in the NEOs receiving an average of 190% of their target incentive compensation, an increase from approximately 153% from 2023.

Overall, we believe these 2024 results provide us a solid foundation to achieve longer-term future success. Our compensation decisions for 2024 have considered the challenges faced and results achieved by our management team in 2024. Our 2024 results would not have been achieved without the leadership and efforts of the NEOs, and the results had a direct impact on the compensation decisions. When it made its decisions about compensation to be paid in 2025 for 2024 performance, the Compensation Committee recognized the 2024 results and achievements noted above, the performance of the Company and the NEOs, the performance of the Company as compared to other companies in our peer group and the contributions and accomplishments of our NEOs to our continuing profitability. See "Executive Compensation—Compensation, Discussion and Analysis" for additional details related to our compensation policies and practices and the achievement of our performance goals.

(2) See Item 7 to our Form 10-K, filed on February 14, 2025 with the SEC, for an explanation of Adjusted NII, including reconciliations to the relevant GAAP measures.

Advisory Resolution

We are requesting your non-binding vote on the following resolution:

"RESOLVED, that our stockholders approve, on an advisory basis, the compensation of the Named Executive Officers as described in the proxy statement for the 2025 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and narrative disclosures."

Because your vote is advisory, it will not be binding upon us or our board of directors. However, the Compensation Committee, which is responsible for designing and administering our executive compensation programs, values your opinion and will take into account the outcome of the vote when considering future executive compensation arrangements.

Required Vote

If a quorum is present, the affirmative vote of a majority of all the votes cast on this proposal at the Annual Meeting is required to approve, on an advisory basis, the resolution approving the compensation of our Named Executive Officers. Abstentions and broker non-votes are not votes cast and will have no effect on the result of the vote.

Our board of directors recommends a **vote FOR** approval of the non-binding advisory resolution approving the compensation of our Named Executive Officers as described in the Compensation Discussion and Analysis, the compensation tables and other narrative disclosures in this proxy statement.

Information About Our Named Executive Officers

Our Named Executive Officers and their ages as of April 7, 2025 are as follows:

Name	Age
Jeffrey A. Lipson	57
Marc T. Pangburn[(1)]	39
Jeffrey W. Eckel[(1)]	66
Susan D. Nickey	64
Nathaniel J. Rose[(1)]	47

(1) Until March 1, 2025, Mr. Eckel was employed by the Company as executive chair. On March 1, 2025, Mr. Eckel transitioned to the role of chair and his term of employment ended. As of March 1, 2025, Mr. Pangburn transitioned from chief financial officer to chief revenue and strategy officer and Mr. Charles W. Melko became our chief financial officer. As of March 1, 2025, at his own request, Mr. Rose transitioned to senior managing director of investments and is no longer an executive officer of the Company.

Biographical information with respect to Messrs. Eckel and Lipson is set forth above under "Election of Directors—Information About the Director Nominees."

Marc T. Pangburn, 39, has served as an executive vice president and our chief financial officer since 2023, and prior to that served as a co-chief investment officer from 2021 to 2023. Mr. Pangburn joined the Company in 2013 and previously served as a managing director until 2021. Prior to joining the Company, Mr. Pangburn worked at MP2 Capital, a solar development and financing company, where he was responsible for structuring the firm's transactions, and worked in the private capital group at New York Life Investments, focusing on utilities, energy and infrastructure debt and equity investments. Mr. Pangburn is a member of the President's Council at Ceres, a non-profit sustainability advocacy organization. Mr. Pangburn received his Bachelor of Arts degree in economics from Drew University.

Susan D. Nickey, 64, has served as an executive vice president and our chief client officer since 2021. Ms. Nickey previously served as a managing director from 2014 to 2021. Ms. Nickey is responsible for leading business development and managing client relationships. Ms. Nickey currently serves as chair on the board of directors of the American Clean Power Association. Previously, she founded and served as CEO of Threshold Power. Ms. Nickey received a Bachelor of Business Administration from the University of Notre Dame and a Master of Science in Foreign Service from Georgetown University.

Nathaniel J. Rose, CFA, 47, has served as executive vice president since 2015 and as a chief investment officer beginning in 2017 and also from 2013 to 2015. Previously, Mr. Rose served as our chief operating officer from 2015 to 2017 and has been with the Company and its predecessor since 2000. Mr. Rose has been involved with a vast majority of our transactions since 2000. Mr. Rose received a joint Bachelor of Science and Bachelor of Arts degree from the University of Richmond in 2000 and a Master of Business Administration degree from the Darden School of Business Administration at the University of Virginia in 2009. Mr. Rose is a CFA charter holder and has passed the CPA examination. He holds Series 63 and 79 securities licenses.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes the executive compensation program that was in place for 2024 for our NEOs, which include our "chief executive officer" or "CEO," our "CFO," and our next three most highly compensated executive officers.

This CD&A explains the overall objectives, elements and policies underlying our NEO compensation program for 2024. In general, our 2024 compensation consisted of a base salary, an annual bonus paid in cash and stock awards that were granted based on our 2024 performance and the 2024 long-term equity incentive program. We also provide some forward-looking detail about our current NEOs' 2025 base salaries that were adjusted to be effective March 2025 and annual bonus opportunities to be paid (if earned) in cash and/or stock based on our 2025 performance. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.

Executive Summary

We are an investor in sustainable infrastructure assets advancing the energy transition. Our investments are diversified across multiple asset classes, including utility-scale solar, onshore wind, and storage, distributed solar and storage, RNG, and energy efficiency. We combine deep expertise in energy markets and financial structuring with long-standing programmatic client partnerships to deliver superior risk-adjusted returns and measurable environmental benefits.

We are internally managed by an executive leadership team that has extensive relevant industry knowledge and experience, and a team of over 150 investment, operating, and technical professionals. We have long-standing, programmatic relationships with some of the leading U.S. clean energy project developers, owners and operators, utilities, and energy service companies, which provide recurring investment and fee-generating opportunities, while also enabling scale benefits and operational and transactional efficiencies. Partnering with these clients, we are able to earn attractive risk-adjusted returns by investing in a variety of asset classes across our three primary climate solutions markets: behind-the-meter, grid-connected, and fuel, transport, and nature.

Our primary objective is to earn attractive risk-adjusted returns that sufficiently exceed our cost of capital. We believe we are able to generate superior risk-adjusted returns in part due to our adherence to a core set of investment criteria. One of the defining criteria of our investment strategy is that all of our investments must be neutral to negative on incremental carbon emissions or have some other tangible environmental benefit such as reducing water consumption or increasing resilience to extreme weather events. In addition, we are focused primarily on investments which are (a) income-generating sustainable infrastructure assets, (b) supported by underlying, long-term recurring cash flows, (c) contracted with creditworthy, incentivized off-takers, (d) rely upon proven commercial technologies, and (e) originated by programmatic clients.

We believe that our long history of climate solutions investing, the experience, expertise and relationships of our management team, the anticipated credit strength of the obligors or investees involved in our investments and the size and growth potential of our market, position us well to capitalize on our strategy.

Executive Compensation Program Objectives

The Compensation Committee is responsible for establishing and administering our policies that relate to the compensation of our NEOs. We are committed to providing an executive compensation program that encourages and rewards strong financial and operational performance and supports the following goals and philosophies:

- aligning our leadership team's interests with those of our stockholders, including our continued investment in solutions that advance the energy transition, reduce carbon emissions, and increase resilience to climate change;
- motivating and rewarding our leadership team for executing our operational plans with a focus on sustainable long-term growth in a manner that is consistent with appropriate risk-taking based on sound corporate governance practices; and
- attracting and retaining an experienced and effective leadership team while also maintaining an appropriate expense structure.

Structure of Our Executive Compensation Program

As discussed in more detail in this CD&A, our executive compensation program is comprised of the following primary compensation elements:

- base salary, which is an element of compensation set at levels that are commensurate with our NEOs' positions and that provides fixed pay to attract and retain our NEOs, taking into account our budgeted operating expenses;
- incentive compensation (annual bonus) that is payable after the performance period has been completed in cash or in equity that vests over time; and
- long-term equity incentive program comprised of awards subject to both time-based and performance-based vesting that are designed to meet both our long-term growth and retention objectives.

Pay Mix

In determining the mix of compensation among these elements, attention is given to the elements and the mix of pay as well as ensuring that employees' awards align with stockholders' value. As illustrated below, the Compensation Committee continued to structure executive compensation in 2024 so that a significant portion of the target total direct compensation (TDC) of our CEO and the other NEOs was "at-risk" performance-based compensation, with the actual value realized subject to the achievement of short-term or long-term corporate and financial performance goals. For 2024, approximately 59% of Mr. Lipson's target TDC, and an average of 54% of our other NEO's target TDC, was structured as "at-risk" performance-based compensation, as illustrated below:

CEO FY 2024 Target TDC Mix


10%
31%
28%
31%
59%
41%
Base Salary
Time-Based Equity
Target Annual Cash Incentive
Performance-Based Equity
Time-Based Compensation
At-Risk, Performance-Based Compensation

Average Non-CEO FY 2024 Target TDC Mix


17%
29%
27%
27%
54%
46%
Base Salary
Time-Based Equity
Target Annual Cash Incentive
Performance-Based Equity
Time-Based Compensation
At-Risk, Performance-Based Compensation

For 2024, over 80% of our targeted executive compensation was variable or equity-based (as opposed to a fixed cash amount) as shown below:

	Percentage of 2024 Targeted Compensation		
Compensation Element	**Type of Compensation**	**Mr. Lipson**	**Other Named Executive Officers**
Annual base salary	Fixed	11%	9% to 20%
Annual cash or equity incentive	Variable / Equity-based	20%	21% to 29%
Long-term equity incentive program	Variable / Equity-based	69%	51% to 70%

The Compensation Committee believes having a significant portion of variable or equity-based compensation achieves our goals of encouraging high performance, promoting accountability, retaining skilled and diverse leadership and motivating our executives to achieve our business objectives and aligning their interests with those of our stockholders.

Our Pay for Performance Alignment

The Committee reviews realizable pay versus TSR annually relative to our peer group as an effective way to evaluate the pay and performance relationship. The following graph provides a historical view of realizable pay-for-performance alignment for our CEO against the Company's July 2024 peer group for the period of 2021-2023. Findings from our analysis indicate strong alignment between our CEO realizable pay and TSR rankings, reflecting competitive total pay levels, rigorous performance standards, and performance measures that are aligned with the key drivers of stockholder value. Our relative TSR performance is at the 37th percentile and CEO realizable pay[3] is at the 38th percentile of the peer group.

Three-Year CEO TDC Realizable Percent Rank


Above Median Performance & Below Median Realizable TDC Value
Below Median Performance & Above Median Realizable TDC Value
37th Percentile TSR
38th Percentile Realizable Pay
HASI
Three-Year TSR Percent Rank
Three-Year CEO TDC Realizable Value Percent Rank
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%

A significant portion of our NEOs' compensation is tied to company performance over three-year performance cycles. The long-term equity incentives granted are only eligible to be earned if the Company achieves rigorous relative TSR, absolute TSR, and/or cumulative adjusted earnings per share ("Cumulative Adjusted EPS") goals. The details of our long-term incentive programs are further detailed below. The earned value of all long-term incentive equity awards will depend on the portion, if any, earned and the Company's share price. Based on estimates as of December 31, 2024, 2023 performance-based LTIP units are currently tracking below target and 2024 performance-based LTIP units are currently tracking above target. The graph below illustrates the target compensation and realizable pay of our former CEO, Mr. Eckel, for 2022 and for our current CEO, Mr. Lipson, for 2023 and 2024.

CEO Compensation: Target vs. Realizable Value


$6.7m
$2.2m
$2.2m
$1.4m
$0.8m
$4.7m
$1.2m
$2.7m
$0.8m
$7.5m
$2.7m
$2.7m
$1.4m
$0.7m
$5.5m
$0.6m
$2.1m
$2.1m
$0.7m
$7.1m
$2.5m
$2.5m
$1.4m
$0.7m
$9.1m
$3.5m
$2.3m
$2.6m
$0.7m
Target Value
Realizable Value
2022 (Mr. Eckel)
2023 (Mr. Lipson)
2024 (Mr. Lipson)
Base Salary
Annual Incentive
Time-Based LTIP Units
Performance-Based LTIP Units

(3) Total realizable pay for our CEO and the peer group CEOs is defined as the sum of the following components: actual base salary, actual short-term incentive payouts, and long-term incentive awards granted over the preceding three-year period comprised of time-based restricted shares/units and in-the-money stock options valued using closing share prices at the end of the period and performance-based awards valued assuming either actual performance or estimated performance-to-date and closing share prices at the end of the period.

The following chart compares the target compensation values and realizable value for the compensation awarded during the three-year period from 2022 to 2024. Compensation for our former CEO, Mr. Eckel, is included for 2022, and compensation for our current CEO, Mr. Lipson, is included for 2023 and 2024. The CEO's realizable compensation for the three-year period of $19.4 million is -9% below the $21.4 million target compensation for the same period, noting 2023 and 2024 performance-based LTIP units have not yet been determined. Based on estimates as of December 31, 2024, the CEO's realizable value of all time- and performance-based LTIP units for the three-year period of $9.6 million is -35% below the $14.8 million target value for the same period. During this same three-year period, our annualized TSR was -20%. This demonstrates alignment between actual pay and performance versus expectations as reflected in the aggregate realizable pay values for the last three years.

A comparison of the realizable value of long-term equity incentive awards as of December 31, 2024, against the target compensation values indicates how compensation outcomes may be impacted by our performance. Such a comparison also shows the degree of alignment between our stock performance and the level of compensation provided to executives.

CEO 3-Year Aggregate Compensation: Target vs. Realizable Value


$21.4m
$8.2m
$6.6m
$4.2m
$2.4m
$19.4m
$4.1m
$5.5m
$7.4m
$2.4m
Target Compensation Value
Realizable Compensation Value (as of 12/31/2024)
Base Salary
Annual Incentive
Time-Based LTIP Units
Performance-Based LTIP Units

Our Executive Compensation Program Best Practices

Our executive compensation program incorporates our board of directors' strong commitment to good governance:

WHAT WE DO:

- ✓ Structure compensation with a target that is predominantly variable based on company and stock performance
- ✓ Align short-term and long-term executive incentive plan targets with business goals and stockholder interests
- ✓ Retain an independent compensation consultant to advise the Compensation Committee
- ✓ Maintain a comprehensive "clawback" policy that applies to our NEOs
- ✓ Use multi-year performance metrics that compare our performance to external benchmarks
- ✓ Maintain a best-practices insider trading policy
- ✓ Review and consider total compensation for each NEO against a peer group (as defined below)
- ✓ Maintain a best-practices stock ownership guidelines for NEOs and Directors
- ✓ Re-evaluate and update the composition of our peer group periodically, particularly in light of our significant growth and recent change in business structure
- ✓ Provide minimum thresholds for vesting of performance-based equity awards

WHAT WE DO NOT DO:

- ✗ Provide Section 280G gross-up payments
- ✗ Reward executives for taking excessive, inappropriate, or unnecessary risks
- ✗ Utilize an equity incentive plan that allows repricing of stock options without prior stockholder approval
- ✗ Provide multi-year guaranteed salary increases or non-performance-based bonus arrangements
- ✗ Rely exclusively on any single metric such as total stockholder return as our only performance metric
- ✗ Provide incentive awards for below-threshold performance
- ✗ Provide excessive executive perquisites
- ✗ Utilize an equity incentive plan that provides for equity awards subject to a minimum vesting period of less than one year
- ✗ Permit hedging, and pledging and margin accounts related to our Common Stock
- ✗ Incorporate single trigger vesting for cash compensation under our NEO employment agreements

Stock Ownership Guidelines for Named Executive Officers

Under our stock ownership guidelines, each NEO must hold an ownership stake in the Company that is significant in comparison to their base salary. The aggregate value of stock ownership required to be retained by our NEOs is:

- Executive Chair: six times base salary;
- Chief Executive Officer and President: six times base salary; and
- all other NEOs: three times base salary.

Each NEO has five years to comply from the later of the date they become covered under this policy or the date the policy was originally adopted. Until the individual is in compliance, NEOs must retain 50% of any equity grants, net of any shares withheld or sold to satisfy taxes. Stock ownership for the purpose of these guidelines includes shares of Common Stock, restricted stock, OP units (includes LTIP units) and unvested OP units (includes LTIP units) held by the covered individual but excludes RSUs.

Process for Setting Executive Compensation

The Compensation Committee has primary responsibility for setting and approving the compensation of our chief executive officer and, upon the recommendation of our chief executive officer, reviewing and approving compensation for our other NEOs in a manner that is effective and consistent with our overall executive compensation strategy. As part of that responsibility, the Compensation Committee reviews the performance of each of our NEOs on an individual basis. As part of its process for reviewing the performance of our NEOs for 2024, the Compensation Committee considered the recommendations of Mr. Lipson related to the compensation of our NEOs.

The Compensation Committee typically reviews compensation levels for our NEOs near the beginning of each calendar year when determining base salaries and budgeted amounts for total compensation for the new fiscal year, and then meets again following the end of such fiscal year to review the Company's and the NEOs' actual performance, at which time it makes determinations with respect to adjustments to base salary, annual bonuses and our long-term equity incentive program. The Compensation Committee also meets periodically during the fiscal year to review the Company's performance and other compensation matters, such as quarterly bonus accruals. As part of its annual review of the compensation paid to our NEOs, the Compensation Committee typically considers a number of factors in determining or structuring compensation, including the nature of the executive's job and the responsibilities related thereto, the executive's job performance compared to goals and objectives established for the Company and the executive at the beginning of the year, the experience level of the executive in his or her current position, the compensation levels of competitive jobs within our peer group (as defined below), our financial performance and financial condition, the execution of our investment and financing strategy, the impact of compensation determinations on our budgeted operating expense ratios and certain other quantitative and qualitative factors. These factors described above may vary from year to year in importance to, and usage by, the Compensation Committee, depending upon market conditions, corporate priorities and individual circumstances.

The Compensation Committee works jointly with management and the compensation consultant to design and implement a compensation plan that combines the elements of current cash compensation in the form of a base salary, an annual bonus (payable in cash and/or equity) and long-term equity incentive compensation in one plan, which we refer to as the executive compensation program, the components of which are described below. The Compensation Committee and our board of directors approved the program on an annual basis for the purpose of (i) attracting and retaining top performing employees, (ii) motivating employees by tying compensation directly to our financial performance, and (iii) rewarding exceptional individual performance that supports our overall objectives. The Compensation Committee believes that by utilizing both cash and equity incentive awards, the executive compensation program allows us to more closely match the incentives of our NEOs with both the long and short-term goals of the business while also improving our ability to monitor the results of our compensation program.

The Compensation Committee has the authority to consult and retain internal and external advisors as needed. In determining the compensation of our NEOs and our board of directors, the Compensation Committee has elected to utilize a variety of resources, including, from time to time, reports, information and advice provided by leading national and regional firms specializing in providing compensation consulting services to public companies. Since 2018, the Compensation Committee has engaged Pay Governance, a compensation consulting firm, to report

to the Compensation Committee regarding the setting of certain annual bonus targets for our NEOs. Starting in 2019, the Compensation Committee has engaged Pay Governance to provide advice regarding the executive compensation program for our senior management team and board of directors, including analysis and recommendations regarding (1) base salaries, annual bonuses, including the mix of cash and equity, and long-term incentive compensation for our executive management team, (2) the director compensation program for independent members of our board of directors, and (3) other matters as requested by the Compensation Committee.

Executive Compensation Program Peer Group Criteria and Composition

As part of the annual review of compensation payable to each of our NEOs, the Compensation Committee typically considers the compensation practices and levels at other companies that it deems generally comparable in structure and strategy. We sometimes refer to this group as our "peer group" for purposes of determining compensation.

In preparation for our board of directors' potential approval of the revocation of our REIT status effective January 1, 2024, and to assist the Compensation Committee in its selection of a peer group against which to compare existing and proposed executive compensation levels for 2024, in July 2023, Pay Governance used several quantitative and qualitative criteria, including the primary selection and refinement criteria listed below, to review existing and potential peer group companies in support of the Compensation Committee's desire to rebalance the peer set to de-emphasize the number of REITs in the group while also making refinements to better reflect the diverse nature of the Company's business. The Compensation Committee also expressed a desire to increase the overall size of the peer group in order for it to be (i) a sufficiently large sample size to ensure robust findings and accommodate changes in composition over time due to M&A activity and changes in size, (ii) of a composition which better reflected the unique nature of the Company's business, and (iii) relevant in terms of the Company's implied market capitalization, which has historically been the primary scoping criteria used by the Company for its peer group. In contrast to revenue, market capitalization is the most relevant indicator of size and how investors view the Company relative to competitors, followed by total managed assets in relevance. Revenue does not accurately reflect the complexity and scope of our business operations within our industry and for other companies in adjacent industries with similar business models. It also does not capture the profits earned from our equity method investments that are not included in our stated total revenue per GAAP reporting requirements.[4] Accordingly, the Compensation Committee removed four REITs from the peer group utilized by the Compensation Committee in setting 2023 compensation and added seven new companies that included asset managers, renewables equipment suppliers, and energy services/efficiency companies, which met the applicable criteria and would position the Company towards the median for market cap. As a result, the executive compensation set by the Compensation Committee for 2024 was based on an updated peer group of 18 companies that included asset managers, renewables equipment suppliers, energy services and efficiency companies and internally managed mortgage REITs, with median market capitalization of $3.0 billion, as compared to our market capitalization at the same time of approximately $2.6 billion.

For 2025, based on a July 2024 Pay Governance peer group report, the Compensation Committee determined that no changes to the peer group were needed. The Company based its consideration of any 2025 NEO compensation adjustments on an October 2024 Pay Governance benchmark report, which compared the Company's executive compensation against the same companies utilized as the 2024 peer group but for the removal of SunPower Corporation, which was delisted after declaring bankruptcy in August 2024, with median market capitalization of $2.8 billion, as compared to our market capitalization at the same time of approximately $3.4 billion.

(4) For example, for the year ending December 31, 2024, the Company's total revenue was $383,595,000, which did not include income from our equity method investments of $247,878,000.

July 2022 Peer Group

- Arbor Realty Trust, Inc.
- First Solar, Inc.
- Hercules Capital, Inc.
- Iron Mountain, Incorporated
- Ladder Capital Corp.
- Main Street Capital Corporation
- New York Mortgage Trust, Inc
- Plug Power Inc.
- Redwood Trust, Inc.
- Safehold, Inc.
- SunPower Corporation
- Sunrun Inc.
- TPI Composites, Inc.
- Uniti Group Inc.
- Walker & Dunlop, Inc.

Primary Selection Criteria

- Implied market capitalization generally similar to that of HASI
- Total assets under management generally similar to that of HASI
- Revenue generally similar to that of HASI
- Companies that help to position HASI closer to median on key size metrics
- U.S. publicly-traded companies

Secondary Selection Criteria

- Reverse Peers
- Peers of current and suggested peers
- Companies that our investors consider as peers

July 2023 and July 2024 Peer Group

- Arbor Realty Trust, Inc.
- Affiliated Managers Group, Inc.
- Ameresco, Inc.
- Array Technologies, Inc.
- Artisan Partners Asset Management Inc.
- Enphase Energy, Inc.
- First Solar, Inc.
- Hercules Capital, Inc.
- Ladder Capital Corp
- Main Street Capital Corporation
- Plug Power Inc.
- Safehold Inc.
- Shoals Technologies Group, Inc.
- Sunrun Inc.
- Sunnova Energy International Inc.
- SunPower Corporation
- TPI Composites, Inc.
- Walker & Dunlop, Inc.

In reviewing the analysis provided by Pay Governance regarding the 2024 Peer Group, the Compensation Committee noted that HASI was slightly below the median of the peer group for the market capitalization criterion (42%) and was significantly above the median of the peer group for the total managed assets criterion (89%). The Compensation Committee believed that this represented a reasonable and appropriate balance among the key quantitative criteria, particularly given its view that market capitalization and total assets managed have the highest relevance in selecting peer companies for purposes of comparing compensation and the lack of peers available that meet all criteria as a result of the Company's relatively unique position in the market. Although considered as part of our overall screening criteria, focusing solely on revenue would result in a group of peers that neither compete with us for executive talent nor are relevant to our investors. None of the companies in our peer group were selected by virtue of revenue size alone.

We do not have a policy of targeting compensation for our NEOs to any specific level within the range of total compensation paid by our peer group (i.e., median, upper or lower); rather, we have attempted to structure our executive compensation program and to compensate our NEOs in a manner that is both adequately competitive to retain their services and rewards their performance, hard work and dedication, but is also consistent with our needs to maintain an appropriate expense structure.

Qualitative Factors

In any given year, and for any particular NEO, the Compensation Committee may consider a range of subjective or qualitative factors in setting our NEO's compensation, including:

- our CEO's recommendations and his assessment of the executive's performance;
- the role the executive plays and the importance of such individual to the Company's business strategy and objectives;
- differences in each executive's tenure and experience;
- the responsibilities and particular nature of the functions performed or managed by the executive;
- ensuring our retention and motivation objectives; and
- the likely cost and difficulty that would be encountered in recruiting a replacement.

The Compensation Committee's consideration of any particular factor may range from inapplicable to significant, depending upon the individual and period under consideration. The Compensation Committee does not assign relative weights or rankings to such factors. Rather, the Compensation Committee relies upon its members' knowledge and judgment in assessing the various qualitative and quantitative inputs it receives as to each individual and makes compensation decisions accordingly.

In determining fiscal 2024 executive compensation, and in addition to the assessment of market and other specific factors described in the below discussion of the individual elements of compensation, the Compensation Committee broadly considered these qualitative factors in making its compensation decisions for each NEO. Given their tenure, track record and experience, the Committee considered each of the NEOs to be highly sought-after executives and thus potential candidates for recruitment by other companies.

Scope of Authority of the Compensation Committee

The Compensation Committee has overall responsibility for approving, evaluating and, in some cases, recommending to our board of directors, on an annual basis, director and officer compensation plans, policies and programs of the Company including determining salaries, annual cash bonuses, equity awards, change in control and termination arrangements and director fees. Pursuant to its charter, the Compensation Committee has the sole authority to retain, terminate and pay any compensation consultant to be used to assist in the evaluation of director and senior executive compensation, as well as the authority to retain special legal, accounting or other consultants to advise the Compensation Committee and may form subcommittees and delegate its authority to such subcommittees. No subcommittees were formed by the Compensation Committee in 2024.

Executive Compensation Program Components

The following provides an overview of our approach to each primary element of our NEO compensation program and an analysis of the compensation paid under each of these elements.

Equity incentives have been granted under the 2013 HA Sustainable Infrastructure Capital, Inc. Equity Incentive Plan, as previously amended (the "2013 Plan"), and the 2022 Plan.

Compensation Element	Objective	Key Features
Base Salary (Cash)	• Provides a fixed element of compensation commensurate with each NEO's position and responsibility.	• Adjustments are generally considered annually based on individual performance, level of pay relative to the market and our peer group, internal pay equity, and retention.
Annual Incentive Compensation (Cash and Equity)	• Provides an annual incentive or bonus based upon our overall corporate and individual performance as well as objective and subjective performance criteria that are aligned with the strategic direction of the Company.	• Compensation Committee approves the overall corporate and individual performance measures as well as objective and subjective performance criteria on an annual basis. • Compensation Committee determines allocation between cash and equity on an annual basis, as well as the vesting criteria of the annual equity awards.
Long-term Incentive Program (Equity)	• Provides equity-based incentives that contain multi-year vesting and/or performance criteria in order to further our retention objectives and align the interests of our NEOs with those of our stockholders over a longer time period.	• Compensation Committee determines allocation between time-based and performance-based awards. • Compensation Committee determines the performance targets and vesting criteria.
Health, Welfare, and Other Benefits	• Offers all eligible employees a competitive benefits package, which includes health and welfare benefits such as 401(k), medical, dental, disability insurance, and life insurance benefits.	• The plans under which these benefits are offered do not discriminate in scope, terms or operation in favor of officers and are available to all eligible employees.
Perquisites and Other Benefits	• Other than life insurance and disability benefits provided to Mr. Eckel as described below and, beginning in 2023, Mr. Lipson, we do not provide any perquisites and do not intend to provide perquisites exceeding $15,000 in the aggregate to our NEOs because we believe that we can provide better incentives for desired performance with compensation in the forms described above.	• N/A

Base Salary

Base salary, which represents the fixed element of our executive compensation program, provides for basic economic security at a level that allows us to retain the executive's services. The Compensation Committee generally establishes annual base salaries for our NEOs commensurate with the level of experience that the executive brings to the position, the nature of the responsibilities required of the executive, such as whether the executive is performing in multiple roles, how successful the executive is in achieving goals established by the Compensation Committee and the executive's contributions to the Company, but does not assign any specific weights to these factors. As discussed in other parts of this CD&A, the Compensation Committee also considers the size of the Company and our budgeted operating expenses in setting annual base salaries. Base salaries are reviewed and may be adjusted to better match competitive market levels, to ensure executive retention or to recognize an executive's professional growth and development, increased responsibility or other discretionary factors. The table below reflects the annual salary of our NEOs with increases effective in April of each of the years:

Name	2023 Annual Salary ($)	2024 Annual Salary ($)	2025 Annual Salary ($)
Jeffrey A. Lipson	775,000	775,000	815,000
Marc T. Pangburn	425,000	450,000	475,000
Jeffrey W. Eckel	412,500	412,500	Not applicable
Susan D. Nickey	420,000	440,000	440,000
Nathaniel J. Rose	420,000	420,000	Not applicable

The determination to increase base salaries in 2024 for certain of our NEOs was driven by the performance of our NEOs and our desire to establish a base salary that is competitive in the market. As of March 1, 2023, Mr. Eckel transitioned to the role of executive chair, Mr. Lipson became our chief executive officer and president and Mr. Pangburn became our CFO. 2023 salaries for Messrs. Eckel, Lipson and Pangburn reflect their new roles. In 2024, the employment agreements of Messrs. Eckel and Santoroski were amended; however, the amendments did not impact their base salaries. On March 1, 2025, Mr. Eckel transitioned to the role of chair and his term of employment ended; Mr. Pangburn transitioned from his role as CFO to our chief revenue and strategy officer; and Mr. Rose transitioned to the role of Senior Managing Director and is no longer an executive officer of the Company. The 2025 salary for Messrs. Pangburn and Rose reflect their new roles.

Annual Incentive Compensation or Bonuses

Annual incentive compensation, in the form of cash incentive compensation and equity incentive awards subject to time-based vesting conditions, is available to each of the NEOs under our executive compensation program, with the Compensation Committee determining the allocation between cash and equity. Incentive compensation serves as a means of linking annual compensation both to our overall performance and to objective and subjective performance criteria that are aligned with the Company's strategic direction.

We provided our NEOs with the opportunity to earn annual incentive compensation for achieving corporate financial and non-financial goals for performance in 2024. These bonus awards, which provide for no minimum award or guaranteed payment, are comprised of two parts: a quantitative component and a qualitative component.

The following chart summarizes the target bonus percentage and actual awarded bonus percentages for 2024 calculated as a percentage of the base salary at the end of the respective year.

Name	2024 Target Bonus (%)	2024 Actual Bonus (%)
Jeffrey A. Lipson	175	333
Marc T. Pangburn	150	293
Jeffrey W. Eckel	237	450
Susan D. Nickey	140	266
Nathaniel J. Rose	150	285

The target bonus percentage for 2025 for Mr. Lipson is unchanged from 2024. The target bonus percentage for 2025 for Mr. Pangburn and Ms. Nickey is 160%.

2024 Bonus Awards Awarded in 2025

For 2024, our NEO incentive compensation was weighted such that 90% was based on quantitative corporate performance measures and 10% was based on an evaluation of individual performance. The following table sets forth the quantitative corporate performance measure hurdles and corresponding incentive compensation payouts for each of the NEOs under the quantitative component of the incentive plan:

Corporate Performance Objectives	Weighting	Quantitative Company Performance Hurdle[(1)]	Payout as a % of Target Upon Achievement of Hurdle[(1)]	Actual Performance
2024 Adjusted Earnings / share	75%	$2.23 - $2.34	50%	
		$2.34	100%	$2.45
		$2.34 - $2.45	200%	
2024 Adjusted ROE	25%	9.5% – 10.0%	50%	
		10.0%	100%	12.5%
		10.0% – 11.0%	200%	

(1) Actual results were interpolated between these values.

The calculated achievement of corporate goals was 200%, which, when combined with qualitative measures, resulted in our NEOs receiving an average of 190% of their targeted bonus. In accordance with the 2024 Bonus Awards, our NEOs received the following amounts of total incentive compensation for 2024 that was paid or granted in 2025:

Name	Total Incentive Compensation Earned in 2024 ($)	% of Incentive Compensation Paid in Cash	% of Incentive Compensation Paid in LTIP Units or Restricted Stock
Jeffrey A. Lipson	2,576,875	100	—
Marc T. Pangburn	1,316,250	100	—
Jeffrey W. Eckel	1,857,497	13	87
Susan D. Nickey	1,170,400	100	—
Nathaniel J. Rose	1,197,000	100	—

Long-Term Incentive Program Granted in 2024

NEOs are eligible to participate in a long-term equity incentive program that is based upon our desire to (i) increase the executive's ownership stake in the Company and better align the executive's long-term interests with those of our stockholders, (ii) tie total incentive compensation (including equity incentive awards) to specified quantitative performance measures, (iii) increase the amount of non-cash, equity incentive compensation earned by our NEOs as a percentage of their total compensation, and (iv) provide our NEOs with a competitive balance of current cash compensation and equity compensation subject to time-based and performance-based vesting conditions that increases the executive's incentive to remain with the Company over the longer-term.

To address the goal of aligning the interests of our NEOs with those of our stockholders, the Compensation Committee allocated 50% of the award to each of our NEOs in the form of either restricted stock units ("RSUs") or, at the election of our NEOs, performance-based LTIP units that, upon conversion, may become Restricted Limited Partnership Units ("OP units"). Performance-based LTIP units vest only upon achievement of specified performance metrics. These performance awards subject our NEOs to the downside risk of a decrease in the value of their compensation if the returns to our stockholders do not match the returns of the index against which our returns are being measured ("Relative TSR") or we do not achieve a specified Cumulative Adjusted EPS target. In addition, LTIP units are a special kind of partnership interest that have no value if there is not a positive partnership revaluation event, as defined by the U.S. Internal Revenue Service. Both Relative TSR and Cumulative Adjusted EPS goals are measured on an approximate three-year basis or such shorter period upon the occurrence of a change of control. The number of performance awards that may be earned ranges from 50% of target for threshold performance achievement, and 200% of target for outperformance achievement. Under the Relative TSR component, target units are earned only if our

total stockholder return is equal to or above the 55th percentile of the index.

We believe that growth in stockholder return is important to investors and is an appropriate measure of our long-term success. The use of stockholder return was also based upon an analysis of the measures used by the other companies in our peer group. The Compensation Committee allocated the remaining portion of the annual award (50%) in the form of time-vested restricted Common Stock or, at the election of the officer, time-restricted LTIP units. This allocation satisfies the need for a useful retention tool, given that in our market, there is a demand for experienced executive talent. The service-based award furthers our goal of aligning the long-term interests of our NEOs with those of our stockholders as it subjects our NEOs to the downside risk of a decrease in compensation if the price of our Common Stock declines.

Name	2024 Performance Based Award LTIP Units(1)	2024 Time Based Award LTIP Units(2)	Total Value of 2024 Award ($)(3)
Jeffrey A. Lipson	172,000	86,000	5,030,570
Marc T. Pangburn	49,000	24,500	1,433,128
Jeffrey W. Eckel	60,000	30,000	1,754,850
Susan D. Nickey	40,000	20,000	1,169,900
Nathaniel J. Rose	42,000	21,000	1,228,395

(1) Represents the total amount of LTIP units that have been granted, which reflect maximum performance. 50% of the units are to be earned based on cumulative Adjusted EPS over a three-year time period and 50% of the units are to be earned based on Relative TSR over the same time period. The actual OP units to be earned under such grants of LTIP units, which vest based on the achievement of certain targets, are calculated according to the chart below. The total units earned will not exceed 100% of the target if the Absolute TSR is below zero.

Total Stockholder Return Metrics	Threshold 50%	Target 100%	Outperform 200%
Cumulative Adjusted EPS	$6.69	$7.38	$8.12
Relative TSR	30.0%	55.0%	80.0%

(2) Represents time-based LTIP units that vest in three equal annual amounts on May 15, 2025, and March 5, 2026 and 2027.

(3) Amounts in this column represent the aggregate grant date fair value of awards of both the time-vested and performance-vested LTIP units computed in accordance with FASB ASC Topic 718 and the assumptions and methodologies set forth in our Form 10-K for the year ended December 31, 2024 (Note 2 and Note 11, Equity). The time vested grants were valued at $25.96 per unit, the closing price of our Common Stock on the NYSE on March 1, 2024, the date of grant. The Cumulative Adjusted EPS units were valued at $12.98 per unit and the Relative TSR units were valued at $19.56 in each case by an independent appraisal.

Benefits

Benefits are also established based upon a determination of what is needed to aid in attracting and retaining executive talent, as well as providing long-term financial security to our employees and their families. The NEOs are eligible to participate in our health, dental and vision plans, and various insurance plans, including disability and life insurance, and in our 401(k) plan.

Timing of Certain Equity Awards

We do not currently grant awards of stock options, stock appreciation rights, or similar option-like awards as part of our compensation program. We do not time the disclosure of material non-public information, or the granting of equity awards, for the purpose of impacting the value of NEO compensation.

Insider Trading Policy

We have adopted the statement of corporate policy regarding equity transactions (the "Insider Trading Policy"), which prohibits all directors, officers, employees, and consultants from engaging in any transaction involving the purchase, sale or transfer of Company securities based on material non-public information about the Company. We also take appropriate steps to comply with applicable securities laws and regulations and stock exchange listing standards when we engage in transactions in our securities.

We believe that our Insider Trading Policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our annual report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 14, 2025.

Severance Benefits Payable upon Termination of Employment or a Change in Control

In order to achieve our compensation objective of attracting, retaining and motivating qualified senior executives, we believe that we need to provide our NEOs with severance protections that are consistent with the severance protections offered by companies similar to us. Consistent with this philosophy, we believe that severance should be payable to our NEOs in the event their employments are terminated under certain circumstances. For more information regarding the terms of the employment agreements, see "—Narrative to Summary Compensation Table." The employment agreements are reviewed annually by the Compensation Committee.

In April 2022, our board of directors approved our Retirement Policy with immediate effect, and an amended and restated Retirement Policy was approved by the board of directors in April 2024. Our Retirement Policy provides for full vesting at retirement of any time-based awards that were granted prior to the date of retirement. Further, the Retirement Policy permits the vesting of performance-based awards that were granted prior to the date of retirement according to the original vesting schedule of the award, subject to the achievement of the applicable performance measures. The Retirement Policy applies to employees whose chronological age plus number of years of total service for the Company reaches a total age of 65, provided the applicable employee has (1) reached an age of 50 years, or (2) has worked at the Company for at least five years. Employees who have been actively employed by the Company since before the date of our initial public offering are credited with five years of prior service for purposes of determining their eligibility at retirement. Our Retirement Policy applies to all employees who receive grants of equity awards, whether they are NEOs, executive officers or other employees. The Company reserves the right to waive, amend, terminate or discontinue the policy to the extent our board of directors determines that it is in the Company's interest.

Tax Deductibility of Executive Compensation

Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), places a $1,000,000 limit on the amount of compensation that may be deducted annually by the Company on our tax return with respect to certain NEOs, defined as "covered members" under Section 162(m). In December 2020, final regulations around Section 162(m) were published, which pertain in part to up-REIT structures. The final regulations provide that the Company's distributive share of any compensation deduction for amounts paid to our NEOs by our Operating Partnership after December 18, 2020, as well as time-based and performance-based restricted stock awards awarded after November 2, 2017, are subject to the Section 162(m) deduction limit. When the Company determines whether to use performance-based awards in its grants to NEOs, it keeps in mind that there is generally no tax deduction with respect to compensation for an NEO in excess of $1,000,000 a year, and the Company's performance-based pay practices may change accordingly in the future. Although the Compensation Committee generally seeks to preserve the federal income tax deductibility of compensation paid, to maintain flexibility in compensating executives, including our NEOs, in a manner designed to promote our corporate goals, including retaining and incentivizing the NEOs, the Compensation Committee has not adopted a policy that all compensation must be deductible.

Adjustment or Recovery of Awards

The Company believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's overall compensation philosophy. In furtherance of this goal, our board of directors adopted a clawback policy that applies to performance or incentive-based compensation approved, awarded or granted to a Covered Executive (as defined below) and that provides for the possible recoupment of performance or incentive-based compensation in the event of an accounting restatement due to material noncompliance by the Company with any financial reporting requirements under the securities laws (other than due to a change in applicable accounting methods, rules or interpretations).

This means that any performance or incentive-based compensation, whether cash- or equity- denominated, paid to such Covered Executive during the three-year period preceding the publication of the restated financial statements which would have been lower had it been calculated based on such restated financial statements, is subject to adjustment. For the purposes of this clawback policy, the term "Covered Executive" shall mean any NEO as determined by the Compensation Committee pursuant to Item 402 of Regulation S-K and other key employees identified by the Compensation Committee, and includes our NEOs.

Relationship of Compensation Practices to Risk Management

When structuring our overall compensation practices for our employees generally, consideration is given as to whether the structure creates incentives for risk-taking behavior and therefore impacts our risk management practices. Attention is given to the elements and the mix of pay as well as ensuring that employees' awards align with stockholders' value.

The Compensation Committee has assessed the compensation policies and practices for our employees, including our NEOs, and concluded that they do not create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee generally considers whether our compensation programs encourage excessive risk taking during its annual review of such programs, which typically occurs during the first quarter of each year.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A section of this proxy statement with management, and, based on such review and discussion, the Compensation Committee recommends that it be included in this proxy statement.

Compensation Committee[5]

Richard J. Osborne (Chair)
Lizabeth A. Ardisana
Teresa M. Brenner
Steven G. Osgood

The foregoing report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

[5] Ms. Schulte was appointed to our board of directors as of April 15, 2025. As a result, she did not participate in the creation of this report.

2024 Summary Compensation Table

Name and Principal Position[(1)]	Year	Salary ($)[(1)]	Stock Awards ($)[(2)]	Non-equity incentive plan compensation ($)[(3)]	All other compensation ($)[(4)]	Total ($)
Jeffrey A. Lipson Director, President and Chief Executive Officer	2024	775,001	5,030,570	2,576,875	17,250	8,399,696
	2023	762,180	5,394,398	2,076,419	16,500	8,249,497
	2022	525,000	1,298,388	1,496,250	15,250	3,334,888
Marc T. Pangburn Executive Vice President and Chief Financial Officer	2024	446,154	1,433,128	1,316,250	17,250	3,212,782
	2023	445,994	1,410,300	976,013	16,500	2,848,807
	2022	390,000	932,724	957,500	15,250	2,295,474
Jeffrey W. Eckel Executive Chair	2024	412,500	1,754,850	250,000	17,250	2,434,600
	2023	542,067	4,073,401	1,496,744	16,500	6,128,712
	2022	825,000	4,430,369	2,743,125	15,250	8,013,744
Susan D. Nickey Executive Vice President and Chief Client Officer	2024	436,923	1,169,900	1,170,400	17,250	2,794,473
	2023	441,923	1,304,528	900,228	16,500	2,663,179
	2022	390,000	932,724	957,500	15,250	2,295,474
Nathaniel J. Rose Executive Vice President and Chief Investment Officer	2024	420,000	1,228,395	1,197,000	17,250	2,862,645
	2023	445,673	1,692,360	964,530	16,500	3,119,063
	2022	415,000	1,284,967	1,182,750	15,250	2,897,967

(1) See "—Compensation Discussion and Analysis—Base Salary" for further salary information. Principal position for the persons shown reflect their positions as of December 31, 2024.
(2) Amounts in this column represent the aggregate grant date fair value of awards of restricted shares of Common Stock, RSUs or LTIP units computed in accordance with FASB ASC Topic 718 and the assumptions and methodologies set forth in our Form 10-K for the year ended December 31, 2024 (Note 2 and Note 11, Equity). See 2013 Plan, 2022 Plan and Grants of Plan-Based Awards below for additional information on share grants.
(3) See "—Compensation Discussion and Analysis—Annual Incentive Compensation—2024 Bonus Awards awarded in 2025" for non-equity incentive compensation earned in 2024 and paid in 2025.
(4) Other compensation includes the Company's matching contribution to each NEO's 401(k) account of $17,250 for 2023.

Grants of Plan-Based Awards for 2024

Name and Principal Position	Grant Date	Estimated future payouts under non-equity incentive plan awards[(1)] Threshold ($)	Target ($)	Maximum ($)	Estimated future payouts under equity incentive plan awards Threshold (#)[(2)]	Target (#)[(2)]	Maximum (#)[(2)]	All other stock awards: number of shares of stock or units (#)[(3)]	Grant date fair value of stock and option awards ($)[(4)]
Jeffrey A. Lipson Director, President and Chief Executive Officer	3/1/24	—	—	—	—	—	—	86,000	2,232,560
	3/1/24	—	—	—	43,000	86,000	172,000	—	2,798,010
	—	—	—	2,576,875	—	—	—	—	—
Marc T. Pangburn Executive Vice President and Chief Financial Officer	3/1/24	—	—	—	—	—	—	24,500	636,020
	3/1/24	—	—	—	12,250	24,500	49,000	—	797,108
	—	—	—	1,316,250	—	—	—	—	—
Jeffrey W. Eckel Executive Chair	3/1/24	—	—	—	—	—	—	30,000	778,800
	3/1/24	—	—	—	15,000	30,000	60,000	—	976,050
	—	—	—	250,000	—	—	—	—	—
Susan D. Nickey Executive Vice President and Chief Client Officer	3/1/24	—	—	—	—	—	—	20,000	519,200
	3/1/24	—	—	—	10,000	20,000	40,000	—	650,700
	—	—	—	1,170,400	—	—	—	—	—
Nathaniel J. Rose Executive Vice President and Co-Chief Investment Officer	3/1/24	—	—	—	—	—	—	21,000	545,160
	3/1/24	—	—	—	10,500	21,000	42,000	—	683,235
	—	—	—	1,197,000	—	—	—	—	—

(1) The amounts reported represent 2024 cash incentive compensation paid in 2025. The calculation of the actual amounts paid is discussed in "—Compensation Discussion and Analysis—Annual Incentive Compensation or Bonuses" above.
(2) Represents LTIP units which may, if the value of our operating partnership appreciates, may be exchanged for OP units. The LTIP units vest based on the achievement of certain targets. See "—Compensation Discussion and Analysis—Long-Term Incentive Program Granted in 2024" above.
(3) The awards represent OP units that could be earned under awards of LTIP units, which vest based on the achievement of certain targets, granted for the 2024 Long-Term Incentive program under the 2022 Plan. A description of the terms appears at "—Compensation Discussion and Analysis—Long-Term Incentive Program Granted in 2024" above.
(4) Amounts shown in this column represent the estimated grant date fair value calculated in accordance with FASB ASC Topic 718 of shares of LTIP units granted under the 2022 Plan. A description of the terms and the grant fair value appears at "—Compensation Discussion and Analysis—Long-Term Incentive Program Granted in 2024" above.

Narrative to Summary Compensation Table

Employment Agreements as of December 31, 2024

Below we set forth summaries of the employment agreements of our NEOs that were in effect as of December 31, 2024. As of March 1, 2025, Mr. Pangburn transitioned from executive vice president and chief financial officer to executive vice president and chief revenue and strategy officer and Charles W. Melko became our executive vice president and chief financial officer. As of March 1, 2025, at his own request, Mr. Rose transitioned to senior managing director of investments and is no longer an executive officer of the Company. Each of Messrs. Pangburn, Melko and Rose entered into an amended and restated employment agreement with the Company in connection with these transitions. Summaries of the new or amended employment agreements, which became effective on March 1, 2025, have also been provided below. Further, the employment agreement with Mr. Eckel expired in accordance with its terms as of March 1, 2025 and he transitioned to the role of non-executive chair of our board of directors.

Employment Agreement for Mr. Eckel

We entered into an amended and restated employment agreement with Mr. Eckel, effective March 1, 2023, which had a term of two years, and on February 15, 2024, we amended Mr. Eckel's employment agreement. Effective March 1, 2023, Mr. Eckel transitioned from our chief executive officer and president and was designated to serve as our executive chair. Mr. Eckel served as executive chair for two years. On March 1, 2025, our board of directors designated Mr. Eckel to serve as our non-executive chair.

Mr. Eckel's employment agreement provided for an annual base salary of $412,500, subject to increases at the discretion of our board of directors or the Compensation Committee. Mr. Eckel was eligible for an annual cash performance bonus of 237% of his base salary based on the satisfaction of performance goals determined by the Compensation Committee. Mr. Eckel remained eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

In each of March 1, 2024 and 2025, we granted to Mr. Eckel equity compensation awards with target values of $1,647,000 and $1,607,488, respectively, subject to vesting and performance requirements.

Mr. Eckel was also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Mr. Eckel was entitled to receive medical and other welfare plan coverage and fringe benefits. The employment agreement also provided for payment of the premiums for a long-term disability insurance policy which provided benefits equal to at least 300% of Mr. Eckel's annual base salary and payment of the premiums for a term life insurance policy with a death benefit of $5,000,000 for the benefit of his heirs.

The employment agreement provided that if Mr. Eckel was terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Mr. Eckel would have been entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- an amount equal to the sum of (1) Mr. Eckel's then-current annual base salary plus (2) the greater of (A) his annual average bonus over the prior three years and (B) Mr. Eckel's target annual bonus for the year of termination;
- a prorated annual bonus based on the target annual bonus that Mr. Eckel could have earned for the year of termination;
- health benefits for Mr. Eckel and his eligible family members for up to two years following his termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that he received comparable benefits from a subsequent employer; and
- 100% of the unvested stock or stock-based awards held by Mr. Eckel would have become fully vested and/or exercisable.

If Mr. Eckel was terminated for cause, left employment without good reason or his term expired, he would have been entitled to any accrued but unpaid base salary and annual bonus. Because his term expired on March 1, 2025, he was paid his accrued but unpaid base salary and annual bonus of $250,000.

If Mr. Eckel's employment was terminated due to his death or disability, Mr. Eckel or his estate would have been entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- the prorated annual bonus for the year in which the termination occurs;
- upon disability only, proceeds from long-term disability insurance policy of 300% of Mr. Eckel's annual base salary;
- upon death only, proceeds of a term life insurance policy in the amount of $5,000,000;
- health benefits for Mr. Eckel and/or his eligible family members for two years following his termination of employment at the same level as in effect immediately preceding the executive's death or disability; and
- 100% of the unvested equity awards held by Mr. Eckel would have become fully vested and/or exercisable.

Mr. Eckel's agreement included a modified 280G cutback. If a change of control occurred, we would have determined whether on an after-tax basis Mr. Eckel was better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contained standard restrictive covenants, which applied during the term of the employment agreement and will continue to apply until March 1, 2027.

Employment Agreement for Mr. Lipson

Mr. Lipson serves as our chief executive officer and president and we have entered into an amended and restated employment agreement with Mr. Lipson, effective March 1, 2023. Pursuant to Mr. Lipson's employment agreement, the term of his employment will continue until either party provides at least 30 days' notice of termination.

Mr. Lipson's employment agreement provides for an annual base salary of $775,000, subject to increases at the discretion of our board of directors or the Compensation Committee. Mr. Lipson will be eligible for an annual cash performance bonus of 175% of his base salary based on the satisfaction of performance goals determined by the Compensation Committee. Mr. Lipson remains eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Mr. Lipson is also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Mr. Lipson is entitled to receive medical and other welfare plan coverage and fringe benefits. The employment agreement also provides for payment of the premiums for a long-term disability insurance policy which provides benefits equal to at least 300% of Mr. Lipson's annual base salary and payment of the premiums for a term life insurance policy with a death benefit of $5,000,000.

The employment agreement provides that if Mr. Lipson is terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Mr. Lipson will be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- an amount equal to three times the sum of (1) Mr. Lipson's then-current annual base salary plus (2) the greater of (A) his annual average bonus over the prior three years and (B) Mr. Lipson's target annual bonus for the year of termination;
- a prorated annual bonus based on the target annual bonus that Mr. Lipson could have earned for the year of termination;
- health benefits for up to two years following Mr. Lipson's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that he receives comparable benefits from a subsequent employer; and
- 100% of the unvested stock or stock-based awards held by Mr. Lipson will become fully vested and/or exercisable.

If Mr. Lipson is terminated for cause or leaves employment without good reason, he will be entitled to any accrued but unpaid base salary and annual bonus.

If Mr. Lipson's employment is terminated due to his death or disability, Mr. Lipson or his estate will be entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- the prorated target annual bonus for the year in which the termination occurs;
- upon disability only, proceeds from long-term disability insurance policy of 300% of Mr. Lipson's annual base salary;
- upon death only, proceeds of a term life insurance policy in the amount of $5,000,000; and
- 100% of the unvested equity awards held by Mr. Lipson will become fully vested and/or exercisable.

Mr. Lipson's agreement includes a modified 280G cutback. If a change of control occurs, we will determine whether on an after-tax basis Mr. Lipson is better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contains standard restrictive covenants, which apply during the term of the employment agreements and for a period of 24 months following termination of employment.

Employment Agreement for Mr. Pangburn

Effective March 1, 2025, Mr. Pangburn transitioned from chief financial officer to chief revenue and strategy officer, and we entered into an amended and restated employment agreement with Mr. Pangburn.

In addition to changes to the description of Mr. Pangburn's role, Mr. Pangburn's employment agreement as amended and restated included an increase of annual base salary from his 2024 annual salary of $450,000 to $475,000 and an increase in target annual bonus from his 2024 target annual bonus of 150% to 160%. The terms of his prior employment agreement and the amended and restated employment agreement are otherwise consistent with the following summary.

Pursuant to Mr. Pangburn's employment agreement, the term of Mr. Pangburn's employment will continue until either party provides at least 30 days' notice of termination.

The employment agreement provides for an annual base salary of $475,000, subject to increases at the discretion of our board of directors or the Compensation Committee. Mr. Pangburn will be eligible for an annual cash performance bonus of 160% of his base salary based on the satisfaction of performance goals determined by the Compensation Committee. Mr. Pangburn remains eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Mr. Pangburn is also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Mr. Pangburn is entitled to receive medical and other welfare plan coverage and fringe benefits.

The employment agreement provides that if Mr. Pangburn is terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Mr. Pangburn will be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- eighteen months of Mr. Pangburn's annual salary;

- an amount equal to 150% of Mr. Pangburn's annual average bonus over the prior three years (or such fewer years with respect to which he received an annual bonus);
- health benefits for eighteen months following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that he receives comparable benefits from a subsequent employer; and
- 100% of the unvested stock or stock-based awards held by Mr. Pangburn will become fully vested and/or exercisable.

If Mr. Pangburn is terminated for cause or leaves employment without good reason, he will be entitled to any accrued but unpaid base salary and annual bonus.

If Mr. Pangburn's employment is terminated due to his death or disability, Mr. Pangburn or his estate will be entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- upon death, Mr. Pangburn's target prorated annual bonus for the year in which the termination occurs;
- upon disability, the target annual bonus for the year in which the termination occurs; and
- 100% of the unvested equity awards held by Mr. Pangburn will become fully vested and/or exercisable.

Mr. Pangburn's agreement includes a modified 280G cutback. If a change of control occurs, we will determine whether on an after-tax basis Mr. Pangburn is better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contains standard restrictive covenants, which apply during the term of the employment agreement and for a period of 18 months following termination of employment.

Employment Agreement for Ms. Nickey

Ms. Nickey serves as our executive vice president and chief client officer and we entered into an employment agreement with Ms. Nickey, effective June 30, 2021. The term of employment will continue until either party provides at least 30 days' notice of termination.

Ms. Nickey's employment agreement provides for an annual base salary of $370,000, subject to increases at the discretion of our board of directors or the Compensation Committee. Ms. Nickey will be eligible for an annual cash performance bonus of 125% of her base salary based on the satisfaction of performance goals determined by the Compensation Committee. Ms. Nickey remains eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Ms. Nickey is also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Ms. Nickey is entitled to receive medical and other welfare plan coverage and fringe benefits.

The employment agreement provides that if Ms. Nickey is terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Ms. Nickey will be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- 12-month annual salary;
- an amount equal to 100% of Ms. Nickey's annual average bonus over the prior three years (or such fewer years with respect to which she received an annual bonus);
- health benefits for one year following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that she receives comparable benefits from a subsequent employer; and
- 100% of the unvested stock or stock-based awards held by Ms. Nickey will become fully vested and/or exercisable.

If Ms. Nickey is terminated for cause or leaves employment without good reason, she will be entitled to any accrued but unpaid base salary and annual bonus.

If Ms. Nickey's employment is terminated due to her death or disability, Mr. Nickey or her estate will be entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- upon death, Ms. Nickey's prorated annual bonus for the year in which the termination occurs;
- upon disability, the target annual bonus for the year in which the termination occurs; and
- 100% of the unvested equity awards held by Ms. Nickey will become fully vested and/or exercisable.

Ms. Nickey's agreement includes a modified 280G cutback. If a change of control occurs, we will determine whether on an after-tax basis Ms. Nickey is better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contains standard restrictive covenants, which apply during the term of the employment agreements and for a period of 12 months following termination of employment.

Employment Agreement for Mr. Rose

Effective March 1, 2025, per his request, Mr. Rose transitioned from chief investment officer to senior managing director of investments and is no longer an executive officer. In connection with this transition, we entered into an amended and restated employment agreement with Mr. Rose effective March 1, 2025.

A summary of the terms of Mr. Rose's prior employment as in effect during 2024 and through February 28, 2025 is set forth below.

We entered into the employment agreement with Mr. Rose, effective on April 17, 2013. The employment agreement provided that the term of employment would continue until either party provided at least 90 days' notice of termination.

The employment agreement provided for an annual base salary of $275,000, subject to increases at the discretion of our board of directors or the Compensation Committee.

Mr. Rose was eligible for an annual cash performance bonus of 100% of his base salary based on the satisfaction of performance goals determined by the Compensation Committee. Mr. Rose was eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Mr. Rose was entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Mr. Rose was entitled to receive medical and other welfare plan coverage and fringe benefits.

The employment agreement provided that if Mr. Rose was terminated by us without "cause" or left for "good reason" (each as defined in the employment agreement), Mr. Rose was entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- amount equal to one and one-half times the sum of (1) Mr. Rose's then-current annual base salary plus (2) the greater of (A) his annual average bonus over the prior three years and (B) Mr. Rose's target annual bonus for the year of termination;
- health benefits for two years following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that Mr. Rose receives comparable benefits from a subsequent employer; and
- 100% of the unvested stock or stock-based awards held by Mr. Rose will become fully vested and/or exercisable.

If Mr. Rose was terminated for cause or left employment without good reason, he was entitled to any accrued but unpaid base salary and annual bonus.

If Mr. Rose's employment was terminated due to his death or disability, Mr. Rose or his estate was entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- Mr. Rose's prorated target annual bonus for the year in which the termination occurred;
- health benefits for Mr. Rose and/or his eligible family members for two years following the executive's termination of employment at the same level as in effect immediately preceding the executive's death or disability; and
- 100% of the unvested equity awards held by Mr. Rose would fully vest and/or become exercisable.

Mr. Rose's agreement included a modified 280G cutback. If a change of control occurred, we would have determined whether on an after-tax basis Mr. Rose was better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contained standard restrictive covenants, which applied during the term of the employment agreement and for a period of 12 months following termination of employment.

The employment agreement for Mr. Rose provided for a modified definition of "good reason" following a change-in-control (as defined in the employment agreement). The employment agreement for Mr. Rose also provided for 100% of the unvested stock (or stock-based) awards held by Mr. Rose to become fully vested and/or exercisable upon the effective date of a change in control.

A summary of the terms of Mr. Rose's amended and restated employment agreement effective March 1, 2025 is set forth below.

Pursuant to Mr. Rose's employment agreement, the term of Mr. Rose's employment will continue until either party provides at least 30 days' notice of termination.

Mr. Rose's employment agreement provides for an annual base salary of $420,000, subject to increases at the discretion of our chief executive officer.

Mr. Rose will be eligible for an annual cash performance bonus of 100% of his base salary based on the satisfaction of performance goals determined by the chief executive officer. Mr. Rose remains eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Mr. Rose is also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our executives. Additionally, Mr. Rose is entitled to receive medical and other welfare plan coverage and fringe benefits.

The employment agreement provides that if Mr. Rose is terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Mr. Rose will be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- eighteen months of Mr. Rose's annual salary;
- an amount equal to 150% of Mr. Rose's annual average bonus over the prior three years (or such fewer years with respect to which he received an annual bonus);
- health benefits for 18 months following the Mr. Rose's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that Mr. Rose receives comparable benefits from a subsequent employer; and
- 100% of the unvested stock or stock-based awards held by Mr. Rose will become fully vested and/or exercisable.

If Mr. Rose is terminated for cause or leaves employment without good reason, he will be entitled to any accrued but unpaid base salary annual bonus.

If Mr. Rose's employment is terminated due to his death or disability, Mr. Rose or his estate will be entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- upon death, Mr. Rose's prorated target annual bonus for the year in which the termination occurs;
- upon disability, the target annual bonus for the year in which the termination occurs; and
- 100% of the unvested equity awards held by Mr. Rose will become fully vested and/or exercisable.

Mr. Rose's agreement includes a modified 280G cutback. If a change of control occurs, we will determine whether on an after-tax basis Mr. Rose is better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

The employment agreement also contains standard restrictive covenants, which apply during the term of the employment agreement and for a period of 12 months following termination of employment.

Employment Agreement for Mr. Melko

While Mr. Melko was not an NEO during 2024, effective March 1, 2025, Mr. Melko transitioned from chief accounting officer to chief financial officer, and we entered into an amended and restated employment agreement with Mr. Melko. The terms of Mr. Melko's amended and restated employment agreement are set forth below.

Pursuant to Mr. Melko's employment agreement, the term of Mr. Melko's employment will continue until either party provides at least 30 days' notice of termination.

Mr. Melko's employment agreement provides for an annual base salary of $400,000, subject to increases at the discretion of our board of directors or the Compensation Committee. Mr. Melko will be eligible for an annual cash performance bonus of 110% of his base salary based on the satisfaction of performance goals determined by the Compensation Committee. Mr. Melko remains eligible for regular, annual grants of restricted stock, stock options, OP units or other awards.

Mr. Melko is also entitled to participate in our long-term incentive program, as well as other incentive, savings and retirement plans applicable generally to our senior executives. Additionally, Mr. Melko is entitled to receive medical and other welfare plan coverage and fringe benefits.

The employment agreement provides that if Mr. Melko is terminated by us without "cause" or leaves for "good reason" (each as defined in the employment agreement), Mr. Melko will be entitled to the following severance payments and benefits:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- twelve months of Mr. Melko's annual salary;
- an amount equal to 100% of Mr. Melko's annual average bonus over the prior three years (or such fewer years with respect to which he received an annual bonus);
- health benefits for twelve months following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that he receives comparable benefits from a subsequent employer; and
- 100% of the unvested stock or stock-based awards held by Mr. Melko will become fully vested and/or exercisable.

If Mr. Melko is terminated for cause or leaves employment without good reason, he will be entitled to any accrued but unpaid base salary and annual bonus.

If Mr. Melko's employment is terminated due to his death or disability, Mr. Melko or his estate will be entitled to receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;
- upon death, Mr. Melko's prorated target annual bonus for the year in which the termination occurs;
- upon disability, the target annual bonus for the year in which the termination occurs; and
- 100% of the unvested equity awards held by Mr. Melko will become fully vested and/or exercisable.

Mr. Melko's employment agreement includes a modified 280G cutback. If a change of control occurs, we will determine whether on an after-tax basis Mr. Melko is better off receiving the parachute payments (if any) and paying the excise tax or having his parachute payments cut back below the 280G safe harbor.

Mr. Melko's employment agreement also contains standard restrictive covenants, which apply during the term of the employment agreement and for a period of 12 months following termination of employment.

2022 Plan Summary

Purpose

The purpose of the 2022 Plan is to use incentives to attract and retain officers, directors, key employees, consultants, advisers, and other personnel and to encourage those individuals to increase their efforts to make our business more successful. The 2022 Plan allows for grants of options, stock appreciation rights, restricted stock, RSUs, phantom shares, dividend equivalent rights, LTIP units, cash-based awards, other restricted limited partnership units issued by our operating partnership and other equity-based compensation. We consider our overall compensation philosophy when we decide to grant awards under the 2022 Plan.

Administration

The Compensation Committee, which is comprised solely of independent directors, administers the 2022 Plan. As discussed under section "Board and Corporate Governance Structure—Our Board of Directors—Committees", we have amended the Compensation Committee's charter to make the Compensation Committee primarily responsible for administering the 2022 Plan and for making grants under the plan. The Compensation Committee consists of at least two individuals, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director. If no compensation committee exists, our board of directors will exercise the functions of our committee.

Awards Under the 2022 Plan

Shares of Restricted Common Stock

A restricted stock award is an award of shares of Common Stock that are subject to restrictions on transferability and such other restrictions the Compensation Committee may impose at the date of grant. Grants of shares of restricted Common Stock will be subject to vesting schedules and other restrictions that the Compensation Committee sets. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established criteria, in such installments or otherwise, as the Compensation Committee may determine.

Except to the extent restricted under an applicable award agreement, a restricted stockholder has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive cash dividends on the shares of restricted Common Stock. Although we will pay dividends on shares of restricted Common Stock, whether or not vested, at the same rate and on the same date as on shares of our Common Stock (unless we provide otherwise in an award agreement), holders of shares of restricted Common Stock are prohibited from selling such shares until they vest.

Phantom Shares and RSUs

A phantom share represents a right to receive the fair market value of a share of Common Stock, or, if provided by the Compensation Committee, the right to receive the fair market value of a share of Common Stock in excess of a base value established by the Compensation Committee at the time of grant. A phantom share may also be known as a "Restricted Stock Unit" or "RSU," which is an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (which may include, without limitation, a requirement that the grantee remain continuously employed or provide continuous services for a specified period of time). Our current practice is to refer to all such awards as RSUs.

RSUs will vest as provided in the applicable award agreement. Unless otherwise determined by the Compensation Committee at the time of the grant, RSUs may generally be settled in cash or by transfer of shares of Common Stock (as provided in the grant agreement).

Dividend Equivalents

A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of Common Stock) of dividends paid on shares of Common Stock otherwise subject to an award. The Compensation Committee may provide that amounts payable with respect to dividend equivalents will be converted into cash or additional shares of Common Stock. The Compensation Committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

Restricted Limited Partnership Units

A restricted limited partnership unit may be granted as a unit in our operating partnership (an OP unit) or may include LTIP units, which are structured as profits interests in our operating partnership, providing distributions to the holder of the award based on the achievement of specified levels of profitability by the operating partnership or the achievement of certain goals or events. Initially, LTIP units will not have full parity with OP units with respect to liquidating distributions. Under the terms of the LTIP units, the operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of OP unit holders. Upon equalization of the capital accounts of the holders of LTIP units with other holders of OP units, the LTIP units will achieve full parity with OP units of the operating partnership for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units and thereafter enjoy all the rights of OP units. The Compensation Committee will establish all other limitations and conditions of awards of restricted OP units as it deems appropriate.

Amendments and Termination

Our board of directors may amend the 2022 Plan as it deems advisable, except that it may not amend the 2022 Plan in any way that would adversely affect a participant with respect to an award previously granted unless the amendment is required in order to comply with applicable laws.

Outstanding Equity Awards at 2024 Fiscal Year End

The following table summarizes all outstanding equity awards held by the NEOs on December 31, 2024.

	Stock Awards	
Name	**Number of Shares or Units of Common Stock That Have Not Vested (#)(1)**	**Market Value of Shares or Units of Common Stock That Have Not Vested ($)(2)**
Jeffrey A. Lipson	312,605	8,387,179
Marc T. Pangburn	91,168	2,446,037
Jeffrey W. Eckel	185,948	4,988,985
Susan D. Nickey	78,918	2,117,370
Nathaniel J. Rose	91,870	2,464,872

(1) The following chart summarizes the vesting of the awards by NEO:

Name and Principal Position	Shares or Units	Vesting
Jeffrey A. Lipson Director, President and Chief Executive Officer	4,292	3/5/25
	51,000	See Note 3
	6,438	See Note 4
	86,000	See Note 5
	57,375	See Note 6
	107,500	See Note 7
Marc T. Pangburn Executive Vice President and Chief Financial Officer	3,083	3/5/25
	13,334	See Note 3
	4,626	See Note 4
	24,500	See Note 5
	15,000	See Note 6
	30,625	See Note 7
Jeffrey W. Eckel Executive Chair	14,645	3/5/25
	38,512	See Note 3
	21,966	See Note 4
	30,000	See Note 5
	43,325	See Note 6
	37,500	See Note 7
Susan D. Nickey Executive Vice President and Chief Client Officer	3,083	3/5/25
	12,334	See Note 3
	4,626	See Note 4
	20,000	See Note 5
	13,875	See Note 6
	25,000	See Note 7
Nathaniel J. Rose Executive Vice President and Co-Chief Investment Officer	4,248	3/5/25
	16,000	See Note 3
	6,372	See Note 4
	21,000	See Note 5
	18,000	See Note 6
	26,250	See Note 7

(2) Valued at $26.83, the closing price of our shares on the NYSE on December 31, 2024, the last day of trading for 2024.
(3) These awards are time-based LTIP units that vest in two equal annual amounts on March 5, 2025 and 2026.
(4) These awards are LTIP units that represent the right to receive up to one OP unit per LTIP unit on March 5, 2025 depending on the level of achievement of certain targets. The table reflects 0.25 OP units per LTIP unit based on achieving threshold performance. Based on the performance against the targets through December 31, 2024, the end of the performance period, zero OP units per LTIP unit will vest.
(5) These awards are time-based LTIP units that vest in three equal annual amounts on May 15, 2025 and March 5, 2026 and 2027.

(6) These awards are LTIP units that represent the right to receive up to one OP unit per LTIP unit on March 5, 2026 depending on the level of achievement of certain targets. The table reflects 0.375 OP units per LTIP unit based on the performance against the targets through December 31, 2024, the last day of trading for 2024.
(7) These awards are LTIP units that represent the right to receive up to one OP unit per LTIP unit on March 5, 2027 depending on the level of achievement of certain targets. See "—Compensation Discussion and Analysis—Long-Term Incentive Program Granted in 2024" above. The table reflects 0.63 OP units per LTIP unit based on the performance against the targets through December 29, 2024, the last day of trading for 2024.

2024 Option Exercises and Securities Vested

The following table summarizes the restricted stock, RSU and LTIP unit awards that vested with respect to our Named Executive Officers during the fiscal year ended December 31, 2024.

	Stock Awards	
Name	**Number of Securities Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Jeffrey A. Lipson	33,125	1,016,510
Marc T. Pangburn	11,416	335,638
Jeffrey W. Eckel[1]	45,566	1,288,798
Susan D. Nickey	10,916	319,498
Nathaniel J. Rose	15,581	450,494

(1) Until March 1, 2025, Mr. Eckel was employed by the Company as Executive Chair. On March 1, 2025, Mr. Eckel transitioned to the role of chair and his term of employment ended.

Pension Benefits and Nonqualified Deferred Compensation

We did not provide any pension benefits or nonqualified deferred compensation plans during 2023 or 2024.

Payments Upon Termination for 2024

The following table sets forth the potential payments to each NEO under the terms of their employment agreements and equity award agreements described above due to various scenarios as of December 31, 2024. Amounts shown do not include (a) payment of any unpaid portion of the applicable NEO's base salary through the effective date of termination, (b) reimbursement for any outstanding reasonable business expense, and (c) any bonus or incentive compensation that had been accrued through the effective date of termination but not paid. Amounts shown reflect employment agreements as of December 31, 2024 and do not reflect amendments entered into by Messrs. Pangburn and Rose effective as of March 1, 2025.

Name	Benefit	Without Cause/For Good Reason / Non-renewal by Company ($)(1)	Death ($)	Disability ($)(2)	Change in Control ($)(3)	Retirement ($)(5)
Jeffrey A. Lipson	Cash	8,671,419	6,356,250	3,681,250	8,671,419	—
	Continued Health Benefits	60,121	—	—	60,121	—
	Equity(4)	8,496,189	8,496,189	8,496,189	8,314,362	—
Marc T. Pangburn	Cash	2,058,007	1,282,500	1,282,500	2,058,007	—
	Continued Health Benefits	45,091	—	—	45,091	—
	Equity(4)	2,539,916	2,539,916	2,539,916	2,399,863	—
Jeffrey W. Eckel	Cash	3,669,665	5,977,625	2,215,125	3,669,665	—
	Continued Health Benefits	44,462	44,462	44,462	44,462	—
	Equity(4)	5,764,560	5,764,560	5,764,560	4,490,564	2,231,102
Susan D. Nickey	Cash	896,743	1,170,400	1,170,400	896,743	—
	Continued Health Benefits	9,754	—	—	9,754	—
	Equity(4)	2,231,371	2,231,371	2,231,371	2,053,702	950,238
Nathaniel J. Rose	Cash	2,263,890	1,197,000	1,197,000	2,263,890	—
	Continued Health Benefits	60,121	60,121	60,121	60,121	—
	Equity(4)	2,655,902	2,655,902	2,655,902	2,347,008	—

(1) This column describes the payments and benefits that become payable if the Company elects not to renew the applicable NEO's employment agreement, if employment is terminated by the Company without cause, or if employment is terminated by the applicable NEO for good reason. For Mr. Eckel, the term "cause" means (i) conviction of, or plea of nolo contendere to, a felony involving moral turpitude, deceit, dishonesty or fraud (but excluding traffic violations) that is injurious to the business or reputation of the Company; (ii) willful and material misconduct in connection with the performance of his duties, including, without limitation, embezzlement or the misappropriation of funds or property of the Company; (iii) failure to adhere to the lawful directions of our board of directors, or to devote substantially all of his business time and efforts to the Company, in either event, which continues for a period of 30 business days after written demand for corrective action is delivered by the Company; or (iv) material breach of (x) any covenant contained in the employment agreement; or (y) the other terms and provisions of the employment agreement and, in each case, failure to cure such breach within 10 days following written notice from the Company specifying such breach. For Messrs. Lipson, Pangburn, and Rose and Ms. Nickey, the term "cause" means the applicable NEO's (i) commission of, and indictment for or formal admission to, a felony involving moral turpitude, deceit, dishonesty or fraud (but excluding traffic violations); (ii) willful and material misconduct in connection with the performance of the applicable NEO's duties, including, without limitation, embezzlement or the misappropriation of funds or property of the Company; (iii) failure to adhere to the lawful directions of the CEO, to adhere to the Company's policies and practices or to devote substantially all of the applicable NEO's business time and efforts to the Company, which failure continues for a period of 30 business days after written demand for corrective action is delivered by the Company; or (iv) material breach of (x) any covenant contained in the employment agreement; or (y) the other terms and provisions of the employment agreement and, in each case, failure to cure such breach within 10 days following written notice from the Company specifying such breach.
The term "good reason" means (i) any change in job title or material diminution in the applicable NEO's roles and responsibilities from those set forth in the employment agreements (including, without limitation, the assignment of duties inconsistent with the applicable NEO's position or, for Mr. Eckel only, no longer being the chair of our board of directors and the senior-most executive of the Company); (ii) a reduction in the applicable NEO's annual salary or annual bonus potential; (iii) a relocation of the Company's headquarters outside a 30 mile radius of Annapolis, MD or moving of the applicable NEO's office or place of performance from the Company's headquarters; (iv) a material breach by the Company of the employment agreement or any other material agreement between the applicable NEO and the Company; or (v) for Mr. Eckel only, there shall have occurred a change in control. For Mr. Rose, following a change in control the definition of good reason set forth is modified to delete all references to the term "material." For Mr. Lipson, the definition is applicable only following a change in control and does not include references to the term "material."

(2) The term "disability" means that the applicable NEO has become physically or mentally incapable of performing the duties under the employment agreement and such disability has disabled the NEO for a cumulative period of 180 days within any 12-month period.

(3) The term "change in control" is defined in the 2013 Plan or the 2022 Plan, as applicable.

(4) Includes the value of accelerated vesting of outstanding equity awards granted to the applicable NEO. The acceleration value of the restricted stock was calculated using the closing price of $26.83 per share on December 31, 2024, the last trading day of 2024. For termination without cause, termination for good reason, non-renewal by the Company, death or disability, the number of performance shares reported is based on the target level of performance. For change in control, the number of performance shares reported is based on the actual level of performance through December 31, 2024.

(5) Refer to "Severance Benefits Payable Upon Termination of Employment or a Change in Control" above for details of our Retirement Policy.

CEO Compensation Pay Ratio

We believe our executive compensation program must be internally consistent and equitable to motivate our employees to create stockholder value. We monitor the relationship between the compensation of our executive officers and the compensation of our non-managerial employees. As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing disclosure regarding the ratio of the annual total compensation of Jeffrey Lipson, our chief executive officer during 2024, to that of our median employee in the table below.

	HASI (2024)
CEO Compensation	$8,399,696
Median Employee Compensation	$ 252,645
CEO to Worker Ratio	33:1

The CEO Compensation is provided in the "Summary Compensation Table" above. We identified the median employee using the annual base salary and expected bonus, as of December 31, 2024, plus any long-term incentive equity awards granted in 2024 for all individuals, excluding our chief executive officer, who were employed by us on December 31, 2024, the last day of our payroll year (whether employed on a full-time, part-time, or seasonal basis). If the median employee's total compensation was not comparable to the CEO Compensation, for example, because such median employee was hired at the end of the year and thus did not receive long-term incentive equity awards in 2024, we used the next lower employee who was comparable as the median employee. After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use for our CEO Compensation.

2024 Pay Versus Performance Table

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and Non-PEO NEOs and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary compensation table total for PEO-Eckel ($)[1]	Summary compensation table total for PEO-Lipson ($)[1]	Compensation actually paid to PEO - Eckel ($)[1, 2, 3]	Compensation actually paid to PEO - Lipson ($)[1, 2, 3]	Average summary compensation table total for non-PEO NEOs ($)[1]	Average compensation actually paid to non-PEO NEOs ($)[1, 2, 3]	Value of initial fixed $100 investment based on[4]: Total shareholder return	Peer group total shareholder return	Net Income (thousand $)	Adjusted Earnings per share ($)[5]
2024		8,399,696		8,370,640	2,826,125	2,525,973	105.61	81.19	203,628	2.45
2023	6,128,712	8,249,497	5,078,289	7,396,209	2,806,776	2,518,529	102.54	110.77	150,757	2.23
2022	8,013,744	—	(977,130)	—	2,705,951	713,079	100.75	100.69	41,911	2.08
2021	9,241,605	—	4,411,821	—	2,953,807	2,040,073	176.97	134.1	127,346	1.88
2020	3,998,245	—	25,869,661	—	1,658,095	7,764,371	205.95	94.9	82,759	1.55

(1) Mr. Eckel was our PEO for 2022 and 2021. Mr. Eckel and Mr. Lipson each served as our CEO for part of 2023. Mr. Lipson was our PEO for 2024. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2020	2021	2022	2023	2024
Jeffrey A. Lipson	Jeffrey A. Lipson	Jeffrey A. Lipson	Marc T. Pangburn	Marc T. Pangburn
J. Brendan Herron	J. Brendan Herron	Susan D. Nickey	Susan D. Nickey	Jeffrey W. Eckel
Steven L. Chuslo	Steven L. Chuslo	Marc T. Pangburn	Nathaniel J. Rose	Susan D. Nickey
Daniel K. McMahon	Daniel K. McMahon	Nathaniel J. Rose	Richard R. Santoroski	Nathaniel J. Rose
Nathaniel J. Rose	Susan D. Nickey			
	Marc T. Pangburn			
	Nathaniel J. Rose			

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table total with certain adjustments as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards columns set forth in the Summary Compensation Table.

Year	Summary Compensation Table Total for PEO Lipson ($)	Exclusion of Change in Pension Value for PEO Lipson ($)	Exclusion of Stock Awards for PEO Lipson ($)	Inclusion of Pension Service Cost for PEO Lipson ($)	Inclusion of Equity Values for PEO Lipson ($)	Compensation Actually Paid to PEO Lipson ($)
2024	8,399,696		(5,030,570)		5,001,514	8,370,640
2023	8,249,497	—	(5,394,398)	—	4,541,111	7,396,209
2022	—	—	—	—	—	—
2021	—	—	—	—	—	—
2020	—	—	—	—	—	—

Year	Summary Compensation Table Total for PEO Eckel ($)	Exclusion of Change in Pension Value for PEO Eckel ($)	Exclusion of Stock Awards for PEO Eckel ($)	Inclusion of Pension Service Cost for PEO Eckel ($)	Inclusion of Equity Values for PEO Eckel ($)	Compensation Actually Paid to PEO Eckel ($)
2023	6,128,712	—	(4,073,401)	—	3,022,979	5,078,289
2022	8,013,744	—	(4,430,369)	—	(4,560,505)	(977,130)
2021	9,241,605	—	(5,857,833)	—	1,028,050	4,411,821
2020	3,998,245	—	(2,385,784)	—	24,257,200	25,869,661

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Change in Pension Value for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Pension Service Cost for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2024	2,826,125	—	(1,396,568)	—	1,096,416	2,525,973
2023	2,806,776		(1,427,224)		1,138,977	2,518,529
2022	2,705,951	—	(1,112,201)	—	(880,671)	713,079
2021	2,953,807	—	(1,586,951)	—	673,217	2,040,073
2020	1,658,095	—	(835,541)		6,941,817	7,764,371

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO Lipson ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO Lipson ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO Lipson ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO Lipson ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO Lipson ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for PEO Lipson ($)	Total - Inclusion of Equity Values for PEO Lipson ($)
2024	5,434,340	(757,164)	—	102,922	—	221,416	5,001,514
2023	4,605,683	(258,364)		34,073		159,719	4,541,111
2022	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO Eckel ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO Eckel ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO Eckel ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO Eckel ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO Eckel ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for PEO Eckel ($)	Total - Inclusion of Equity Values for PEO Eckel ($)
2023	1,895,700	(1,127,131)	—	32,088	—	330,796	3,022,979
2022	2,262,307	(6,165,136)	—	(1,433,346)	—	775,670	(4,560,505)
2021	5,701,032	(2,907,648)	—	(2,460,600)	—	695,265	1,028,050
2020	10,486,926	11,633,770	—	1,114,284	—	1,022,220	24,257,200

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2024	1,508,661	(520,540)	—	23,020	—	85,275	1,096,416
2023	1,218,549	(166,353)		22,989		63,792	1,138,977
2022	567,921	(1,341,806)	—	(235,527)	—	128,741	(880,671)
2021	1,543,385	(513,005)	—	(548,620)	—	191,457	673,217
2020	3,394,119	3,162,358	—	159,713	—	225,627	6,941,817

(4) For 2023 and 2024, the Peer Group TSR set forth in this table uses the ALPS Clean Energy ETF, which we also use in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2024. The comparison assumes $100 was invested for the period starting December 31, 2019, through December 31, 2024 in the Company and in the ALPS Clean Energy ETF, respectively. For 2020, 2021 and 2022, the Peer Group TSR uses the FTSE NAREIT All Equity REIT Index. ALPS Clean Energy ETF is a growing, US-based, well-diversified, mid-cap investor in climate-positive real assets that we believe is well positioned to serve as a peer group index. ALPS Clean Energy ETF is comprised of companies who generally own or operate assets similar to our investments in renewable energy projects as well other companies positively exposed to the energy transition. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined Adjusted EPS to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2024. See Item 7 to our Annual Report on Form 10-K, filed on February 14, 2025, for an explanation of Adjusted Earnings, including a reconciliation to the relevant GAAP measure. This performance measure may not have been the most important financial performance measure for prior years and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the four most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid
Versus Company TSR


Compensation Actually Paid ($ Millions)
30
25
20
15
10
5
0
-5
TSR (FYE 2019 Indexed to $100)
300
250
200
150
100
50
0
$100.00
25.9
$205.95
7.8
$176.97
4.4
2.0
$100.75
0.7
-1.0
5.1
7.4
$102.54
2.5
8.4
$105.61
2.5
2019
2020
2021
2022
2023
2024
Fiscal Year
PEO Compensation Actually Paid - Eckel
PEO Compensation Actually Paid - Lipson
Average Non-PEO NEO Compensation Actually Paid
HA Sustainable Infrastructure Capital, Inc. TSR

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the four most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid
Versus Net Income


Compensation Actually Paid ($ Millions)
30
25
20
15
10
5
0
-5
Net Income ($ Thousands)
225,000
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
25.9
7.8
82,759
4.4
2.0
127,346
0.7
41,911
-1.0
5.1
7.4
2.5
150,757
8.4
2.5
203,628
2020
2021
2022
2023
2024
Fiscal Year
PEO Compensation Actually Paid - Eckel
PEO Compensation Actually Paid - Lipson
Average Non-PEO NEO Compensation Actually Paid
HA Sustainable Infrastructure Capital, Inc. Net Income

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Adjusted EPS

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and Adjusted EPS during the four most recently completed fiscal years.


PEO and Average Non-PEO NEO Compensation Actually Paid
Versus Adjusted EPS
Compensation Actually Paid ($ Millions)
Distributable Earnings Per Share
30
25
20
15
10
5
0
-5
2.50
2.00
1.50
1.00
0.50
0.00
25.9
7.8
$1.55
4.4
2.0
$1.88
-1.0
0.7
$2.08
5.1
7.4
2.5
$2.23
8.4
2.5
$2.45
2020
2021
2022
2023
2024
Fiscal Year
PEO Compensation Actually Paid - Eckel
PEO Compensation Actually Paid - Lipson
Average Non-PEO NEO Compensation Actually Paid
Adjusted EPS

Description of Relationship Between Company TSR and Peer Group TSR

The following chart compares our cumulative TSR over the four most recently completed fiscal years to that of the ALPS Clean Energy ETF over the same period.


Comparison of Cumulative TSR of HA Sustainable Infrastructure Capital, Inc. and ALPS Clean Energy ETF
TSR (Dec. 31, 2019 indexed to $100)
250
200
150
100
50
0
$100.00
$240.24
$205.95
$193.54
$176.97
$138.53
$100.75
$110.77
$102.54
$105.61
$81.19
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
HA Sustainable Infrastructure Capital, Inc. TSR
ALPS Clean Energy ETF

Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2024 to Company performance. The measures in this table are not ranked.

Adjusted EPS
TSR
Adjusted ROE

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of the close of business on April 7, 2025 (the "Record Date") regarding the beneficial ownership of our Common Stock by (i) each person known to us to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) our NEOs (iii) our directors and (iv) all of our NEOs and directors as a group. Beneficial ownership of our Common Stock includes any shares over which the beneficial owner has sole or shared voting or investment power, any shares that the beneficial owner has the right to acquire within 60 days of such date through the exercise of options or other rights and any shares issuable upon redemption of OP units issuable upon time-based vesting and conversion of LTIP units.

	Shares of Common Stock Beneficially Owned As Of April 7, 2025	
Name[(1)]	**Number**	**Percent**[(2)]
Named Executive Officers and Directors:		
Jeffrey A. Lipson[(3)]	365,654	*
Marc T. Pangburn[(4)]	165,415	*
Jeffrey W. Eckel[(5)]	1,069,597	*
Charles Melko[(6)]	66,332	*
Susan D. Nickey[(7)]	151,664	*
Nathaniel J. Rose[(8)]	345,633	*
Lizabeth A. Ardisana	13,273	*
Clarence D. Armbrister	16,586	*
Teresa M. Brenner	32,428	*
Nancy C. Floyd	17,343	*
Charles M. O'Neil	44,981	*
Richard J. Osborne	58,713	*
Steven G. Osgood	68,407	*
Kimberly A. Reed	9,567	*
Laura A. Schulte[(9)]	—	*
Barry E. Welch[(9)]	—	*
All directors and executive officers as a group (16 persons)	2,425,594	2.0 %
5% or Greater Beneficial Owners:		
Blackrock, Inc.[(10)]	18,602,071	15.2 %
The Vanguard Group[(11)]	12,618,157	10.3 %
Wellington Management Group LLP[(12)]	13,487,986	11.0 %

* Represents beneficial ownership of less than 1%.

(1) The address for each of the directors and officers named above is 1 Park Place, Suite 200, Annapolis, Maryland 21401.

(2) As of the Record Date, there were a total of 123,918,777 shares of Common Stock and OP units outstanding, which includes 517,687 unvested shares of restricted Common Stock, 215,302 shares of Common Stock issuable upon redemption of OP units, 1,521,325 shares of Common Stock issuable upon conversion of LTIP units to OP units and redemption of the OP units and 732,678 shares of Common Stock issuable upon redemption of OP units issuable upon time-based vesting and conversion of LTIP units. This amount excludes up to 114,512 shares of Common Stock issuable upon performance-based vesting of RSUs and up to 1,555,104 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. For the calculation of each holder's percentage, the total number of shares of Common Stock outstanding used in calculating such percentage assumes that none of the RSUs or OP units (which includes LTIP units convertible into OP units) held by other persons are vested, converted and/or redeemed for shares of Common Stock.

(3) This amount excludes 508,000 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HoldCo LLC. The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(4) This amount excludes up to 163,000 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HoldCo LLC. The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(5) This amount includes 18,450 shares held by the individual's significant other, 2,887 shares held in trust for the individual's minor relatives, and 455,169 shares held by the Jeffrey W. Eckel Revocable Trust of which Mr. Eckel is the sole trustee and beneficiary. This amount excludes up to 175,532 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HASI Management HoldCo LLC ("HoldCo LLC"). The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(6) This amount excludes 47,912 shares of common stock issuable upon redemption of OP units issuable upon performance based vesting and conversion of LTIPs. LTIP units included or excluded for this individual are held by HASI management Holdco LLC ("Holdco LLC") . This individual is a member of Holdco LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in Holdco LLC.

(7) This amount excludes up to 122,000 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HoldCo LLC. The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(8) This amount includes 3,000 shares held by the individual's significant other. This amount excludes up to 117,072 shares of Common Stock issuable upon redemption of OP units issuable upon performance-based vesting and conversion of LTIP units. LTIP units included or excluded for this individual are held by HoldCo LLC. The individual is a member of HoldCo LLC. Such LTIP units represent only the number of LTIP units in which the individual has a pecuniary interest in accordance with his or her proportionate interest in HoldCo LLC.

(9) Joined the Board of Directors as of April 15, 2025. They did not own any shares as of the Record Date.

(10) Based on information provided in a Schedule 13G/A filed on February 6, 2025, BlackRock, Inc. reported sole voting power with respect to 18,246,571 shares of Common Stock beneficially owned by it and sole dispositive power with respect to 18,602,071 shares of Common Stock beneficially owned by it. The Schedule 13G/A reports beneficial ownership information, which does not include any shares acquired or sold since the date of such Schedule 13G/A. The percent of Common Stock beneficially owned does not include the impact of any Common Stock issued or equity-based awards granted since the date of the Schedule 13G/A. BlackRock, Inc.'s address is 55 Hudson Yards, New York, New York 10001.

(11) Based on information provided in a Schedule 13G/A filed on February 13, 2024, The Vanguard Group reported sole dispositive power with respect to 12,424,650 shares of Common Stock beneficially owned by it, shared voting power with respect to 79,968 shares of Common Stock beneficially owned by it and shared dispositive power with respect to 193,507 shares of Common Stock beneficially owned by it. The Schedule 13G/A reports beneficial ownership information, which does not include any shares acquired or sold since the date of such Schedule 13G/A. The percent of Common Stock beneficially owned does not include the impact of any Common Stock issued or equity-based awards granted since the date of the Schedule 13G/A. The Vanguard Group's address is 100 Vanguard Blvd., Malvern, PA 19355.

(12) Based on information provided in a Schedule 13G/A filed on November 8, 2024, Wellington Management Group LLP reported shared voting power with respect to 10,800,055 shares of Common Stock beneficially owned by it and shared dispositive power with respect to 13,487,986 shares of Common Stock beneficially owned by it. The Schedule 13G/A reports beneficial ownership information, which does not include any shares acquired or sold since the date of such Schedule 13G/A. The percent of Common Stock beneficially owned does not include the impact of any Common Stock issued or equity-based awards granted since the filing date of the Schedule 13G/A. The business address of Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210.

Certain Relationships and Related Transactions

Indemnification Agreements for Officers and Directors

We have entered into indemnification agreements with members of our board of directors and our executive officers. These indemnification agreements provide indemnification to these persons by us to the maximum extent permitted by Delaware law and certain procedures for indemnification, including advancement by us of certain expenses relating to claims brought against these persons under certain circumstances.

Related Transactions Policy

In the Code of Conduct, we have a conflicts of interest policy that prohibits our directors, officers, consultants and employees who provide services to us from engaging in any transaction that involves an actual or potential conflict of interest with us unless pre-approved. Exceptions may be made only after review and approval of specific or general categories by our board of directors (in the case of executive officers or directors) and our chief legal officer (in the case of employees or consultants who are not executive officers and directors).

Meeting Information

Pursuant to the rules adopted by the SEC, we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record as of the Record Date. We believe that posting these materials on the Internet enables us to provide stockholders with the information that they need more quickly. It also lowers our costs of printing and delivering these materials and reduces the environmental impact of the Annual Meeting. The Notice and this proxy statement summarize the information you need to know to vote by proxy or online during the Annual Meeting via a live webcast.

All stockholders are cordially invited to attend the Annual Meeting virtually, which will be conducted solely via a live webcast. By hosting the Annual Meeting online, we are able to communicate more effectively with our stockholders, enable increased attendance and participation from locations around the world, and reduce costs, which aligns with our broader sustainability goals. The virtual meeting has been designed to provide the same rights to participate as you would have at an in-person meeting. During the upcoming virtual meeting, you may ask questions and will be able to vote your shares online from any remote location with Internet connectivity. We will respond to as many inquiries at the Annual Meeting as time allows and we will post the questions and answers from the meeting on the Company's website promptly thereafter.

If you plan to attend the Annual Meeting online, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. The Annual Meeting will begin promptly at 9:30 a.m., Eastern Time. Online check-in will begin at 9:15 a.m., Eastern Time, and you should allow ample time for the online check-in procedures.

You may attend the virtual Annual Meeting if you are a stockholder of record, a proxy holder for a stockholder of record, or a beneficial owner of our common stock, par value $0.01 per share (the "Common Stock"), with evidence of ownership.

If you are a registered holder of shares of Common Stock, as of the close of business on the Record Date, the Notice was sent directly to you and you may vote your shares of Common Stock during the Annual Meeting by attending via live webcast. If you hold shares of Common Stock in "street name" through a brokerage firm, bank, broker-dealer or other intermediary, the Notice was forwarded to you by such intermediary and you must follow the instructions provided by such intermediary regarding how to instruct such intermediary to vote your shares of Common Stock.

Shares of Common Stock represented by properly submitted proxies received by us prior to the Annual Meeting will be voted according to the instructions specified on such proxies. Any stockholder of record submitting a proxy retains the power to revoke such proxy at any time prior to its exercise at the Annual Meeting by (i) delivering a written notice of revocation to our secretary at HA Sustainable Infrastructure Capital, Inc., 1 Park Place, Suite 200, Annapolis, MD 21401 prior to the Annual Meeting, (ii) submitting a later dated proxy or (iii) voting online during the meeting via live webcast. Attending the Annual Meeting via webcast will not automatically revoke a stockholder's previously submitted proxy unless such stockholder votes online during the Annual Meeting.

If your shares are held in street name and you desire to vote online during the virtual Annual Meeting, you will need a legal proxy from your bank, broker or other holder of record to be able to vote at the meeting.

You may attend the virtual Annual Meeting and vote your shares during the meeting at www.virtualshareholdermeeting.com/HASI2025 by using your 16-digit control number as the password and following the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

If you encounter any difficulties accessing the virtual Annual Meeting during the check-in time or meeting time, or you have any questions regarding how to use the virtual meeting platform, please call the technical support number posted on the virtual Annual Meeting meeting log-in page.

If your shares are held in street name and you desire to change your vote, you should contact the nominee holding shares for you (i.e., a brokerage firm, bank, broker-dealer or other intermediary) for instructions on how to do so.

If a proxy is properly authorized without specifying any voting instructions and not revoked prior to the Annual Meeting, the shares of Common Stock represented by such proxy will be voted (1) FOR the election of the nominees named in this proxy statement as directors, to serve on our board of directors until our 2025 annual meeting of stockholders and until their successors are duly elected and qualify, (2) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025, and (3) FOR the approval of a non-binding advisory resolution approving the compensation of our NEOs as described in the Compensation Discussion and Analysis, the compensation tables and other narrative disclosure in this proxy statement. As to any other business that may properly come before the Annual Meeting or any postponements or adjournments thereof, the persons named as proxy holders on your proxy card will vote the shares of Common Stock represented by properly submitted proxies in their discretion. If you hold your shares in street name and do not give the nominee holding shares for you (i.e., a brokerage firm, bank, broker-dealer or other intermediary) specific voting instructions on the election of directors or the non-binding advisory vote to approve our executive compensation , your shares will not be voted on these items, and a broker non-vote will occur. Broker non-votes and abstentions are each included in the determination of the number of shares of Common Stock present at the Annual Meeting for purposes of determining whether a quorum is present but will have no effect on the voting results for the election of directors or the non-binding advisory proposal to approve our executive compensation.

This proxy statement, the Notice of Annual Meeting of Stockholders and the related proxy card are first being made available to stockholders on or about April 22, 2025.

Annual Report

This proxy statement is accompanied by our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 14, 2025.

Voting Securities and Record Date

Stockholders will be entitled to cast one vote for each share of Common Stock held of record at the close of business on the Record Date with respect to (i) the election of twelve directors to serve on our board of directors until our 2026 annual meeting of stockholders and until their successors are duly elected and qualify, (ii) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025, (iii) a non-binding advisory resolution approving compensation of our Named Executive Officers as described in the Compensation Discussion and Analysis, the compensation tables and other narrative disclosure in this proxy statement and (iv) any other proposal for stockholder action that may properly come before the Annual Meeting or any postponements or adjournments thereof.

Stockholders who instruct their proxy to abstain should know that abstentions and broker non-votes are each included in the determination of the number of stockholders present at the Annual Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a nominee holding shares for a beneficial owner (i.e., a brokerage firm, bank, broker-dealer or other intermediary) returns a properly-executed proxy but does not vote on a particular proposal because such nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner. Under the rules of the NYSE, the only item to be acted upon at the Annual Meeting with respect to which such nominee will be permitted to exercise voting discretion in the absence of voting instructions from the beneficial owner is the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. Therefore, if you hold your shares in street name, if your shares are present by proxy at the Annual Meeting, and do not give the nominee specific voting instructions on the election of directors or the non-binding advisory resolution approving our executive compensation, your shares will not be voted on these items, and a broker non-vote will occur. Broker non-votes and abstentions will have no effect on the voting results for any of the proposals.

The presence, by attending online during the Annual Meeting via webcast or by proxy, of holders of Common Stock entitled to cast a majority of all the votes entitled to be cast at the Annual Meeting shall constitute a quorum. The disposition of business scheduled to come before the Annual Meeting, assuming a quorum is present, will require the following affirmative votes:

- for the election of a director, a plurality of all the votes cast in the election of directors at the Annual Meeting,
- for the ratification of the appointment of our independent registered public accounting firm, a majority of all the votes cast on the proposal, and
- for the approval of the non-binding advisory resolution to approve the compensation of our Named Executive Officers, a majority of all the votes cast on the proposal.

We have a majority vote policy for the election of directors. In an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to tender his or her resignation to our board of directors. The NGCR Committee is required to promptly consider the resignation and make a recommendation to our board of directors with respect to the tendered resignation. Our board of directors is required to take action with respect to this recommendation. Any director who tenders his or her resignation to our board of directors will not participate in the NGCR Committee's consideration or board action regarding whether to accept such tendered resignation. The policy is more fully described above in the "Proposal No. 1 Election of Directors—Majority Vote Policy" section of this proxy statement.

If any nominee named in this proxy statement is unwilling or unable to serve as a director, our board of directors may nominate another individual for election as a director at the Annual Meeting, and the persons named as proxy holders will vote for the election of any substitute nominee.

The vote on compensation is advisory and not binding on our board of directors. However, our board of directors and the Compensation Committee value all stockholder feedback and will consider the outcome of the votes in reviewing executive compensation.

Other Matters

Our board of directors knows of no other business to be presented at the Annual Meeting. The proxies for the Annual Meeting confer discretionary authority on the persons named therein as proxy holders to vote on any matter proposed by stockholders for consideration at the Annual Meeting. As to any other business which may properly come before the Annual Meeting, the persons named as proxy holders on your proxy card will vote the shares of Common Stock represented by properly submitted proxies in their discretion.

Outstanding Shares

As of April 7, 2025, we had issued and outstanding 121,449,479 shares of Common Stock (which includes 517,687 shares of unvested restricted Common Stock).

Submission of Stockholder Proposals

Any stockholder intending to present a proposal at an annual meeting of stockholders and have the proposal included in the proxy statement and proxy card for such meeting (pursuant to Rule 14a-8 of the Exchange Act) must, in addition to complying with the applicable laws and regulations governing submissions of such proposals, submit the proposal in writing to us no later than 5:00 p.m., Eastern Time, on December 23, 2025 and must otherwise be in compliance with the requirements of the SEC's proxy rules.

Our Bylaws currently provide that any stockholder intending to nominate a director or present a stockholder proposal of other business for consideration at the 2025 annual meeting of stockholders, but not intending for such a nomination or proposal to be considered for inclusion in our proxy statement (i.e., not pursuant to Rule 14a-8 of the Exchange Act), must notify us in writing no earlier than the 150th day and not later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting with respect to which such notice is to be tendered is not held within 30 days before or 70 days after the anniversary of the date of the preceding annual meeting of stockholders, to be timely, notice by the stockholder must be received no earlier than the 150th day and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders, as originally convened, or the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made and must otherwise comply with requirements set forth in our Bylaws.

Accordingly, to nominate a director candidate for election or present a stockholder proposal of other business for consideration at our 2025 annual meeting of stockholders, stockholders must submit the nomination or proposal, in writing, by 5:00 p.m., Eastern Time, on December 23, 2025, but in no event earlier than November 23, 2025.

In addition to satisfying the foregoing advance notice procedures set forth in our Bylaws, to comply with the universal proxy rules under the Exchange Act stockholders who intend to solicit proxies in support of director nominees other than our nominees must comply with, and provide notice that sets forth the information required by, Rule 14a-19 under the Exchange Act.

Any such nomination or proposal should be sent to Steven L. Chuslo, our executive vice president, chief legal officer and secretary, at HA Sustainable Infrastructure Capital, Inc., 1 Park Place, Suite 200, Annapolis, Maryland 21401, and, to the extent applicable, must include the information and other materials required by our Bylaws.

Our board of directors knows of no other matters or business to be presented for consideration at the Annual Meeting. If, however, any other matters properly come before the Annual Meeting or any postponements or adjournments thereof, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their discretion on any such matters. The persons named in the enclosed proxy may also, if they deem it advisable, vote such proxy to adjourn the Annual Meeting from time to time.

Miscellaneous

We are bearing all costs associated with the solicitation of proxies in connection with the Annual Meeting. This solicitation is being made primarily through the Internet and by mail but may also be made by our directors, executive officers and employees by telephone, facsimile transmission, electronic transmission, Internet, mail or personal interview. No additional compensation will be given to our directors, executive officers or employees for this solicitation. Stockholders sharing an address will each receive a single copy of the notice of internet availability. We will request brokerage firms, banks, broker-dealers and other intermediaries who hold shares of Common Stock in their names to furnish proxy materials to beneficial owners of such shares and will reimburse such brokerage firms, banks, broker-dealers and other intermediaries for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

A COPY OF OUR ANNUAL REPORT ON FORM 10-K (FILED WITH THE SEC AND THE NYSE), WHICH CONTAINS ADDITIONAL INFORMATION ABOUT US, IS AVAILABLE FREE OF CHARGE TO ANY STOCKHOLDER. REQUESTS SHOULD BE DIRECTED TO INVESTOR RELATIONS AT HA SUSTAINABLE INFRASTRUCTURE CAPITAL, INC., 1 PARK PLACE, SUITE 200, ANNAPOLIS, MARYLAND 21401.

Annapolis, Maryland
April 22, 2025

By Order of our Board of Directors,

/s/ Steven L. Chuslo
Steven L. Chuslo
Secretary

2024
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________

Commission File Number: 001-35877

HA Sustainable Infrastructure Capital, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**46-1347456**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Park Place Suite 200 Annapolis MD	**21401**
(Address of principal executive offices)	(Zip Code)

(410) 571-9860
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:		
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	**HASI**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark	YES	NO
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐
• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.		
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐		
• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.		☐
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.		☑
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.		☐
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).		☐
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

As of June 30, 2024, the aggregate market value of the registrant's common stock (includes unvested restricted stock) held by non-affiliates of the registrant was $3.4 billion based on the closing sales price of the registrant's common stock on June 30, 2024 as reported on the New York Stock Exchange.

On February 10, 2025, the registrant had a total of 119,278,694 shares of common stock, $0.01 par value, outstanding (which includes 317,032 shares of unvested restricted common stock).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2025 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

Forward-Looking Statements

We make forward-looking statements in this Annual Report on Form 10-K ("Form 10-K") within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are subject to risks and uncertainties. For these statements, we claim the protections of the safe harbor for forward-looking statements contained in such Sections. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, we intend to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I, Item 1A. Risk Factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results to differ materially from those contained or implied in forward-looking statements made by or on our behalf in this Form 10-K, in presentations, on our websites, in response to questions or otherwise.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Risk Factor Summary

An investment in our securities involves risk. You should carefully consider the risks summarized in Item 1A, "Risk Factors" included in this report. These risks include, but are not limited to, the following:

Risks Related to Our Business and Our Industry

- Our business depends in part on U.S. federal, state and local government policies and a decline in the level of government support could harm our business.
- If the market for various types of climate solutions projects or the investment techniques related to such projects do not develop as we anticipate, new business generation in this target area may be adversely impacted.
- We are subject to risks related to our sustainability and governance activities and disclosures.
- We operate in a competitive market, which may impact the terms of the investments we make.

Risks Related to Our Assets and Projects in Which We Invest

- Changes in interest rates could adversely affect the value of our assets and negatively affect our profitability.
- The lack of liquidity of our assets may adversely affect our business, including our ability to value our assets.
- The preparation of our financial statements, including provision for loan losses, involves use of estimates, judgments and assumptions, and our financial statements may be materially affected if our estimates prove to be incorrect.
- We rely on our project sponsors for financial reporting related to our project companies, and our financial statements may be materially affected if the financial reporting related to our project companies proves to be incorrect.
- Our investments are subject to delinquency, foreclosure and loss, any or all of which could result in losses to us.
- Our subordinated and mezzanine debt and equity investments, many of which are illiquid with no readily available market, involve a degree of risk.
- We either do not control or jointly control the projects in which we invest, which may result in the project owner making certain business decisions or taking risks with which we disagree.
- Many of our assets depend on revenues from third-party contractual arrangements, including PPAs, that expose the projects to various risks.
- Portions of the electricity our assets generate is sold on the open market at spot-market prices. A prolonged environment of prices for natural gas, or other conventional fuel sources, below the levels at which we assumed when underwriting these investments, may have a material adverse effect on our long-term business prospects, financial condition and results of operations.
- Some of the projects in which we invest may require substantial operating or capital expenditures in the future.
- We invest in projects which rely on third parties to manufacture quality products or provide reliable services in a timely manner and the failure of these third parties could cause project performance to be adversely affected.
- Our insurance and contractual protections may not always cover lost revenue, increased expenses or liquidated damages payments.
- Energy efficiency, renewable energy and other sustainable infrastructure projects are subject to performance risks, including risks due to extreme weather events, that could impact the repayment of and the return on our assets.

Risks Related to Our Company and Structure

- Our management and employees depend on information systems and system failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.
- Major public health issues and related disruptions in the U.S. and global economy and financial markets could adversely impact or disrupt our financial condition and results of operations.
- Our qualification as a REIT for prior taxable years depends on interpretation of highly technical and complex legal provisions, and our failure to qualify as a REIT for prior taxable years would subject us to U.S. federal income tax and potentially state and local tax.
- Our ability to utilize our NOLs and other carryforwards may be limited.

Risks Relating to Regulation

- We cannot predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.
- Loss of our 1940 Act exemptions may adversely affect us, the market price of shares of our common stock and our ability to distribute dividends.

Risks Related to Our Borrowings and Hedging

- An increase in our borrowing costs relative to the interest we receive on our assets may adversely affect our profitability and our cash available for distribution to our stockholders. Our borrowings may have a shorter duration than our assets.
- While we have an established Board-approved leverage limit, our Board of Directors (our "Board") may change our financial leverage guidelines without stockholder consent.

Part I

In this Form 10-K, unless specifically stated otherwise or the context otherwise indicates, references to "we," "our," "us," "HASI," and "our company" refer to HA Sustainable Infrastructure Capital, Inc., a Delaware corporation and any of our subsidiaries. Hannon Armstrong Sustainable Infrastructure, L.P., a Delaware limited partnership, is a subsidiary of which we are the sole general partner and to which we refer in this Form 10-K as our "Operating Partnership." Our business is focused on reducing the impact of greenhouse gases that have been scientifically linked to climate change. We refer to these gases, which are often for consistency expressed as carbon dioxide equivalents, as carbon emissions.

Item 1. Business

Company Overview

HASI is an investor in sustainable infrastructure assets advancing the energy transition. Our investment strategy is focused on actively partnering with clients to deploy capital primarily in income-generating real assets that are supported by long-term recurring cash flows. This strategy has enabled us to generate attractive risk-adjusted returns and provide stockholders with diversified exposure to the energy transition.

We are internally managed by an executive team that has extensive relevant industry knowledge and experience, and a team of over 150 full-time investment, operating, and technical professionals. We have long-standing, programmatic relationships with some of the leading U.S. clean energy project developers, owners and operators, utilities, and energy service companies, which provide recurring, investment and fee-generating opportunities, while also enabling scale benefits and operational and transactional efficiencies. Partnering with these clients, we are able to earn attractive risk-adjusted returns by investing in a variety of asset classes across our three primary climate solutions markets:

Behind the Meter (BTM)	Grid-Connected (GC)	Fuels, Transport, and Nature (FTN)
• Residential solar and storage	• Utility-scale solar	• Renewable natural gas
• Community, commercial, and industrial solar and storage	• Onshore wind	• Fleet decarbonization
• Energy efficiency	• Battery energy storage systems	• Ecological restoration

Through December 31, 2024, we have cumulatively closed more than 1,250 investments spanning more than 100 different clients since 1998. Our investments take many forms, including equity, joint ventures, real estate, commercial and government receivables or securities, and other financing transactions. With over $13 billion in managed assets, including a portfolio of $6.6 billion in assets retained on our balance sheet, our investments span a broad range of sustainable infrastructure assets, which in aggregate represent more than 7 gigawatts (GW) of solar power capacity (including 3.5 GW utility-scale) and more than 4 GW of onshore wind power capacity—which together generate 20 terawatt-hours (TWh) of electricity annually—as well as battery storage capacity of more than 1 GW, RNG facilities with the capacity to produce more than 40 million diesel gallons-equivalent, more than 1,000 commercial fleet vehicles, and more than 375 energy efficiency projects. In aggregate, we estimate our investments enable the avoidance of approximately 8 million metric tons of carbon dioxide equivalent annually (based on the aggregate of each of our project's first year of operations).

We completed approximately $2.3 billion of transactions during both 2024 and 2023, and from 2020 through 2024 we have closed more than $10 billion of transactions. As of December 31, 2024, our managed assets totaled approximately $13.7 billion, and generally fall into one of three categories: (1) our Portfolio, which primarily consists of receivables and equity method investments we have retained on our balance sheet, (2) the portion of assets in our co-investment structures that are not included in our Portfolio but held by our investment partners in these structures, and (3) assets we have securitized by transferring all or a portion of the economics of the transaction, typically using securitization trusts, to institutional investors in exchange for cash and, in certain cases, residual interests in the trusts and ongoing fees.

As of December 31, 2024, our Portfolio totaled approximately $6.6 billion, consisting of over 550 investments. Approximately 47% of our Portfolio is invested in BTM assets, approximately 39% invested in GC assets, and approximately 14% invested in FTN investments. The mix of our Portfolio is expected to vary over time, as we seek to manage the diversity of our Portfolio by, among other factors, project type, project operator, type of investment, type of technology, transaction size, geography, obligor, and maturity.

As of December 31, 2024, assets held in our co-investment structures that were not consolidated as part of our Portfolio but held by our investment partners in these structures totaled approximately $300 million. As of December 31, 2024, we also managed approximately $6.8 billion in securitized assets held in unconsolidated securitization trusts.

The returns we generate on our investments are generally derived from five primary sources: (1) interest income, (2) income from equity method investments, (3) gains on the sale of assets through securitizations, (4) fee revenue from co-investment vehicles and securitized assets that we manage, and (5) residual income generated by the portion of securitized assets that we have retained. Management operates and evaluates the business with a particular focus on growing Adjusted earnings per share, as well as Adjusted Net Investment Income, which represents interest income and rental income revenue plus equity method investments earnings (a non-GAAP adjustment to our income from equity method investments that we believe is a useful indicator of the underlying economics of our investments) less interest expense and excluding the amortization of real estate intangibles and non-cash equity compensation expense.

We have achieved success as a leading pure play publicly-traded investor in sustainable infrastructure assets because of a number of differentiating qualities that we believe provide us with a competitive advantage in the market. The first such quality is our prioritization of long-term client relationships over individual transactions, as well as our explicit strategic decision never to compete with our clients, which differentiates us from many competing capital providers. The second is our access to permanent capital, which enables a degree of flexibility and creativity in structuring new investments that we believe clients find valuable. The third is our ability to nimbly invest in smaller transaction sizes across the capital structure which results in more investment opportunities than competing capital providers. The fourth such quality is our multi-decade experience in investing in our target end markets, and the unique technology, policy, taxes, incentives and investment structures that characterize such markets. We believe we have demonstrated the resilience of our business to grow assets, earnings, and generate attractive returns through multiple interest rate cycles, economic cycles, and political administrations. Together, these qualities not only differentiate us in the marketplace and add strategic value to our clients but also enable operational and transactional efficiencies that enhance our ability to earn attractive risk-adjusted returns on the assets in which we invest.

We have a large and active pipeline of potential new opportunities that are in various stages of our underwriting process. We refer to potential opportunities as being part of our pipeline if we have determined that the project fits within our investment strategy and exhibits the appropriate risk and reward characteristics through an initial credit analysis, including a quantitative and qualitative assessment of the opportunity, as well as research on the relevant market and sponsor. Our pipeline represents transactions that could potentially close in the next 12 months. There can, however, be no assurance with regard to any specific terms of such pipeline transactions or that any or all of the transactions in our pipeline will be completed. As of December 31, 2024, our pipeline consisted of more than $5.5 billion in new equity, debt and real estate opportunities. Of our pipeline, 48% is related to BTM assets and 25% is related to GC assets, with the remainder related to FTN.

We fund our investments in climate solutions using a broad range of financing sources including corporate unsecured bonds, convertible bonds, non-recourse or recourse debt from banks and financial institutions, equity, syndications and off-balance sheet securitization structures. We manage our short-term liquidity needs through short-term commercial paper issuances and revolving credit facilities. In addition, certain of our debt issuances meet the environmental eligibility criteria for green bonds as defined by the International Capital Markets Association's Green Bond Principles, which we believe makes our debt more attractive for many investors compared to such offerings that do not qualify under these principles. A further description of our financing activities can be found herein in the section titled "Financing Strategy".

In addition, we are committed to leadership in transparent disclosure on sustainability, impact, and governance matters. Beginning in 2013, we became one of the first capital providers to evaluate the climate impact of our investments, and we measure and report the efficiency with which all HASI investments avoid carbon emissions using CarbonCount®, our proprietary quantitative impact score of the avoided carbon dioxide equivalent emissions. In 2017, we believe we were the first U.S-based public company to commit to the Climate Disclosure Standards Board led initiative on implementing the recommendations of the Financial Stability Board's Task Force for Climate-related Financial Disclosures ("TCFD"). We are a member of the Partnership for Carbon Accounting Financials ("PCAF"), a global financial industry-led partnership to implement a consistent and transparent disclosure framework to report carbon emissions and avoided emissions resulting from financed assets, and report our financed and avoided emissions under that framework. For further information on our disclosures, see the discussion in the sections titled "Our Investment Strategy" and "Sustainability, Impact and Corporate Governance" herein. We are committed to providing transparent disclosures on our human capital management, which can be found herein in the section titled "Human Capital Strategy."

We elected and qualified to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2013 through our taxable year ended December 31, 2023. In December 2023, our Board approved our revocation of our REIT status effective January 1, 2024, and we are taxed as a C Corporation beginning with tax year 2024. We operate our business in a manner that permits us to maintain our exemption from registration as an investment company under the 1940 Act.

Market Overview

The market for sustainable infrastructure assets remains strong and continues to grow, supported by three major trends impacting the U.S. economy and energy markets, which we expect will continued for several years.

First is the substantial growth expected in U.S. power demand in the years ahead–spurred most prominently by growth in data centers, domestic manufacturing, and the electrification of additional sectors of the economy, including transportation, space heating, and industrial manufacturing. This outlook is underscored by a breadth of forecasts including McKinsey & Company ("McKinsey") which estimates growth in U.S. electricity demand of more than 1,000 terawatt-hours (TWh) between 2024 and 2030, with power demand from data centers alone requiring 50 gigawatts (GW) of new generating capacity, and requiring energy infrastructure investment of more than $500 billion, excluding costs for transmission and distribution and computer equipment within the data centers.

Second is the heightened focus on energy prices stemming from the inflation shock experienced between 2022 and 2024, which we believe will support the desire to supply this energy demand growth from an "all of the above" energy strategy that includes a breadth of energy sources, with a specific focus on the lowest cost sources of electricity like solar power.

Third is the greater awareness and appreciation of the scientific consensus that climate change is linked to human activities, as well as the substantial and growing financial costs of environmental disasters related to climate change. We believe this will lead to growing recognition of the need to satiate growth in energy consumption from sources with lower, if not zero, emissions, such as the renewable energy technologies in which we invest. We believe strong momentum behind these multi-year trends will lead to elevated demand for clean energy infrastructure assets, and are providing a growing set of investment opportunities that can generate superior risk-adjusted returns that we believe HASI's business model and focus, our expertise and experience, and our investment and financing strategy leave it well-positioned to capitalize on.

Fourth is a growing focus on the need for not only greater grid resilience and reliability, in part due to higher load and greater frequency and magnitude of climate disasters, as discussed above, but also due to greater focus on energy national security in light of ongoing geopolitical uncertainty.

Our Investment Strategy

We are an investment firm dedicated to investing in, and managing a portfolio of, sustainable infrastructure assets. Our investment strategy is focused on three end markets:

- *Behind-the-Meter ("BTM"):* distributed renewable energy projects which reduce energy cost and/or usage through residential, commercial & industrial, and community solar power and energy storage deployments, as well as energy efficiency improvements such as heating, ventilation, and air conditioning systems (HVAC), lighting, energy controls, roofs, windows, building shells, and/or combined heat and power systems. The off-taker or counterparty for BTM assets may be the building owner or occupant, and our investment may be secured by the installed improvements or other real estate rights;
- *Grid-Connected ("GC")*: utility-scale renewable energy projects that deploy cleaner energy sources, such as solar, solar-plus-storage, and wind, to generate cleaner, lower cost energy. The off-takers or counterparties for GC assets may be utility, electric users, or participants in the wholesale electric power markets who have entered into contractual commitments, such as power purchase agreements ("PPAs"), to purchase power produced by a renewable energy project at a specified price with potential price escalators for a portion of the project's estimated life; and
- *Fuels, Transport, and Nature ("FTN")*: a range of infrastructure assets that are designed to reduce emissions and/or provide environmental benefits in projects beyond the power grid, such as transportation and fuels, including renewable natural gas (RNG) plants, transportation fleet enhancements, and ecological restoration projects, among others. For FTN assets, the off-takers may be oil and gas refiners, industrial companies, and vertically integrated electric utilities.

One of the defining criteria of our investment strategy is that all HASI investments are neutral to negative on incremental carbon emissions or have some other tangible environmental benefit such as reducing water consumption or increasing resilience to extreme weather events. HASI's investment thesis is that we can generate superior risk-adjusted returns by investing in sustainable infrastructure assets based on four key premises:

- With growth in data centers, domestic manufacturing, and the electrification of transportation, industry, and other sectors of the economy expected to drive U.S. power demand higher, we expect clean energy assets that provide lower cost and faster speed-to-market solutions that supply that demand will provide a growing number of opportunities to invest at attractive rates of return;
- With solar and wind energy, on an unsubsidized basis, representing the lowest cost source of electricity, according to Lazard Inc.'s "Levelized Cost of Energy" reports, given zero feedstock cost and no direct exposure to the volatility of fossil fuel commodity prices, clean energy should not only be in high demand but generate superior economic returns;
- With scientific consensus that climate change is linked to human activities and resulting in a growing frequency and magnitude of extreme weather events and environmental disasters causing

billions of dollars of damages in the United States every year, assets that reduce or avoid carbon emissions can not only reduce potential regulatory and social costs but also substantial financial costs, while also providing an embedded option that may increase in value if regulatory authorities were to set a price on carbon emissions as has been done in other countries; and

- With growing demand for energy infrastructure assets that improve the reliability of the electric grid and enhance national security, assets that improve the resilience of the grid such as distributed energy resources, and that do not depend on fuel imported from foreign sources, will provide greater value and potentially superior rates of return.

Our primary objective is to earn attractive risk-adjusted returns that sufficiently exceed our cost of capital. We believe we are able to generate superior risk-adjusted returns in part due to our adherence to a core set of investment criteria. In particular, we are focused primarily on investments which are:

- income-generating sustainable infrastructure assets;
- supported by underlying, long-term recurring cash flows;
- contracted with creditworthy, incentivized off-takers;
- rely upon proven commercial technologies; and
- originated by programmatic clients

One of the primary metrics we utilize to measure our return on capital is a cash-on-cash internal rate of return over the life of the investment. In order to generate superior risk-adjusted returns, we believe it is important not only to pursue investments that yield attractive returns but also investments where risk can be sufficiently mitigated. We believe we are successful at this in part by using sophisticated structures which protect our invested capital and targeted returns by giving us a preferred position in the capital structure where we are assigned priority to collect cash flows ahead of other investors junior to us in the capital structure until we are able to achieve our targeted rate of return. In addition, we typically secure our investments with collateral that we are confident will support the return of our capital, further lowering the risk of our investments.

We make our investments via a variety of structures, including:

- equity investments in either preferred or common structures in unconsolidated entities;
- commercial and government receivables or securities, and
- real estate.

Our equity investments in climate solutions projects are operated by various renewable energy companies or by joint ventures in which we participate. These transactions allow us to participate in the cash flows associated with these projects, typically on a priority basis. Our debt investments in various renewable energy or other sustainable infrastructure projects or portfolios of projects are generally secured by the installed improvements, or other real estate rights. Our energy efficiency debt investments are usually assigned the payment stream from the project savings and other contractual rights, often using our pre-existing master purchase agreements with the energy service companies ("ESCOs"). We invest in land that is leased under long-term agreements to renewable energy projects where our investment returns are typically senior to most project costs, debt, and equity.

Investing greater than 10% of our assets in any single investment requires the approval of a majority of our independent directors. We may adjust the mix and duration of our assets over time in order to allow us to manage various aspects of our Portfolio, including expected risk-adjusted returns, macroeconomic conditions, liquidity, availability of adequate financing for our assets, and our exemption from registration as an investment company under the 1940 Act.

We believe that our long history of climate solutions investing, the experience, expertise and relationships of our management team, the anticipated credit strength of the obligors or investees involved in our investments and the size and growth potential of our market, position us well to capitalize on our strategy.

Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations, for additional discussion on the performance of our Portfolio.

Financing Strategy

Our financing strategy is focused on lowering our cost of capital while also growing and diversifying our sources of capital. We believe we have available a broad range of financing sources as part of our strategy to fund our investments. We may finance our investments through the use of cash on hand, debt which may be either recourse or non-recourse and either fixed-rate or floating-rate, or equity, and may also finance such transactions through the use of off-balance sheet securitizations or syndication structures. When issuing debt, we generally provide the estimated carbon emission savings using CarbonCount. In addition, certain of our debt issuances meet the environmental eligibility criteria for green bonds as defined by the International Capital Markets Association's Green Bond Principles, which we believe makes our debt more attractive for certain investors compared to such offerings that do not qualify under these principles. In 2024, we established CarbonCount Holdings 1 LLC ("CCH1"), a co-investment structure established to jointly invest $2 billion in certain eligible climate positive projects with an affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). See Item 8. Financial Statements and Supplementary Data, Note 6 to our financial statements for further information on CCH1. We may consider further use of similar structures to allow us to expand the investments that we make or to manage our Portfolio diversification.

During 2024, we received a second investment grade rating from a major rating agency, which enabled our bonds to be included in investment grade bond indices. Achieving investment grade status has further enhanced our financing strategy by improving our access to capital and lowering our cost of capital.

The decision on how we finance our business is largely driven by our target capital structure, and by market conditions including the overall interest rate environment, prevailing credit spreads and the terms of available financing. During periods of market disruption, certain sources of financing may be less accessible than others which may impact our financing decisions. Over time, as market conditions change, we may use other forms of financial leverage in addition to these financing arrangements. Although we are not restricted by any regulatory requirements as to the type or amount of financial leverage we may use, our Board has established a target limit of our leverage ratio, defined as the ratio of debt to equity, of at or below 2.5 to 1, and a target range for our percentage of fixed rate debt to total debt of between 75% and 100%, allowing for percentages as low as 70% on a short term basis if we intend to repay or swap floating rate borrowings in the near term. Operationally, we target a leverage ratio below our Board's target limit, in the range of 1.8 to 2.0 to 1. See additional discussion in "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources" regarding our ongoing evaluation of our leverage limits and fixed-rate debt targets.

In our off-balance sheet financings, we transfer all or a portion of an investment to a securitization trust in exchange for cash and/or residual interests in the trust, and in some cases, ongoing fees. The availability of securitization counterparties has remained high throughout various market cycles due to investor demand for high credit quality, long-term climate-positive investments. We may arrange such securitizations of loans or other assets prior to originating the transaction and thus avoid exposure to credit spread, interest rate and funding risks. We also typically manage and service these assets in exchange for fees. We may also use other funds or structures such as CCH1 where institutional investors purchase all or a portion of the economics of the transaction and where we may receive upfront or ongoing fees for managing the assets. We periodically provide other services, including arranging financings that are held on the balance sheets of other investors and advising various companies with respect to structuring investments.

Refer to Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources, for additional discussion on our financings and our ratios and Item 8. Financial Statements and Supplementary Data, Notes 5, 7 and 8 to our financial statements for further information on the types and amounts of our financing activities.

Human Capital Strategy

An emphasis on a durable social fabric, including engaged, collaborative, and fairly compensated staff, is an important factor in our financial success. Our culture is focused on hiring and retaining highly talented employees with diverse perspectives and empowering them to create value for our stockholders, and our success is dependent on employee understanding of and investment in their role in that value creation. Our employees are responsible for upholding our vision, purpose, and values.

Our employees are typically engaged in our mission of sustainability and we believe this engagement improves their performance, as well as our employee recruitment and retention. Our chief executive officer periodically leads employee meetings intended to reinforce the importance of our mission and regularly meets with small groups of employees to receive their feedback on our business. We also meet no less than quarterly as a company to provide information to employees on our strategy, mission, and financial results. We continuously evaluate our employees' level of engagement through in-person or remote meetings and through formal surveys or similar tools administered on a periodic basis.

We adhere to a blended learning approach with the understanding that our people learn from experiences (on the job and outside of work), from other people (mentors or supportive managers), and from formal learning and training programs. We run a periodic education series that includes internal and external speakers presenting topics of interest that are relevant to our employees. We provide multiple learning solutions that cover a wide range of areas such as leadership skills, financial knowledge, technology training, presentation skills, and training intended to support an inclusive environment for all. We also support the pursuit of advanced certifications and degrees in areas including business, science and engineering, and liberal and fine arts and employ formal and informal coaching arrangements.

We care about our employees' employment experience and recognize them as individuals who are motivated in different ways. Managers hold performance conversations with their employees on a periodic basis to ensure they receive adequate performance feedback, and to allow managers to both obtain insight into how to support the development of their staff and to ensure that performance expectations are clear and aligned with the overarching objectives of the Company. We also provide continuous dialogue in between these formal touchpoints.

We believe we provide attractive benefits that promote the health of our employees and their families and design compelling job opportunities, aligned with our mission, in an energizing work environment. We also encourage our employees to continue to develop in their careers, including by obtaining advanced degrees or professional certifications. We compensate our employees according to our fair remuneration policies and believe in paying for performance. Therefore, employees typically receive a portion of their compensation in the form of annual bonuses as well as equity grants which are both tied in part to the Company's financial performance. In addition to competitive base salaries, cash bonuses, and equity participation for most employees, we are committed to continuously evaluating and ensuring the competitiveness of our benefits offerings so that we meet the various needs of our employees and their families. Despite a healthcare environment that is facing rising costs, we continue to pay substantially all of the cost of our employees' healthcare insurance. Further, in addition to what we believe to be market total rewards benefits, we provide additional benefits, such as employee assistance programs, back-up childcare solutions, and a tuition reimbursement program.

We take a values-driven, broad view of diversity, equity, and inclusion for all. We believe that fostering an internal culture of belonging that allows people of all backgrounds to flourish lends itself to the highest levels of company performance and facilitates the attraction and retention of best-in-class talent. Employees who hold divergent opinions are encouraged to voice their views. We track and report internally on key talent metrics including workforce demographics, critical role pipeline data, and engagement and inclusion indices.

Decisions regarding staffing, selection, and promotions are made on the basis of individual qualifications related to the requirements of the position. We endeavor to select qualified individuals from a diverse pool of candidates derived from broad outreach efforts when we are recruiting. We are committed to the development and/or promotion of highly-qualified personnel from all demographics including women, people of color and other recognized groups for management and Board positions.

Our policy is "equal pay for equal work" in compliance with applicable state law. Compensation for our employees is based upon experience, seniority, educational attainment, and individual contribution and company performance against goals.

As of December 31, 2024, we employed 158 people. We intend to hire additional business professionals as needed to assist in the implementation of our business strategy. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations – Human Capital Metrics" for discussion of metrics related to our Human Capital Strategy.

Sustainability, Impact and Corporate Governance

We own and invest in a diversified portfolio of climate solutions projects focused on reducing or mitigating the impacts of climate change. Under the direction of our chief executive officer and our Board, we are focused on achieving a high level of environmental and social responsibility and strong corporate governance. The Nominating, Governance and Corporate Responsibility Committee of our Board is responsible for our oversight of sustainability, impact, and governance matters, including related policies and communications. Additionally, we have a committee of employees from across our organization that is focused on implementing sustainability and impact strategies and policies and reports directly to our chief executive officer. Annually we publish a report that illustrates our progress on these matters. We are a signatory to the United Nations Global Compact, an initiative focused on responsible business practices related to human rights, labor, the environment and anti-corruption.

Sustainability. Our business and business strategy are focused on addressing climate change, in part through the reduction of carbon emissions that have been scientifically linked to climate change. As described under "Investment Strategy", we quantify the carbon impact of each of our investments. In addition, we operate our business in a manner intended to reduce our own environmental impact, including by purchasing renewable energy credits to mitigate the impact of our office operations, encouraging recycling and composting, and offering clean transportation employee incentives for electric and hybrid vehicles. We have also adopted policies focused on minimizing the environmental impact of our operations. In 2021, we established targets for our transition to net-zero carbon emissions by 2050 using the foundational framework developed by the Science Based Targets Initiative.

Impact. We recognize that the effects of pollution, environmental degradation, increased climate-fueled extreme weather events, and the economic transition away from fossil fuels fall most heavily on certain communities in our society, especially rural communities and communities of color. We know that the effects of climate change are already disproportionately impacting disadvantaged communities, and these adverse outcomes will be exacerbated if we do not eliminate harmful greenhouse gas emissions. Equally so, we acknowledge the legacy of discriminatory policies in creating and perpetuating this imbalance. We believe that the energy transition presents an opportunity to address these disparities.

These principles inform our process for underwriting investments, our engagement with business partners, our human capital strategy, philanthropy, and policy advocacy efforts. We established the HASI Foundation to provide cash and in-kind support to programs which provide climate solutions investments and career opportunities for those from disadvantaged communities, as well as organizations across our local region that seek to strengthen the social fabric and promote economic and climate resiliency.

Governance. We are focused on achieving best-in-class corporate governance practices to help ensure that our team will operate in a manner consistent with our organizational mission and deliver attractive risk-adjusted returns. Our corporate governance philosophy is based on maintaining a close alignment of our interests with those of our stakeholders. Notable features of our corporate governance structure include the following:

- our Corporate Governance Guidelines provide for a majority vote policy for the election of directors pursuant to which any nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall promptly tender his or her resignation to our Board for their consideration to accept or reject such resignation;
- our Board is not staggered, with each of our directors subject to re-election annually;

- our Board has determined that eight of our ten directors are independent for purposes of the New York Stock Exchange ("NYSE") corporate governance listing standards and Rule 10A-3 under the Exchange Act;
- we have a lead independent director of our Board that convenes and chairs executive sessions of the independent directors to discuss certain matters without management or the chairman present;
- we have separated the executive chairman and chief executive officer roles;
- three of our directors qualify as an "audit committee financial expert" as defined by the Securities and Exchange Commission (the "SEC");
- four of our directors (including our lead independent director) are women and two of our directors are people of underrepresented ethnicity constituting 40% and 20% respectively, of our Board in furtherance of our board diversity policy;
- a target retirement age of 75 has been established for our directors;
- we have an active stockholder outreach program, including providing stockholders the right to vote on an advisory basis on the fairness of the remuneration of executives;
- our Board members and named executive officers are required to maintain certain levels of stock ownership in our company ranging between three and six times their base salary or retainer, depending on position;
- we have a Clawback Policy that provides for the possible recoupment of performance or incentive-based compensation in the event of an accounting restatement due to material noncompliance by us with any financial reporting requirements under the securities laws (other than due to a change in applicable accounting methods, rules or interpretations); and
- stockholders have the ability to amend the Company's bylaws by the affirmative vote of the holders of a majority of the outstanding shares of our common stock pursuant to a binding proposal submitted by a stockholder.

In order to foster the highest standards of ethics and conduct in all business relationships, we have adopted a Code of Business Conduct and Ethics policy (the "Code of Conduct"). This policy covers a wide range of business practices and procedures and applies to our officers, directors, employees, agents, representatives, and consultants. In addition, we have implemented whistleblowing procedures designed to facilitate the report of accounting and auditing matters as well as Code of Conduct matters (the "Whistleblower Policy") that sets forth procedures by which any Covered Persons (as defined in the Whistleblower Policy) may report, on a confidential basis, concerns regarding, among other things, any questionable or unethical accounting, internal accounting controls or auditing matters with our Audit Committee as well as any potential Code of Conduct or ethics violations with our Nominating, Governance and Corporate Responsibility Committee or our Chief Legal Officer.

We have adopted a Statement of Corporate Policy Regarding Equity Transactions that governs the process to be followed in the purchase or sale of our securities by any of our directors, officers, employees and consultants and prohibits any such persons from buying or selling our securities on the basis of material nonpublic information, and also prohibits our directors and officers from hedging equity securities of the Company, holding such securities in a margin account or pledging such securities as collateral for a loan. We review all of these policies on a periodic basis with our employees. See Exhibit 19.1 to this Form 10-K for these policies.

Our business is managed by our leadership team, subject to the supervision and oversight of our Board. Our directors stay informed about our business by attending meetings of our Board and its committees and through supplemental reports and communications.

We believe in transparent reporting relating to sustainability and impact matters because we believe such reporting improves the understanding of our financial results. As discussed in the "Investment Strategy" section above, we quantify the environmental impact of every transaction we execute through the application of CarbonCount. Our 2024 CarbonCount and avoided emissions for investments originated in 2024 can be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Environmental Metrics".

We continue to implement the TCFD recommendations, and the recommended disclosures will be included in our Sustainability and Impact Report, which is not furnished or filed with the SEC and is not deemed to be incorporated by reference into this document.

In addition to the above environmental reporting initiatives, beginning in 2022, we report our corporate emissions under PCAF, a voluntary global financial industry-led partnership to implement a consistent and transparent disclosure framework to report carbon emissions and avoided emissions resulting from financed assets. We also disclose metrics related to our Human Capital Strategy. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Human Capital Metrics". When issuing debt, we generally provide the estimated carbon emission savings using CarbonCount, and in some instances are able to achieve better borrowing rates by achieving certain CarbonCount scores. Certain of our debt issuances have been evaluated to determine that they meet the environmental eligibility criteria for green bonds as defined by the International Capital Markets Association's Green Bond Principles.

Competition

We compete against a number of parties, including banks, private equity, hedge or infrastructure investment funds, insurance companies, mutual funds, institutional investors, investment banking firms, specialty finance companies, utilities, independent power producers, project developers, pension funds, governmental bodies, private credit platforms, green banks, and public entities established to own infrastructure assets and other entities.

We compete primarily on the basis of service, price, structure and flexibility as well as the breadth and depth of our expertise. We may at times compete and at other times partner or work as a participant with alternative financing sources. The opportunities in alternative investment and increasing investor acceptance of the climate solutions market has increased the level of competition we experience. We may also encounter competition in the form of potential customers or our origination partners electing to use their own capital rather than engaging us as an outside capital provider. In addition, we may also face competition based on technological developments that reduce demand for electricity, increase power supplies through existing infrastructure or that otherwise compete with climate solutions projects in which we have invested. We believe that a significant part of our competitive advantage is our management team's experience and industry expertise.

For additional information concerning these competitive risks, see "Item 1A. Risk Factors—We operate in a competitive market, which may impact the terms of the investments we make."

Information About Our Executive Officers and Other Leadership Team Personnel

Our executive officers and other leadership team personnel and their biographies are provided below. On February 13, 2025, we announced that Charles W. Melko will become executive vice president and chief financial officer, Marc T. Pangburn will become executive vice president and chief revenue and strategy officer, and Nathaniel J. Rose will become senior managing director, each effective as of March 1, 2025.

Jeffrey A. Lipson, 57, has served as president and our chief executive officer since 2023. Prior to becoming chief executive officer, Mr. Lipson served as an executive vice president and our chief operating officer since 2021 and as our chief financial officer since 2019. Previously, Mr. Lipson was president and chief executive officer and director of Congressional Bank (now Forbright Bank). Mr. Lipson also previously served in various roles for CapitalSource, Bank of America, and its predecessor FleetBoston Financial. Mr. Lipson received a Bachelor of Science degree in Economics from Pennsylvania State University in 1989 and a Master of Business Administration in Finance from New York University's Leonard N. Stern School of Business in 1993.

Marc T. Pangburn, 39, has served as an executive vice president and our chief financial officer since 2023, and prior to that served as a co-chief investment officer from 2021 to 2023. Mr. Pangburn joined the Company in 2013 and previously served as a managing director until 2021. Prior to joining the Company, Mr. Pangburn worked at MP2 Capital, a solar development and financing company, where he was responsible for structuring the firm's transactions, and worked in the private capital group at New York Life Investments, focusing on utilities, energy and infrastructure debt and equity investments. Mr. Pangburn is a member of the President's Council at Ceres, a non-profit sustainability advocacy organization. Mr. Pangburn received his Bachelor of Arts degree in economics from Drew University.

Susan D. Nickey, 64, has served as an executive vice president and our chief client officer since 2021. Ms. Nickey previously served as a managing director from 2014 to 2021. Ms. Nickey is responsible for leading business development and managing client relationships. Ms. Nickey currently serves as chair on the board of directors of the American Clean Power Association. Previously, she founded and served as CEO of Threshold Power. Ms. Nickey received a Bachelor of Business Administration from the University of Notre Dame and a Master of Science in Foreign Service from Georgetown University.

Nathaniel J. Rose, CFA, 47, has served as executive vice president since 2015 and as a chief investment officer beginning in 2017 and also from 2013 to 2015. Previously, Mr. Rose served as our chief operating officer from 2015 to 2017 and has been with the Company and its predecessor since 2000. Mr. Rose has been involved with a vast majority of our transactions since 2000. Mr. Rose received a joint Bachelor of Science and Bachelor of Arts degree from the University of Richmond in 2000 and a Master of Business Administration degree from the Darden School of Business Administration at the University of Virginia in 2009. Mr. Rose is a CFA charter holder and has passed the CPA examination. He holds a Series 63 and 79 securities licenses.

Viral Amin, 53, joined the Company as a senior vice president in 2023, and in 2024 became executive vice president and chief risk officer. Mr. Amin leads the on-balance sheet portfolio management group and risk management functions, and supports the Company's underwriting process. Prior to joining the Company, Mr. Amin served in a number of roles at DTE Energy, including its vice president of business development, strategy, and mergers and acquisitions of the unregulated portfolio company from 2018 to 2023. While at DTE, Mr. Amin held multiple commercial and strategic roles in the utility and non-utility businesses, and ultimately became responsible for the unregulated company's investment activities overseeing its growth through sourcing, diligence, and execution of new projects in renewable and industrial energy. Prior to joining DTE, Mr. Amin worked for several years at Ford Motor Co. and Visteon Corporation as an engineer. Mr. Amin holds a Bachelor of Science degree and a Master of Science degree in electrical engineering from the University of Michigan, as well as a Master of Business Administration degree from the University of Michigan's Ross School of Business.

Steven L. Chuslo, 67, has served as an executive vice president and our general counsel and secretary since 2013 and our chief legal officer since 2021. Previously, Mr. Chuslo has served with the

predecessor of the Company as general counsel and secretary since 2008. Mr. Chuslo is responsible for governance support to our Board and management and oversees the Company's legal resources in its investment and portfolio management activities. Mr. Chuslo has more than 30 years of experience in the fields of securities, commercial and project finance, energy project development, and U.S. federal regulation. Mr. Chuslo received a Bachelor of Arts degree in History from the University of Massachusetts/Amherst and a Juris Doctor from the Georgetown University Law Center.

Katherine McGregor Dent, 52, has served as our senior vice president and chief human resources officer since April 2020, focusing on culture, strategy, and organizational development. Previously, Ms. Dent served as vice president, deputy general counsel, and assistant secretary from 2003 to 2020, where she played a key role in structuring, developing, negotiating, and closing billions of dollars of transactions for the Company. Ms. Dent received a Bachelor of Arts in English from Niagara University and a Juris Doctor from the University at Buffalo School of Law. Ms. Dent serves on the board of directors for the YWCA of Annapolis and Anne Arundel County.

Daniel K. McMahon, CFA, 53, has served us as an executive vice president since 2015 and is the head of our syndication group. He has been with the Company and its predecessor since 2000 in a variety of roles, including as a senior vice president from 2007 to 2015. He has played a role in analyzing, negotiating, structuring, and managing several billion dollars of transactions. Mr. McMahon received a Bachelor of Arts degree from the University of California, San Diego in 1993, and is a CFA charter holder. He holds Series 24, 63 and 79 securities licenses.

Charles W. Melko, CPA, 44, has served as a senior vice president and our chief accounting officer since 2017 and as our treasurer since January 2021. He joined the Company in 2016 as a senior vice president and controller and has since been responsible for leading the Company's accounting and financial reporting function. In his treasurer role, he is involved in the Company's cash management and related capital markets activities. Previously, Mr. Melko served in a number of roles at PricewaterhouseCoopers LLP, including as a senior manager in the National Professional Services Group where he focused on complex financial instruments accounting issues for energy clients. Mr. Melko received a Bachelor of Science degree in Accountancy, a Master of Business Administration degree and a Master of Science degree in Accountancy from Wheeling Jesuit University. Mr. Melko holds a CPA license in West Virginia and Maryland and is also a Certified Treasury Professional (CTP).

Amanuel Haile-Mariam, 45, has served as a senior managing director since 2024. Mr. Haile-Mariam joined the Company as a managing director in 2021 and is responsible for the Company's structured investments in Grid-Connected renewable energy markets. Prior to joining the Company, Mr. Haile-Mariam worked at GE Energy Financial Services for 15 years, most recently as Managing Director - Head of Capital Advisory and Portfolio, Americas leading the execution, asset management, capital raise and divestment of energy infrastructure projects. Prior to joining GE Energy Financial Services, Mr. Haile-Mariam worked at GE Corporate Audit Staff, conducting financial audits, leading simplification and operational excellence projects. Mr. Haile-Mariam received his Bachelor of Science degree in accounting and Master of Business Administration in finance from the University of Connecticut.

Annmarie Reynolds, 55, has served as a senior managing director since 2024. Ms. Reynolds joined the Company as a managing director in 2022 and is responsible for building and growing the Company's investment in markets beyond current asset classes. Prior to joining the Company, Ms. Reynolds worked at The AES Corporation for 22 years serving in several senior roles including chief customer officer from 2019 to 2022, chief commercial officer – US and Eurasia from 2018 to 2019, and prior to that as chief risk officer and managing director climate solutions. Prior to joining The AES Corporation, Ms. Reynolds worked several years at New York State Electric and Gas as an energy trader and engineer. Ms. Reynolds received her Bachelor of Science degree in Mechanical Engineering from Rutgers University, The State University of New Jersey.

Daniela Shapiro, 50, has served as a managing director since 2024. Ms. Shapiro joined the Company as managing director in 2022 and is responsible for growing the Company's investments in Behind-the-Meter opportunities and expanding solutions for broader onsite and as-a-service offerings. Ms. Shapiro has over 20 years of energy industry experience. Prior to joining the Company, Ms. Shapiro was the chief financial officer for Guzman Energy and held various other executive positions, including at SoCore/ ENGIE. Prior to this, Ms. Shapiro worked in the banking industry for 10 years, where she was responsible for deploying capital in energy and infrastructure assets, including tax equity investments in renewable energy projects. Ms. Shapiro received her Bachelor of Science degree in Electrical Engineering from UNIFEI in Brazil, and her Master of Business Administration degree from Northwestern University's Kellogg School of Management.

Available Information

We maintain a website at www.hasi.com. Information on our website is not incorporated by reference in this Form 10-K. We will make available, free of charge, on our website (a) our Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (including any amendments thereto), proxy statements and other information (collectively, "Company Documents") filed with, or furnished to, the SEC, as soon as reasonably practicable after such documents are so filed or furnished, (b) Corporate Governance Guidelines, (c) Director Independence Standards, (d) Code of Business Conduct and Ethics policy and (e) written charters of the Audit Committee, Compensation Committee, Nominating, Governance and Corporate Responsibility Committee and Finance and Risk Committee of our Board. Company Documents filed with, or furnished to, the SEC are also available for review by the public at the SEC's website at www.sec.gov. We provide copies of our Corporate Governance Guidelines and Code of Business Conduct and Ethics policy, free of charge, to stockholders who request such documents. Requests should be directed to Investor Relations, One Park Place, Suite 200, Annapolis, Maryland 21401, (410) 571-9860.

Item 1A. Risk Factors

Our business and operations are subject to a number of risks and uncertainties, the occurrence of which could adversely affect our business, financial condition, consolidated results of operations and ability to make distributions to stockholders and could cause the value of our capital stock to decline. We may refer to the energy efficiency, renewable energy and the other sustainable infrastructure projects or markets in which we participate collectively as climate solutions projects or the industry. Please also refer to the sections entitled "Forward-Looking Statements" and "Risk Factor Summary".

Risks Related to Our Business and Our Industry

If the cost of energy generated by traditional sources of energy declines from present levels, demand for the projects in which we invest may decline.

Many traditional sources of energy such as coal, petroleum-based fuels and natural gas can be influenced by the price of underlying or substitute commodities. Such prices, which have decreased and may continue to decrease, may reduce the demand for energy efficiency projects or other projects, including renewable energy facilities, that do not rely on fossil fuel energy sources. For example, low natural gas prices may reduce the demand for projects like renewable energy that can substitute for natural gas. Low natural gas prices also typically adversely affect both the price available to renewable energy projects under future power sale agreements and the price of the electricity the projects sell on either a forward or a spot-market basis. Further, as has occurred in the past, technological progress in electricity generation, storage or in the production of traditional fuels or the discovery of large new deposits of traditional fuels could reduce the cost of energy generated from those sources and consequently reduce the demand for the types of projects in which we invest, which could harm our new business origination prospects as well as the value of our existing Portfolio. In addition, volatility in commodity prices, including energy prices, may cause building owners and other parties to be reluctant to commit to projects for which repayment is based upon a fixed monetary value for energy savings that would not decline if the price of energy declines. Any resulting decline in demand for our investments or the price that industry participants receive for the sale of fossil fuel could adversely impact our operating results.

If the market for various types of climate solutions projects or the investment techniques related to such projects do not develop as we anticipate, new business generation in this target area may be adversely impacted.

The market for various types of climate solutions projects is emerging and rapidly evolving, leaving their future success uncertain. If some or all market segments or investing techniques prove unsuitable for widespread commercial deployment or if demand for such projects or techniques fail to grow sufficiently, the demand for our capital may decline or develop more slowly than we anticipate. Many factors will influence the widespread adoption and demand for such projects and investing techniques, including general and local economic conditions, commodity prices of fossil fuel energy sources, the cost and availability of energy storage, the cost-effectiveness of various projects and techniques, performance and reliability of such technologies compared to conventional power sources and technologies, and the extent of government subsidies and regulatory developments. Any changes in the markets, products, technologies, financing techniques, or the regulatory environment could adversely impact the demand or financial performance for such projects and our investments.

Some projects in which we invest rely on net metering and related policies to improve project economics which if reduced could impact repayment of our investments or the return on our assets.

There has been a nationwide increase in distributed generation which has prompted discussions among policy makers and regulators regarding ways to both better integrate distributed energy resources into the electric grid and how to compensate distributed generators. Many states have a regulatory policy known as net energy metering, or net metering. Net metering typically allows some project customers to interconnect their on-site solar or other renewable energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility's retail rate for the amount of energy in excess of their electric usage that is generated by their renewable energy system and is exported to the grid. At the end of the billing period, the customer simply pays for the net energy used or receives a credit at the retail rate if more energy is produced than consumed. Net metering policies are under review or have been limited or amended in a number of states. The ability and willingness of customers to pay for renewable energy systems that benefit from net metering rules may be reduced if net metering rules are eliminated or their benefits reduced, which may also impact our returns on such systems.

Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of renewable energy and energy efficiency systems that may significantly reduce demand for systems and projects in which we invest or may adversely affect the profitability of such projects.

Federal, state and local government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the

market for electricity products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation. In the United States, governments and utilities continuously modify these regulations and policies. These regulations and policies could deter customers from purchasing energy efficiency and renewable energy systems. For example, Federal Energy Regulatory Commission ("FERC") conducted its own review of grid resiliency and the functioning of electricity markets and has made, and could continue to make, changes to policies and regulations related to the function of the electricity markets and grid resiliency which may negatively impact the use of renewable energy or encourage the use of fossil fuel energy over renewable energy. This could result in a significant reduction in the potential demand for such systems. Utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. In addition, there is an increasing trend towards initiating or increasing fixed fees for users to have electricity service from a utility. These fees could increase our customers' cost to use energy efficiency and renewable energy systems not supplied by the utility and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce competitiveness and cause a significant reduction in demand for systems in which we invest.

Further, certain climate solutions projects in which we invest may be "qualifying facilities" that are exempt from rate regulation as public utilities by FERC under the Federal Power Act, (the "FPA"). FERC regulations under the FPA confer upon these qualifying facilities key rights to interconnection with local utilities and can entitle such facilities to enter into PPAs with local utilities, from which the qualifying facilities benefit. Changes to these U.S. federal laws and regulations could increase the regulatory burdens and costs and could reduce the revenue of the project. In addition, modifications to the pricing policies of utilities could require climate solutions projects to achieve lower prices in order to compete with the price of electricity from the electric grid and may reduce the economic attractiveness of certain energy efficiency measures. To the extent that the projects in which we invest are subject to rate regulation, the project owners will be required to obtain FERC acceptance of their rate schedules for wholesale sales of energy, capacity and ancillary services. Any adverse changes in the rates project owners are permitted to charge could negatively impact the repayment of our investments, or the return on our assets.

In addition, the operation of, and electrical interconnection for, our climate solutions projects may be subject to U.S. federal, state or local interconnection and federal reliability standards, some of which are set forth in utility tariffs. These standards and tariffs specify rules, business practices and economic terms to which the projects in which we invest are subject and that may impact a project's ability to deliver the electricity it produces or transports to its end customer. The tariffs are drafted by the utilities and approved by the utilities' state and U.S. federal regulatory commissions. These standards and tariffs change frequently and it is possible that future changes will increase our administrative burden or adversely affect the terms and conditions under which the projects render services to their customers.

Under certain circumstances, we may also be subject to the reliability standards of the North American Electric Reliability Corporation. If project owners fail to comply with the mandatory reliability standards, they could be subject to sanctions, including substantial monetary penalties, which could also raise credit risks for, or lower the returns available from, the project companies in which we invest.

These various regulations may also limit the transferability or sale of renewable energy projects and any such limits could negatively impact our returns from such projects.

We are subject to risks related to our sustainability and governance activities and disclosures.

Our sustainability and governance strategy and practices and the level of transparency with which we are approaching them are foundational to our business and expose us to several risks. We may fail or be unable to fully achieve one or more of our sustainability and governance goals due to a range of factors within or beyond our control, or we may adjust or modify our goals in light of new information, adjusted projections, or a change in business strategy, which could negatively impact our reputation and our business. A failure to or perception of a failure to disclose metrics and set goals that are rigorous enough or in an acceptable format, a failure to appropriately manage selection of goals, a failure to or perception of a failure to make appropriate disclosures, stockholder perception of a failure to prioritize the "correct" sustainability and governance goals, or an unfavorable sustainability and governance-related rating by a third party, could negatively impact our reputation and our business.

The environmental, social, and governance ("ESG") standards, norms, or metrics, are constantly evolving. In recent years "anti-ESG" sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted "anti-ESG" policies, legislation, or initiatives or issued related legal opinions, and the President having recently issued an executive order opposing diversity equity and inclusion ("DEI") initiatives in the private sector. If we do not successfully manage expectations across varied stakeholder interests, such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm.

Certain data we utilize in our CarbonCount or similar metric calculations is prepared by third parties or receives limited assurance from and/or verification by third parties and may undergo a less rigorous review process than assurance sought in connection with more traditional audits and such review process may not identify errors and may not protect us from potential liability under the securities laws. If errors are identified, our reputation and our business could be negatively impacted. If we were to seek more extensive assurance or attestation with respect to such sustainability and governance metrics,

we may be unable to obtain such assurance or attestation or may face increased costs related to obtaining and/or maintaining such assurance or attestation. Our business could be negatively impacted if any of our disclosures, including our CarbonCount or similar metrics, reporting to third-party standards, or reporting against our goals, are inaccurate, perceived to be inaccurate, or alleged to be inaccurate.

We operate in a competitive market, which may impact the terms of our investments.

We compete against a number of parties who may provide alternatives to our investments including, among others, a wide variety of financial institutions, government entities and energy industry participants. Increasing investor acceptance of the climate solutions market has increased the level of competition we experience. We also encounter competition in the form of potential customers or our origination partners electing to use their own capital rather than engaging an outside provider such as us. Some of our competitors are significantly larger than we are, have access to greater capital and other resources than we do and may have other advantages over us. In addition, some of our competitors have higher risk tolerances or different risk assessments, which allow those competitors to consider a wider variety of investments and establish more relationships than we can. Further, many of our competitors are not subject to the operating constraints associated with maintenance of an exemption from the 1940 Act. These characteristics could allow our competitors to consider a wider variety of opportunities, establish more relationships and offer better pricing and more flexible structuring than we can offer. We may lose business opportunities if we do not match our competitors' pricing, terms and structure. If we match our competitors' pricing, terms and structure, we may not be able to achieve acceptable risk-adjusted returns on our assets or we may be forced to bear greater risks of loss. The increase in the number or the size of our competitors in this market has resulted, and could continue to result, in less attractive terms on our investments or the need to accept a higher level of risks associated with our investments. As a result, competitive pressures we face could have a material adverse effect on our business, financial condition and results of operations.

Our business depends in part on U.S. federal, state and local government policies, and a decline in the level of government support could harm our business.

The projects in which we invest typically depend in part on various U.S. federal, state or local governmental policies and incentives that support or enhance project economic feasibility. Such policies may include governmental initiatives, laws and regulations designed to reduce energy usage and impact the use of renewable energy or the investment in and the use of climate solutions, including the Infrastructure Investment and Jobs Act and the Inflation Reduction Act. U.S. federal policies and incentives include, for example, tax credits, tax deductions, bonus depreciation, federal grants and loan guarantees and energy market regulations. State and local governments policies and incentives include, for example, renewable portfolio standards ("RPS"), feed-in tariffs, other tariffs, tax incentives and other cash and non-cash payments.

Governmental agencies, commercial entities and developers of climate solutions projects frequently depend on these policies and incentives to help defray the costs associated with, and to finance, various projects. Government regulations also impact the terms of third-party financing provided to support these projects, including through energy savings performance contracts. If any of these government policies, incentives or regulations are adversely amended, delayed, eliminated, reduced, retroactively changed or not extended beyond their current expiration dates, or there is a negative impact from the recent federal law changes or proposals, the operating results of the projects we finance and the demand for, and the returns available from, the investments we make may decline, which could harm our business.

U.S. federal, state and local government entities are major participants in, and regulators of, the energy industry, and their actions could be adverse to our project companies or our company.

The projects we invest in are subject to substantial regulation by U.S. federal, state and local governmental agencies. For example, many projects require government permits, licenses, concessions, leases or contracts. Government entities, due to the wide-ranging scope of their authority, have significant leverage in setting their contractual and regulatory relationships with third parties. In addition, government permits, licenses, concessions, leases and contracts are generally very complex, which may result in periods of non-compliance, or disputes over interpretation or enforceability. If the projects in which we invest fail to obtain or comply with applicable regulations, permits, or contractual obligations, they could be prevented from being constructed or subjected to monetary penalties or loss of operational rights, which could negatively impact project operating results and the returns on our assets. In addition, government counterparties also may have the discretion to change or increase regulation of project operations, or implement laws or regulations affecting project operations, separate from any contractual rights they may have. These actions could adversely impact the efficient and profitable operation of the projects in which we invest.

Contracts with government counterparties that support the projects in which we invest may be more favorable to the government counterparties compared to commercial contracts with private parties. For example, a lease, concession or general service contract may enable the government to modify or terminate the contract without requiring the payment of adequate compensation. Typically, our contracts with government counterparties contain termination provisions, including prepayment amounts. In most cases, the prepayment amounts provide us with amounts sufficient to repay the financing we have provided but may be less than amounts that would be payable under "make whole" provisions customarily found in commercial lending arrangements.

Government entities may also suspend or debar contractors from doing business with the government or pursue various criminal or civil remedies under various government contract regulations. They may also issue new government contracts or fail to extend existing government contracts. Our ability to originate new assets could be adversely affected if one or more of the ESCOs or other origination sources with whom we have relationships are suspended or debarred or fail to win new, or renew existing, contracts.

A change in the fiscal health, level of appropriations or budgets of U.S. federal, state and local governments could reduce demand for our investments.

Although our energy efficiency investments do not normally require additional governmental appropriations to cover repayment due to the energy and operating savings derived from the newly installed equipment and systems, a significant decline in the fiscal health, level of appropriations or budgets of government customers may make it difficult for them to remain current on existing payment obligations or undesirable to enter into new energy efficiency improvement projects. Alternatively, some government entities may choose to provide appropriations or other credit support for climate solutions projects, which would negatively impact the use of private capital such as ours. This could have a material and adverse effect on the return of and return on our investments for existing projects and on our ability to originate new assets. Moreover, other changes in resources available to governments may also impact their willingness to undertake energy efficiency projects. For example, an increase in money set aside for government expenditures for energy efficiency projects may reduce demand for our investments.

In addition, to the extent we make investments that involve direct appropriations, we will depend on approval of the necessary spending for the projects. The repayment of the investment, or the return on our asset, could be adversely affected if appropriations for any such projects are delayed or terminated.

Risks Related to Our Assets and Projects in Which We Invest

Changes in interest rates could adversely affect the value of our assets and negatively affect our profitability.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Many of our assets pay a fixed rate of interest or provide a fixed preferential return.

With respect to the projects in which we invest, increases in interest rates, have caused, and in general, may in the future cause: (1) project owners to be less interested in borrowing or raising equity and thus reduce the demand for our investments; (2) the interest expense associated with the project's borrowings to increase; (3) the market value of the project's fixed rate or fixed return assets to decline; and (4) the market value of any of the project's fixed-rate interest rate swap agreements to increase. Decreases in interest rates, in general, may over time cause: (1) project owners to be more interested in borrowing or raising equity thus increase the demand for our assets; (2) prepayments on our assets, to the extent allowed, to increase; (3) the interest expense associated with the project's borrowings to decrease; (4) the market value of the project's fixed rate or fixed return assets to increase; and (5) the market value of any fixed-rate interest rate swap agreements to decrease. Adverse developments resulting from changes in interest rates could have a material adverse effect on our business, financial condition and results of operations.

The lack of liquidity of our assets may adversely affect our business, including our ability to value our assets.

Volatile market conditions could significantly and negatively impact the liquidity of our assets. Illiquid assets typically experience greater price volatility, as a ready market does not exist, and can be more difficult to value. In addition, validating third-party pricing for illiquid assets may be more subjective than more liquid assets. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. In addition, if we are required to liquidate all or a portion of our Portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. To the extent that we utilize leverage to finance our investments that are or become illiquid, the negative impact on us related to trying to sell assets in a short period of time for cash could be greatly exacerbated. As a result, our ability to vary our Portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Some of the assets in our Portfolio may be recorded at fair value and, as a result, there could be uncertainty as to the value of these assets. Further, we may experience a decline in the fair value of our assets.

Our investments are not publicly traded. The fair value of assets that are not publicly traded may not be readily determinable. In accordance with GAAP, we record certain of our assets at fair value, which may include unobservable inputs. Because such valuations are subjective, the fair value of these assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these assets existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these assets were materially higher than the values that we ultimately realize upon their disposal. Additionally, our results of operations for a given period could be adversely affected if our determinations regarding the fair value of these assets were materially higher than the values that we ultimately realize upon

their disposal. The valuation process can be particularly challenging during periods when market events make valuations of certain assets more difficult, unpredictable and volatile.

A decline in the fair market value of any asset we carry at fair value, may require us to reduce the value of such assets under GAAP. In addition, our other financial assets are subject to an impairment assessment that could result in adjustments to their carrying values. Upon the subsequent disposition or sale of such assets, we could incur future losses or gains based on the difference between the sale price received and adjusted value of such assets as reflected on our balance sheet at the time of sale.

Our projects and their obligors are exposed to an increase in climate change or other change in meteorological conditions, which could have an impact on electric generation, revenue, insurance costs or the ability of the projects or their obligors to honor their contract obligations, all of which could adversely affect our business, financial condition and results of operations and cash flows.

The electricity produced and revenues generated by a renewable electric generation facility are highly dependent on suitable weather conditions, which are beyond our control. Components of renewable energy systems, such as turbines, solar panels and inverters, could be damaged by natural disasters or severe weather, including extreme temperatures, wildfires, hurricanes, hailstorms or tornadoes. Furthermore, the potential physical impacts of climate change may impact our projects, including the result of changes in weather patterns (including floods, tsunamis, drought, mudslides, and rainfall levels), wind speeds, water availability, storm patterns and intensities, and temperature levels. The projects in which we invest will be obligated to bear the expense of repairing the damaged renewable energy systems and replacing spare parts for key components and insurance may not cover the costs or the lost revenue. Natural disasters or unfavorable weather and atmospheric conditions, such as extreme cold temperatures or extreme events of rain, flooding, and mudslides, could impair the effectiveness of the renewable energy assets, reduce their output beneath their rated capacity, require shutdown of key equipment or impede operation of the renewable energy assets, which could adversely affect our business, financial condition and results of operations and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of renewable energy systems, which could result in a delay in our investing in new projects or increase the cost of such projects. The resulting effects of climate change can also have an impact on the cost of, and the ability of a project to obtain, adequate insurance coverage to protect against related losses.

We typically base our investment decisions with respect to each renewable energy facility on the findings of studies conducted on-site prior to construction or based on historical conditions at existing facilities. However, actual climatic conditions at a facility site may not conform to the findings of these studies. Even if an operating project's historical renewable energy resources are consistent with the long-term estimates, the unpredictable nature of weather conditions often results in daily, monthly and yearly material deviations from the average renewable resources anticipated during a particular period. Therefore, renewable energy facilities in which we invest may not meet anticipated production levels or the rated capacity of the generation assets, which could adversely affect our business, financial condition and results of operations and cash flows.

In addition, many of the project's end-customers are large entities with wide ranging activities. A climate related event in a non-related part of the business could have a material adverse impact on the financial strength of such end-customer and their ability to honor their contractual obligations which could negatively impact on revenue and the cash flow of the project and our business.

The preparation of our financial statements, including provision for loan losses, involves use of estimates, judgments and assumptions, and our financial statements may be materially affected if our estimates prove to be incorrect.

Financial statements prepared in accordance with GAAP require the use of estimates, judgments and assumptions that affect the reported amounts. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on the financial statements, and changes in these estimates, judgments and assumptions are likely to occur from period to period in the future. Significant areas of accounting requiring the application of management's judgment include but are not limited to determining the fair value of our assets.

These estimates, judgments and assumptions are inherently uncertain, and, if they prove to be wrong, then we face the risk that charges to income will be required. Any charges could significantly harm our business, financial condition, results of operations and the price of our securities. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our business, financial condition and results of operations.

Further, our provision for loan losses is evaluated on a quarterly basis. The determination of our provision for loan losses requires us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors and may not be correct. If our estimates or judgments are incorrect, our results of operations and financial condition could be adversely impacted. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to our provision of loan losses.

We rely on our project sponsors for financial reporting related to our project companies, and our financial statements may be materially affected if the financial reporting related to our project companies proves to be incorrect.

We have equity investments in climate solutions project companies that we account for under the equity method of accounting, which requires us to rely on the project sponsor for the reporting of the financial results of those project companies, including in some instances the allocation of earnings under the hypothetical liquidation at book value ("HLBV") method. The HLBV method involves complex judgments around the interpretation of legal provisions governing liquidation of the entity in which we are invested. To the extent the reporting inclusive of these HLBV allocations we are provided is incorrect, our financial results reported using that information may be incorrect.

Our investments are subject to delinquency, foreclosure and loss, any or all of which could result in losses to us.

Our investments are subject to risks of delinquency, foreclosure and loss. In many cases, the ability of a borrower to return our invested capital and our expected return is dependent primarily upon the successful development, construction and operation of the underlying project. If the cash flow of the project is reduced, the borrower's ability to return our capital and our expected return may be impaired. We make certain estimates regarding project cash flows or savings during the underwriting of our investment. These estimates may not prove accurate, as actual results may vary from estimates. The cash flows or cost savings of a project can be affected by, among other things: the terms of the power purchase or other use agreements used in such project; the creditworthiness of the off-taker or project user; price of power or services now and in the future; the technology deployed; unanticipated expenses in the development or operation of the project and changes in national, regional, state or local economic conditions, laws and regulations; and force majeure events.

In the event of any default or shortfall of an investment, we will bear a risk of loss of principal or equity to the extent of any deficiency between the value of the collateral, if any, and the amount of our investment, which could have a material adverse effect on our cash flow from operations and may impact the cash available for distribution to our stockholders. Many of the projects are structured as special purpose limited liability companies, which limits our ability to realize any recovery to the collateral or value of the project itself. In the event of the bankruptcy of a project owner, obligor, or other borrower, our investment or the project will be deemed to be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession and our or the project's contractual rights may be unenforceable under federal bankruptcy or state law. Foreclosure proceedings against a project can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed investment.

The projects in which we invest may incur liabilities that rank equally with, or senior to, our investments in such projects.

We provide a range of product investment structures, including various types of debt and equity securities, senior and subordinated loans, real property leases, mezzanine debt, preferred equity and common equity. Our projects may have, or may be permitted to incur, other liabilities or equity preferences that rank equally with, or senior to, our positions or investments in such projects or businesses, as the case may be, including with respect to grants of collateral. By their terms, such instruments may entitle the holders to receive payment of interest, principal payments or other distributions on or before the dates on which we are entitled to receive payments with respect to the instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an entity in which we have invested, holders of instruments ranking senior to our investment in that project or business would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior stakeholders, such project may not have any remaining assets to use for repaying its obligation to us. In the case of securities ranking equally with instruments we hold, we would have to share on an equal basis any distributions with other stakeholders holding such instruments in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant project.

We invest in joint ventures and other similar arrangements that subject us to additional risks.

Some of our project companies are structured as joint ventures, partnerships, securitizations, and syndications, and we also at times invest in project companies through co-investment structures. Part of our strategy is to participate with other institutional investors or the project's sponsor on various climate solutions transactions. These arrangements are driven by the magnitude of capital required to complete acquisitions and the development of climate solutions projects and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from ours. These investments generally provide for a reduced level of control over an acquired project because governance rights are shared with others. Accordingly, project decisions relating to the management, operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, project operations may be subject to the risk that the project owners may make business, financial or management choices with which we do not agree or the management of the project may take risks or otherwise act in a manner that does not serve our interests, including not making distributions. Because we

may not have the ability to exercise control, we may not be able to realize some or all of the benefits expected from our investment. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

In addition, some of our joint ventures, partnerships, and equity investments subject the sale or transfer of our interests in these project companies to rights of first refusal or first offer, tag along or drag along rights and buy-sell, call-put or other restrictions. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired terms.

Many of the projects in which we invest depend on revenues from third-party contractual arrangements, including PPAs, that expose the projects to various risks.

Many of the projects in which we invest rely on revenue or repayment from contractual commitments of end-customers, including federal, state, or local governments for energy efficiency projects or utilities or other customers under PPAs. There is a risk that these customers may default under their contracts. In addition, many of these end-customers are large entities with wide ranging activities. An event in a non-related part of the business could have a material adverse impact on the financial strength of such end-customer, such as the effect of wildfires on the California utilities. Furthermore, the bankruptcy, insolvency, or other liquidity constraints of one or more customers may result in a renegotiation or rejection of the third-party contract, delay the receipt of any obligations or reduce the likelihood of collecting defaulted obligations. Some projects rely on one customer for their revenue and thus the project could be materially and adversely affected by any material change in the financial condition of that customer. While there may be alternative customers for such a project, there can be no assurance that a new contract on the same terms will be able to be negotiated for the project.

Certain of our projects with contractually committed revenues or other sources of repayment under long term contracts will be subject to re-contracting risk in the future. These projects may be unable to renegotiate these contracts on equally favorable terms or at all once their terms expire. If it is not possible to renegotiate these contracts on favorable terms, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Revenues at some of the projects in which we invest depend on reliable and efficient metering, or other revenue collection systems, which are often specified in the contract. If one or more of these projects are not able to operate and maintain the metering or other revenue collection systems in the manner expected, if the operation and maintenance costs, are greater than expected, or if the customer disputes the output of the revenue collection system, the ability of the project to repay our investments or provide a return to us on our asset could be materially and adversely affected.

In most instances, projects which sell power under PPAs commit to sell minimum levels of generation. If the project generates less than the committed volumes, it may be required to buy the shortfall of electricity on the open market or make payments of liquidated damages or be in default under a PPA, which could result in its termination. In the event that any of these events were to occur, our business, financial condition, and results of operations could suffer as a result.

We are exposed to the credit risk of various project sponsors, ESCOs, and others.

We are exposed to credit risks in the commercial projects in which we invest. We are also subject to varying degrees of credit risk related to ESCOs in government energy efficiency projects in which guarantees provided by ESCOs under energy savings performance contracts are required in the event that certain energy savings are not realized by the customer.

Where we make loans to or own equity interests in special purposes entities such as those that lease solar energy systems to residential customers, those special purpose entities often enter into various contractual arrangements with, or receive performance guarantees from the affiliate project sponsor to ensure satisfactory equipment or other project performance over the term of the lease or power purchase agreement. To the extent those parties are unable to perform on their contractual obligations or performance guarantees we may see diminished equity returns or the special purpose entity may be unable to repay their loan timely or at all. We seek to mitigate these credit risks by employing a comprehensive review and asset selection process and careful ongoing monitoring of acquired assets. Nevertheless, unanticipated credit losses could occur which could adversely impact our operating results. During periods of economic downturn in the global economy, the solvency and financial wherewithal of counterparties with whom we do business could be impacted and our exposure to credit risks from obligors increases, and our efforts to monitor and mitigate the associated risks may not be effective in reducing our credit risks. In the event a counterparty to us or one of our climate solutions projects becomes insolvent or unable to make payments, we may fail to recover the full value of our investment or realize the value from the counterparty's contract, thus reducing our earnings and liquidity. In addition, the insolvency of one or more of our, or one of our climate solutions projects', counterparties could reduce the amount of financing available to us, which would make it more difficult for us to leverage the value of our assets and obtain substitute financing on attractive terms or at all. A material reduction in our financing sources or an adverse change in the terms of our financings could have a material adverse effect on our financial condition and results of operations. Certain participants in the sustainable energy industry have experienced significant declines in the value of their equity and difficulty in raising or refinancing debt, which increases the credit risk to these companies and they may not be able to fulfill their obligations which could adversely impact our operating results.

The ability of our assets to generate revenue from certain projects depends on having interconnection arrangements and services.

The future success of our assets will depend, in part, on their ability to maintain satisfactory interconnection agreements. If the interconnection or transmission agreement of a project is terminated for any reason, they may not be able to replace it with an interconnection and transmission arrangement on terms as favorable as the existing arrangement, or at all, or they may experience significant delays or costs in connection with securing a replacement. If a network to which one or more of the projects is connected experiences equipment or operational problems or other forms of "down time," the affected project may lose revenue and be exposed to non-performance penalties and claims from its customers. These may include claims for damages incurred by customers, such as the additional cost of acquiring alternative electricity supply at then-current spot market rates. The owners of the network will not usually compensate electricity generators for lost income due to down time. In addition, our projects may be exposed to a locational basis risk resulting from a difference between where the power is generated and the contracted delivery point. These factors could materially affect these projects, which could negatively affect our business, results of operations, financial condition, and cash flow.

Operation of the projects in which we invest involves significant risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Generally, any projects involving construction are subject to various construction and operating delays and risks that have in the past caused them to, and may in the future cause them to, incur higher than expected costs or generate less than expected amounts of savings or outputs, such as electricity in the case of a renewable energy project.

The ongoing operation of the projects in which we invest involves risks that include construction delays, the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, the impact of inflation, latent defect, design error or operator error or force majeure events, among other things. In addition to natural risks such as earthquake, flood, drought, lightning, wildfire, hurricane, ice, wind, and temperature extremes, other hazards, such as fire, explosion, structural collapse and machinery failure, acts of terrorism or related acts of war, hostile cyber intrusions, pandemics or other public health issue, or other catastrophic events are inherent risks in the construction and operation of a project. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. Operation of a project also involves risks that the operator will be unable to transport its product to its customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of projects, including extensions of scheduled outages due to mechanical failures or other problems, occur from time to time and are an inherent risk of the business. Unplanned outages typically increase operation and maintenance expenses and may reduce revenues as a result of selling less electricity or require the project to incur significant costs as a result of obtaining replacement power from third parties in the open market to satisfy forward power sales obligations. Any extended interruption in a project's construction or operation, a project's inability to operate its assets efficiently, manage capital expenditures and costs or generate earnings and cash flow could have a material adverse effect on the repayment of and return on our investment and our business, financial condition, results of operations and cash flows. While the projects maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not cover the lost revenues, increased expenses or liquidated damages payments should the project experience any equipment breakdowns, insurance claims or non-performance by contractors or vendors.

Some of the projects in which we invest may require substantial operating or capital expenditures in the future.

Many of the projects in which we invest are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, and maintenance and repair of plant and equipment related to project operations. In addition, there may be cash needs to settle certain contractual obligations of the projects, such as settlements or margining requirements related to hedging activities. While we do not typically bear the responsibility for these expenditures, any failure by the equity owner to make necessary operating or capital expenditures could adversely impact project performance. In addition, some of these expenditures may not be recoverable from current or future contractual arrangements.

The use of real property rights that we acquire or are used for our climate solutions projects may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

The projects in which we invest often require large areas of land for construction and operation or other easements or access to the underlying land. In addition, we may acquire rights to land or other real property. Although we believe that we, or the projects in which we invest, have valid rights to all material easements, licenses and rights of way, not all of such easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Some of our real property rights and projects generally are, and are likely to continue to be, located on land occupied pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of water, oil or mineral rights) that were created prior to, or are superior to, our or our projects'

easements and leases. As a result, our rights may be subject, and subordinate, to the rights of those third parties. We typically obtain representations or perform title searches or obtain title insurance to protect our real property interest and our investments in our projects against these risks. Such measures may, however, be inadequate to protect against all risk of loss of rights to use the land rights we have acquired or the land on which these projects are located, which could have a material and adverse effect on our land rights, our projects and their financial condition and operating results.

We have invested in, through various structures, land or leasehold interests that are used by renewable energy projects. Negative market conditions or adverse events affecting tenants, or the industries in which they operate, could have an adverse impact on our underwritten returns. Moreover, many of our real estate assets are concentrated in similar geographic locations, which subjects us to an increased risk of significant loss if any property declines in value, incurs a natural disaster or if we are unable to lease a property.

We have indirectly, through equity method investments and securitization trust structures, invested in land leased to renewable energy projects in specific regions. Our returns and cash flow from such investments are dependent on favorable leasing terms and tenant stability, and are vulnerable to factors such as lease performance, market value fluctuations, natural disasters, and tenants' financial health. Tenants experiencing project downturns, increased costs, or insolvencies could lead to significant losses. If tenants terminate or do not renew leases, we may not be able to re-lease the land with favorable leases or sell the land at prices that allow us to recover our investment or achieve our desired investment returns. Tenant bankruptcy could limit claims against unpaid rent, leading to operational losses. Concentration of projects in certain states exposes us to potential adverse political or regulatory changes or to potential natural disasters, impacting property values and leasing capabilities.

Performance of projects where we invest may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

A number of the projects where we invest could have workforces that are unionized or in the future may become unionized and, as a result, are required to negotiate the wages, benefits and other terms with many of their employees collectively. If these projects were unable to negotiate acceptable contracts with any of their unions as existing agreements expire, they could experience a significant disruption of their operations, higher ongoing labor costs and restrictions on their ability to maximize the efficiency of their operations, which could have a material and adverse effect on our business, financial condition and results of operations. In addition, in some jurisdictions where our projects have operations, labor forces have a legal right to strike, which may have a negative impact on our business, financial condition and results of operations, either directly or indirectly, for example if a critical upstream or downstream counterparty was itself subject to a labor disruption that impacted the ability of our projects to operate.

We invest in projects that rely on third parties to manufacture quality products or provide reliable services in a timely manner and the failure of these third parties could cause project performance to be adversely affected.

We invest in projects that typically rely on third parties to select, manage or provide equipment or services. Third parties may be responsible for choosing vendors, including equipment suppliers and subcontractors. Project success often depends on third parties who are capable of installing and managing projects and structuring contracts that provide appropriate protection against construction and operational risks. In many cases, in addition to contractual protections and remedies, project owners may seek guaranties, warranties and construction bonding to provide additional protection.

The warranties provided by the third parties and, in some cases, their subcontractors, typically limit any direct harm that results from relying on their products and services. However, there can be no assurance that a supplier or subcontractor will be willing or able to fulfill its contractual obligations and make necessary repairs or replace equipment. In addition, these warranties generally expire within one to five years or may be of limited scope or provide limited remedies. If projects are unable to avail themselves of warranty protection or receive the expected protection under the terms of the guaranties or bonding, we may need to incur additional costs, including replacement and installation costs, which could adversely impact our investment.

In addition, renewable energy projects rely on electric and other types of transmission lines and facilities owned and operated by third parties to receive and distribute their energy. Any substantial access barriers to these lines and facilities could adversely impact the demand or financial performance for such projects and our investments.

Liability relating to environmental matters may impact the value of properties that we may acquire or the properties underlying our assets.

Under various U.S. federal, state and local laws, an owner or operator of real estate or a project may become liable for the costs of removal of certain hazardous substances released from the project or any underlying real property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

The presence of hazardous substances may adversely affect our, or another owner's, ability to sell a contaminated project or borrow using the project as collateral. To the extent that we, or another project

owner, become liable for removal costs, our investment, or the ability of the owner to make payments to us, may be negatively impacted.

We acquire real property rights, make investments in projects that own real property, have collateral consisting of real property and in the course of our business, we may take title to a project or its underlying real estate assets relating to one of our debt financings. In these cases, we could be subject to environmental liabilities with respect to these assets. To the extent that we become liable for the removal costs, our results of operation and financial condition may be adversely affected. The presence of hazardous substances, if any, may adversely affect our ability to sell the affected real property or the project and we may incur substantial remediation costs, thus harming our financial condition.

Insurance and contractual protections may not always cover lost revenue, increased expenses or liquidated damages payments.

Although the assets or projects in which we invest generally have insurance, supplier warranties, subcontractors performance assurances such as bonding and other risk mitigation measures, the proceeds of such insurance, warranties, bonding or other measures may not be adequate to cover lost revenue, increased expenses or liquidated damages payments that may be required in the future.

The repayment of certain of our assets is dependent upon collection of payments from residential customers and we may be indirectly subject to consumer protection laws and regulations.

Certain obligors to which we have credit exposure are, or may be, subject to consumer protection laws, such as federal truth-in-lending, consumer leasing, and equal credit opportunity laws and regulations, as well as state and local sales and finance laws and regulations. Claims arising out of actual or alleged violations of law may be asserted against those obligors by individuals or governmental entities and may expose them to significant damages or other penalties, including fines, or could reduce the likelihood the residential customer may pay their obligation, which could limit their ability to repay borrowings or make equity distributions to us.

Risks Related to Our Company and Structure

Our business could be harmed if key personnel terminate their employment with us.

Our success depends, to a significant extent, on the continued services of our senior management team. We have entered into employment agreements with certain members of our senior management team. Notwithstanding these agreements, there can be no assurance that any or all members of our senior management team will remain employed by us. We do not maintain key person life insurance on any of our officers. The loss of services of one or more members of our senior management team could harm our business and our prospects.

Conflicts of interest could arise as a result of our structure.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Delaware law in connection with our management. Our duties, as the general partner, to our Operating Partnership and our partners may come into conflict with the duties of our directors and officers to us.

Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership's partnership agreement, except that conflict of interest transactions may still run afoul of implied contractual standards under Delaware law. The partnership agreement of our Operating Partnership provides that, for so long as we own a controlling interest in our Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders. We have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement of our Operating Partnership that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement of our Operating Partnership.

Additionally, the partnership agreement of our Operating Partnership expressly limits our liability by providing that neither we, as the general partner of the Operating Partnership, nor any of our directors or officers, will be liable or accountable in damages to our Operating Partnership, its limited partners or their assignees for errors in judgment, mistakes of fact or law or for any act or omission if the general partner, director or officer, acted in good faith. In addition, our Operating Partnership is required to indemnify us, our affiliates and each of our and their respective officers, directors, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that our Operating Partnership will not indemnify any such person for (1) willful misconduct or a knowing violation of the law, (2) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement of our Operating Partnership, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

Our charter and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price our common stock.

Our charter and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board or take other corporate actions, including effecting changes in our management. These provisions include:

- the denial of any right of our stockholders to remove members of our Board except upon the approval of at least two-thirds of the shares of then entitled to vote at an election of directors;
- the exclusive right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our Board;
- limitations on the ability of our stockholders to call special meetings;
- a prohibition on actions by holders of our common stock by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- establishing advance notice provisions for stockholder proposals and nominations for elections to our Board to be acted upon at meetings of stockholders;
- the ability of our Board to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer; and
- the requirement that the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of our common stock be obtained to amend our charter or bylaws.

Our charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our charter provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of ours to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware (the "DGCL"), our charter or our bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. However, our charter provides that federal district courts of the United States of America will be the sole and exclusive forum for claims under the Securities Act.

These provisions may have the effect of discouraging lawsuits against us or our directors, officers, employees or agents. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum provisions in our charter. However, the enforceability of similar forum provisions in other companies' charters has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable. If a court were to find these provisions of our charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Failure to qualify as a REIT for prior taxable years would subject us to U.S. federal income tax and potentially state and local tax.

We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2013, but recently terminated our election, effective January 1, 2024. Prior to terminating our REIT election, our qualification as a REIT depended upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. We structured our activities in a manner designed to satisfy all the requirements to qualify as a REIT. However, the REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, any opinion of our counsel, regarding qualification as a REIT is not binding on the Internal Revenue Service (the "IRS"). Satisfying the asset tests depended on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination. Furthermore, during the period that we elected to be taxed as a REIT, we invested in certain assets that we believed were qualifying assets for purposes of the REIT assets tests, such as mezzanine loans meeting certain requirements and commercial property assessed clean energy assets, and no assurance can be provided that the IRS would agree with such characterizations. Accordingly, if certain of our operations were to be recharacterized by the IRS, such recharacterization could jeopardize our ability to have satisfied all requirements for qualification as a REIT for prior taxable years. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT for prior taxable years.

We received a private letter ruling from the Internal Revenue Service ("IRS"), which we refer to as the Ruling, relating to our ability to treat certain of our assets as qualifying REIT assets. We were entitled to rely on this Ruling for those assets which fit within the scope of the Ruling only to the extent that we had the legal and contractual rights described in the Ruling, and we operated in accordance with the relevant facts described in the Ruling request we submitted, such facts were accurately presented and only to the extent that the Ruling was not inconsistent with the Real Property Regulations (as discussed in more detail below). As a result, no assurance can be given that we were able to rely on the Ruling during the period that we elected to be taxed as a REIT.

In August of 2016, the Treasury Department and the IRS published regulations which we refer to as the Real Property Regulations relating to the definition of "real property" for purposes of the REIT income and asset tests with respect to our taxable years that we elected to be taxed as a REIT beginning after December 31, 2016. Among other things, the Real Property Regulations provide that an obligation secured by a structural component of a building or other inherently permanent structure qualifies as a real estate asset for REIT qualification purposes only if such obligation is also secured by a real property interest in the inherently permanent structure served by such structural component. This aspect of the Real Property Regulations has important implications for our qualification as a REIT during the periods that we elected to so qualify, because a significant portion of our REIT qualifying assets consisted of receivables that were secured by liens on installed structural improvements designed to improve the energy efficiency of buildings and a significant portion of our REIT qualifying gross income was interest income earned with respect to such receivables.

The structural improvements securing the receivables held by us during the period we elected to be taxed as a REIT generally qualified as "fixtures" under local real property law, as well as under the Uniform Commercial Code, or the UCC, which governs rights and obligations of parties in secured transactions. Although not controlling for REIT purposes, the general rule in the United States is that once improvements are permanently installed in real properties, such improvements become fixtures and thus take on the character of and are considered to be real property for certain state and local law purposes. In general, in the United States, laws governing fixtures, including the UCC and real property law, afford lenders who have secured their financings with security interests in fixtures with rights that extend not just to the fixtures that secure their financings, but also to the real properties in which such fixtures have been installed. By way of example only, Section 9-604(b) of the UCC, which has been adopted in all but two states in the United States, permits a lender secured by fixtures, upon a default, to enforce its rights under the UCC or under applicable real property laws. Although there is limited authority directly on point, given the nature of, and the extent to which, the structural improvements securing the receivables held by us during the period we elected to be taxed as a REIT were integrated into and served the related buildings, we believe that the better view is that the nature and scope of our rights in such buildings that inured to us as a result of our receivables were sufficient to satisfy the requirements of the Real Property Regulations described above. In addition to the limited authority directly on point, two other important caveats apply in this regard. First, the Real Property Regulations do not define what is required for an obligation secured by a lien on a structural component to also be secured by a real property interest in the building served by such structural component. However, the initial proposed version of the Real Property Regulations, which never became effective, included a requirement that the interest in the real property held by a REIT be "equivalent" to the interest in a structural component held by the REIT in order for the structural component to be treated as a real estate asset. This requirement was ultimately not included in the final Real Property Regulations, in part in response to comments that such requirement may negatively affect investment in energy efficiency and renewable energy assets. We believe the deletion of this requirement implies that under the final Real Property Regulations, our rights in the building during the period we elected to be taxed as a REIT did not need to be equivalent to our rights in the structural components serving the building. Second, real property law is typically relegated to the states and the specific rights available to any lien or mortgage holder, including our rights as a fixture lien holder described above, may vary between jurisdictions as a result of a range of factors, including the specific local real property law requirements and judicial and regulatory interpretations of such laws, and the competing rights of mortgage and other lenders. During the period we elected to be taxed as a REIT, we applied the analysis described above in a number of states that have adopted Section 9-604(b) of the UCC. In addition, in states where Section 9-604(b) of the UCC has not been adopted, we applied the analysis described above based on the application of the local real property laws of that state to the extent that we received advice from counsel in those jurisdictions that local real property law provided us with appropriate rights to the buildings in which the structural improvements securing our receivables were installed. Furthermore, we applied the analysis described above to certain receivables secured by liens on structural improvements installed in buildings located in certain U.S. installations outside of the United States, based on our view that such installations were subject to U.S. sovereignty and as a result the UCC applied in such installations. While a number of cases have addressed the rights of fixture lien holders generally, there are limited judicial interpretations in only a few jurisdictions that directly address the rights and remedies available to a fixture lien holder in the real property in which the fixtures have been installed. Such rights have been addressed in some cases that support our position and, in factual circumstances distinguishable from our own, in some cases where the courts have found these rights to be more limited. The resolution of these issues in many jurisdictions therefore has remained uncertain. As a result of the foregoing, no assurance can be given that the IRS will not challenge our position that the receivables that we held during the periods that we elected to be taxed as a REIT met the requirements of the Real Property Regulations or that, if challenged, such position would be sustained.

The preamble to the Real Property Regulations provides that, to the extent a private letter ruling issued prior to the issuance of the Real Property Regulations is inconsistent with the Real Property Regulations, the private letter ruling is revoked prospectively from the applicability date of the Real Property Regulations. We do not believe that the Ruling is inconsistent with the Real Property Regulations because we believe the analysis in the Ruling was based on similar principles as the relevant portions of the Real Property Regulations, and accordingly we do not believe that the Real Property Regulations impacted our ability to rely on the Ruling. However, no assurance can be given that the IRS would not successfully assert that we were not permitted to rely on the Ruling during periods that we elected to be taxed as a REIT because the Ruling had been revoked by the Real Property Regulations.

If the IRS were to assert that a significant portion of the receivables that we held during periods that we elected to be taxed as a REIT did not qualify as real estate assets and did not generate income treated as interest income from mortgages on real property, we would fail to satisfy both the gross income requirements and asset requirements applicable to REITs during the relevant periods.

During the period that we elected to be taxed as a REIT, no more than 20% of the value of our total assets were permitted to consist of stock and securities of one or more taxable REIT subsidiaries, or TRSs. In order to satisfy the TRS limitation, we made loans to our TRSs that met the requirements to be treated as qualifying investments of new capital, which are generally treated as real estate assets under the Internal Revenue Code of 1986, as amended, or "the Code". Because such loans were treated as real estate assets for purposes of the REIT requirements, we did not treat these loans as TRS securities for purposes of the TRS asset limitation. However, no assurance can be provided that the IRS may not successfully assert that such loans should be treated as securities of our TRSs, which could adversely impact our qualification as a REIT during the periods that we elected to be taxed as a REIT. In addition, our TRSs had obtained financing in transactions in which we and our other subsidiaries had provided guaranties and similar credit support. Although we believe that these financings were properly treated as financings of our TRSs for U.S. federal income tax purposes, no assurance can be provided that the IRS would not assert that such financings should be treated as issued by other entities in our structure, which could impact our compliance with the TRS limitation and the other REIT requirements during the period that we elected to be taxed as a REIT.

If the IRS were to determine that we failed to qualify as a REIT for any prior taxable year ended on or before December 31, 2023, and we do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax on our taxable income for such taxable year at the applicable corporate rate. If that were to happen, we would also be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT qualification. Losing our REIT qualification for any prior taxable year(s) could reduce our current and/or future net earnings available for investment or distribution to stockholders because of additional tax liability for any such year(s). If we were to lose our REIT qualification for any prior taxable year(s), we might be required to borrow funds or liquidate some investments in order to pay any applicable tax.

Our ability to utilize our NOLs and other carryforwards may be limited.

Under the Code, a corporation is generally allowed a deduction for net operating losses ("NOLs") carried over from prior taxable years, subject to certain limitations. Our NOL carryforwards are subject to adjustment on audit by the Internal Revenue Service and the respective state taxing authorities. Additionally, certain of the NOL carryforwards may expire before we can generate sufficient taxable income to use them.

Our ability to use our NOLs and other carryforwards depends on the amount of taxable income generated in future periods. There can be no assurance that an additional valuation allowance on our net deferred tax assets will not be required should our financial performance be negatively impacted in the future. Such valuation allowance could be material. In addition, the use of NOLs and other carryforwards to offset taxable income is subject to various limitations, which could limit our ability to utilize these tax attributes to reduce our taxes even if we generate sufficient taxable income.

A corporation's ability to deduct its federal NOL carryforwards and to utilize certain other available tax attributes can be substantially constrained under the general annual limitation rules of Section 382 of the Code ("Section 382") if it undergoes an "ownership change" as defined in Section 382 (generally where cumulative stock ownership changes among material stockholders exceed 50% during a rolling three-year period). An ownership change may severely limit or effectively eliminate our ability to utilize our NOL carryforwards and other tax attributes. In October 2023, our Board adopted a tax benefits preservation plan (the "Tax Benefits Preservation Plan") in order to preserve our ability to use our NOLs and certain other tax attributes to reduce potential future income tax obligations. The Tax Benefits Preservation Plan was terminated in conjunction with our conversion from a Maryland corporation to a Delaware corporation in July 2024 (the "Conversion"). In the Conversion, we adopted our charter. Our charter includes provisions that are also intended to reduce the risk of an "ownership change" under Section 382 of the Code (the "Charter Tax Benefit Provisions"). The Charter Tax Benefit Provisions generally restrict any person or entity from attempting to transfer any of our stock to the extent that transfer would, if effected and subject to certain exceptions, (i) result in an individual, entity, firm, corporation, estate, trust or other person or group of persons described in the Charter Tax Benefit Provisions as a "Person" owning 4.8% or more of our common stock (which the Charter Tax Benefit

Provisions refer to as a "Prohibited Ownership Percentage") or (ii) increase the ownership percentage of any Person that has a Prohibited Ownership Percentage, subject to certain exceptions. The Charter Tax Benefit Provisions provide that any transfer that violates the Charter Tax Benefit Provisions shall be null and void ab initio and shall not be effective to transfer any record, legal, beneficial or any other ownership of the number of shares which result in the violation of the Charter Tax Benefit Provisions.

Some persons who are beneficial owners (as defined under the Exchange Act) of 4.8% or more of our Common Stock are not "4.8-percent stockholders" (defined by reference to the definition of "5-percent shareholder" under Section 382) and hence would not affect our ownership shift for purposes of Section 382. We expect our Board to generally grant waivers, if requested, to allow purchases by such persons, though there is also no guarantee our Board will grant any such waivers.

There is no assurance, however, that the deterrent mechanism will be effective, and such acquisitions may still occur. In addition, the Charter Tax Benefit Provision may adversely affect the marketability of our common stock by discouraging existing or potential investors from acquiring our common stock or additional shares of our common stock.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility, and reduce the market price of shares of our stock.

Changes to the tax laws may occur, and any such changes could have an adverse effect on an investment in shares of our stock or on the market value or the resale potential of our assets. Our stockholders are urged to consult with an independent tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our stock.

Our management and employees depend on information systems and system failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

Our underwriting process and our asset and financial management and reporting are dependent on our present and future communications and information systems. Any failure or interruption of these systems could cause delays or other problems in our originating, financing, investing, asset and financial management and reporting activities, which could have a material adverse effect on our operating results.

We contract with information technology service providers where, in part, we rely upon their systems and controls for the quality of the data provided. The inappropriate establishment and maintenance of these systems and controls could cause information that we use to operate our business to be unavailable or inaccurate and could negatively impact our financial results.

Our information technology architecture is partially outsourced. These systems and processes may be either internet based or through traditional outsourced functions and certain of these arrangements are new or emerging. When we contract with these service providers, we attempt to evaluate the quality of their systems and controls before we execute the arrangement and may rely on third party reviews and audits of these service providers and attempt to implement certain processes to ensure the quality of the data received from these service providers. Because of the nature and maturity of the technology such efforts may be unsuccessful or incomplete and the unavailability of these systems or the inaccurate data provided from these service providers could negatively impact our financial results.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, and will likely continue to increase in the future. The result of these incidents could include disrupted operations, misstated or unreliable financial data, disrupted market price of our common stock, misappropriation of assets, liability for stolen assets or information, increased cybersecurity protection and insurance cost, regulatory enforcement, litigation and damage to our relationships. These risks require continuous and likely increasing attention and other resources from us to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training

for our employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective. Additionally, the cost of maintaining such systems and processes, procedures and internal controls may increase from its current level. Potential sources for disruption, damage or failure of our information technology systems include, without limitation, computer viruses, security breaches, human error, cyber- attacks, natural disasters and defects in design. Additionally, due to the size and nature of our company, we rely on third-party service providers for many aspects of our business. The networks and systems that our third-party vendors have established or use may not be effective. As our reliance on technology has increased, so have the risks posed to both our information systems and those provided by third-party service providers. Our processes, procedures and internal controls that are designed to mitigate cybersecurity risks and cyber intrusions do not guarantee that a cyber incident will not occur or that our financial results, operations or confidential information will not be negatively impacted by such an incident.

Even if we are not targeted directly, cyberattacks on the U.S. and foreign governments, financial markets, financial institutions, or other businesses, including borrowers, vendors, software creators, cybersecurity service providers, and other third parties with whom we do business, may occur, and such events could disrupt our normal business operations and networks in the future.

Major public health issues and related disruptions in the U.S. and global economy and financial markets could adversely impact or disrupt our financial condition and results of operations.

In recent years, the outbreaks of a number of diseases, including COVID-19, avian influenza, H1N1, and other viruses have resulted in and increased the risk of a pandemic or major public health issues. We believe that our ability to operate, our level of business activity and the profitability of our business, as well as the values of, and the cash flows from, the assets we own could in the future be impacted by another pandemic or other major public health issue. While we have implemented risk management and contingency plans and taken preventive measures and other precautions, no predictions of specific scenarios can be made with certainty and such measures may not adequately predict the impact on our business from such events.

We may seek to expand our business internationally, which would expose us to additional risks that we do not face in the United States. A failure to manage these additional risks could have an adverse effect on our business, financial condition and operating results.

We generate substantially all of our revenue from operations in the United States. We have begun to expand and may seek to expand our investments outside of the United States in the future. These operations will be subject to a variety of risks that we do not face in the United States, including risk from changes in foreign country regulations, infrastructure, legal systems and markets. Other risks include possible difficulty in repatriating overseas earnings and fluctuations in foreign currencies.

Our overall success in international markets will depend, in part, on our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we decide to do business. Our failure to manage these risks successfully could harm our international projects, reduce our international income or increase our costs, thus adversely affecting our business, financial condition and operating results.

Risks Relating to Regulation

We cannot predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.

The U.S. federal government, the Federal Reserve Board of Governors, the U.S. Treasury, the SEC, U.S. Congress and other governmental and regulatory bodies have taken, are taking or may in the future take, various actions to address inflation, financial crises, perceived trade imbalances, or other areas of regulatory concern. Such actions could have a dramatic impact on our business, results of operations and financial condition, and the cost of complying with any additional laws and regulations or the elimination or reduction in scope of various existing laws and regulations could have a material adverse effect on our financial condition and results of operations. The far-ranging government intervention in the economic and financial system may carry unintended consequences and cause market distortions. We are unable to predict at this time the extent and nature of such unintended consequences and market distortions, if any. The inability to evaluate the potential impacts could have a material adverse effect on the operations of our business.

Loss of our 1940 Act exemptions may adversely affect us, the market price of shares of our common stock and our ability to distribute dividends.

We conduct our operations so that we are not required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value

of the issuer's total assets (exclusive of U.S. Government securities and cash items) on a non-consolidated basis, which we refer to as the 40% test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We conduct our businesses primarily through our subsidiaries and our operations so that we comply with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that we hold or may form in the future that are exempted from the definition of "investment company" based on Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on a non-consolidated basis. Certain of our subsidiaries rely on or will rely on an exemption from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities which are not primarily engaged in issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and which are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. This exemption generally requires that at least 55% of such subsidiaries' portfolios must be comprised of qualifying assets and at least 80% of each of their portfolios must be comprised of qualifying assets and real estate-related assets under the 1940 Act. Consistent with guidance published by the SEC staff, we intend to treat as qualifying assets for this purpose loans secured by projects for which the original principal amount of the loan did not exceed 100% of the value of the underlying real property portion of the collateral when the loan was made. We intend to treat as real estate-related assets non-controlling equity interests in joint ventures that own projects whose assets are primarily real property. In general, with regard to our subsidiaries relying on Section 3(c)(5)(C), we rely on other guidance published by the SEC or its staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

In addition, one or more of our subsidiaries qualifies for an exemption from registration as an investment company under the 1940 Act pursuant to either Section 3(c)(5)(A) of the 1940 Act, which is available for entities which are not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and which are primarily engaged in the business of purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services, or Section 3(c)(5)(B) of the 1940 Act, which is available for entities primarily engaged in the business of making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services. These exemptions generally require that at least 55% of such subsidiaries' portfolios must be comprised of qualifying assets that meet the requirements of the exemption. We intend to treat energy efficiency loans where the loan proceeds are specifically provided to finance equipment, services and structural improvements to properties and other facilities and renewable energy and other climate solutions projects or improvements as qualifying assets for purposes of these exemptions. In general, we also expect, with regard to our subsidiaries relying on Section 3(c)(5)(A) or (B), to rely on guidance published by the SEC or its staff, including reliance on a no-action letter obtained in connection with Sections 3(c)(5)(A) and 3(c)(5)(B) of the 1940 Act, or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying assets under the exemptions.

Although we monitor the portfolios of our subsidiaries relying on the Section 3(c)(5)(A), (B) or (C) exemptions periodically and prior to each acquisition, there can be no assurance that such subsidiaries will be able to maintain their exemptions. Qualification for exemptions from registration under the 1940 Act will limit our ability to make certain investments. For example, these restrictions will limit the ability of these subsidiaries to make loans that are not secured by real property or that do not represent part or all of the sales price of merchandise, insurance, and services.

There can be no assurance that the laws and regulations governing the 1940 Act, including the Division of Investment Management of the SEC providing more specific or different guidance regarding these exemptions, will not change in a manner that adversely affects our operations. For example, on August 31, 2011, the SEC issued a concept release (No. IC-29778; File No. SW7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments) pursuant to which it is reviewing the scope of the exemption from registration under Section 3(c)(5)(C) of the 1940 Act. While the SEC has yet to provide additional information on its position relating to these exemptions and timing of any future changes to the exemptions remain unknown, any additional guidance from the SEC or its staff from this process or in other circumstances could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. If we or our subsidiaries fail to maintain an exemption from the 1940 Act, we could, among other things, be required either to (1) change the manner in which we conduct our operations to avoid being required to register as an investment company, (2) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so or (3) register as an investment company, any of which could negatively affect our business, our ability to make distributions, our financing strategy and the market price for shares of our common stock.

We have not requested the SEC or its staff to approve our treatment of any company as a majority-owned subsidiary and neither the SEC nor its staff has done so. If the SEC or its staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

Rapid changes in the values of our assets may make it more difficult for us to maintain our exemption from the 1940 Act.

If the market value or income potential of our assets changes as a result of changes in interest rates, general market conditions, government actions or other factors, we may need to adjust the portfolio mix of our real estate assets and income or liquidate our non-qualifying assets to maintain our exemption from the 1940 Act. If changes in asset values or income occur quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of the assets we may own. We may have to make decisions that we otherwise would not make absent 1940 Act considerations.

Risks Related to our Borrowings and Hedging

We use financial leverage in executing our business strategy, which may adversely affect the returns on our assets and may reduce cash available for distribution to our stockholders, as well as increase losses when economic conditions are unfavorable.

We use debt to finance our assets, including credit facilities, recourse and non-recourse debt, securitizations, and syndications. Changes in the financial markets and the economy generally could adversely affect one or more of our lenders or potential lenders and could cause one or more of our lenders, potential lenders or institutional investors to be unwilling or unable to provide us with financing or participate in securitizations or could increase the costs of that financing or securitization. Some of our borrowings will have a remaining balance when they come due. If we are unable to repay or refinance the remaining balance of this debt, or if the terms of any available refinancing are not favorable, we may be forced to liquidate assets or incur higher costs which may significantly harm our business, financial condition, results of operations, and our ability to make distributions, which could in turn cause the value of our common stock to decline. The return on our assets and cash available for distribution to our stockholders may be reduced to the extent that market conditions prevent us from leveraging our assets or increase the cost of our financing relative to the income that can be derived from the assets acquired. Increases in our financing costs will reduce cash available for distributions to stockholders. We may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations.

An increase in our borrowing costs relative to the interest we receive on our assets may adversely affect our profitability and our cash available for distribution to our stockholders. Our borrowings may have a shorter duration than our assets.

As some of our borrowings will have a remaining balance at maturity, we may be required to enter into new borrowings at higher rates or to sell certain of our assets to repay the loan. Our credit facilities have rates that adjust on a frequent basis based on prevailing short-term interest rates. Increases in interest rates, or a flattening or inversion of the yield curve, reduce the spread between the returns on our assets which are typically priced using longer-term interest rates and the cost of any new borrowings or borrowings where the interest rate adjusts to market rates or is based on shorter-term rates. This change in interest rates may adversely affect our earnings and, in turn, cash available for distribution to our stockholders. In addition, as we may use short-term borrowings that are generally short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to obtain continued financing. If we are not able to renew our then existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these facilities, we may have to curtail entering into new transactions and/or dispose of assets. We will face these risks given that a number of our borrowings have a shorter duration than the assets they finance.

While we have an established Board-approved leverage limit, our Board may change our leverage limits without stockholder approval.

We are not restricted by any regulatory requirements to maintain our leverage ratio at or below any particular level. The amount of leverage we may deploy for particular assets will depend upon the availability of particular types of financing and our assessment of the credit, liquidity, price volatility and other risks of those assets and the credit quality of our financing counterparties. We have established leverage limits which are discussed in Item 7, Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources. However, our charter and bylaws do not limit the amount or type of indebtedness we can incur, and our Board has changed, and has the discretion to deviate from or change at any time in the future, our leverage policy, which could result in our business having a different risk profile. We utilize non-recourse facilities on certain types of assets that have significantly higher leverage. On these facilities, the lenders' primary recourse is to the pledged assets. If the value of the pledged assets is below the value of the debt or if we default on a facility, the lender would be able to foreclose on all the pledged assets, which would result in losses and reduce our assets and the cash available for distributions to stockholders. We may apply too much leverage to our assets or may employ an inefficient financing strategy to our assets.

The use of securitizations and special purpose entities exposes us to additional risks.

We typically retain the residual value associated with a securitization. We have also established special purpose entities through which we hold only a partial or subordinate interest or a residual value after taking into account our non-recourse debt facilities or a right to participate in the profits of such entity once it achieves a predefined threshold. As a holder of the residual value or other such interests, we are more exposed to losses on the underlying collateral because the interest we retain in the securitization vehicle or other entity would be subordinate to the more senior notes or interests issued to investors and we would, therefore, absorb all of the losses, up to the value of our interests, sustained with respect to the underlying assets before the owners of the notes or other interests experience any losses. In addition, the inability to securitize our Portfolio or assets within our Portfolio could hurt our performance and our ability to grow our business.

We also use various special purpose entities to own and finance our assets. These subsidiaries incur various types of debt, that can be used to finance one or more of our assets. This debt is typically structured as non-recourse debt, which means it is repayable solely from the revenue from the investment financed by the debt and is secured by the related physical assets, major contracts, cash accounts and in some cases, a pledge of our ownership interests in the subsidiaries involved in the projects. Although this subsidiary debt is typically non-recourse to us, we make certain representations and warranties or enter into certain guaranties of our subsidiary's obligations or covenants to the non-recourse debt holder, the breach of which may require us to make payments to the lender. We may also from time to time determine to provide financial support to the subsidiary in order to maintain rights to the project or otherwise avoid the adverse consequences of a default. In the event a subsidiary defaults on its indebtedness, its creditors may foreclose on the collateral securing the indebtedness, which may result in us losing our ownership interest in some or all of the subsidiary's assets. The loss of our ownership interest in a subsidiary or some or all of a subsidiary's assets could have a material adverse effect on our business, financial condition and operating results.

Certain of our existing credit facilities and debt contain, and any future financing facilities may contain, covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

Certain of our existing credit facilities and debt contain, and any future financing facilities may contain, various affirmative and negative covenants, including maintenance of an interest coverage ratio and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds and stock repurchases. In addition, the terms of our non-recourse debt include restrictions and covenants, including limitations on our ability to transfer or incur liens on the assets that secure the debt. For further information see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.

The covenants and restrictions included in our existing financings do, and the covenants and restrictions to be included in any future financings may, restrict our ability to, among other things:

- incur or guarantee additional debt;
- make certain investments, originations or acquisitions;
- make distributions on or repurchase or redeem capital stock;
- engage in mergers or consolidations;
- reduce liquidity below certain levels;
- grant liens;
- have a tangible net worth below a defined threshold;
- incur operating losses for more than a specified period; and
- enter into transactions with affiliates.

Our non-recourse debt limits our ability to take action with regard to the assets pledged as security for the debt. These restrictions, as well as any other covenants contained in any future financings, may interfere with our ability to obtain financing, or to engage in other business activities, which may significantly limit or harm our business, financial condition, liquidity and results of operations. Certain financing agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. A default and resulting repayment acceleration could significantly reduce our liquidity, which could require us to sell our assets to repay amounts due and outstanding. This could also significantly harm our business, financial condition, results of operations, and our ability to make distributions, which could cause the value of our common stock to decline. A default will also significantly limit our financing alternatives such that we will be unable to pursue our leverage strategy, which could curtail the returns on our assets.

In addition, certain of our financing arrangements contain provisions that provide for a preference in cash flow allocations to the lender from our assets or an acceleration of principal payments owed when certain conditions are present related to the underlying assets that serve as collateral for the financing. These provisions may limit our ability to obtain distributions from the underlying assets and could impact our cash flow and expected returns.

We have issued senior unsecured notes that require us to maintain a certain amount of unencumbered assets as a part of our Portfolio. These provisions may limit our ability to leverage certain assets and limit our overall debt levels.

We, or the projects in which we invest, enter into hedging transactions that could expose us to contingent liabilities or additional credit risk in the future and adversely impact our financial condition.

Part of our strategy, or the strategy of the projects in which we invest, involves entering into hedging transactions that could require us to fund cash payments in certain circumstances (e.g., the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our, or the project's, financial statements, and our, or the project's, ability to fund these obligations will depend on the liquidity of our, or the project's, assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Even though most swaps are cleared through a central counterparty clearinghouse, certain transactions could be executed bilaterally with a counterparty. While we have the ability to require counterparties to post, to the extent we have not obtained sufficient collateral, we would remain exposed to our counterparty's ability to perform on its obligations under each hedge and cannot look to the creditworthiness of a central counterparty for performance. As a result, if a hedging counterparty cannot perform under the terms of the hedge, we would not receive payments due under that hedge, we may lose any unrealized gain associated with the hedge and the hedged liability would cease to be hedged. While we would seek to terminate the relevant hedge transaction and may have a claim against the defaulting counterparty for any losses, including unrealized gains, there is no assurance that we would be able to recover such amounts or to replace the relevant hedge on economically viable terms or at all. In such case, we could be forced to cover our unhedged liabilities at the then current market price. We may also be at risk for any collateral we have pledged to secure our obligations under the hedge if the counterparty becomes insolvent or files for bankruptcy.

Furthermore, our interest rate swaps and other hedge transactions are subject to increasing statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. Recently, new regulations have been promulgated by U.S. and foreign regulators to strengthen the oversight of swaps, and any further actions taken by such regulators could constrain our strategy or increase our costs, either of which could materially and adversely impact our results of operations.

Moreover, the projects in which we invest, may enter into various forms of hedging including interest rate and power price hedging. To the extent they enter into such hedges, the financial results of the project will be exposed to similar risks as described above which could adversely impact our results of operations. Further, the hedges entered into by us or the projects in which we invest may not be effective which could adversely impact our economics.

If we, or our projects, choose not to pursue, or fail to qualify for, hedge accounting treatment, our operating results under GAAP may be impacted because losses on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction.

We, or our projects, may choose not to pursue, or fail to qualify for, hedge accounting treatment relating to derivative and hedging transactions. We, or our projects, may fail to qualify for hedge accounting treatment for a number of reasons, including if we, or our projects, use instruments that do not meet the Accounting Standards Codification ("ASC") Topic 815 definition of a derivative, we, or our projects, fail to satisfy ASC Topic 815 hedge documentation and hedge effectiveness assessment requirements or the hedge relationship is not highly effective. If we, or our projects, fail to qualify for, or choose not to pursue, hedge accounting treatment, our, or our projects, operating results may be impacted because losses on the derivatives that we, or our projects, enter into may not be offset by a change in the fair value of the related hedged transaction in our statement of operations presented under GAAP.

Risks Related to Our Common Stock

An active trading market for our common stock may not continue, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

Our common stock is listed on the New York Stock Exchange ("NYSE"). However, an active trading market for our common stock may not continue, which could cause our common stock to trade at a discount to historical prices. Some of the factors that have or in the future could negatively affect the market price of our common stock include:

- our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;
- changes in the mix of our investment products and services, including the level of securitizations or fee income in any quarter;
- actual or perceived conflicts of interest with individuals, including our executives;
- our ability to arrange financing for projects;
- equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;
- seasonality in construction and demand for our investments;
- actual or anticipated accounting problems;
- publication of research reports about us or the climate solutions industry;
- changes in market valuations of similar companies;

- adverse market reaction to any increased indebtedness we may incur in the future;
- commodity price changes;
- interest rate changes;
- additions to or departures of our key personnel;
- speculation or negative publicity in the press or investment community;
- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;
- increases in market interest rates, which may lead investors to demand a higher distribution yield for our common stock, and would result in increased interest expenses on certain of our debt;
- changes in governmental policies, regulations or laws;
- failure to maintain our exemption from registration as an investment company under the 1940 Act;
- price and volume fluctuations in the stock market generally; and
- general market and economic conditions, including the current state of the credit and capital markets.

Market factors unrelated to our performance also have, and could in the future, negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets have, or in the future could, affect the market value of our common stock.

Common stock and preferred stock eligible for future sale may have adverse effects on our share price.

Subject to applicable law, our Board, without stockholder approval, may authorize us to issue additional authorized and unissued shares of common stock and preferred stock on the terms and for the consideration it deems appropriate.

We cannot predict the effect, if any, of future sales of our common stock or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock.

We cannot guarantee the timing, amount, or payment of dividends on our common stock.

As a REIT, we were generally required, among other things, to distribute annually at least 90% of our REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) each year for us to have qualified as, and to have maintained our qualification as a REIT. Effective January 1, 2024, we revoked our REIT election and starting in 2024 we were taxed as a C corporation, and as a result, in 2024 and going forward, we were no longer subject to this requirement. However, our current policy is to pay quarterly distributions, though the timing, declaration, amount and payment of any dividends will be within the discretion of our Board, and will depend upon various factors, including our earnings, our financial condition, our liquidity, our debt covenants, applicable provisions of Delaware law and other factors as our Board may deem relevant from time to time. Moreover, no assurance can be given that we will be able to make distributions to our stockholders at any time in the future or that the level of any distributions we do make to our stockholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect us.

Future offerings of debt or equity securities, which may rank senior to our common stock, may adversely affect the market price of our common stock.

Our present debt ranks, and any future debt would rank, senior to our common stock. Such debt is, and likely will be, governed by a loan agreement, an indenture, or other instrument containing covenants restricting our operating flexibility. Additionally, our convertible securities, and any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such debt or securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

We have implemented and maintain various information security processes at each of our remote and office locations designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and our critical data, including intellectual property and confidential information that is proprietary, strategic or competitive in nature ("Information Systems and Data").

Our Chief Technology Officer ("CTO"), who also serves as our chief information security officer, helps identify, assess and manage our cybersecurity threats and risks. Collaborating with their team, they are responsible for steering the company-wide cybersecurity strategy, policy, standards, architecture, and processes. They also identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods.

The Company's information security program, led by our CTO, collaborates with various departments within the organization, such as information technology, legal, enterprise risk management, human resources, accounting, finance, and internal audit, as well as external third-party partners. This collaboration aims to identify, mitigate, and plan for potential cybersecurity threats comprehensively. Additionally, the Company consistently evaluates and enhances its processes, procedures, and management approaches in response to evolving cybersecurity landscapes.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data. These include incident management, change management, network segmentation, cyber protection and containment, detection and response, and recovery. We measure our programs against the National Institute of Standards and Technology Cyber Security Framework and regularly test our controls and incident response plans.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of our enterprise risk management program; (2) the information security function works with our leadership team to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; (3) our CTO evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Finance & Risk Committee of our Board (the "Finance and Risk Committee"), which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, as well as to perform a variety of other functions throughout our business. We have enlisted the services of a third-party managed detection and response firm to conduct continuous monitoring of our information systems, including intrusion detection and alerting. We also regularly engage with assessors, consultants, auditors, and other third parties to review our cybersecurity program to help identify areas for continued focus, improvement, and compliance.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under "Part 1. Item 1A. Risk Factors" in this Annual Report on Form 10-K, including "Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results."

Governance

Our Board addresses our cybersecurity risk management as part of its general oversight function. The Finance & Risk Committee is responsible for overseeing the Company's cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats. Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our CTO. The CTO has a over two decades of information technology and cybersecurity leadership experience.

Our CTO is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Our CTO is responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response plan and vulnerability management processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including our CEO, CFO, Chief Legal Officer and other members of our leadership team. Our leadership team works with our incident response team to help us mitigate and remediate cybersecurity incidents of which they are notified. In addition, our incident response plan and vulnerability management processes include reporting to our Board for certain cybersecurity incidents.

The Finance & Risk Committee receives periodic reports from CTO concerning our significant cybersecurity threats and risk and the processes we have implemented to address them. The Finance & Risk Committee also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2. Properties

Our principal executive offices are located at One Park Place, Suite 200, Annapolis, Maryland 21401. Our telephone number is (410) 571-9860.

Item 3. Legal Proceedings

From time to time, we may be involved in various claims and legal actions in the ordinary course of business. As of December 31, 2024, we are not currently subject to any legal proceedings that are likely to have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NYSE under the symbol "HASI."

Holders

As of February 11, 2025, we had 161 registered holders of our common stock. The 161 holders of record do not include the beneficial owners of our common stock whose shares are held by a broker or bank. Such information was obtained from The Depository Trust Company.

Dividends

We intend to make regular quarterly distributions to holders of our common stock. Any distributions we make will be at the discretion of our Board and will depend upon, among other things, our actual results of operations. These results and our ability to pay distributions will be affected by various factors, including the net interest and other income from our Portfolio, our operating expenses and any other expenditures. See Item 1A. Risk Factors, and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect our ability to pay dividends. See Note 11 to our audited financial statements in this Form 10-K for details of our dividends declared in 2024 and 2023.

Stockholder Return Performance

The stock performance graph and table below shall not be deemed, under the Securities Act or the Exchange Act, to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by us with the SEC, except to the extent that we specifically incorporate such stock performance graph and table by reference.

The following graph is a comparison of the cumulative total stockholder return from December 31, 2019 to December 31, 2024 on shares of our common stock, the Standard & Poor's 500 Index (the "S&P 500 Index"), and a peer group index, the ALPS Clean Energy ETF. The graph assumes that $100 was invested at closing on December 31, 2019, in our shares of common stock, the S&P 500 Index, and the peer group index and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our common stock will continue in line with the same or similar trends depicted in the graph below.


Comparison of Cumulative Total Return
(HASI, S&P 500 Index, and ALPS Clean Energy ETF)
$250
$200
$150
$100
$50
2019
2020
2021
2022
2023
2024
HASI
S&P 500 Index
ALPS Clean Energy ETF

Company or Index	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
HA Sustainable Infrastructure Capital, Inc.	$ 100.00	$ 205.95	$ 176.97	$ 100.75	$ 102.54	$ 105.61
S&P 500 Index	100.00	118.39	152.34	124.73	157.48	196.84
Alps Clean Energy ETF	100.00	240.24	193.54	138.53	110.77	81.19

Sources: Bloomberg L.P.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below summarizes all of our repurchases of our common stock during 2024.

Date	Total number of shares purchased[(1)]	Average price per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
3/5/2024	6,198	$ 25.36	N/A	N/A
5/15/2024	9,563	32.28	N/A	N/A
8/15/2024	1,160	31.06	N/A	N/A
11/15/2024	1,005	27.22	N/A	N/A

(1) During the year ended December 31, 2024, certain of our employees surrendered shares of our common stock owned by them to satisfy their tax and other compensation related withholdings associated with the vesting of restricted stock and restricted stock units. Non-controlling interest holders exchanged 10,000 OP units for the same number of shares of common stock during the year ended December 31, 2024. The price paid per share is based on the closing price of our common stock as of the date of the exchange and withholding.

Item 6. [Reserved]

None.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and accompanying notes included in Item 8. Financial Statements and Supplementary Data, of this Form 10-K. Refer to 'Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations' on our Form 10-K for the year ended December 31, 2023 for a discussion of our results for the year ended December 31, 2023 and a comparison of our results of operations for the fiscal years ended December 31, 2023 and December 31, 2022.

Overview

We are an investor in sustainable infrastructure assets advancing the energy transition. With more than $13 billion in managed assets, our investment strategy is focused primarily on long-lived real assets that are supported by long-term recurring cash flows. In addition to net investment income from our portfolio, we also generate gains-on-sale from securitization transactions, as well as on-going fees from asset management and other services.

We are internally managed by an executive team that has extensive relevant industry knowledge and experience, and a team of over 150 clean energy investment, operating, and technical professionals. We have long-standing relationships with the leading clean energy project developers, owners and operators, utilities, and ESCOS, which provide recurring, programmatic investment and fee-generating opportunities, while also enabling scale benefits and operational efficiencies.

We completed approximately $2.3 billion of transactions during both 2024 and 2023. As of December 31, 2024, our managed assets total approximately $13.7 billion, and generally fall into one of three categories: (1) our Portfolio, which represents investments we have retained on our balance sheet, (2) assets in our co-investment structures that are not in our Portfolio but held by our investment partners in these structures, and (3) assets we have securitized by transferring all or a portion of the economics of the investment, typically using securitization trusts, to institutional investors in exchange for cash and/or residual interests in the assets and in some cases, ongoing fees. As of December 31, 2024, we held approximately $6.6 billion of assets in our Portfolio, and we also managed approximately $7.1 billion in securitization trusts or co-investment vehicles that are not consolidated on our balance sheet.

See Item 1. Business for a further discussion of our business, investing strategy, and financing strategy.

Market Conditions

The market for sustainable infrastructure assets in which our investments are predominantly focused continues to grow, powered by a number of long-term trends impacting the U.S. economy and energy markets. These include, but are not limited to (1) expectations for faster growth in U.S. electricity demand, (2) heightened concerns about inflation and, in turn, greater prioritization of lower cost electricity sources like solar power and wind power, (3) broader recognition of the links between climate change and human activities, combined with greater awareness of, and concern about, the increase in frequency and magnitude of environmental disasters that have led to damages and losses costing hundreds of billions of dollars per year, and (4) greater attention to the need for grid resilience and reliability, as well as national energy security. Altogether, this is expected to lead to significant increase in U.S. load growth which would require an increase in electric generation capacity through the rest of this decade and beyond.

First and foremost, there have been significant changes in the outlook for U.S. power demand, with load growth now expected to experience its most significant increase since before the turn of this century. For the last 25 years, U.S. electricity demand has been essentially flat at approximately 4,000 TWh per year, according to the U.S. Energy Information Administration (the "EIA"), due largely to the impact of successful energy efficiency and conservation initiatives. More recently, however, a number of new macro trends have materially altered the U.S. electricity market, including growth in data centers, a resurgence in domestic manufacturing, as well as the broader trend of electrification of more sectors of the economy, including on-road transportation, industrial manufacturing, and space heating, among others.

- *Data centers*. Spurred in part by unprecedented investment in artificial intelligence, data center power demand is expected to grow substantially, from less than 4% of total U.S. power demand in 2024 to more than 11% by 2030, or approximately 400 TWh, according to McKinsey, which estimates such demands would necessitate approximately 55 GW of new generation capacity and require approximately $500 billion of

capital investment in data center energy infrastructure, excluding transmission and distribution investment as well as the investments in computer equipment within data centers. Data centers represent approximately 30-40% of the total increase in U.S. electricity demand of more than 1,000 TWh that McKinsey estimates between 2024 and 2030.

- *Domestic manufacturing.* Following a decades-long trend towards offshoring, there has been a sharp reversal in recent years in favor of reshoring, as manufacturers have sought to (a) reduce supply chain vulnerabilities exposed by the Covid-19 pandemic, (b) address a growing consumer segment in favor of "Made in the USA" products, and (c) overcoming growing national security concerns stemming from the country's higher dependence on foreign countries for manufacturing goods, particularly for strategic industries like industrial materials, energy products, and semiconductors. Furthered by supportive government policies, culminating in transformative legislation and incentives including the Infrastructure Investment and Jobs Act, the Inflation Reduction Act, and the CHIPS Act, there has been a resurgence of investment in domestic manufacturing in the United States over the last few years. According to the U.S. Census Bureau, in 2024, U.S. spending on construction of manufacturing facilities surpassed $230 billion, up from approximately $75 billion in 2020. This rise in spending on domestic manufacturing is expected to create a minimum of 250 million square feet of new manufacturing space and 210,000 manufacturing jobs by 2030, according to NewMark. This growth in domestic manufacturing is estimated to drive an increase in U.S. electricity demand of more than 100 TWh by 2030, according to Rystad Energy.
- *The "electrification of everything."* Further driving U.S. load growth higher is the broader trend of electrification expanding to more products and processes that had previously been powered by fossil fuels like diesel, oil, and natural gas. One of the most prominent of these trends is the electrification of on-road transportation. With sales of new light-duty electric vehicles in the United States growing 7% to more than 1.3 million in 2024, representing more than 8% of total new car sales, there were more than 4.8 million light-duty battery electric vehicles registered in the United States at the end of 2023, based on U.S. Department of Energy data, up from less than 100,000 in 2012. With electric vehicles on U.S. roads expected to grow to more than 78 million by 2035, representing 26% of all passenger vehicles on the road, according to Edison Energy Institute's October 2024 forecast, it is estimated that electric vehicle charging alone could increase annual U.S. electricity demand by more than 300 TWh by 2035. In addition, electrification has taken hold across a number of other sectors of the U.S. economy, including space heating—underscored by annual sales of heat pumps surpassing sales of gas furnaces since 2022—as well as the electrification of industrial processes, including greater adoption of electric furnaces and electric boilers, among other processes and products, which we believe will drive U.S. electricity demand even higher.

The second important trend affecting our market and demand for assets we invest in is heightened concern and focus on inflation, and in turn, the desire to supply the expected U.S. load growth over the next decade with the lowest cost and least inflationary sources of electricity. From 2021 to 2023, the United States economy, along with many other economies across the globe, suffered from the first inflation shock in multiple decades. This has led to heightened sensitivity to prices among consumers and businesses, which we believe will lead to extensive effort by businesses and policymakers to minimize inflation in energy prices. We believe this will lead not only to an "all of the above" energy strategy that does not limit any potential sources of energy, but emphasizes a widespread supply of energy from as many sources as possible, with a prioritization of the lowest cost sources of energy. According to the levelized cost of energy ("LCOE") reports that Lazard Inc. publishes annually, solar energy and wind energy now provide the lowest potential cost of electricity in the United States, even on an unsubsidized basis, which we believe will continue to lead to high demand for clean energy infrastructure assets to help minimize energy inflation.

The third trend is the recognition of the real and growing financial cost of climate change. According to the Pew Research Center, 54% of U.S. adults in 2022 described climate change as a major threat to the country's well-being, up from 44% in 2010, while approximately two-thirds of US. adults in 2023 said renewable energy development should be prioritized over expanding oil, gas, and coal production. Further, we believe the substantial increase over the last several years in both the magnitude and frequency of environmental disasters linked to climate change will lead to greater appreciation not only of the broader impacts of climate change but also the very real financial costs it is incurring as well. According to the National Oceanic and Atmospheric Administration ("NOAA"), the year 2024 was the warmest year on record, while the ten warmest years since 1850 have occurred in the last decade. In 2024, there were 27 confirmed climate disaster events in the United States with losses exceeding $1 billion that in aggregate accounted for total damage of approximately $183 billion, according to National Centers for Environmental Information, including Hurricane Helene at a cost of approximately $79 billion and Hurricane Milton at approximately $34 billion. This compares to 28 climate disaster events in the United States with losses exceeding $1 billion in 2023 representing an aggregate cost of approximately $95 billion, and 2010 with 7 such climate disaster events with aggregate losses exceeding $20 billion. More recently, the wildfires in Los Angeles County in January 2025 have resulted in damage that are expected exceed $250 billion, according to AccuWeather, which would make it the costliest natural disaster in U.S. history, surpassing Hurricane Katrina in 2005. It has become clear that climate change is not merely a concern for environmentalists but a real and growing threat to communities across the United States (and globe) that is resulting in substantial and growing financial cost to society. We believe the persistence and possibility of intensification of these events will not only result in even greater recognition of the threat of climate change but a growing appreciation for clean energy and other climate solutions and in turn an increase in the types of sustainable infrastructure investment opportunities that are the focus of HASI's business model.

Finally, this expected growth in U.S. electricity demand combined with the increase in climate events and disasters, as discussed above, is also leading to greater attention to and prioritization of improving the resilience and reliability of the grid, while greater geopolitical conflict and uncertainty along with volatility in fossil fuel prices is leading to growing prioritization of national energy security. We believe renewable energy and storage provide important solutions to both of these issues. Distributed energy resources, particularly rooftop solar, and battery storage improve grid resilience, while lowering dependence and utilization of transmission and distribution infrastructure. In addition, renewable energy's use of freely available natural resources, such as solar and wind energy, reduce the electric grid's reliance on fossil fuels, which despite higher domestic production, continues to be primarily imported from foreign nations, many of whom are hostile to the United State. As a result, we believe the growing focus on grid reliability and resilience, as well as national energy independence and security, are supportive of growth in clean energy demand in general, and in sustainable infrastructure assets.

Altogether, these factors are transforming the U.S. power markets and providing powerful tailwinds to demand for the sustainable infrastructure assets that HASI invests in and the returns we generate on them.

Separately, interest rates can also impact how we operate and manage our business. Interest rates were volatile in 2024, and are expected to continue to be volatile into 2025. The Federal Reserve Board of Governors increased the federal funds rate (the rate at which banks lend to one another) 11 times in 2022 and 2023 for an overall increase of 5.25% to reduce inflation to stated targets. In 2024, as inflationary pressures eased, the Board of Governors lowered rates three times for an overall decrease of 1.00%. See "Item 7A. Quantitative and Qualitative Disclosures about Market Risk-Interest Rate and Borrowing Risks" for an analysis of the impact of rates on our business. To date, inflationary pressures have not had a material impact on our business.

Finally, with most of our investments and assets serving the energy markets, energy—and in particular—electricity prices also can impact the pricing and rates of returns of our investments. According to the EIA, the average annual Henry Hub natural gas price for 2024 was $2.21/MMBtu, a decrease of 16% from 2023 and 68% from 2022, the largest two year decline on record. The EIA cites robust natural gas production and limited growth in natural gas consumption as key contributors to the sharp decrease in price compared to prior years. The EIA's outlook for 2025 and 2026 is for the average price of natural gas to increase, to an average of $3.10 per MMBtu in 2025, and $4.00 per MMBtu in 2026. While we typically invest in projects which sell power at prices which have been prenegotiated under power purchase agreements, lower natural gas prices, may negatively impact, renewable energy projects that sell wholesale power on a "merchant" basis at spot market prices, as wholesale electricity prices are closely tied to wholesale natural gas prices in many parts of the United States. For more detail on commodity price impacts, see "Item 7A. Quantitative and Qualitative Disclosures about Market Risk-Commodity Price Risk".

Notwithstanding any concerns that current market conditions have raised for our business, we believe significant opportunities exist for us to grow our business. As a long-term participant committed to providing capital for climate solutions, we plan to continue to fund projects that meet our underwriting standards and look for opportunities to expand our business.

Factors Impacting our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the size and mix of our Portfolio, the income we receive from securitizations, syndications and other services, our Portfolio's credit risk profile, changes in market interest rates, commodity prices, federal, state and/or municipal governmental policies, general market conditions in local, regional and national economies, and maintain our exemption from registration as an investment company under the 1940 Act and the impact of climate change.

Portfolio Size and Mix

The size and mix of our Portfolio will be a key driver of revenue. Generally, as the size of our Portfolio on our balance sheet grows the amount of our revenue will increase. Our Portfolio may grow at an uneven pace as opportunities to originate new assets may be irregularly timed, and the timing and extent of our success in such originations cannot be predicted. To the extent the size of our Portfolio changes due to equity method investment activity, the income or loss from such investments will not be included in revenue but are reflected as income (loss) from equity method investments in our income statement and will vary over time. In addition, we may decide for any particular asset that we should securitize or otherwise sell a portion, or all, of the asset, which would result in gain on sale of receivables and investments or fee income as described below. The level of portfolio activity will fluctuate from period to period based upon the market demand for the capital we provide, our view of economic fundamentals including interest rates, the present mix of our Portfolio, our ability to identify new opportunities that meet our investment criteria, the volume of projects that have advanced to stages where we believe a transaction is appropriate, seasonality in our activities and in the various projects where we may provide debt or equity and our ability to consummate the identified opportunities, including as a result of our available capital. The level of our new origination activity, the percentage of the originations that we choose to retain on our balance sheet and the related income, will directly impact our interest and rental revenue and income from equity method investments.

Income from Securitization, Syndication and Other Services

We earn gain on sale of assets or fee income by securitizing or selling all or a portion of certain transactions. For transactions that we securitize via a non-consolidated trust, we recognize a gain on the securitization. The gain may be comprised of either or both cash received and a residual interest in securitized assets. We may also recognize additional income from servicing fees from these securitized assets over the life of the asset. We view the revenue from such activities as a valuable component of our earnings and an important source of franchise value.

In many cases, we arrange the securitization of the loan or other asset prior to originating the transaction and thus avoid exposure to credit spread and interest rate risks. In these cases, we avoid funding risks for these financings or other assets given that our securitization partners contractually agree to fund such assets before the origination transaction is completed.

We also generate fee income for syndications where we arrange financings that are held by other investors or if we sell existing transactions to other investors. In these transactions, unless we decide to hold a portion of the economic interest of the transaction on our balance sheet, we have no exposure to risks related to ownership of those financings. We may charge advisory, retainer or other fees, including through our broker dealer subsidiary and for our management services provided to co-investment structures.

The total amount of income from securitizations, syndications, and other services will vary from quarter to quarter depending on various factors, including the level of our originations, the duration, credit quality and types of assets we originate, current and anticipated future interest rates, the impact on our leverage, the mix of our Portfolio and our need to tailor our mix of assets in order to maintain our exemption from registration under the 1940 Act.

Credit Risks

We source and identify quality opportunities within our broad areas of expertise and apply our rigorous underwriting processes to our transactions, which, we believe, will generally enable us to minimize our credit losses and maintain our current level of financing costs. In the case of various renewable energy and other sustainable infrastructure projects, we will be exposed to the credit risk of the obligor of the project's PPA or other long-term contractual revenue commitments, as well as to the credit risk of certain suppliers and project operators. We are also exposed to credit risk in our other projects that do not benefit from governments as the obligor such as on balance sheet financing of projects undertaken by universities, schools and hospitals, as well as privately owned commercial projects. We have extended mezzanine loans to various special purpose entities which own residential or community solar projects, and the ultimate repayment of those loans is dependent on the creditworthiness of the related residential obligors. As a result of investing in these and other mezzanine loans, we are exposed to additional credit risk. In certain instances, interest is paid on our mezzanine loans in-kind, which increases our outstanding loan balances and causes the ultimate repayment of cash to occur later. While we do not anticipate facing significant credit risk in our assets related to government energy efficiency projects, we are subject to varying degrees of credit risk in these projects in relation to payment guarantees provided by ESCOs that are required in the event that certain energy savings are not realized by the customer.

We seek to manage credit risk through thorough due diligence and underwriting processes, strong structural protections in our transaction agreements with customers and continual, active asset management and portfolio monitoring. Nevertheless, unanticipated credit losses could occur and during periods of economic downturn in the global economy, our exposure to credit risks from obligors increases, and our efforts to monitor and mitigate the associated risks may not be effective in reducing our credit losses. See Item 7A. Quantitative and Qualitative Disclosures about Credit Risks for further information on our credit risks and see Note 6 to our audited financial statements in this Form 10-K for additional detail of the credit risks surrounding our Portfolio.

Changes in Market Interest Rates and Liquidity

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. We are subject to interest rate risk in connection with new asset originations and our borrowings, including our revolving credit facilities, and in the future, to the extent we choose to enter into any new floating rate assets, revolving credit facilities or other borrowings. See Item 7A. Quantitative and Qualitative Disclosures about Market Risk for further information on interest rates risks and liquidity.

Commodity Prices

When we make investments in a project that is exposed to commodity prices, we may also be exposed to volatility in those prices. For example, the performance of renewable energy projects that produce electricity can be impacted by volatility in the market prices of various forms of energy, including electricity, coal and natural gas. This is especially true for utility scale projects that sell power on a wholesale basis such as many of our Grid-Connected projects as opposed to Behind-the-Meter projects which compete against the retail or delivered costs of electricity which includes the cost of transmitting and distributing the electricity to the end user. See Item 7A. Quantitative and Qualitative Disclosures about Market Risk for further information on the impact of commodity prices.

Government Policies

We make investments in renewable energy projects that typically depend in part on various federal, state or local governmental policies that support or enhance the project's economic feasibility. Such policies may include governmental initiatives, laws and regulations designed to reduce energy usage and impact the use of renewable energy or the investment in, and the use of,

climate solutions. Policies and incentives provided by the U.S. federal government may include tax credits, tax deductions, bonus depreciation, federal grants and loan guarantees, and energy market regulations. The value of tax credits, deductions and incentives and how they can be realized may be impacted by changes in tax laws, rates, or regulations.

Incentives provided by state and local governments may include an RPS or similar clean energy standard, which specify the portion of the power utilized by local utilities that must be derived from renewable or clean energy sources. Additionally, certain states have implemented feed-in or net metering tariffs, pursuant to which electricity generated from renewable energy sources is purchased at a higher rate than prevailing wholesale rates. Other incentives include tariffs, tax incentives and other cash and non-cash payments.

Commercial entities, developers of climate solutions projects, and government agencies consider the impacts of these policies and incentives when making decisions on capital expenditures. Government regulations may also impact the terms of third party financing provided to support these projects. If any of these government policies, incentives or regulations are adversely amended, delayed, eliminated, reduced, retroactively changed or not extended beyond their current expiration dates or there is a negative impact from the recent federal law changes or proposals, the operating results of the projects we finance and the demand for, and the returns available from our investments may decline, which could harm our business.

Critical Accounting Policies and Use of Estimates

Our financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. The following discussion addresses the accounting policies that we use including areas that involve the use of significant estimates. Our most critical accounting policies involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that the decisions and assessments upon which our financial statements are based are reasonable at the time made and based upon information available to us at that time. Our critical accounting policies and accounting estimates may be expanded over time. Those material accounting policies and estimates that we expect to be most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below. See Note 2 to our audited financial statements in this Form 10-K for further details on our accounting policies. We evaluate our critical accounting estimates and judgments on an ongoing basis and update them, as necessary, based on changing conditions.

We have identified the following accounting policies as critical because they require significant judgments and assumptions about highly complex and inherently uncertain matters and the use of reasonably different estimates and assumptions could have a material impact on our reported results of operations or financial condition.

Consolidation

We account for our investment in entities that are considered voting or variable interest entities under ASC 810, *Consolidation*. We perform an ongoing assessment as to whether each entry is a voting interest entity or a variable interest entity, and for variable interest entities, we make judgments to determine the primary beneficiary of each entity as required by ASC 810, which includes an assessment of the type and degree of control we have over the entity. If we would conclude that certain of these entities should be consolidated, we would include the entities' assets, liabilities and related activity in our financial statements, along with non-controlling interests related to the ownership of the other equity holders. Refer to discussion below relating to additional consolidation considerations related to the securitization of receivables. We further discuss our process for evaluating these judgments in Note 2 to our audited financial statements in this Form 10-K.

Equity Method Investments

For our non-consolidated equity investments that we have concluded contain substantive profit sharing agreements, we generally determine our income allocations under the equity method of accounting based on the change in our claim on net assets of the investee entity as reported by the investee using a method commonly referred to as the hypothetical liquidation at book value method ("HLBV"). This method uses a hypothetical liquidation scenario based upon contractual liquidation provisions that may require judgment in its application and could have a material impact on our reported financial results. Any changes in this method of application or in certain assumptions could either increase or decrease our net income and the carrying value of the assets accounted for under this method. We further discuss our process for applying this method of income allocations in Note 2 to our audited financial statements in this Form 10-K.

Impairment of our Portfolio

We evaluate the various assets in our Portfolio on at least a quarterly basis, and more frequently when economic or other conditions warrant such an evaluation, for delinquencies or other events that may indicate a potential impairment or specific consideration in the development of the allowance for credit losses. For our equity method investments and real estate, if an impairment charge is deemed appropriate it would be recorded in our income statement and reduce our net income. For our receivables, we make judgments about our expected losses related to the receivables in our Portfolio and record an allowance for credit losses on such receivables with a provision for loss on receivables in our income statement. We further discuss our process for evaluating these judgments in Note 2 to our audited financial statements in this Form 10-K.

Securitization of Financial Assets

We have established various special purpose entities or securitization trusts for the purpose of securitizing certain receivables or other debt investments. We make judgments, based in part, on supporting legal opinions, on whether these entities should be consolidated as a variable interest entity, as defined in ASC 810, *Consolidation*, and whether the transfers to these entities are accounted for as a sale of a financial asset or a secured borrowing under ASC 860, *Transfers and Servicing*. If we would conclude that certain of these special purpose entities or securitization trusts should be consolidated, we would include the assets and liabilities of the entity and their related activity in our financial statements. If sale accounting is not met in these transactions, it would be treated as a secured borrowing rather than a sale in our financial statements, which would result in reduced revenue in the period in which an asset contributed to the trust and an increase in assets and non-recourse debt. We further discuss our process for evaluating these judgments in Note 2 to our audited financial statements in this Form 10-K. We also make assumptions regarding the fair value of our securitization assets in these transferred assets. If our determination of fair value is determined to be incorrect, our gain on sale of receivables and investments in our income statement and securitization assets on our balance sheet will be inaccurate. See Note 3 to our audited financial statements in this Form 10-K for a discussion around fair value measurements.

Results of Operations

For a comparison of our results of operations for the fiscal years ended December 31, 2023 and December 31, 2022, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 21, 2023.

We completed approximately $2.3 billion of transactions during both 2024 and 2023. Our strategy includes holding a large portion of these transactions on our balance sheet. We refer to the transactions we hold on our balance sheet as of a given date as our "Portfolio". Our Portfolio was approximately $6.6 billion as of December 31, 2024 and $6.2 billion December 31, 2023.

Portfolio

Our Portfolio totaled approximately $6.6 billion as of December 31, 2024, and included approximately $3.1 billion of BTM assets, approximately $2.6 billion of GC assets, and approximately $0.9 billion of FTN assets. Approximately 52% of our Portfolio consisted of unconsolidated equity investments in renewable energy related projects. Approximately 46% consisted of commercial and government receivables on our balance sheet, and the remainder of our Portfolio was real estate leased to renewable energy projects under long-term operating lease agreements. Our Portfolio consisted of over 550 transactions with an average size of $11 million and the weighted average remaining life of our Portfolio (excluding match-funded transactions) of approximately 16 years as of December 31, 2024.

The table below provides details on the interest rate and maturity of our receivables and debt securities as of December 31, 2024:

(in millions)		Balance	Maturity
Floating-rate receivable, interest rate of 10.0%	$	316	2027
Fixed-rate receivables, interest rates less than 5.00% per annum		46	2029 to 2047
Fixed-rate receivables, interest rates from 5.00% to 6.49% per annum		88	2025 to 2061
Fixed-rate receivables, interest rates from 6.50% to 7.99% per annum		973	2025 to 2069
Fixed-rate receivables, interest rates from 8.00% to 9.49% per annum		1,062	2026 to 2039
Fixed-rate receivables, interest rates 9.50% or greater per annum		461	2025 to 2050
Receivables[(1)]		2,946	
Less: Allowance for loss on receivables		(50)	
Receivables, net of allowance		2,896	
Fixed-rate investments, interest rates less than 5.00% per annum		7	2033 to 2047
TOTAL RECEIVABLES AND INVESTMENTS	**$**	**2,903**	

(1) Excludes receivables held-for-sale of $76 million.

The table below presents, for the debt investments and real estate related holdings of our Portfolio and our interest-bearing liabilities inclusive of our short-term commercial paper issuances and revolving credit facilities, the average outstanding balances, income earned, interest expense incurred, and average yield or cost. Our earnings from our equity method investments are not included in this table.

	Years Ended December 31,		
(dollars in millions)	2024	2023	2022
Portfolio, excluding equity method investments			
Interest income, receivables	$ 260	$ 203	$ 132
Average balance of receivables	$ 3,086	$ 2,424	$ 1,650
Average interest rate of receivables	8.4%	8.4%	8.0%
Interest income, investments	$ 1	$ 1	$ 1
Average balance of investments	$ 12	$ 12	$ 13
Average interest rate of investments	6.1%	4.9%	4.4%
Rental income	$ 2	$ 21	$ 26
Average balance of real estate	$ 25	$ 286	$ 357
Average yield on real estate	8.5%	7.4%	7.3%
Average balance of receivables, investments, and real estate	$ 3,123	$ 2,722	$ 2,021
Average yield from receivables, investments, and real estate	8.4%	8.3%	7.9%
Debt			
Interest expense, including the impact of cash flow hedges[1]	$ 241	$ 171	$ 116
Average balance of debt	$ 4,273	$ 3,437	$ 2,688
Average cost of debt	5.6%	5.0%	4.3%

(1) Excludes loss on debt modification or extinguishment included in interest expense in our income statement.

The following table provides a summary of our anticipated principal repayments for our receivables and investments as of December 31, 2024:

	Principal payment due by Period				
(in millions)	Total	Less than 1 year	1-5 years	5-10 years	More than 10 years
Receivables (excluding allowance)	$ 2,946	$ 113	$ 1,292	$ 1,072	$ 469
Investments	7	1	1	3	2

See Note 6 to our audited financial statements in this Form 10-K for information on:

- the anticipated maturity dates of our receivables and investments and the weighted average yield for each range of maturities as of December 31, 2024,
- the term of our leases and a schedule of our future minimum rental income under our land lease agreements as of December 31, 2024,
- the Performance Ratings of our Portfolio, and
- the receivables on non-accrual status.

For information on our securitization assets relating to our securitization trusts, see Note 5 to our audited financial statements in this Form 10-K. The securitization assets do not have a contractual maturity date and the underlying securitized assets have contractual maturity dates until 2065.

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

	Years ended December 31,			
(dollars in thousands)	2024	2023	$ Change	% Change
Revenue				
Interest income	$ 263,792	$ 207,794	$ 55,998	27%
Rental income	2,095	21,251	(19,156)	(90)%
Gain on sale of assets	80,341	68,637	11,704	17%
Securitization asset income	26,054	19,259	6,795	35%
Other income	11,313	2,930	8,383	286%
Total revenue	**383,595**	**319,871**	**63,724**	**20%**
Expenses				
Interest expense	242,364	171,008	71,356	42%
Provision for loss on receivables	1,059	11,832	(10,773)	(91)%
Compensation and benefits	81,319	64,344	16,975	26%
General and administrative	32,905	31,283	1,622	5%
Total expenses	**357,647**	**278,467**	**79,180**	**28%**
Income before equity method investments	**25,948**	**41,404**	**(15,456)**	**(37)%**
Income (loss) from equity method investments	247,878	140,974	106,904	76%
Income (loss) before income taxes	**273,826**	**182,378**	**91,448**	**50%**
Income tax benefit (expense)	(70,198)	(31,621)	(38,577)	122%
NET INCOME (LOSS)	**$ 203,628**	**$ 150,757**	**$ 52,871**	**35%**

- Net income increased by approximately $53 million as a result of a $107 million increase in income from equity method investments and a $64 million increase in total revenue, partially offset by a $79 million increase in total expense and a $39 million increase in income tax expense. These results do not include the Non-GAAP earnings adjustment related to equity method investments, which is discussed in the Non-GAAP Financial Measures section.
- Interest income and securitization asset income increased by $63 million due to a larger receivable portfolio and a larger securitization assets balance. Rental income decreased as a result of the deconsolidation of certain special purpose entities which held such land assets as a result of amendments to terms of the non-recourse debt held by those special purpose entities. See the table above for information on our average receivables, investment, and land balance and average yield on those assets. Gain on sale of assets increased by $12 million primarily due to a larger volume of assets being securitized. Other income increased by $8 million due to fees earned from asset management activities, including $5 million of fees earned related to our temporary role as service provider to special purpose vehicles in which we have invested that were previously sponsored by SunPower Corporation. In 2025, these services will be provided by an equity method investee we have formed with the replacement investor in those special purpose vehicles.
- Interest expense for the year increased by approximately $71 million due to a higher average rate on a higher average debt balance. See the table above for detail on our average debt rate and average debt balance. Provision for loss on receivables decreased by $11 million compared to the prior period as a result of the release of certain loan specific reserves due to the contributions of loans to a co-investment structure and non-recurring prepayments, offset partially by provision on new loans and loan commitments.
- Compensation and benefits increased by $17 million as a result of an increase in our employee headcount and compensation. General and administrative increased by $2 million due to additional investment in corporate infrastructure. Included in compensation and benefits and general and administrative expenses for 2024 are $6 million of costs related to our temporary role as service provider to special purpose vehicles in which we have invested previously sponsored by SunPower Corporation. In 2025, these services will be provided by an equity method investee we have formed with the replacement investor in those special purpose vehicles.
- Income from equity method investments increased by $107 million, primarily due to allocations of income in the current period related to tax credits allocated to our investors related to a grid-connected utility-scale solar project, as those tax credits reduced the tax equity investors ongoing claim on the net assets of the project.
- Income tax expense increased by $39 million primarily due to an increase in our pre-tax book income.

Non-GAAP Financial Measures

We consider the following non-GAAP financial measures useful to investors as key supplemental measures of our performance: (1) adjusted earnings, (2) adjusted net investment income, (3) managed assets, and (4) adjusted cash from operations plus other portfolio collections. These non-GAAP financial measures should be

considered along with, but not as alternatives to, net income or loss as measures of our operating performance. These non-GAAP financial measures, as calculated by us, may not be comparable to similarly named financial measures as reported by other companies that do not define such terms exactly as we define such terms.

Adjusted Earnings

We calculate adjusted earnings as GAAP net income (loss) excluding non-cash equity compensation expense, provisions for loss on receivables, amortization of intangibles, non-cash provision (benefit) for taxes, losses or (gains) from modification or extinguishment of debt facilities, any one-time acquisition related costs or non-cash tax charges and the earnings attributable to our non-controlling interest of our Operating Partnership. We also make an adjustment to eliminate our portion of fees we earn from related-party co-investment structures, and for our equity method investments in the renewable energy projects as described below. We will use judgment in determining when we will reflect the losses on receivables in our adjusted earnings and will consider certain circumstances such as the time period in default, sufficiency of collateral as well as the outcomes of any related litigation. In the future, adjusted earnings may also exclude one-time events pursuant to changes in GAAP and certain other adjustments as approved by a majority of our independent directors. Prior to 2024, we referred to this metric as distributable earnings.

We believe a non-GAAP measure, such as adjusted earnings, that adjusts for the items discussed above is and has been a meaningful indicator of our economic performance in any one period and is useful to our investors as well as management in evaluating our performance as it relates to expected dividend payments over time. Additionally, we believe that our investors also use adjusted earnings, or a comparable supplemental performance measure, to evaluate and compare our performance to that of our peers, and as such, we believe that the disclosure of adjusted earnings is useful to our investors.

Certain of our equity method investments in renewable energy and energy efficiency projects are structured using typical partnership "flip" structures where the investors with cash distribution preferences receive a pre-negotiated return consisting of priority distributions from the project cash flows, in many cases, along with tax attributes. Once this preferred return is achieved, the partnership "flips" and the common equity investor, often the operator or sponsor of the project, receives more of the cash flows through its equity interests while the previously preferred investors retain an ongoing residual interest. We have made investments in both the preferred and common equity of these structures. Regardless of the nature of our equity interest, we typically negotiate the purchase prices of our equity investments, which have a finite expected life, based on our underwritten project cash flows discounted back to the net present value, based on a target investment rate, with the cash flows to be received in the future reflecting both a return on the capital (at the investment rate) and a return of the capital we have committed to the project. We use a similar approach in the underwriting of our receivables.

Under GAAP, we account for these equity method investments utilizing the HLBV method. Under this method, we recognize income or loss based on the change in the amount each partner would receive, typically based on the negotiated profit and loss allocation, if the assets were liquidated at book value, after adjusting for any distributions or contributions made during such quarter. The HLBV allocations of income or loss may be impacted by the receipt of tax attributes, as tax equity investors are allocated losses in proportion to the tax benefits received, while the sponsors of the project are allocated gains of a similar amount. The investment tax credit available for election in solar projects is a one-time credit realized in the quarter when the project is considered operational for tax purposes and is fully allocated under HLBV in that quarter (subject to an impairment test), while the production tax credit required for wind projects and electable for solar projects is a ten-year credit and thus is allocated under HLBV over a ten year period. In addition, the agreed upon allocations of the project's cash flows may differ materially from the profit and loss allocation used for the HLBV calculations in a given period. We also consider the impact of any OTTI in determining our income from equity method investments.

The cash distributions for those equity method investments where we apply HLBV are segregated into a return on and return of capital on our cash flow statement based on the cumulative income (loss) that has been allocated using the HLBV method. However, as a result of the application of the HLBV method, including the impact of tax allocations, the high levels of depreciation and other non-cash expenses that are common to renewable energy projects and the differences between the agreed upon profit and loss and the cash flow allocations, the distributions and thus the economic returns (i.e. return on capital) achieved from the investment are often significantly different from the income or loss that is allocated to us under the HLBV method in any one period. Thus, in calculating adjusted earnings, for certain of these investments where there are characteristics as described above, we further adjust GAAP net income (loss) to take into account our calculation of the return on capital (based upon the underwritten investment rate), as adjusted to reflect the performance of the project and the cash distributed. We believe this equity method investment adjustment to our GAAP net income (loss) in calculating our adjusted earnings measure is an important supplement to the income (loss) from equity method investments as determined under GAAP for an investor to understand the economic performance of these investments where HLBV income can differ substantially from the economic returns in any one period.

We have acquired equity investments in portfolios of projects which have the majority of the distributions payable to more senior investors in the first few years of the project. The following table provides results related to our equity method investments for the last three years:

	Years ended December 31,		
(dollars in millions)	2024	2023	2022
Income (loss) under GAAP	$ 248	$ 141	$ 31
Collections of Adjusted earnings	$ 90	$ 39	$ 57
Return of capital	17	24	101
CASH COLLECTED[1]	**$ 107**	**$ 63**	**$ 158**

(1) Cash collected during 2023 and 2022 includes $9 million and $64 million, respectively of debt issuance proceeds from certain of our equity method investees, the repayment of which we have guaranteed.

Adjusted earnings does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), or an indication of our cash flow from operating activities (determined in accordance with GAAP), or a measure of our liquidity, or an indication of funds available to fund our cash needs, including our ability to make cash distributions. In addition, our methodology for calculating adjusted earnings may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures, and accordingly, our reported adjusted earnings may not be comparable to similar metrics reported by other companies.

We have calculated our adjusted earnings for the years ended December 31, 2024, 2023 and 2022. The table below provides a reconciliation of our GAAP net income to adjusted earnings:

	Years Ended December 31,					
	2024		2023		2022	
(dollars in thousands, except per share amounts)	$	Per Share	$	Per Share	$	Per Share
Net income attributable to controlling stockholders[1]	$ 200,037	$ 1.62	$ 148,836	$ 1.42	$ 41,502	$ 0.47
Adjustments:						
Reverse GAAP income from equity method investments	(247,878)		(140,974)		(31,291)	
Equity method investments earnings adjustment[2]	239,032		156,757		131,762	
Elimination of proportionate share of fees earned from co-investment structures[3]	(2,144)		—		—	
Equity-based expenses	25,608		19,782		20,101	
Non-cash provision for loss on receivables[4]	1,059		11,832		12,798	
Loss (gain) on debt modification or extinguishment	953		—		—	
Amortization of intangibles	180		2,473		3,129	
Non-cash provision (benefit) for income taxes	70,198		31,621		7,381	
Current year earnings attributable to non-controlling interest	3,591		1,921		409	
Adjusted earnings	$ 290,636	$ 2.45	$ 232,248	$ 2.23	$ 185,791	$ 2.08
Shares for adjusted earnings per share[5]	118,648,176		104,319,803		89,355,907	

(1) The per share data reflects the GAAP diluted earnings per share and is the most comparable GAAP measure to our Adjusted earnings per share.
(2) This is a non-GAAP adjustment to reflect the return on capital of our equity method investments as described above.
(3) This adjustment is to eliminate the intercompany portion of fees received from co-investment structures that for GAAP net income is included in the Equity method income line item. Since we remove GAAP Equity method income for purposes of our Adjusted earnings metric, we add back the elimination through this adjustment.
(4) In addition to these provisions, in 2022 we wrote off two commercial receivables with a combined total carrying value of approximately $8 million which represented assignments of land lease payments from two wind projects that we had originated in 2014 as a part of an acquisition of a large land portfolio. In 2017, the operator of the projects terminated the lease, at which time we filed a legal claim and placed these assets on non-accrual status. In 2019, we received a court decision indicating that the owners of the projects were within their rights under the contract terms to terminate the lease which impacts the land lease assignments to us, at which time we reserved the receivables for their full carrying amount. In 2022, we received a court decision indicating that our appeal was not successful, and accordingly wrote off the full amount of the receivable. We have excluded the write-off from Adjusted earnings for the year ended December 31, 2022, due to the infrequent occurrence of credit losses as well as the unique nature of the receivables, as the assignment of land lease payments from wind projects represent a small portion of our total portfolio. In 2024, we concluded that an equity method investment, along with certain loans we had made to this investee, were not recoverable. The equity method investment and loans had a carrying value of $0 due to the losses already recognized through GAAP income from equity method investments as a result of operating losses sustained by the investee. We have excluded this write-off from Adjusted earnings, as this investment was an investment in a corporate entity which is not a part of our current investment strategy and is immaterial to our Portfolio. The loss associated with these investments is included in our Average Annual Realized Loss on Managed Assets metric disclosed below.
(5) Shares used to calculated Adjusted earnings per share represents the weighted average number of shares outstanding including our issued unrestricted common shares, restricted stock awards, restricted stock units, long-term incentive plan units, and the non-controlling interest in our Operating Partnership. We include any potential common stock issuances related to share based compensation units in the amount we believe is reasonably certain to vest. As it relates to Convertible Notes, we will assess the market characteristics around the instrument to determine if it is more akin to debt or equity based on the value of the underlying shares compared to the conversion price. If the instrument is more debt-like then we will include any related interest expense and exclude the underlying shares issuable upon conversion of the instrument. If the instrument is more equity-like and is more dilutive when treated as equity then we will exclude any related interest expense and include the weighted average shares underlying the instrument. We will consider the impact of any capped calls in assessing whether an instrument is equity-like or debt like.

Adjusted Net Investment Income

We have a portfolio of investments that we finance using a combination of debt and equity. We calculate adjusted net investment income as shown in the table below by adjusting GAAP-based net investment income for those earnings adjustments that are applicable to adjusted net investment income. We believe that this measure is useful to investors as it shows the recurring income generated by our Portfolio after the associated interest cost of debt financing. Our management also uses adjusted net investment income in this way. Our non-GAAP adjusted net investment income measure may not be comparable to similarly titled measures used by other companies. For further information on the adjustments between GAAP-based net investment income and adjusted net investment income, see the discussion above related to Adjusted Earnings. Prior to 2024, we referred to this measure as distributable net investment income.

The following is a reconciliation of our GAAP-based net investment income to our adjusted net investment income for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,		
(in thousands)	2024	2023	2022
Interest income	$ 263,792	$ 207,794	$ 134,656
Rental income	2,095	21,251	26,245
GAAP-based investment revenue	$ 265,887	$ 229,045	$ 160,901
Interest expense	242,364	171,008	115,559
GAAP-based net investment income	$ 23,523	$ 58,037	$ 45,342
Equity method earnings adjustment	239,032	156,757	131,762
Loss (gain) on debt modification or extinguishment	953	—	—
Amortization of real estate intangibles	180	2,473	3,061
Adjusted net investment income	$ 263,688	$ 217,267	$ 180,165

Managed Assets

As we consolidate assets on our balance sheet, securitize assets off-balance sheet, and manage asset in which we coinvest with other parties, certain receivables and other assets are not reflected on our balance sheet where we may have a residual interest in the performance of the investment, such as a retained interest in cash flows. Thus, we present our investments on a non-GAAP "Managed Assets" basis. We believe that our Managed Asset information is useful to investors because it portrays the amount of both on- and off-balance sheet assets that we manage, which enables investors to understand and evaluate the credit performance associated with our portfolio of receivables, equity investments, and residual assets in off-balance sheet assets. Our management also uses Managed Assets in this way. Our non-GAAP Managed Assets measure may not be comparable to similarly titled measures used by other companies.

The following is a reconciliation of our GAAP-based Portfolio to our Managed Assets as of December 31, 2024 and 2023:

	As of December 31,	
(dollars in millions)	**2024**	**2023**
Equity method investments	$ 3,612	$ 2,966
Receivables, net of allowance	2,896	3,074
Receivables held-for-sale	76	35
Real estate	3	111
Investments	7	7
GAAP-based Portfolio	6,594	6,193
Other investors' share of assets held in securitization trusts	6,809	6,060
Other investors' share of assets held in co-investment structures(1)	300	—
Managed assets	$ 13,703	$ 12,253

(1) Total assets in co-investment structures are $600 million and an additional $215 million relates to closed transactions not yet funded as of December 31, 2024.

Adjusted Cash Flow from Operations Plus Other Portfolio Collections

We operate our business in a manner that considers total cash collected from our portfolio and making necessary operating and debt service payments to assess the amount of cash we have available to fund dividends and investments. We believe that the aggregate of these items, which combine as a non-GAAP financial measure titled Adjusted Cash Flow from Operations plus Other Portfolio Collections, is a useful measure of the liquidity we have available from our assets to fund both new investments and our regular quarterly dividends. This non-GAAP financial measure may not be comparable to similarly titled or other similar measures used by other companies. Although there is also not a directly comparable GAAP measure that demonstrates how we consider cash available for dividend payment, below is a reconciliation of this measure to Net cash provided by operating activities.

Also, Adjusted Cash Flow from Operations plus Other Portfolio Collections differs from Net cash provided by (used in) investing activities in that it excludes many of the uses of cash used in our investing activities such as Equity method investments, Purchases of and investments in receivables, Purchases of investments, and Collateral provided to and received from hedge counterparties. In addition, Adjusted Cash Flow from Operations plus Other Portfolio Collections is not comparable to Net cash provided by (used in) financing activities in that it excludes many of our financing activities such as proceeds from common stock issuances and borrowings and repayments of unsecured debt.

Cash available for reinvestment is a non-GAAP measure which is calculated as adjusted cash flow from operations plus other portfolio collections less dividend and distribution payments made during the period. We believe Cash available for reinvestment is useful as a measure of our ability to make incremental investments from reinvested capital after factoring in all necessary cash outflows to operate the business. Management uses Cash available for reinvestment in this way, and we believe that our investors use it in a similar fashion.

	For the year ended December 31,		
(in thousands)	2024	2023	2022
Net cash provided by operating activities	$ 5,852	$ 99,689	$ 230
Changes in receivables held-for-sale	29,273	(51,538)	62,953
Equity method investment distributions received	39,142	30,140	110,064
Proceeds from sales of equity method investments	9,472	—	1,700
Principal collections from receivables	600,652	197,784	125,976
Proceeds from sales of receivables	171,991	7,634	5,047
Proceeds from sales of land	115,767	—	4,550
Principal collections from investments[1]	47	3,805	171
Proceeds from the sale of a previously consolidated VIE[1]	5,478	—	—
Proceeds from sales of investments and securitization assets	5,390	—	7,020
Principal payments on non-recourse debt	(72,989)	(21,606)	(30,581)
Adjusted cash flow from operations and other portfolio collections	$ 910,075	$ 265,908	$ 287,130
Less: Dividends	(192,269)	(159,786)	(132,198)
Cash Available for Reinvestment	$ 717,806	$ 106,122	$ 154,932

(1) Included in Other in the cash provided (used in) investing activities section of our statement of cash flows.

	For the year ended December 31,		
(in thousands)	2024	2023	2022
Components of adjusted cash flow from operations plus other portfolio collections:			
Cash collected from our portfolio	$ 891,250	$ 442,322	$ 424,301
Cash collected from sale of assets[1]	325,051	34,034	46,673
Cash used for compensation and benefit expenses and general and administrative expenses	(85,519)	(78,681)	(64,187)
Interest paid[2]	(172,679)	(138,418)	(98,704)
Securitization asset and other income	33,044	26,506	18,897
Principal payments on non-recourse debt	(72,989)	(21,606)	(30,581)
Other	(8,083)	1,751	(9,270)
Adjusted cash flow from operations and other portfolio collections	$ 910,075	$ 265,908	$ 287,129

(1) Includes cash from the sale of assets on our balance sheet as well as securitization transactions.
(2) For the year ended December 31, 2024, interest paid includes a $20 million cash benefit from the settlement of a derivative which was designated as a cash flow hedge.

Other Measures and Metrics

Average Annual Realized Loss on Managed Assets

Average Annual Realized Loss on Managed Assets represents the average annual rate of our incurred losses, calculated as the amount of realized losses incurred in each year as a percentage of each year's average annual Managed Assets. This metric is calculated on the ten year period ending December 31, 2024. Incurred losses include both realized losses on equity method investments and realized credit losses on receivables and investments. Although there is not a direct comparable GAAP measure, we have presented average annual recognized loss on Managed Assets as calculated under GAAP for comparison. Average Annual Realized Loss on Managed Assets differs from average annual recognized loss on Managed Assets as calculated under GAAP as the timing is based on realization of loss rather than GAAP recognition. We believe that Average Annual Realized Loss on Managed Assets provides an additional metric for assessing our underwriting quality over our history of investing in climate solutions. Our management uses it in this way and we believe that our investors use it in a similar fashion to evaluate our investment performance, and as such, we believe that its disclosure is useful to our investors. The table below shows these metrics as of December 31, 2024 is:

Average Annual Recognized Loss (GAAP) on Managed Assets	0.12 %
Average Annual Realized Loss on Managed Assets	0.07 %

Portfolio Yield

We calculate portfolio yield as the weighted average underwritten yield of the investments in our Portfolio as of the end of the period. Underwritten yield is the rate at which we discount the expected cash flows from the assets in our Portfolio to determine our purchase price. In calculating underwritten yield, we make certain assumptions, including the timing and amounts of cash flows generated by our investments, which may differ from actual results, and may update this yield to reflect our most current estimates of project performance. We believe that portfolio yield provides an additional metric to understand certain characteristics of our Portfolio as of a point in time. Our management uses portfolio yield this way and we believe that our investors use it in a similar fashion to evaluate certain characteristics of our Portfolio compared to our peers, and as such, we believe that the disclosure of portfolio yield is useful to our investors.

Our Portfolio totaled approximately $6.6 billion as of December 31, 2024. Unlevered portfolio yield was 8.3% as of December 31, 2024 and 7.9% as of December 31, 2023. See Note 6 to our financial statements and MD&A - Our Business in this Form 10-K for additional discussion of the characteristics of our Portfolio as of December 31, 2024.

Human Capital Metrics

As part of our broader human capital strategy, we monitor and disclose certain metrics which help us understand our workforce. As of December 31, 2024, we employed 153 people full-time, 5 people part-time, and 11 people as independent contractors. The average tenure of our employees as of December 31, 2024, was approximately 4.5 years, and more than 40% of our employees had been employed by us for more than 4 years. For the year ended December 31, 2024, we had a voluntary employee turnover rate of 5%. There were no retirements or resignations related to ill health.

As discussed in Item 1. Business - Human Capital Strategy, we believe that fostering an internal culture of belonging that is supportive and allows people of all background to flourish lends itself to the highest levels of company performance and facilitates the attraction and retention of best-in-class talent. We track and report internally on key talent metrics including workforce demographics, critical role pipeline data, diversity data, and engagement and inclusion metrics. These metrics are actively managed and reported to our executive leadership as well as our Board.

In addition to diversity of gender and ethnic background, we also value diversity of thought, with 54% of our leadership team and 70% of our Board possessing degrees outside the fields of business or economics, including in science and engineering, liberal and fine arts, and law.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential short term (within one year) and long term cash requirements. We carefully manage and forecast our liquidity sources and uses on a frequent basis. Our sources of liquidity typically include collections from our Portfolio, cash proceeds from asset sales and securitizations, fee revenue, proceeds from debt transactions, and proceeds from equity transactions. Our uses of liquidity typically include funding investments, operating expenses (including cash compensation), interest and principal payments on our debt, stockholder dividends and limited partner distributions, and funding investments.

We typically pay our operating expenses, our debt service, and dividends from collections on our Portfolio and proceeds from sales of Portfolio investments. We use borrowings as part of our financing strategy to increase potential returns to our stockholders and have available to us a broad range of financing sources. We finance our investments primarily with non-recourse or recourse debt, equity and off-balance sheet securitization or co-investment structures.

We maintain sufficiently available liquidity in the form of unrestricted cash and immediately available capacity on our credit facilities to manage our net cash flow. Below is a summary of our available liquidity by source:

(in millions)		As of December 31, 2024
Unrestricted cash	$	130
Unused capacity under our unsecured revolving credit facility(1)		1,241
Unused capacity under our Credit-enhanced commercial paper program		125
Unused capacity under our senior secured credit facility		22
Total liquidity	$	1,518

(1) Our unused capacity under the unsecured revolving credit facility is $1,341 million, however we have voluntarily reduced such capacity by the $100 million principal amount of the standalone commercial paper notes outstanding to serve as a credit enhancement to those standalone commercial paper notes.

Capital markets activity during the year ended December 31, 2024

During the year ended December 31, 2024, we increased the available capacity available under our unsecured revolving credit facility to $1.35 billion, and extended the maturity of the facility to April 2028. We also extended the maturity of our unsecured term loan facility to April 2027, and used borrowings from the unsecured revolving credit facility to partially prepay our unsecured term loan facility by $275 million. We also increased the available capacity under our credit-enhanced green commercial paper notes program to $125 million, and extended the term of the facility to April 2026. We established a senior secured credit facility, designed to warehouse qualifying climate solutions assets until they achieve key technical milestones, at which point we may consider them for sale to large institutional investors under our established securitization programs. The capacity of this senior secured credit facility is $100 million, subject to the amount of pledged collateral. In December of 2024, we launched a stand-alone commercial paper notes program, whereby we can issue commercial paper notes up to the lesser of the amount of available capacity currently existing under our unsecured credit facility or $1 billion.

During the year ended December 31, 2024, we issued an additional $200 million principal amount of 2027 Senior Unsecured Notes for proceeds of $204 million, and issued $94 million of non-recourse debt secured by equity method investments. We also issued $1 billion of senior unsecured notes due 2034, and used $400 million of the net proceeds from such offering to redeem our 6.00% Senior Notes due 2025, and the remainder to temporarily repay a portion of the outstanding borrowings under our unsecured revolving credit facility. We also issued $204 million in equity during 2024.

As discussed in Note 8 to our financial statements in this Form 10-K, we entered into a strategic partnership with KKR called CarbonCount Holdings 1, LLC ("CCH1"), under which we each have committed to invest $1 billion in climate solutions projects over an 18 month period.

Maturities of recourse debt obligations

In addition to general operational obligations, which are typically paid as incurred, and dividends and distributions, which are declared by our Board quarterly, we have future cash needs related to the payments due at maturity of our Senior Unsecured Notes and our term loan facilities, and the balances of our short-term commercial paper programs and our revolving credit facilities. We also have maturities related to our non-recourse debt and Convertible Notes. However, as it relates to the non-recourse debt, to the extent there are not sufficient cash flows received from investments pledged as collateral for such debt, the investor has no recourse against other corporate assets to recover any shortfalls and corporate cash contributions would not be required. As it relates to the Convertible Notes, those obligations may be settled at maturity with cash, or with the issuance of shares to the extent that the market price of our common stock exceeds the strike price on our Convertible Notes. For further information on our long-term debt, see Note 8 to our financial statements of this Form 10-K.

The maturity profile of our recourse debt obligations are shown below:

Cash Maturities of Outstanding Debt as of December 31, 2024


$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2025 2026 2027 2028 2029 2030 2031 2032 2033 2034
Senior Unsecured Notes
Convertible Notes
Credit Facilities & Green Commercial Paper
Term Loans

Additional borrowings and financial leverage management

As a means of financing our business, we plan to continue to issue debt which may be either recourse or non-recourse and either fixed-rate or floating-rate and may issue additional equity. We also expect to use both on-balance sheet and off-balance sheet securitizations. We also use separately funded special purpose entities or co-investment vehicles to allow us to expand the investments that we make or to manage Portfolio diversification.

The decision as to how we finance specific assets or groups of assets is largely driven by risk and portfolio and financial management considerations, including the potential for gain on sale or fee income, as well as the overall interest rate environment, prevailing credit spreads, the terms of available financing, and financial market conditions. During periods of market disruptions, certain sources of financing may be more readily accessible than others which may impact our financing decisions. Over time, as market conditions change, we may use other forms of debt and equity in addition to these financing arrangements.

The amount of financial leverage we may deploy for particular assets will depend upon our target capital structure and the availability of particular types of financing and our assessment of the credit, liquidity, price volatility and other risks of such assets, and the interest rate environment. As shown in the table below, our debt to equity ratio was approximately 1.8 to 1 as of December 31, 2024, which is below our current Board-approved leverage limit of up to 2.5 to 1. Our percentage of fixed rate debt including the impact of our interest rate derivatives was approximately 100% as of December 31, 2024, which is at the top of our Board-approved targeted fixed rate debt percentage range of 75% to 100%. Our targeted fixed rate debt range allows for percentages as low as 70% on a short term basis if we intend to repay or swap floating rate borrowings in the near term.

The calculation of our fixed-rate debt and financial leverage as of December 31, 2024 and 2023 is shown in the chart below:

(dollars in millions)	December 31, 2024		% of Total	December 31, 2023		% of Total
Floating-rate borrowings[(1)]	$	—	—%	$	338	8%
Fixed-rate debt[(2)]		4,400	100%		3,909	92%
TOTAL DEBT	**$**	**4,400**	**100%**	**$**	**4,247**	**100%**
Equity	$	2,405		$	2,142	
Leverage		1.8 to 1			2.0 to 1	

(1) Floating-rate borrowings include borrowings under our floating-rate credit facilities and commercial paper issuances with less than six months original maturity, to the extent such borrowings are not hedged using interest rate swaps.

(2) Fixed-rate debt includes the impact of our interest rate swaps and collars on debt that is otherwise floating. Debt excludes securitizations that are not consolidated on our balance sheet.

We intend to use financial leverage for the primary purpose of financing our Portfolio and business activities and not for the purpose of speculating on changes in interest rates. While we may temporarily exceed the leverage limit, if our Board approves a material change to this limit, we anticipate advising our stockholders of this change through disclosure in our periodic reports and other filings under the Exchange Act.

While we generally intend to hold our target assets that we do not securitize upon acquisition as long term investments, certain of our investments may be sold in order to manage our interest rate risk and liquidity needs, to meet other operating objectives and to adapt to market conditions. The timing and impact of future sales of receivables and investments, if any, cannot be predicted with any certainty.

We or our affiliates may, at any time and from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

We believe our identified sources of liquidity will be adequate for purposes of meeting our short-term and long-term liquidity needs, which include funding future investments, debt service, operating costs and distributions to our stockholders.

Sources and Uses of Cash

We had approximately $150 million and $75 million in unrestricted cash, cash equivalents, and restricted cash as of December 31, 2024 and 2023, respectively. The following table summarizes our cash flows for the years ended December 31, 2024, 2023, and 2022. See our statements of cash flows for full details on the components of each category of cash flows. As discussed above, Adjusted cash from operations plus other portfolio collections was $910 million for the year ended December 31, 2024.

	For the year ended December 31,					
(in millions)	2024		2023		2022	
Cash provided by (used in) operating activities	$	6	$	100	$	—
Cash provided by (used in) investing activities		(131)		(1,993)		(592)
Cash provided by (used in) financing activities		200		1,792		517
Increase (decrease) in cash and cash equivalents	$	75	$	(101)	$	(75)

Discussion of significant changes in cash provided by operating activities

Net cash provided by operating activities for the year ended December 31, 2024 was $94 million lower than the year ended December 31, 2023. Net income was $53 million higher in the current period, which was offset by higher net negative adjustments to net income of $147 million when compared to the prior period.

Discussion of significant changes in cash used in investing activities

Net cash used in investing activities for the year ended December 31, 2024 was $1.8 billion lower than the year ended December 31, 2023. In 2024, we invested $473 million less in equity method in equity method investments, made $676 million fewer loans and investments, We received $116 million more for the sale of real estate, $164 million more from the sale of receivables, and collected $403 million additional in principal collections from receivables, driven primarily by a large prepayment in 2024.

Discussion of significant changes in cash provided by financing activities

Net cash provided by financing activities for the year ended December 31, 2024 was $1.6 billion lower than the year ended December 31, 2023. Net credit facility activity was $750 million lower than in the prior year. We issued $115 million less in term loans in the current year, and made $551 million additional term loan payments. We issued $289 million less common stock in the current period. We had a net $221 million cash inflow related to the

issuance and repayments of convertible notes and related capped call purchase in 2023 which did not recur in the current period. Hedging collateral financing activities provided $39 million more in 2024 than in 2023.

Supplemental Guarantor Information

The Company and each of Hannon Armstrong Sustainable Infrastructure, L.P., Hannon Armstrong Capital, LLC. HAC Holdings I LLC, HAC Holdings II LLC, HAT Holdings I LLC and HAT Holdings II LLC (the "Subsidiary Guarantors") have filed a shelf registration statement on Form S-3 with the SEC pursuant to which the Company may offer and sell debt securities from time to time and such securities may be guaranteed by the Subsidiary Guarantors.

The Subsidiary Guarantors are consolidated in the Company's Consolidated Financial Statements and separate Consolidated Financial Statements of the Subsidiary Guarantors have not been presented in accordance with Rule 3-10 of Regulation S-X. Furthermore, as permitted under Rule 13-01(a)(4)(vi), the Company has excluded the summarized financial information for the Subsidiary Guarantors as the assets, liabilities and results of operations of the Company and the Subsidiary Guarantors are not materially different than the corresponding amounts presented in the Consolidated Financial Statements of the Company, and management believes such summarized financial information would be repetitive and not provide incremental value to investors.

Off-Balance Sheet Arrangements

We have relationships with non-consolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, or special purpose or variable interest entities, established to facilitate the sale of securitized assets. Other than our securitization assets (including any outstanding servicer advances) of approximately $263 million as of December 31, 2024, that may be at risk in the event of defaults or prepayments in our securitization trusts and as discussed below, and except as disclosed in Note 9 to our audited financial statements in this Form 10-K, we have not guaranteed any obligations of non-consolidated entities or entered into any commitment or intent to provide additional funding to any such entities. A more detailed description of our relations with non-consolidated entities can be found in Note 2 of our audited financial statements in this Form 10-K.

In connection with some of our transactions, we have provided certain limited guarantees to other transaction participants covering the accuracy of certain limited representations, warranties or covenants and provided an indemnity against certain losses from "bad acts" including fraud, failure to disclose a material fact, theft, misappropriation, voluntary bankruptcy or unauthorized transfers. In some transactions, we have also guaranteed our compliance with certain tax matters, such as negatively impacting the investment tax credit and certain other obligations in the event of a change in ownership or our exercising certain protective rights.

Dividends

Any distributions we make will be at the discretion of our Board and will depend upon, among other things, our actual results of operations. These results and our ability to pay distributions will be affected by various factors, including the net interest and other income from our assets, our operating expenses and any other expenditures. In the event that our Board determines to make distributions in excess of the income or cash flow generated from our assets, we may make such distributions from the proceeds of future offerings of equity or debt securities or other forms of debt financing or the sale of assets.

Our Board had approved of our revocation of our REIT status effective for tax year 2024. We elected to be taxed as a REIT during tax years 2023 and previous. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pays tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. As a REIT, we paid quarterly distributions, which on an annual basis equaled or exceeded substantially all of our REIT taxable income. The taxable income of the REIT would vary from our GAAP earnings due to a number of different factors including the book to tax timing differences of income and expense recognition from our transactions as well as the amount of taxable income of our TRS distributed to the REIT. See Note 10 to our financial statements in this Form 10-K regarding the amount of our distributions that are treated as ordinary taxable income to our stockholders.

The dividends declared in 2024 and 2023 are described in Note 11 to our audited financial statements in this Form 10-K.

Book Value Considerations

As of December 31, 2024, we carried only our investments, residual assets in securitized financial assets, and our derivatives at fair value on our balance sheet. As a result, in reviewing our book value, there are a number of important factors and limitations to consider. Other than our investments, the residual assets in securitized financial assets, and derivatives that are carried on our balance sheet at fair value as of December 31, 2024, the carrying value of our remaining assets and liabilities are calculated as of a particular point in time, which is largely determined at the time such assets and liabilities were added to our balance sheet using a cost basis in accordance

with GAAP, adjusted for income or loss recognized on such assets. Other than the allowance for current expected credit losses applied to our receivables, our remaining assets and liabilities do not incorporate other factors that may have a significant impact on their value, most notably any impact of business activities, changes in estimates, or changes in general economic conditions, interest rates or commodity prices since the dates the assets or liabilities were initially recorded. Accordingly, our book value does not necessarily represent an estimate of our net realizable value, liquidation value or our fair market value.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We anticipate that our primary market risks will be related to the credit quality of our counterparties and project companies, market interest rates, the liquidity of our assets, commodity prices and environmental factors. We will seek to manage these risks while, at the same time, seeking to provide an opportunity to stockholders to realize attractive returns through ownership of our common stock.

Credit Risks

We source and identify quality opportunities within our broad areas of expertise and apply our rigorous underwriting processes to our transactions, which, we believe, will generally enable us to minimize our credit losses and maintain access to attractive financing. Through our investments in various projects, we will be exposed to the credit risk of the obligor of the project's PPA or other long-term contractual revenue commitments, as well as to the credit risk of certain suppliers and project operators. We are exposed to credit risk in our other projects that do not benefit from governments as the obligor such as on balance sheet financing of projects undertaken by universities, schools and hospitals, as well as privately owned commercial projects. While we do not anticipate facing significant credit risk in our assets related to government energy efficiency projects, we are subject to varying degrees of credit risk in these projects in relation to guarantees provided by ESCOs where payments under energy savings performance contracts are contingent upon achieving pre-determined levels of energy savings. We have invested in mezzanine loans and, as a result, we are exposed to additional credit risk. We seek to manage credit risk through thorough due diligence and underwriting processes, strong structural protections in our transaction agreements with customers and continual, active asset management and portfolio monitoring. Nevertheless, unanticipated credit losses could occur and during periods of economic downturn in the global economy, our exposure to credit risks from obligors increases, and our efforts to monitor and mitigate the associated risks may not be effective in reducing our credit risks.

We use a risk rating system to evaluate projects that we target. We first evaluate the credit rating of the offtakers or counterparties to the project using an average of the external credit ratings for an obligor, if available, or an estimated internal rating based on a third-party credit scoring system. We then estimate the probability of default and estimated recovery rate based on the obligors' credit ratings and the terms of the contract. We also review the performance of each investment, including through, as appropriate, a review of project performance, monthly payment activity and active compliance monitoring, regular communications with project management and, as applicable, its obligors, sponsors and owners, monitoring the financial performance of the collateral, periodic property visits and monitoring cash management and reserve accounts. The results of our reviews are used to update the project's risk rating as necessary. Additional detail of the credit risks surrounding our Portfolio can be found in Note 6 to our financial statements in this Form 10-K.

Interest Rate and Borrowing Risks

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

We are subject to interest rate risk in connection with new asset originations and our floating-rate borrowings, and in the future, any new floating rate assets, credit facilities or other borrowings. Because short-term borrowings are generally short-term commitments of capital, lenders may respond to market conditions, making it more difficult for us to secure continued financing. If we are not able to renew our then existing borrowings or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these borrowings, we may have to curtail our origination of new assets and/or dispose of assets. We face particular risk in this regard given that we expect many of our borrowings will have a shorter duration than the assets they finance. Increasing interest rates may reduce the demand for our investments while declining interest rates may increase the demand. Both our current and future revolving credit facilities and other borrowings may be of limited duration and are periodically refinanced at then current market rates. We attempt to reduce interest rate risks and to minimize exposure to interest rate fluctuations through the use of fixed rate financing structures, when appropriate, whereby we seek to (1) match the maturities of our debt obligations with the maturities of our assets, (2) borrow at fixed rates for a period of time or (3) match the interest rates on our assets with like-kind debt (i.e., we may finance floating rate assets with floating rate debt and fixed-rate assets with fixed-rate debt), directly

or through the use of interest rate swap agreements, interest rate cap agreements or other financial instruments, or through a combination of these strategies. We expect these instruments will allow us to minimize, but not eliminate, the risk that we must refinance our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings. In addition to the use of traditional derivative instruments, we also seek to mitigate interest rate risk by using securitizations, syndications and other techniques to construct a portfolio with a staggered maturity profile. We monitor the impact of interest rate changes on the market for new originations and often have the flexibility to negotiate the term of our investments to offset interest rate increases.

Typically, our long-term debt, or that of the projects in which we invest if applicable, is at fixed rates or may at times be fixed using interest rate hedges that convert most of the floating rate debt to fixed rate debt. If interest rates rise, and our fixed rate debt balance remains constant, we expect the fair value of our fixed rate debt to decrease and the value of any hedges on floating rate debt to increase. See Note 3 to our audited financial statements in this Form 10-K for the estimated fair value of our fixed rate long-term debt, which is based on having the same debt service requirements that could have been borrowed at the date presented, at prevailing current market interest rates.

Our unsecured term loan is a variable rate loan with an outstanding balance of $247 million as of December 31, 2024, and our revolving credit facilities are variable rate lines of credit. We also have short-term green commercial paper borrowings outstanding of $100 million, which we may refinance through the issuance of additional paper at the then prevailing short-term rate. Increases in interest rates would result in higher interest expense while decreases in interest rates would result in lower interest expense. As described above, we may use various financing techniques including interest rate swap agreements, interest rate cap agreements or other financial instruments, or a combination of these strategies to mitigate the variable interest nature of these facilities, and have $618 million notional value of interest rate swaps to hedge these floating-rate borrowings. An increase in benchmark interest rates would not increase the quarterly interest expense related to our variable rate borrowings as a result of these interest rate swaps. Such hypothetical impact of interest rates on our variable rate borrowings does not consider the effect of any change in overall economic activity that could occur in a rising interest rate environment. Further, in the event of such a change in interest rates, we may take actions to further mitigate our exposure to such a change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the analysis assumes no changes in our financial structure.

We record certain of our assets at fair value in our financial statements and any changes in the discount rate would impact the value of these assets. See Note 3 to our audited financial statements in this Form 10-K.

Liquidity and Concentration Risk

The assets that comprise our Portfolio are not and are not expected to be publicly traded. A portion of these assets may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises, including in response to changes in economic and other conditions. Many of our assets, or the collateral supporting those assets, are concentrated in certain geographic areas and markets, which may make those assets or the related collateral more susceptible to market or environmental disruptions. As it relates to environmental risks, when we underwrite and structure our investments the environmental risks and opportunities are an integral consideration to our investment parameters. See also "Credit Risks" discussed above.

Commodity and Environmental Attribute Price Risk

When we make equity or debt investments for a renewable energy project that acts as a substitute for an underlying commodity, we may be exposed to volatility in prices for that commodity. The performance of renewable energy projects that produce electricity or natural gas can be impacted by volatility in the market prices of various forms of energy, including electricity, coal and natural gas. This is especially true for GC utility scale projects that sell power on a wholesale basis as opposed to BTM projects which compete against the retail or delivered costs of electricity which includes the cost of transmitting and distributing the electricity to the end user. Projects in which we invest, or in which we may plan to invest, may also be exposed to volatility in the prices of environmental attributes which the project may produce.

Although we generally focus on renewable energy projects that have the majority of their operating cash flow supported by long-term PPAs or leases, many of our projects have shorter term contracts (which may have the potential of producing higher current returns) or sell their power, energy or environmental attributes in the open market on a merchant basis. The cash flows of certain projects, and thus the repayment of, or the returns available for, our assets, are subject to risk if energy or environmental attribute prices change. We also attempt to mitigate our exposure through structural protections. These structural protections, which are typically in the form of a preferred return or cash sweep mechanism, are designed to allow recovery of our capital and an acceptable return over time. When structuring and underwriting these transactions, we evaluate

these transactions using a variety of scenarios, including natural gas prices remaining low for an extended period of time. As energy or environment attribute price volatility continues or as PPAs expire, the cash flows from certain of our projects are exposed to these market conditions and we work with the projects sponsors to minimize any impact as part of our on-going active asset management and portfolio monitoring. We often invest in utility scale solar projects by owning the land under the project where our rent is paid out of project operational costs before the debt or equity in the project receives any payments. Certain of the projects in which we invest may also be obligated to physically deliver energy under PPAs or related agreements, and to the extent they are unable to do so may be negatively impacted. Certain PPAs or related agreements may also price power at a different location than the location where power is delivered to the grid, and the projects may be negatively impacted to the extent to which these prices differ. To the extent transmission and distribution infrastructure in geographies in which we invest is not able to accommodate additional power, additional renewable penetration from other new projects in certain geographic areas could decrease the revenues of our projects.

Environmental Risks

Our business is impacted by the effects of climate change and various related regulatory responses. We discuss the risks and opportunities associated with the impacts of climate change in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Impact of climate change on our future operations. This discussion outlines potential qualitative impacts to our business, quantitative illustrations of sensitivity as well as our strategy and resilience to these risks and opportunities.

Risk Management

Our ongoing active asset management and portfolio monitoring processes provide investment oversight and valuable insight into our origination, underwriting and structuring processes. These processes create value through active monitoring of the state of our markets, enforcement of existing contracts and asset management. As described above, we engage in a variety of interest rate management techniques that seek to mitigate the economic effect of interest rate changes on the values of, and returns on, some of our assets. We seek to manage credit risk using thorough due diligence and underwriting processes, strong structural protections in our agreements with customers and continual, active asset management and portfolio monitoring. Additionally, we have a Finance and Risk Committee of our Board which discusses and reviews policies and guidelines with respect to our risk assessment and risk management for various risks, including, but not limited to, our interest rate, counter party, credit, capital availability, refinancing risks, and cybersecurity. While we cannot fully protect our investments, we seek to mitigate these risks by using third party experts to conduct engineering and weather analysis and insurance reviews as appropriate. Weather related risks are at times managed in cooperation with our clients where they buy offsetting power positions to mitigate power market disruptions or operational impacts. Once a transaction has closed we continue to monitor the environmental risks to the Portfolio. We further discuss our strategy to managing these risks in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Impact of climate change on our future operations.

Item 8. Financial Statements and Supplementary Data

HA Sustainable Infrastructure Capital, Inc., Consolidated Financial Statements, For the Years Ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
HA Sustainable Infrastructure Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HA Sustainable Infrastructure Capital, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accounting for Equity Investments

Description of the Matter	As discussed in Note 2 to the consolidated financial statements, the Company makes investments that are accounted for under the equity method of accounting. As of December 31, 2024, the Company held $3.61 billion of equity investments. The Company's determination that it does not have the power to direct the significant activities impacting each of the investees' economic performance ("power") is critical to its determination that it is not the primary beneficiary of the investee. Also, as described in Note 2 to the consolidated financial statements, for equity method investments that contain preferences with regard to cash flows from operations, capital events and liquidation in their respective limited liability company agreements ("LLC Agreements"), the Company applies the Hypothetical Liquidation at Book Value ("HLBV") method to record its share of profits and losses on these investments, which is recorded one quarter in arrears to allow for receipt of financial information from its investees. Also, as described in Note 2, the Company evaluates their equity method investments quarterly for other than temporary impairment ("OTTI"). This requires evaluating available qualitative and quantitative evidence to determine whether there may be indicators of a loss in investment value below carrying value. Auditing the Company's determination of whether it has power over an investee was complex and required significant judgment to determine both the activities of the investee that most significantly impact the investee's economics, and the distribution of power among the members of the investee that ultimately determine the outcome of such activities. In addition, auditing the Company's application of the HLBV method was challenging and inherently complex, because the application is based on its interpretations of the liquidation provisions outlined within investees' LLC Agreements. Lastly, evaluating available qualitative and quantitative evidence was subjective and required judgment as to whether there were indicators of a loss in investment value below carrying value.
How We Addressed the Matter in Our Audit	We tested the Company's controls that address the risks of material misstatement relating to: i) the determination of whether the Company has the power to direct the significant activities of the investees, ii) the recognition of its share of investees' profits and losses through use of the HLBV method based on financial information reported to the Company from its investees, and iii) the review of available qualitative and quantitative evidence in determining whether there may be indicators of a loss in investment value below carrying value. For example, we tested the Company's controls over management's review of the variable interest model and determination of whether the Company has power. We also tested controls over management's review of the HLBV method, including the application of any liquidation provisions and the financial information reported from their investees. Lastly, we tested controls over management's review of available quantitative and qualitative evidence and whether there were indicators of a loss in investment value below carrying value. To evaluate whether the Company has power over each investee, our audit procedures included, on a sample basis, reading LLC Agreements and evaluating management's analysis of the significant activities of the investee and which parties can direct those significant activities. For example, as part of our evaluation, we considered the purpose and design of each investee and the legal rights of each of the involved parties, including the significance of the decisions that each party makes. We also tested the rights of each party included in management's analysis by comparing such rights to the LLC Agreements. We tested the Company's application of the HLBV method for a sample of investments. Our audit procedures included, among others, involving tax professionals to assist in evaluating the Company's application of the liquidation provisions within the LLC Agreements. Specifically, we assessed the Company's HLBV calculations by agreeing provisions of the calculations, such as the application of stated preferred returns and allocation of tax attributes, to the terms of the LLC Agreements for each of these investments. We also performed additional procedures on the Company's HLBV calculations that included, but were not limited to, recalculating the stated preferred returns, recalculating allocations of tax attributes, comparing inputs included within the calculations to the information reported to the Company by its investee, and recalculating the Company's share of profits and losses of the investee. We reviewed the Company's evaluation of available qualitative and quantitative evidence and whether there may be indicators of a loss in investment value below carrying value for a sample of investments. This included, among others, evaluating management's identification of indicators that the Company's investments may have experienced a loss of value below carrying value, agreeing certain qualitative and quantitative information used in the assessment to source documents, testing clerical accuracy of the analysis as applicable, and assessing any contradictory evidence that arose during our audit.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1983.

Tysons, Virginia

February 14, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
HA Sustainable Infrastructure Capital, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited HA Sustainable Infrastructure Capital, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, HA Sustainable Infrastructure Capital, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Tysons, Virginia

February 14, 2025

HA Sustainable Infrastructure Capital, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except per share data)	December 31, 2024	December 31, 2023
Assets		
Cash and cash equivalents	$ 129,758	$ 62,632
Equity method investments	3,612,394	2,966,305
Receivables, net of allowance of $50 million and $50 million, respectively	2,895,837	3,073,855
Receivables held-for-sale	75,556	35,299
Real estate	2,984	111,036
Investments	6,818	7,165
Securitization assets, net of allowance of $3 million and $3 million, respectively	248,688	218,946
Other assets	108,210	77,112
Total Assets	**$ 7,080,245**	**$ 6,552,350**
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable, accrued expenses and other	$ 275,639	$ 163,305
Credit facilities	1,001	400,861
Commercial paper notes	100,057	30,196
Term loans payable	407,978	727,458
Non-recourse debt (secured by assets of $307 million and $239 million, respectively)	131,589	160,456
Senior unsecured notes	3,139,363	2,318,841
Convertible notes	619,543	609,608
Total Liabilities	**4,675,170**	**4,410,725**
Stockholders' Equity:		
Preferred stock, par value $0.01 per share, 50,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $0.01 per share, 450,000,000 shares authorized, 118,960,353 and 112,174,279 shares issued and outstanding, respectively	1,190	1,122
Additional paid-in capital	2,592,964	2,381,510
Accumulated deficit	(297,499)	(303,536)
Accumulated other comprehensive income (loss)	40,101	13,165
Non-controlling interest	68,319	49,364
Total Stockholders' Equity	**2,405,075**	**2,141,625**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 7,080,245**	**$ 6,552,350**

See accompanying notes.

HA Sustainable Infrastructure Capital, Inc.

Consolidated Statements of Operations

	Years Ended December 31,		
(Dollars in thousands, except per share data)	2024	2023	2022
Revenue			
Interest income	$ 263,792	$ 207,794	$ 134,656
Rental income	2,095	21,251	26,245
Gain on sale of assets	80,341	68,637	57,187
Securitization asset income	26,054	19,259	17,905
Other income	11,313	2,930	3,744
TOTAL REVENUE	**383,595**	**319,871**	**239,737**
Expenses			
Interest expense	242,364	171,008	115,559
Provision for loss on receivables and securitization assets	1,059	11,832	12,798
Compensation and benefits	81,319	64,344	63,445
General and administrative	32,905	31,283	29,934
TOTAL EXPENSES	**357,647**	**278,467**	**221,736**
Income before equity method investments	**25,948**	**41,404**	**18,001**
Income (loss) from equity method investments	247,878	140,974	31,291
Income (loss) before income taxes	**273,826**	**182,378**	**49,292**
Income tax benefit (expense)	(70,198)	(31,621)	(7,381)
Net income (loss)	**203,628**	**150,757**	**41,911**
Net income (loss) attributable to non-controlling interest holders	3,591	1,921	409
NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	**$ 200,037**	**$ 148,836**	**$ 41,502**
Basic earnings (loss) per common share	$ 1.72	$ 1.45	$ 0.47
Diluted earnings (loss) per common share	$ 1.62	$ 1.42	$ 0.47
Weighted average common shares outstanding—basic	115,548,087	101,844,551	87,500,799
Weighted average common shares outstanding—diluted	130,501,006	109,467,554	90,609,329

See accompanying notes.

HA Sustainable Infrastructure Capital, Inc.

Consolidated Statements of Comprehensive Income

(Dollars in thousands)	Years Ended December 31, 2024	2023	2022
Net income (loss)	$ 203,628	$ 150,757	$ 41,911
Unrealized gain (loss) on available-for-sale securities, net of tax (provision) benefit of $4.1 million, $1.8 million and $2.2 million in 2024, 2023, and 2022 respectively	(11,754)	12,761	(63,935)
Unrealized gain (loss) on interest rate swaps, net of tax (provision) benefit of $(13.5) million, $(3.3) million, and $(13.2) million in 2024, 2023, and 2022 respectively	39,173	10,764	43,401
Comprehensive income (loss)	231,047	174,282	21,377
Less: Comprehensive income (loss) attributable to non-controlling interest holders	4,074	1,884	176
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	**$ 226,973**	**$ 172,398**	**$ 21,201**

See accompanying notes.

HA Sustainable Infrastructure Capital, Inc.

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total
Balance at December 31, 2021	**85,327**	**$ 853**	**$ 1,727,667**	**$ (193,706)**	**$ 9,904**	**$ 21,797**	**$ 1,566,515**
Net income (loss)	—	—	—	41,502	—	409	41,911
Unrealized gain (loss) on available-for-sale securities	—	—	—	—	(63,211)	(724)	(63,935)
Unrealized gain (loss) on interest rate swaps	—	—	—	—	42,910	491	43,401
Issued shares of common stock	5,121	51	188,831	—	—	—	188,882
Equity-based compensation	—	—	3,159	—	—	16,942	20,101
Issuance (repurchase) of vested equity-based compensation shares	103	1	(3,213)	—	—	—	(3,212)
Other	286	3	7,756	—	—	(85)	7,674
Dividends and distributions	—	—	—	(133,270)	—	(3,321)	(136,591)
Balance at December 31, 2022	**90,837**	**$ 908**	**$ 1,924,200**	**$ (285,474)**	**$ (10,397)**	**$ 35,509**	**$ 1,664,746**
Net income (loss)	—	—	—	148,836	—	1,921	150,757
Unrealized gain (loss) on available-for-sale securities	—	—	—	—	12,935	(174)	12,761
Unrealized gain (loss) on interest rate swaps	—	—	—	—	10,627	137	10,764
Issued shares of common stock	21,267	213	493,544	—	—	—	493,757
Equity-based compensation	—	—	3,089	—	—	15,296	18,385
Issuance (repurchase) of vested equity-based compensation shares	69	1	(1,490)	—	—	—	(1,489)
Conversion of convertible notes	—	—	2	—	—	—	2
Purchase of capped calls	—	—	(37,835)	—	—	—	(37,835)
Dividends and distributions	—	—	—	(166,898)	—	(3,325)	(170,223)
Balance at December 31, 2023	**112,173**	**$ 1,122**	**$ 2,381,510**	**$ (303,536)**	**$ 13,165**	**$ 49,364**	**$ 2,141,625**
Net income (loss)	—	—	—	200,037	—	3,591	203,628
Unrealized gain (loss) on available-for-sale securities	—	—	—	—	(11,546)	(208)	(11,754)
Unrealized gain (loss) on interest rate swaps	—	—	—	—	38,482	691	39,173
Issued shares of common stock	6,750	68	205,917	—	—	—	205,985
Equity-based compensation	—	—	4,293	—	—	18,858	23,151
Issuance (repurchase) of vested equity-based compensation shares	27	—	(530)	—	—	—	(530)
Other	10	—	1,774	—	—	(403)	1,371
Dividends and distributions	—	—	—	(194,000)	—	(3,574)	(197,574)
BALANCE AT DECEMBER 31, 2024	**118,960**	**$ 1,190**	**$ 2,592,964**	**$ (297,499)**	**$ 40,101**	**$ 68,319**	**$ 2,405,075**

See accompanying notes.

HA Sustainable Infrastructure Capital, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Cash flows from operating activities			
Net income (loss)	$ 203,628	$ 150,757	$ 41,911
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loss on receivables	1,059	11,832	12,798
Depreciation and amortization	1,003	3,127	3,993
Amortization of financing costs	17,039	12,958	11,685
Equity-based compensation	23,151	18,386	20,101
Equity method investments	(179,747)	(108,025)	16,403
Non-cash gain on sale or securitization	(70,685)	(43,542)	(28,614)
(Gain) loss on sale of assets	7,299	1,305	(218)
Changes in receivables held-for-sale	(29,273)	51,538	(62,953)
Loss on debt extinguishment	—	—	—
Changes in accounts payable, accrued expenses and other	101,410	48,485	18,176
Change in accrued interest on receivables and investments	(78,639)	(44,105)	(15,414)
Cash received (paid) upon hedge settlement	20,311	—	—
Other	(10,704)	(3,027)	(17,638)
Net cash provided by operating activities	**5,852**	**99,689**	**230**
Cash flows from investing activities			
Equity method investments	(396,613)	(869,412)	(127,867)
Equity method investment distributions received	39,142	30,140	110,064
Proceeds from sales of equity method investments	9,472	—	1,700
Purchases of and investments in receivables	(667,140)	(1,338,860)	(726,931)
Principal collections from receivables	600,652	197,784	125,976
Proceeds from sales of receivables	171,991	7,634	5,047
Purchases of real estate	—	—	(4,550)
Sales of real estate	115,767	—	4,550
Purchases of investments	(10,537)	(14,404)	(2,329)
Proceeds from sales of investments and securitization assets	5,390	—	7,020
Collateral provided to hedge counterparties	(27,090)	(93,550)	—
Collateral received from hedge counterparties	27,570	84,950	—
Funding of escrow accounts	—	—	(5,476)
Withdrawal from escrow accounts	—	—	22,757
Other	204	2,915	(2,071)
Net cash provided by (used in) investing activities	**(131,192)**	**(1,992,803)**	**(592,110)**
Cash flows from financing activities			
Proceeds from credit facilities	1,296,792	1,177,000	100,000
Principal payments on credit facilities	(1,696,792)	(827,000)	(150,000)
Proceeds from (repayment of) commercial paper notes	70,000	30,000	(50,000)
Proceeds from issuance of non-recourse debt	94,000	—	32,923

	Years Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Principal payments on non-recourse debt	(72,989)	(21,606)	(30,581)
Proceeds from issuance of term loan	250,000	365,000	383,000
Principal payments on term loan	(567,952)	(16,478)	—
Proceeds from issuance of senior unsecured notes	1,199,956	550,000	—
Redemption of senior unsecured notes	(400,000)	—	—
Proceeds from issuance of convertible notes	—	402,500	200,000
Principal payments on convertible notes	—	(143,748)	(461)
Purchase of capped calls related to the issuance of convertible notes	—	(37,835)	—
Net proceeds of common stock issuances	203,528	492,377	188,881
Payments of dividends and distributions	(192,269)	(159,786)	(132,198)
Withholdings on employee share vesting	(529)	(1,488)	(3,211)
Redemption premium paid	—	—	—
Payment of debt issuance costs	(30,331)	(22,894)	(11,754)
Collateral provided to hedge counterparties	(151,330)	(166,600)	—
Collateral received from hedge counterparties	199,300	176,050	—
Other	(969)	(3,268)	(9,820)
Net cash provided by (used in) financing activities	**200,415**	**1,792,224**	**516,779**
Increase (decrease) in cash, cash equivalents, and restricted cash	75,075	(100,890)	(75,101)
Cash, cash equivalents, and restricted cash at beginning of period	75,082	175,972	251,073
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	**$ 150,157**	**$ 75,082**	**$ 175,972**
Interest paid	$ 192,960	$ 138,418	$ 98,704
Supplemental disclosure of non-cash activity			
Residual assets retained from securitization transactions	$ 43,329	$ 35,483	$ 28,614
Equity method investments retained from securitization and deconsolidation transactions	32,564	144,603	—
Issuance of common stock from conversion of convertible notes	—	—	7,674
Equity method investments retained from sale of assets to co-investment structure	115,249	—	—
Deconsolidation of non-recourse debt and other liabilities	51,233	257,746	—
Deconsolidation of assets pledged for non-recourse debt	51,761	374,608	—
Assumption of deferred financing obligation	32,910	—	—

See accompanying notes.

HA Sustainable Infrastructure Capital, Inc.

Notes to Consolidated Financial Statements

December 31, 2024

1. The Company

HA Sustainable Infrastructure Capital, Inc., formerly known as Hannon Armstrong Sustainable Infrastructure Capital, Inc. prior to July 2, 2024 (the "Company"), actively partners with clients to deploy real assets that facilitate the energy transition. Our investments take various forms, including equity, joint ventures, land ownership, lending and other financing transactions. We generate net investment income from our portfolio, and fees through gain-on sale securitization transactions, asset management and servicing, broker/dealer and other services. We also generate recurring income through our residual ownership in securitization and syndication structures.

The Company and its subsidiaries are hereafter referred to as "we," "us" or "our." We refer to the income producing assets that we hold on our balance sheet as our "Portfolio." Our Portfolio includes:

- equity investments in either preferred or common structures in unconsolidated entities;
- receivables; and
- debt securities.

We finance our business through cash on hand, recourse and non-recourse debt, convertible securities, or equity issuances and may also decide to finance such transactions through the use of off-balance sheet securitization or syndication structures.

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "HASI." We intend to continue to operate our business in a manner that will maintain our exemption from registration as an investment company under the Investment Company Act of 1940 (the "1940 Act"), as amended. We operate our business through, and along with two of our wholly owned subsidiaries serve as the general partners of, our operating partnership subsidiary, Hannon Armstrong Sustainable Infrastructure, L.P., (the "Operating Partnership"), which was formed to acquire and directly or indirectly own our assets.

Transition to Taxable C Corporation

As a result of expanding opportunities in non-qualifying assets, effective January 1, 2024, we have revoked our real estate investment trust ("REIT") election and are taxed as a C Corporation beginning in tax year 2024. Commencing with the taxable year ended December 31, 2024, all of the Company's taxable income is subject to U.S. federal and state income tax at the applicable corporate tax rate. Dividends paid to stockholders are no longer tax deductible to us. The Company is also no longer subject to the REIT requirement for distributions to stockholders when the Company has taxable income.

The Company anticipates that operating as a taxable C Corporation will provide the Company with flexibility to execute various strategic initiatives without the constraints of complying with REIT requirements, including investing in power generating, transportation, and alternative fuel assets which are not REIT qualifying assets. The Company's transition to a taxable C Corporation is not expected to result in significant incremental current income tax expense in the near term due to the availability of net operating loss ("NOL") carryforwards and tax credits typically offered by the assets in which we often invest. See Note 10 for additional information.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material. In the opinion of management, all adjustments necessary to present fairly our financial position, results of operations and cash flows have been included. Certain amounts in the prior years have been reclassified to conform to the current year presentation.

The consolidated financial statements include our accounts and controlled subsidiaries, including the Operating Partnership. All material intercompany transactions and balances have been eliminated in consolidation.

Following the guidance for non-controlling interests in Financial Accounting Standards Board Accounting Standards Codification ("ASC") 810, Consolidation ("ASC 810"), references in this report to our earnings per share and our net income and stockholders' equity attributable to common stockholders do not include amounts attributable to non-controlling interests.

Consolidation

We account for our investments in entities that are considered voting interest entities or variable interest entities ("VIEs") under ASC 810 and assess on an ongoing basis whether we should consolidate these entities. We have established various special purpose entities or securitization trusts for the purpose of securitizing certain assets that are not consolidated in our financial statements as described below in Securitization of Financial Assets.

Since we have assessed that we have power over and receive the benefits from those special purpose entities that are formed for the purpose of holding our assets on our balance sheet, we have concluded we are the primary beneficiary and should consolidate these entities under the provisions of ASC 810. We also have certain subsidiaries we deem to be voting interest entities that we control through our ownership of voting interests and accordingly consolidate.

Certain of our equity method investments were determined to be interests in VIEs in which we are not the primary beneficiary, as we do not direct the significant activities of these entities, and thus we account for those investments as Equity Method Investments as discussed below. Our maximum exposure to loss through these investments is typically limited to their recorded values. However, we may provide financial commitments to these VIEs or guarantee certain of their obligations. Certain other entities in which we have equity investments have been assessed to be voting interest entities and as we exert significant influence rather than control through our ownership of voting interests, we do not consolidate them and thus account for them as equity method investments described below.

Equity Method Investments

We have made equity investments, typically in structures where we have a preferred return position. These investments are typically owned in holding companies (using limited liability companies ("LLCs") taxed as partnerships) where we partner with either the operator of the project or other institutional investors. We share in the cash flows, income, and tax attributes according to a negotiated schedule which typically does not correspond with our ownership percentages. Investors in a preferred return position, if any, typically receive a priority distribution of all or a portion of the project's cash flows, and in some cases, tax attributes. Once the preferred return, if applicable, is achieved, the partnership "flips" and common equity investors, often the operator of the project, receive a larger portion of the cash flows, with the previously preferred investors retaining an on-going residual interest.

Our equity investments in climate solutions projects are accounted for under the equity method of accounting. Under the equity method of accounting, the carrying value of these equity method investments is determined based on amounts we invested, adjusted for earnings or losses of the investee allocated to us based on the LLC agreement, less distributions received. We generally conclude that investments where the LLC agreements contain preferences with regard to cash flows from operations, capital events or liquidation are considered substantive profit sharing arrangements, so we accordingly reflect our share of profits and losses by determining the difference between our claim on the investee's reported book value at the beginning and the end of the period, which is adjusted for distributions received and contributions made during the period. This claim is calculated as the amount we would receive if the investee were to liquidate all of its assets at the recorded amounts determined in accordance with GAAP and distribute the resulting cash to creditors and investors in accordance with their respective priorities. This method is referred to as the hypothetical liquidation at book value method ("HLBV"). Our exposure to loss in these investments is limited to the amount of our equity investment, as well as receivables from or guarantees made to the same investee.

Any difference between the amount of our investment and the amount of underlying equity in net assets at the time of our investment is generally amortized over the life of the assets and liabilities to which the difference relates. Cash distributions received from each equity method investment are classified as operating activities to the extent of cumulative earnings for each investment in our consolidated statements of cash flows. Our initial investment and additional cash distributions beyond the amounts that are classified as operating activities are classified as investing activities in our consolidated statements of cash flows. We typically recognize earnings one quarter in arrears for these investments to allow for the receipt of financial information. Our proportionate share of any revenue earned from equity method investees is eliminated through the income (loss) from equity method investment line of our income statement.

We evaluate quarterly whether the current carrying value of our investments accounted for using the equity method have an other than temporary impairment ("OTTI"). An OTTI occurs when the estimated fair value of an investment is below the carrying value and the difference is determined to not be recoverable in the near term. First, we consider both qualitative and quantitative evidence in determining whether there is an indicator of a loss in investment value below carrying value. After considering the weight of available evidence, if it is determined that there is an indication of loss in investment value, we will perform a fair value analysis. If the resulting fair value is less than the carrying value, we will determine if this loss in value is OTTI, and we will recognize any OTTI in the income statement as an impairment. This evaluation requires significant judgment regarding, but not limited to, the severity and duration of the impairment; the ability and intent to hold the securities until recovery; financial condition, liquidity, and near-term prospects of the issuer; specific events; and other factors.

Receivables

Receivables include project loans and receivables. Unless otherwise noted, we generally have the ability and intent to hold our receivables for the foreseeable future and accordingly we classify them as held for investment. Our ability and intent to hold certain receivables may change from time to time depending on a number of factors including economic, liquidity and capital market conditions. At inception of the arrangement, the carrying value of receivables held for investment represents the present value of the note, lease or other payments, net of any unearned fee income,

which is recognized as income over the term of the note or lease using the effective interest method. Receivables that are held for investment are carried at amortized cost, net of any unamortized acquisition premiums or discounts and include origination and acquisition costs, as applicable. Our initial investment and principal repayments of these receivables are classified as investing activities and the interest collected is classified as operating activities in our consolidated statements of cash flows. Receivables that we intend to sell in the short-term are classified as held-for-sale and are carried at the lower of amortized cost or fair value on our balance sheet, which is assessed on an individual asset basis. The purchases and proceeds from receivables that we intend to sell at origination are classified as operating activities in our consolidated statements of cash flows. Interest collected is classified as an operating activity in our consolidated statements of cash flows. Receivables from certain projects are subordinate to preferred investors in a project who are allocated the majority of such project's cash in the early years of the investment. Accordingly, such receivables may include the ability to defer scheduled interest payments in exchange for increasing our receivable balance. We generally accrue this paid-in-kind ("PIK") interest when collection is expected and cease accruing PIK interest if there is insufficient value to support the accrual or we expect that any portion of the principal or interest due is not collectible. The change in PIK in any period is included in Change in accrued interest on receivables and investments in the operating section of our statement of cash flows.

We evaluate our receivables for an allowance as determined under ASC Topic 326 *Financial Instruments- Credit Losses* ("Topic 326") and for our internally derived asset performance categories included in Note 6 to our financial statements on at least a quarterly basis and more frequently when economic or other conditions warrant such an evaluation. When a receivable becomes 90 days or more past due, and if we otherwise do not expect the debtor to be able to service all of its debt or other obligations, we will generally consider the receivable delinquent or impaired and place the receivable on non-accrual status and cease recognizing income from that receivable until the borrower has demonstrated the ability and intent to pay contractual amounts due. If a receivable's status significantly improves regarding the debtor's ability to service the debt or other obligations, we will remove it from non-accrual status.

We determine our allowance based on the current expectation of credit losses over the contractual life of our receivables as required by Topic 326. We use a variety of methods in developing our allowance including discounted cash flow analysis and probability-of-default/loss given default ("PD/LGD") methods. In developing our estimates, we consider our historical experience with our and similar assets in addition to our view of both current conditions and what we expect to occur within a period of time for which we can develop reasonable and supportable forecasts, typically two years. For periods following the reasonable and supportable forecast period, we revert to historical information when developing assumptions used in our estimates. In developing our forecasts, we consider a number of qualitative and quantitative factors in our assessment, which may include a project's operating results, loan-to-value ratio, any cash reserves held by the project, the ability of expected cash from operations to cover the cash flow requirements currently and into the future, key terms of the transaction, the ability of the borrower to refinance the transaction, other credit support from the sponsor or guarantor and the project's collateral value. In addition, we consider the overall economic environment, the climate solutions sector, the effect of local, industry, and broader economic factors such as unemployment rates and power prices, the impact of any variation in weather and the historical and anticipated trends in interest rates, defaults and loss severities for similar transactions. For assets where the obligor is a publicly rated entity, we consider the published historical performance of entities with similar ratings in developing our estimate of an allowance, making adjustments determined by management to be appropriate during the reasonable and supportable forecast period.

We have made certain loan commitments that are within the scope of Topic 326. When estimating an allowance for these loan commitments we consider the probability of certain amounts to be funded and apply either a discounted cash flow or PD/LGD methodology as described above. We charge off receivables against the allowance, if any, when we determine the unpaid principal balance is uncollectible, net of recovered amounts. For those assets where we record our allowance using a discounted cash flow method, we have elected to record the change in allowance due solely to the passage of time through the provision for loss on receivables in our income statement. Any provision we record for an allowance is a non-cash reconciling item to cash from operating activities in our consolidated statements of cash flows.

Real Estate

Real estate consists of land or other real property and its related lease intangibles, net of any amortization. Our real estate is generally leased to tenants on a triple net lease basis, whereby the tenant is responsible for all operating expenses relating to the property, generally including property taxes, insurance, maintenance, repairs and capital expenditures. Certain real estate transactions may be characterized as "failed sale-leaseback" transactions as defined under ASC Topic 842, *Leases*, and thus are accounted for as financing transactions similarly to our commercial receivables as described above in Government and Commercial Receivables.

For our real estate lease transactions that are classified as operating leases, the scheduled rental revenue typically varies during the lease term and thus rental income is recognized on a straight-line basis, unless there is considerable risk as to collectability, so as to produce a constant periodic rent over the term of the lease. Accrued rental income is the aggregate difference between the scheduled rents that vary during the lease term and the income recognized on a straight-line basis and is recorded in other assets. Expenses, if any, related to the ongoing operation of leases where we are the lessor are charged to operations as incurred. Our initial investment is classified as investing activities and income collected for rental income is classified as operating activities in our consolidated statements of cash flows.

When our real estate transactions are treated as an asset acquisition with an operating lease, we typically record our real estate purchases at cost, including acquisition and closing costs, which is allocated to each tangible and intangible asset acquired on a relative fair value basis.

Securitization of Assets

We have established various special purpose entities or securitization trusts for the purpose of securitizing certain financial assets. We determined that the trusts used in securitizations are VIEs, as defined in ASC 810. When we conclude that we are not the primary beneficiary of certain trusts because we do not have power over those trusts' significant activities, we do not consolidate the trust. We typically serve as primary or master servicer of these trusts; however, as the servicer, we do not have the power to make significant decisions impacting the performance of the trusts.

We account for transfers of financial assets to these securitization trusts as sales pursuant to ASC 860, *Transfers and Servicing* ("ASC 860"), when we have concluded the transferred assets have been isolated from the transferor (i.e., put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership) and we have surrendered control over the transferred assets. When we are unable to conclude that we have been sufficiently isolated from the securitized financial assets, we treat such trusts as secured borrowings, retaining the assets on our balance sheet and recording the amounts due to the trust investor as non-recourse debt. Transfers of non-financial assets are accounted for under ASC 610-20, *Gains and Losses from the Derecognition of Non-financial Assets*, and those transfers are accounted for as sales when we have concluded that we have transferred control of the non-financial asset.

For transfers treated as sales under ASC 860, we have received true-sale-at-law and non-consolidation legal opinions to support our conclusion regarding the transferred financial assets. When we sell financial assets in securitizations, we generally retain interests in the form of servicing rights and residual assets, which we refer to as securitization assets.

Gain or loss on the sale of assets is calculated based on the excess of the proceeds received from the securitization (net of any transaction costs) plus any retained interests obtained over the cost basis of the assets sold. For retained interests, we generally estimate fair value based on the present value of future expected cash flows using our best estimates of the key assumptions of anticipated losses, prepayment rates, and current market discount rates commensurate with the risks involved. Cash flows related to our securitizations at origination are classified as operating activities in our consolidated statements of cash flows.

We initially account for all separately recognized servicing assets and servicing liabilities at fair value and subsequently measure such servicing assets and liabilities using the amortization method. Servicing assets and liabilities are amortized in proportion to, and over the period of, estimated net servicing income with servicing income recognized as earned. We assess servicing assets for impairment at each reporting date. If the amortized cost of servicing assets is greater than the estimated fair value, we will recognize an impairment in net income.

We account for our other retained interests in securitized financial assets, the residual assets, similar to available-for-sale debt securities and carry them at fair value with changes in fair value recorded in accumulated other comprehensive income ("AOCI") pursuant to ASC 325-40, *Beneficial Interests in Securitized Financial Assets*. Income related to the residual assets is recognized using the effective interest rate method and included in securitization income in our income statement. Our residual assets are evaluated for impairment on a quarterly basis under Topic 326. A residual asset is impaired if its fair value is less than its carrying value. The credit component of impairments, if any, are recognized by recording an allowance against the amortized cost of the asset. For changes in expected cash flows, we will calculate a new yield based on the current amortized cost of the residual assets and the revised expected cash flows. This yield is used prospectively to recognize our income related to these assets. Residual interests in securitized non-financial assets are accounted for as equity method investments, and subject to those accounting policies described above.

Cash and Cash Equivalents

Cash and cash equivalents include short-term government securities, certificates of deposit and money market funds, all of which had an original maturity of three months or less at the date of purchase. These securities are carried at their purchase price, which approximates fair value.

Restricted Cash

Restricted cash includes cash and cash equivalents set aside with certain lenders primarily to support obligations outstanding as of the balance sheet dates. Restricted cash is reported as part of other assets in our consolidated balance sheets. Refer to Note 3 to our financial statements in this Form 10-K for disclosure of the balances of restricted cash included in other assets.

Convertible Notes

We have issued convertible and exchangeable senior unsecured notes (together, "Convertible Notes") that are accounted for in accordance with ASC 470-20, *Debt with Conversion and Other Options*, and ASC 815, *Derivatives and Hedging* ("ASC 815"). Under ASC 815, issuers of certain convertible or exchangeable debt instruments are generally required to separately account for the conversion or exchange option of the debt instrument as either a derivative or equity, unless it meets the scope exemption for contracts indexed to, and settled in, an issuer's own equity. Since our conversion or exchange options are both indexed to our equity and can be settled in our common stock at our option, we have met the scope exemption, and therefore, we do not separately account for the embedded conversion or exchange options. The initial issuance and any principal repayments are classified as financing activities and interest payments are classified as

operating activities in our consolidated statements of cash flows. If converted or exchanged, the carrying value of each Convertible Note is reclassified into stockholders' equity.

Derivative Financial Instruments

We use derivative financial instruments, including interest rate swaps and collars, to manage, or hedge, our interest rate risk exposures associated with new debt issuances and anticipated refinancings of existing debt, to manage our exposure to fluctuations in interest rates on floating-rate debt, and to optimize the mix of our fixed and floating-rate debt. Our objective is to reduce the impact of changes in interest rates on our results of operations and cash flows. The fair values of our interest rate derivatives designated and qualifying as effective cash flow hedges are reflected in our consolidated balance sheets as a component of other assets (if in an unrealized asset position) or accounts payable, accrued expenses and other (if in an unrealized liability position) and in net unrealized gains and losses in AOCI as described below. The cash settlements of our interest rate swaps, if any, are classified as operating activities in our consolidated statements of cash flows.

The interest rate derivatives we use are intended to be designated as cash flow hedges and are considered highly effective in reducing our exposure to the interest rate risk that they are designated to hedge. This effectiveness is required in order to qualify for hedge accounting. Instruments that meet the required hedging criteria are formally designated as hedging instruments at the inception of the derivative contract. Derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge and meets the highly effective threshold, the change in the fair value of the derivative is recorded in AOCI, net of associated deferred income tax effects. Any amounts in AOCI are recognized in earnings along with the income tax effect at the same time as the hedged item, which is when interest expense is recognized. For any derivative instruments not designated as hedging instruments, changes in fair value would be recognized in earnings in the period that the change occurs. We assess, both at the inception of the hedge and on an ongoing basis, whether the derivatives designated as cash flow hedges are highly effective in offsetting the changes in cash flows of the hedged items. We also assess on an ongoing basis whether the forecasted transactions remain probable, and discontinue hedge accounting if we conclude that they do not. We do not hold derivatives for trading purposes. Any collateral posted or received as credit support against derivative positions are netted against those derivatives in our balance sheets. When our collateral account with any particular counterparty is in a liability position, we include inflows and outflows related to those collateral postings within financing activities in our statement of cash flows. When our collateral account with any particular counterparty is in an asset position, we include inflows and outflows related to those collateral postings within investing activities in our statement of cash flows. The inflows and outflows related to instruments designated as cash flow hedges are included within our statement of cash flows in the same section as the hedge item, which is typically operating activities for our instruments which hedge interest rate risk exposures.

Interest rate derivative contracts contain a credit risk that counterparties may be unable to fulfill the terms of the agreement. We attempt to minimize that risk by evaluating the creditworthiness of our counterparties, who are limited to major banks and financial institutions, and do not anticipate nonperformance by the counterparties due to their requirement to post collateral.

We have entered into certain capped call transactions to mitigate the economic dilution that may result from the conversion or exchange of certain of our Convertible Notes. These transactions are freestanding equity-linked derivative instruments that qualify for the exemption for contracts indexed to, and settled in, an issuer's own equity found in ASC 815, and accordingly the payment of the option premium was recorded as a reduction of Additional Paid-in-Capital within our Statement of Stockholders' Equity.

Income Taxes

We elected and qualified to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2013 through our taxable year ended December 31, 2023. We have revoked our REIT election effective January 1, 2024, and beginning in taxable year 2024 are taxed as a taxable C Corporation. For tax years 2023 and prior, we had taxable REIT subsidiaries ("TRS") that were taxed separately, and that were generally subject to U.S. federal, state, and local income taxes. To qualify as a REIT, we were required to meet on an ongoing basis several organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT's net taxable income before dividends paid, excluding capital gains, to our stockholders each year. As a REIT, for tax years ended December 31, 2023 and earlier, we were not subject to U.S. federal corporate income tax on that portion of net income that was distributed to our owners in accordance with the REIT rules. Subsequent to our REIT status revocation, all of our net taxable income is subject to U.S. federal and state income tax at the applicable corporate tax rate, and dividends paid to stockholders are no longer tax deductible.

We account for income taxes under ASC 740, *Income Taxes* ("ASC 740") using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted. We evaluate any deferred tax assets for valuation allowances based on an assessment of available evidence including sources of taxable income, prior years taxable income, any existing taxable temporary differences and our future investment and business plans that may give rise to taxable income. We treat any tax credits we receive from our equity investments in renewable energy projects as reductions of federal income taxes of the year in which the credit arises.

We apply ASC 740 with respect to how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. This guidance requires the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are "more likely than not" to be sustained by the applicable tax authority. We are required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes U.S. federal and certain states.

Equity-Based Compensation

We have adopted equity incentive plans which provide for grants of stock options, stock appreciation rights, restricted stock units, shares of restricted common stock, phantom shares, dividend equivalent rights, long-term incentive-plan units ("LTIP Units") and other restricted limited partnership units issued by our Operating Partnership and other equity-based awards. From time to time, we may grant equity or equity-based awards as compensation to our independent directors, employees, advisors, consultants and other personnel. Certain awards earned under each plan are based on achieving various performance or market targets, which are generally earned between 0% and 200% of the initial target, depending on the extent to which the performance or market target is met. In addition to performance or market targets, income or gain must be allocated by our Operating Partnership to certain LTIP Units issued by our Operating Partnership so that the capital accounts of such units are equalized with the capital accounts of other holders of OP units before parity is reached and LTIP Units can be converted to limited partnership units.

We record compensation expense for grants made in accordance with ASC 718, *Compensation—Stock Compensation*. We record compensation expense for unvested grants that vest solely based on service conditions on a straight-line basis over the vesting period of the entire award based upon the fair market value of the grant on the date of grant. Fair market value for restricted common stock is based on our share price on the date of grant. For awards where the vesting is contingent upon achievement of certain performance targets, compensation expense is measured based on the fair market value on the grant date and is recorded over the requisite service period (which includes the performance period). Actual performance results at the end of the performance period determines the number of shares that will ultimately be awarded. We have also issued awards where the vesting is contingent upon service being provided for a defined period and certain market conditions being met. The fair value of these awards, as measured at the grant date, is recognized over the requisite service period, even if the market conditions are not met. The grant date fair value of these awards was developed by an independent appraiser using a Monte Carlo simulation. Forfeitures of unvested awards are recognized as they occur.

We have a retirement policy that provides for full vesting at retirement of any time-based awards that were granted prior to the date of retirement and permits the vesting of performance-based awards that were granted prior to the date of retirement according to the original vesting schedule of the award, subject to the achievement of the applicable performance measures and without the requirement for continued employment. Employees are eligible for the retirement policy upon meeting age and years of service criteria. We record compensation expense for unvested grants through the date in which an employee meets the retirement criteria.

Earnings Per Share

We compute earnings per share of common stock in accordance with ASC 260, *Earnings Per Share*. Basic earnings per share is calculated by dividing net income attributable to controlling stockholders (after consideration of the earnings allocated to unvested grants, if applicable) by the weighted-average number of shares of common stock outstanding during the period excluding the weighted average number of unvested grants, if applicable ("participating securities" as defined in Note 12 to our financial statements in this Form 10-K). Diluted earnings per share is calculated by dividing net income attributable to controlling stockholders (after consideration of the earnings allocated to unvested grants, if applicable) by the weighted-average number of shares of common stock outstanding during the period plus other potential common stock instruments if they are dilutive. Other potentially dilutive common stock instruments include our unvested restricted stock, other equity-based awards, and Convertible Notes. The restricted stock and other equity-based awards are included if they are dilutive using the treasury stock method. The treasury stock method assumes that theoretical proceeds received for future service provided is used to purchase shares of treasury stock at the average market price per share of common stock, which is deducted from the total shares of potential common stock included in the calculation. When unvested grants are dilutive, the earnings allocated to these dilutive unvested grants are not deducted from the net income attributable to controlling stockholders when calculating diluted earnings per share. The Convertible Notes are included if they are dilutive using the if-converted method, which removes interest expense related to the Convertible Notes from the net income attributable to controlling stockholders and includes the weighted average shares of potential common stock over the period issuable upon conversion or exchange of the note. No adjustment is made for shares of potential common stock that are anti-dilutive during a period. Our capped call transactions are anti-dilutive and therefore their impact will be excluded from earnings per share.

Segment Reporting

We manage our business as a single portfolio which we originate from a single pipeline, and accordingly we report all of our activities as one reportable segment. Our single reportable segment generates net investment and equity method investment income through investments in climate solutions projects, as well as revenue through the gain on sale of assets and recurring asset management fees. The consolidated financial statements presented herein reflect the activities of our single reportable segment, and the accounting policies of our single reportable segment are those found here in this Note 2. Our chief operating decision maker ("CODM") is our chief executive officer.

The CODM assesses performance for this segment and decides how to allocate resources based in part on net income as recorded in our income statement. Included in this metric are the significant segment expenses reviewed by the CODM, which include interest expense, compensation and benefits, and general and administrative, each of which is reported in our income statement. We do not have material intra-company sales or transfers.

In evaluating segment assets, the CODM uses receivables, equity method investments, real estate, and investments as reported on our balance sheet, which together we refer to as our Portfolio. Amounts invested in such assets can be found in our statement of cash flows.

Segment asset amounts are used by the CODM when evaluating the return on investment on our Portfolio.

Recently Issued Accounting Pronouncements

Accounting standards updates issued before February 14, 2025, and effective after December 31, 2024, are not expected to have a material effect on our consolidated financial statements and related disclosures. There were no accounting standards that became effective in the year ended December 31, 2024 that had a material effect on our consolidated financial statements and related disclosures.

3. Fair Value Measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level hierarchy for classifying financial instruments. The levels of inputs used to determine the fair value of our financial assets and liabilities carried on the balance sheet at fair value and for those which only disclosure of fair value is required are characterized in accordance with the fair value hierarchy established by ASC 820, *Fair Value Measurements*. Where inputs for a financial asset or liability fall in more than one level in the fair value hierarchy, the financial asset or liability is classified in its entirety based on the lowest level input that is significant to the fair value measurement of that financial asset or liability. We use our judgment and consider factors specific to the financial assets and liabilities in determining the significance of an input to the fair value measurements. As of December 31, 2024 and December 31, 2023, only our residual assets related to our securitization trusts, our derivatives, and our investments were carried at fair value on the consolidated balance sheets on a recurring basis. The three levels of the fair value hierarchy are described below:

- Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date.
- Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
- Level 3—Unobservable inputs are used when little or no market data is available.

The tables below state the estimated fair value of our financial instruments on our balance sheet. Unless otherwise discussed below, fair values for our Level 2 and Level 3 measurements are measured using a discounted cash flow model, contractual terms and inputs which consist of base interest rates and spreads over base rates which are based upon market observation and recent comparable transactions. An increase in these inputs would result in a lower fair value and a decline would result in a higher fair value. Our Senior Unsecured Notes (as defined below) and Convertible Notes are valued using a market based approach and observable prices. The receivables held-for-sale, if any, are carried at the lower of cost or fair value, as determined on an individual asset basis.

(in millions)	As of December 31, 2024 Fair Value	Carrying Value	Level
Assets			
Receivables	$ 2,700	$ 2,896	Level 3
Receivables held-for-sale	79	76	Level 3
Investments[1]	7	7	Level 3
Securitization residual assets[2]	249	249	Level 3
Derivative assets	72	72	Level 2
Liabilities[3]			
Credit facilities	$ 1	$ 1	Level 3
Commercial paper notes	100	100	Level 3
Term loan facilities	415	415	Level 3
Non-recourse debt	132	136	Level 3
Senior unsecured notes	3,098	3,162	Level 2
Convertible notes			
2025 Exchangeable Senior Notes	214	218	Level 2
2028 Exchangeable Senior Notes	470	408	Level 2
Total Convertible Notes	684	626	Level 2
Derivative liabilities	3	3	Level 2

(1) The amortized cost of our investments as of December 31, 2024, was $8 million.
(2) Included in securitization assets on the consolidated balance sheet. The amortized cost of our securitization residual assets net of allowance for credit losses as of December 31, 2024, was $301 million. A 5% adverse change in discount rates would decrease the fair value of these assets by $12 million, and a 10% adverse change would decrease the fair value by $23 million.
(3) Fair value and carrying value exclude unamortized financing costs.

(in millions)	As of December 31, 2023 Fair Value	Carrying Value	Level
Assets			
Receivables	$ 2,733	$ 3,074	Level 3
Receivables held-for-sale	36	35	Level 3
Investments[1]	7	7	Level 3
Securitization residual assets[2]	219	219	Level 3
Derivative assets	10	10	Level 2
Liabilities[3]			
Credit facilities	$ 401	$ 401	Level 3
Commercial paper notes	30	30	Level 3
Term loan facilities	736	736	Level 3
Non-recourse debt	158	162	Level 3
Senior unsecured notes	2,251	2,337	Level 2
Convertible notes:			
2025 Exchangeable Senior Notes	202	211	Level 2
2028 Exchangeable Senior Notes	481	408	Level 2
Total Convertible Notes	683	619	Level 2
Derivative liabilities	9	9	Level 2

(1) The amortized cost of our investments as of December 31, 2023, was $8 million.
(2) Included in securitization assets on the consolidated balance sheet. The amortized cost of our securitization residual assets net of allowance for credit losses as of December 31, 2023, was $258 million. A 5% adverse change in discount rates would decrease the fair value of these assets by $10 million, and a 10% adverse change would decrease the fair value by $18 million.
(3) Fair value and carrying value exclude unamortized financing costs.

Securitization Residual Assets

The following table reconciles the beginning and ending balances for our Level 3 securitization residual assets that are carried at fair value on a recurring basis, with changes in fair value recorded through AOCI:

(in millions)	For the year ended December 31, 2024	2023
Balance, beginning of period	$ 219	$ 177
Accretion of securitization residual assets	17	14
Additions to securitization residual assets	43	37
Collections of securitization residual assets	(14)	(17)
Unrealized gains (losses) on securitization residual assets recorded in OCI	(16)	11
Provision for loss on securitization residual assets	—	(3)
BALANCE, END OF PERIOD	**$ 249**	**$ 219**

We had the following securitization residual assets in an unrealized loss position:

	Estimated Fair Value		Unrealized Losses[1]		Count of Assets	
(in millions)	Assets with a loss shorter than 12 months	Assets with a loss longer than 12 months	Assets with a loss shorter than 12 months	Assets with a loss longer than 12 months	Assets with a loss shorter than 12 months	Assets with a loss longer than 12 months
December 31, 2024	$ 67	$ 152	$ 4	$ 52	28	69
December 31, 2023	24	164	0.3	41	11	66

(1) Other than as discussed in Note 5, loss positions are due to interest rates movements and is not indicative of credit deterioration. We have the intent and ability to hold these investments until a recovery of fair value.

In determining the fair value of our securitization residual assets, as of December 31, 2024 and 2023, we used a market-based risk-free rate and added a range of interest rate spreads of approximately 1% to 6% based upon transactions involving similar assets. The weighted average discount rate used to determine the fair value of our securitization residual assets as of December 31, 2024 and 2023 was 7.3% and 6.6%, respectively.

Non-recurring Fair Value Measurements

Our financial statements may include non-recurring fair value measurements related to acquisitions and non-monetary transactions, if any. Assets acquired in a business combination, if any, are recorded at their fair value. We may use third party valuation firms to assist us with developing our estimates of fair value.

Concentration of Credit Risk

Receivables, real estate leases, and debt investments consist primarily of receivables from various projects, U.S. federal government-backed receivables, and investment grade state and local government receivables and do not, in our view, represent a significant concentration of credit risk given the large number of diverse offtakers and other obligors of the projects. Additionally, certain of our investments are collateralized by projects concentrated in certain geographic regions throughout the United States. These investments typically have structural credit protections to mitigate our risk exposure and, in most cases, the projects are insured for estimated physical loss which helps to mitigate the possible risk from these concentrations.

We had cash deposits that are subject to credit risk as shown below:

(in millions)	December 31, 2024	2023
Cash deposits	$ 130	$ 63
Restricted cash deposits (included in other assets)	20	12
TOTAL CASH DEPOSITS	**$ 150**	**$ 75**
Amount of cash deposits in excess of amounts federally insured	$ 148	$ 63

4. Non-Controlling Interest

Units of limited partnership interests in the Operating Partnership ("OP units") that are owned by limited partners other than us are included in non-controlling interest on our consolidated balance sheets. The non-controlling interest holders are generally allocated their pro rata share of income, other comprehensive income and equity transactions.

The outstanding OP units not held by us represent approximately 1% of our outstanding OP units and are redeemable by the limited partners for cash, or at our option, for a like number of shares of our common stock. Non-controlling interest holders redeemed 10,000 OP units during the year ended December 31, 2024, and no OP units were exchanged during the year ended December 31, 2023.

We have also granted to members of our leadership team and directors LTIP Units pursuant to our equity incentive plans. The LTIP Units issued to employees are held by HASI Management HoldCo LLC. The LTIP Units are designed to qualify as profits interests in the Operating Partnership and initially will have a capital account balance of zero and, therefore, will not have full parity with OP units with respect to liquidating distributions or other rights. However, the amended and restated agreement of limited partnership of the Operating Partnership (the "OP Agreement") provides that "book gains," or economic appreciation, in the Operating Partnership will be allocated first to the LTIP Units until the capital account per LTIP Units is equal to the capital account per-unit of the OP units. Under the terms of the OP Agreement, the Operating Partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP Units to equalize the capital accounts of such holders with the capital accounts of OP unit holders. Once this has occurred, the LTIP Units will achieve full parity with the OP units for all purposes, including with respect to liquidating distributions and redemption rights. In addition to these attributes, there are vesting and settlement conditions similar to our other equity-based awards as discussed in Notes 2 and 11 to our financial statements in this Form 10-K.

5. Securitization of Financial Assets

The following summarizes certain transactions with securitization trusts:

	As of and for the year ended December 31,		
(in millions)	2024	2023	2022
Gains on securitizations	$ 79	$ 69	$ 57
Cost of financial assets securitized	1,073	559	500
Proceeds from securitizations	1,152	628	557
Cash received from residual and servicing assets	20	20	20

In connection with securitization transactions, we typically retain servicing responsibilities and residual assets. We generally receive annual servicing fees that are typically up to 0.25% of the outstanding balance. We may periodically make servicer advances, that are subject to credit risk. Included in securitization assets in our consolidated balance sheets are our servicing assets at amortized cost and our residual assets at fair value. Our residual assets are subordinate to investors' interests, and their values are subject to credit, prepayment and interest rate risks on the transferred financial assets. Other than our securitization assets representing these residual interests in the trusts' assets, the investors and the securitization trusts have no recourse to our other assets for failure of debtors to pay when due. In computing gains and losses on securitizations, we use discount rates based on a review of comparable market transactions including Level 3 unobservable inputs which consist of base interest rates and spreads over these base rates. Depending on the nature of the transaction risks, the all-in discount rate ranged from 5.45% to 8.34% during the year ended December 31, 2024.

As of December 31, 2024 and December 31, 2023, our managed assets totaled $13.7 billion and $12.3 billion, respectively, of which $7.1 billion and $6.1 billion, respectively, were securitized assets held in unconsolidated securitization trusts or other investors' portions of assets held in co-investment structures. As of December 31, 2024 and December 31, 2023, the securitization trusts held $6.2 billion and $5.6 billion, respectively, of notes due to investors. As of December 31, 2024, there were no material payments from debtors to the securitization trusts that were greater than 90 days past due.

Receivables from contracts for the installation of energy efficiency and other technologies are the source of cash flows for $116 million of our securitization residual assets. These technologies are installed in facilities owned by, or operated for or by, federal, state or local government entities where the ultimate obligor for the receivable is a governmental entity. The contracts may have guarantees of energy savings from third-party service providers, which typically are entities rated investment grade by an independent rating agency. The remainder of our securitization residual assets are related to contracts where the underlying cash flows are secured by an interest in real estate which are typically senior in terms of repayment to other financings.

In 2023, we recorded an allowance for losses on securitization residual assets related to prepayable assets secured by real estate. While there is no change in the underlying credit quality of the securitized assets, we have revised our estimates of cash flows due to prepayments on certain of these assets. The following table reconciles our beginning and ending allowance for loss on securitization residual assets:

(in millions)	Commercial	Government
Beginning balance - December 31, 2022	**$ —**	**$ —**
Provision for loss on securitization asset	3	—
Provision recorded on purchase of a credit deteriorated asset	—	—
Write-off of allowance	—	—
Recovery of allowance	—	—
Ending balance - December 31, 2023	**$ 3**	**$ —**
Provision for loss on securitization asset	—	—
Provision recorded on purchase of a credit deteriorated asset	—	—
Write-off of allowance	—	—
Recovery of allowance	—	—
Ending balance - December 31, 2024	**$ 3**	**$ —**

6. Our Portfolio

As of December 31, 2024, our Portfolio included approximately $6.6 billion of equity method investments, receivables, real estate and investments on our balance sheet. The equity method investments represent our non-controlling equity investments in climate solutions projects. The receivables and investments are typically collateralized by contractually committed debt obligations of government entities or private high credit quality obligors and are often supported by additional forms of credit enhancement, including security interests and supplier guaranties. The real estate is typically land and related lease intangibles for long-term leases to wind and solar projects.

In developing and evaluating performance against our credit criteria, we consider a number of qualitative and quantitative criteria which may include a project's operating results, loan-to-value ratio, any cash reserves, the ability of expected cash from operations to cover the cash flow requirements currently and into the future, key terms of the transaction, the ability of the borrower to refinance the transaction, the financial and operating capability of the borrower, its sponsors or the obligor as well as any guarantors and the project's collateral value. In addition, we consider the overall economic environment, the climate solutions sector, the effect of local, industry and broader economic factors, the impact of any variation in weather and the historical and anticipated trends in interest rates, defaults and loss severities for similar transactions.

The following is an analysis of the Performance Ratings of our Portfolio as of December 31, 2024, which is assessed quarterly:

	Portfolio Performance				
	Commercial			Government	
(dollars in millions)	1 [(1)]	2 [(2)]	3 [(3)]	1 [(1)]	Total
Receivable Vintage [(4)]					
2024	$ 65	$ —	$ —	$ —	$ 65
2023	881	—	—	—	881
2022	959	—	—	—	959
2021	295	—	—	—	295
2020	175	—	—	—	175
Prior to 2020	536	—	—	35	571
Total receivables held-for-investment	2,911	—	—	35	2,946

Less: Allowance for loss on receivables	(50)	—	—	—	(50)
Net receivables held-for-investment	2,861	—	—	35	2,896
Receivables held-for-sale	39	—	—	37	76
Investments	5	—	—	2	7
Real estate	3	—	—	—	3
Equity method investments[5]	3,577	35	—	—	3,612
TOTAL	**$ 6,485**	**$ 35**	**$ —**	**$ 74**	**$ 6,594**
Percent of Portfolio	98%	1%	—%	1%	100%

(1) This category includes our assets where based on our credit criteria and performance to date we believe that our risk of not receiving our invested capital remains low.
(2) This category includes our assets where based on our credit criteria and performance to date we believe there is a moderate level of risk to not receiving some or all of our invested capital.
(3) This category includes our assets where based on our credit criteria and performance to date, we believe there is substantial doubt regarding our ability to recover some or all of our invested capital. Loans in this category are placed on non-accrual status.
(4) Receivable vintage refers to the period in which the relevant loan agreement is signed, and a given vintage may contain loan advances made in periods subsequent to the period in which the loan agreement was signed.
(5) Some of the individual projects included in portfolios that make up our equity method investments have government off-takers. As they are part of large portfolios, they are not classified separately.

Receivables

As of December 31, 2024 our allowance for loan losses related to our receivables was $50 million based on our expectation for credit losses over the lives of the receivables in our Portfolio. During 2024, we recorded a benefit for loss on receivables of less than $1 million, as the provision related to new loans and loan commitments was offset by a release in the reserves related to loans contributed to a co-investment structure.

Below is a summary of the carrying value, expected loan funding commitments, and allowance by type of receivable or "Portfolio Segment," as defined by Topic 326, as of December 31, 2024 and 2023:

	December 31, 2024			December 31, 2023		
(in millions)	Gross Carrying Value	Loan Funding Commitments	Allowance	Gross Carrying Value	Loan Funding Commitments	Allowance
Commercial[1]	$ 2,911	$ 545	$ 50	$ 3,033	$ 423	$ 50
Government[2]	35	—	—	91	—	—
TOTAL	**$ 2,946**	**$ 545**	**$ 50**	**$ 3,124**	**$ 423**	**$ 50**

(1) As of December 31, 2024, this category of assets includes $1.5 billion of mezzanine loans made on a non-recourse basis to bankruptcy-remote special purpose subsidiaries of residential solar companies which hold residential solar assets where we rely on certain limited indemnities, warranties, and other obligations of the residential solar companies or their other subsidiaries. These residential solar assets typically contain back-up servicer provisions to allow for continuity of operations in the event the project sponsor is unable to fulfill its duties in that capacity. See "Related Party Transactions" below for discussion of loans in this category made to special purpose entities that were previously sponsored by the SunPower Corporation.

Risk characteristics of our commercial receivables include a project's operating risks, which include the impact of the overall economic environment, the climate solutions sector, the effect of local, industry, and broader economic factors, the impact of any variation in weather and trends in interest rates. We use assumptions related to these risks to estimate an allowance using a discounted cash flow analysis or the PD/LGD method as discussed in Note 2. All of our commercial receivables are included in Performance Rating 1 in the Portfolio Performance table above. For those assets in Performance Rating 1, the credit worthiness of the obligor combined with the various structural protections of our assets cause us to believe we have a low risk we will not receive our invested capital, however we recorded a $50 million allowance on these $2.9 billion in assets as a result of lower probability assumptions utilized in our allowance methodology.

(2) As of December 31, 2024, our government receivables include $7 million of U.S. federal government transactions and $28 million of transactions where the ultimate obligors are state or local governments.

Risk characteristics of our government receivables include the energy savings or the power output of the projects and the ability of the government obligor to generate revenue for debt service, via taxation or other means. Transactions may have guarantees of energy savings or other performance support from third-party service providers, which typically are entities, directly or whose ultimate parent entity is, rated investment grade by an independent rating agency. All of our government receivables are included in Performance Rating 1 in the Portfolio Performance table above. Our allowance for government receivables is primarily calculated by using PD/LGD methods as discussed in Note 2. Our expectation of credit losses for these receivables is immaterial given the high credit-quality of the obligors.

The following table reconciles our beginning and ending allowance for loss on receivables by Portfolio Segment for the year ended December 31, 2024:

(in millions)	Commercial	Government
Beginning balance - December 31, 2022	**$ 41**	**$ —**
Provision for loss on receivables	9	—
Write-off of allowance	—	—
Ending balance - December 31, 2023	**50**	**—**
Provision for loss on receivables	—	—
Write-off of allowance	—	—
Ending balance - December 31, 2024	**$ 50**	**$ —**

We have no receivables on non-accrual status.

The following table provides a summary of our anticipated maturity dates of our receivables and the weighted average yield for each range of maturities as of December 31, 2024:

(dollars in millions)	Total	Less than 1 year	1-5 years	5-10 years	More than 10 years
Maturities by period (excluding allowance)	$ 2,946	$ 24	$ 892	$ 894	$ 1,136
Weighted average yield by period	8.6%	6.6%	8.3%	9.4%	8.4%

Real Estate

Our real estate is leased to renewable energy projects, typically under long-term triple net leases. In 2024, we sold $100 million carrying value of land and related intangibles, and we retain a residual interest in those assets in the form of an equity method investment. The components of our real estate portfolio as of December 31, 2024 and 2023, were as follows:

	December 31,	
(in millions)	2024	2023
Real estate		
Land	$ 3	$ 97
Lease intangibles	—	22
Accumulated amortization of lease intangibles	—	(8)
REAL ESTATE	**$ 3**	**$ 111**

Equity Method Investments

We have made non-controlling equity investments in a number of climate solutions projects that we account for as equity method investments. As of December 31, 2024, we held the following equity method investments:

(in millions) Investee	Carrying Value
Jupiter Equity Holdings, LLC	$ 613
Daggett Renewable HoldCo LLC	422
Lighthouse Renewable HoldCo 2 LLC	363
CarbonCount Holdings 1 LLC	309
Other equity method investments	1,905
TOTAL EQUITY METHOD INVESTMENTS	**$ 3,612**

Jupiter Equity Holdings, LLC

We have a preferred equity interest in Jupiter Equity Holdings, LLC ("Jupiter") that owns nine operating onshore wind projects and four operating utility-scale solar projects with an aggregate capacity of approximately 2.3 gigawatts. Through December 31, 2024, we have made capital contributions to Jupiter of approximately $562 million related to these projects, reflecting final funding true-ups after all projects reached substantial completion. Alongside the project sponsor and under terms outlined in the partnership agreement, we have made $94 million in loans to Jupiter for both payments related to winter storm Uri as well as payments to allow for the restructuring of certain power purchase agreements and tax equity arrangements which we expect to increase both near-term cash flows and expected lifetime return. Those loans are included in our Related Party Transactions disclosures below. The projects feature cash flows from fixed-price power purchase agreements and financial hedges, contracted with highly creditworthy off-takers and counterparties.

Jupiter is governed by an amended and restated limited liability company agreement, dated July 1, 2020, by and among the members, one of our subsidiaries and a subsidiary of the project sponsor, which contains customary terms and conditions. We own 100% of the Class A Units in Jupiter corresponding to 49% of the distributions from Jupiter subject to the preferences discussed below. Most major decisions that may impact Jupiter, its subsidiaries or its assets, require the majority vote of a four person committee on which we and the project sponsor each have two representatives. Through Jupiter, we will be entitled to preferred distributions until certain return targets are achieved. Once these return targets are achieved, distributions will be allocated approximately 33% to us and approximately 67% to the sponsor. We and the sponsor each have a right of first offer if the other party desires to transfer any of its equity ownership to a third party. We use the equity method of accounting to account for our preferred equity interest in Jupiter, and have elected to recognize earnings from this investment one quarter in arrears to allow for the receipt of financial information.

Daggett Renewable HoldCo LLC

We have preferred equity interests in Daggett Renewable HoldCo LLC ("Daggett") which owns two utility-scale solar projects developed and managed by the project sponsor. We have made investments in the preferred cash equity interests of Daggett of approximately $232 million through December 31, 2024, reflecting final funding true-ups after all projects reached substantial completion. The Daggett projects feature contracted cash flows with a diversified group of predominately investment grade utility off-takers.

Daggett is governed by a limited liability company agreement between us and the sponsor serving as managing member and contain customary terms and conditions. Most major decisions that may impact Daggett, its subsidiaries or its assets, require a unanimous vote of the representatives present at a meeting of a review committee in which a quorum is present. The review committee is a four-person committee, which includes two of our representatives and two sponsor representatives. Commencing on a certain date following the effective date of the applicable limited liability company agreement, we will be entitled to preferred distributions until certain return targets of each investment are achieved. Subject to customary exceptions, no member can transfer any of its equity ownership in Daggett to a third party without approval of the review committee of Daggett. We use the equity method of accounting to account for our preferred equity interests in Daggett, and have elected to recognize earnings from this investment one quarter in arrears to allow for the receipt of financial information.

Lighthouse Renewables HoldCo 2 LLC

We have a preferred equity investment in Lighthouse Renewables HoldCo 2 LLC ("Lighthouse 2") which owns three onshore wind and utility-scale solar and solar-plus-storage projects, all developed and managed by the project sponsor. We have made investments in the preferred cash equity interests of Lighthouse 2 of approximately $420 million through December 31, 2024. Alongside the project sponsor and under terms outlined in the partnership agreement, we have made $18 million in working capital loans to the Lighthouse 2 primarily for payments related to winter storm Uri. Those working capital loans are included in our Related Party Transactions disclosures below. The Lighthouse 2 projects feature contracted cash flows with a diversified group of predominately investment grade corporate and university offtakers.

Lighthouse 2 is governed by a limited liability company agreement between us and the sponsor serving as managing member and contain customary terms and conditions. Most major decisions that may impact Lighthouse 2, its subsidiaries or its assets, require a unanimous vote of the representatives present at a meeting of a review committee in which a quorum is present. The review committee is a four-person committee, which includes two of our representatives and two sponsor representatives. Commencing on a certain date following the effective date of the applicable limited liability company agreement, we will be entitled to preferred distributions until certain return targets are achieved. Subject to customary exceptions, no member of Lighthouse 2 can transfer any of its equity ownership in Lighthouse 2 to a third party without approval of the review committee of Lighthouse 2. We use the equity method of accounting to account for our preferred equity interest in Lighthouse 2, and have elected to recognize earnings from this investment one quarter in arrears to allow for the receipt of financial information.

Related party transactions

CarbonCount Holdings 1 LLC

On May 4, 2024, we, through our indirect subsidiary, HASI CarbonCount Holdings 1, LLC ("HASI CarbonCount"), a Delaware limited liability company, and Hoops Midco, LLC ("KKR Hoops"), an investment vehicle established as a Delaware limited liability company and managed by an affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), entered into agreements to acquire interests in CarbonCount Holdings 1 LLC ("CCH1"), established to invest in certain eligible climate positive projects across the United States, as further described below.

CCH1 has been formed as a Delaware limited liability company. HASI CarbonCount and KKR Hoops have each committed $1 billion to CCH1 to be invested in clean energy assets during an 18 month investment period. In addition, HASI, through its indirect subsidiaries, HA Securities, LLC (the "Broker-Dealer") and CarbonCount Holdings Manager LLC (the "Asset Manager", and, together with the Broker-Dealer, the "Service Providers"), is engaged by CCH1 pursuant to a services agreement (the "Services Agreement') to provide certain services to CCH1.

CCH1 is governed by a board of directors ("the CCH1 Board") which will initially be composed of four directors, two of whom will be appointed by us and two of whom will be appointed by KKR Hoops. Actions of the CCH1 Board generally require the affirmative vote of at least three out of four directors. Pursuant to the service agreement, the CCH1 Board has delegated to the Service Providers certain rights and powers to manage the day-to-day business and affairs of CCH1, while retaining control over the significant decision making of CCH1. We account for our investment in CCH1 as an equity method investment.

The Broker-Dealer sources investment opportunities for CCH1 pursuant to the terms of the Services Agreement. Through the Broker-Dealer, HASI is obligated to present all of the investment opportunities it identifies that fit within certain predetermined criteria to the CCH1 Board until either joint venture party's commitment has been fully invested or upon the date that the 18-month investment period described above expires or is earlier terminated. The investment criteria under the Services Agreement includes investment opportunities that we would typically have originated on our balance sheet.

CCH1 pays the Broker-Dealer, for provision of the services provided, an upfront fee on each funding of investments generally equal to 1% of the total cash consideration funded by CCH1 to the applicable investment counterparty. CCH1 also pays the Asset Manager, for provision of the services provided by it, ongoing fees in respect of asset management and administering the management and operation of CCH1, payable when deducted from CCH1's cash available for distribution. The fee payable to the Asset Manager is calculated on the basis of certain performance thresholds and will generally not be less than 0.5% of invested capital per annum, subject to certain limited exceptions, nor more than 1.00%.

At inception, and prior to KKR's acquisition of its interest in CCH1, we seeded CCH1 with equity method investments and receivables which were previously on our balance sheet with a combined book value of $108 million, and which are expected to have a total invested amount of $191 million once fully funded. We received approximately $55 million from KKR for the purchase of their share of the net assets of CCH1, resulting in the deconsolidation of CCH1 by us. There were no material differences between the amounts paid by KKR and the carrying values of the contributed assets, resulting in no material gain or loss upon deconsolidation and no material basis differences established. Subsequent to the KKR's acquisition of their interest in CCH1, we contributed a further $112 million book value of financial assets to CCH1 which were previously on our balance sheet, for which we received $61 million of cash from KKR. Additionally, we contributed $190 million of cash which CCH1 used to make investments. As of December 31, 2024, CCH1 contains $600 million book value in assets, 81% of which are receivables.

CCH1 will recognize income from its equity method investees one quarter in arrears to allow for its receipt of financial information.

Other Related Party Transactions

As of December 31, 2024, of our commercial receivables, approximately $822 million are loans made to entities in which we also have non-controlling equity investments of approximately $852 million. Typically, these equity method investments are LLCs taxed as partnerships that we have entered into with various renewable energy project sponsors, including the SunPower Corporation as further described below. We negotiate the commercial terms of these loans with the other partner, and the assets against which the project sponsors are borrowing are contributed into the LLCs upon the execution of the loans. Our equity investments allow us to participate in the residual economics of those contributed assets alongside the other partner, and our rights under the project operating agreements do not allow us to make any significant unilateral decisions regarding the terms of the arrangement. These assets are bankruptcy remote from the project sponsor, and residential solar assets typically contain back-up servicer provisions to allow for continuity of operations in the event the project sponsor is unable to fulfill its duties in that capacity. We are not obligated to contribute capital to support these entities, beyond agreements to make contributions to allow for the entities to purchase additional renewable energy assets. Because the loans made to these entities are typically subordinate to senior debt and tax equity investors in the projects, these loans, which have maturities of over ten years, may accrue PIK interest in the early years of the project until sufficient cash flow is available for our interest payments. Any change in PIK interest is included in Change in accrued interest on receivables and investments in the operating section of our statement of cash flows. On a quarterly basis, we assess these loans for any impairment inclusive of any PIK interest accrued under CECL as discussed above under Receivables.

The following table provides additional detail on our transactions with related party equity method investees:

	For the year ended December 31,		
(in millions)	2024	2023	2022
Interest income from related party loans	$ 81	$ 68	$ 60
Additional investments made in related party loans	246	324	164
Principal collected from related party loans	322	36	87
Interest collected from related party loans	64	62	64

Investments related to SunPower Corporation

On August 5, 2024, SunPower Corporation ("SunPower"), a project sponsor for certain of the residential solar projects in which we invest, declared Chapter 11 bankruptcy. As of December 31, 2024, we have commercial receivables with a gross carrying value of $333 million due from special purpose entities which own individual residential solar assets ("SunStrong SPEs") for which SunPower performed certain services including billing and collections, operations and maintenance, and accounting, tax filings, and financial reporting. These SunStrong SPEs are bankruptcy remote from SunPower, and were jointly owned by SunPower and us. The cash flows supporting our loans are from each individual residential customer rather than SunPower and are not expected to be materially impacted by this event. We evaluate these loans quarterly during our assessment of allowance for loan losses, and have determined that our allowance for loan losses related to these loans has not been materially impacted by these events.

As of December 31, 2024, we had equity method investments of $32 million in the SunStrong SPEs. We have not identified any OTTI with regards to these assets, and we do not expect our equity method investments in these entities to be materially impacted by this ownership change.

In October of 2024, SunPower's interests in such entities were purchased by a third party, who have retained SunPower's governance rights within those structures and who intend to be a long-term co-owner of the SunStrong SPEs, and accordingly we have continued and will continue to account for our interest in these entities as equity method investments. We have taken steps to ensure continuation of the services currently provided by SunPower, including the engagement of replacement service providers. We do not believe the bankruptcy of SunPower will have a material impact on our consolidated financial statements.

7. Credit Facilities and Commercial Paper Notes

Unsecured revolving credit facility

We have an unsecured revolving credit facility pursuant to a revolving credit agreement with a syndicate of lenders. In 2024, we increased the maximum outstanding borrowing amount of the facility from $915 million to $1.35 billion, and extended the maturity to April 2028.

As of December 31, 2024, there were no outstanding borrowings under the unsecured revolving credit facility. As of December 31, 2024, we had less than $9 million of remaining unamortized financing costs associated with the unsecured revolving credit facility that have been capitalized and included in other assets on our balance sheet and are being amortized on a straight-line basis over the term of the unsecured revolving credit facility.

The unsecured revolving credit facility has a commitment fee based on our current credit rating and bears interest at a rate of SOFR or prime rate plus applicable margins based on our current credit rating, which may also be adjusted downward up to 0.10% to the extent our Portfolio achieves certain targeted levels of carbon emissions avoidance as measured by our CarbonCount metric. The current applicable margins are 1.625% for SOFR-based loans and 0.625% for prime rate-based loans, plus an additional 0.10%. The unsecured revolving credit facility has a commitment fee based on our current credit rating. The unsecured revolving credit facility contains terms, conditions, covenants, and representations and warranties that are customary and typical for transactions of this nature, including various affirmative and negative covenants, and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds, stock repurchases, and dividends we can declare. The unsecured revolving credit facility also includes customary events of default and remedies. At our option, upon maturity of the unsecured revolving credit facility, we have the ability to convert amounts borrowed into term loans for a fee equal to 1.625% of the term loan amounts.

Credit-Enhanced Commercial Paper Note Program

We have a Green CarbonCount commercial paper program that allows us to issue commercial paper notes at any time, with such notes supported by an irrevocable direct-pay letter of credit from Bank of America, N.A ("Credit-Enhanced Commercial Paper Notes"). In 2024, we increased the capacity of the program inclusive of the letter of credit to allow for up to $125 million outstanding at any time, and extended the maturity of the program and it's related letter of credit to April 2026.

Bank of America provides a direct-pay letter of credit to the noteholders in the same amount of each Credit-Enhanced Commercial Paper Note. The letter of credit is automatically drawn upon at maturity of a Credit-Enhanced Commercial Paper Note and the noteholders are repaid in full. We have a five business-day grace period during which we repay Bank of America for the amount drawn or issue a new Credit-Enhanced Commercial Paper Note. Following the five business-day grace period, any amount then-outstanding is converted into a loan from Bank of America. Credit-Enhanced Commercial Paper Notes are not redeemable, are not subject to voluntary prepayment and are not to exceed 397 days. The proceeds from our Credit-Enhanced Commercial Paper Notes are used to acquire or refinance, in whole or in part, eligible green projects, including assets that are neutral to negative on incremental carbon emissions. As of December 31, 2024, we had no outstanding Credit-Enhanced Commercial Paper Notes.

Credit-Enhanced Commercial Paper Notes are issued at a discount based on market pricing, subject to broker fees of 0.10%. For issuance of the letter of credit, we will pay 1.325% on any drawn letter of credit amounts to Bank of America, N.A., and 0.35% on any unused letter of credit capacity. Any loans converted from drawn letter of credit amounts bear interest at a rate of Term SOFR plus 1.875%, plus an additional 0.10%. Fees paid on the drawn letters of credit may be reduced by up to 0.10% to the extent our Portfolio achieves certain targeted levels of carbon emissions avoidance as measured by our CarbonCount metric. As of December 31, 2024, we have no remaining unamortized financing costs associated with the commercial paper program and associated letter of credit. The associated letter of credit contains terms, conditions, covenants, and representations and warranties that are customary and typical for a transaction of this nature, including various affirmative and negative covenants, and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds, stock repurchases and dividends we declare. The letter of credit also includes customary events of default and remedies.

Standalone Commercial Paper Program

Beginning in 2024, we began to issue unsecured short-term promissory notes pursuant to a CarbonCount green commercial paper program which are guaranteed by certain of our subsidiaries ("Standalone Commercial Paper Notes"). Standalone Commercial Paper Notes are issued at a discount based on market pricing, subject to broker fees of 0.05%. Standalone Commercial Paper Notes are not redeemable, are not subject to voluntary prepayment, and are not to exceed 367 days. Our Board has approved the issuance of up to $1 billion principal amount of Standalone Commercial Paper Notes at any given time. To enhance the credit of the Standalone Commercial Paper Notes, we reserve availability under our unsecured revolving credit facility for the principal amount of any outstanding Standalone Commercial Paper Notes. The proceeds from our Standalone Commercial Paper Notes are used to acquire or refinance, in whole or in part, eligible green projects, including assets that are neutral to negative on incremental carbon emissions.

As of December 31, 2024, we had $100 million principal amount of Stand-alone Commercial Paper Notes outstanding, which bear an average borrowing cost of 5.35%.

Senior secured revolving credit agreement

In 2024, we entered into a senior secured revolving credit agreement with a maximum outstanding principal amount of $100 million which matures in 2029. Under the terms of the senior secured revolving credit agreement, we will pledge collateral to the facility in the form of certain qualifying land assets or assets secured by land and will be allowed to borrow up to 80% of our cash amount invested in the collateral pledged. Any loans under the agreement bear interest at a rate of Term SOFR plus 1.90%, and interest is due quarterly. The rate of interest can be reduced by up to 0.10% to the extent our Portfolio achieves certain targeted levels of carbon emissions avoidance as measured by our CarbonCount metric. There is a commitment fee of 0.20% of the unused capacity of the agreement, which is paid quarterly. The senior secured revolving credit agreement contains terms, conditions, covenants, and representations and warranties that are customary and typical for transactions of this nature, including various affirmative and negative covenants, and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds, stock repurchases, and dividends we can declare. The senior secured revolving credit agreement also includes customary events of default and remedies.

As of December 31, 2024, we had no balance outstanding on the senior secured revolving credit agreement, and we had availability under the revolving credit agreement of $22 million based on the pledged collateral. We had approximately $1 million in unamortized financing costs associated with the senior secured revolving credit agreement, which are included in other assets.

8. Long-term Debt

Non-recourse debt

We have outstanding the following asset-backed non-recourse debt and bank loans:

(dollars in millions)	Outstanding Balance as of December 31, 2024	Outstanding Balance as of December 31, 2023	Interest Rate	Maturity Date	Anticipated Balance at Maturity	Carrying Value of Assets Pledged as of December 31, 2024	Carrying Value of Assets Pledged as of December 31, 2023	Description of Assets Pledged
HASI Sustainable Yield Bond 2015-1A(1)	$ —	$ 68	4.28%	October 2034	$ —	$ —	$ 136	Receivables, real estate, real estate intangibles, and restricted cash
HASI SYB Trust 2016-2(2)	—	51	4.35%	April 2037	—	—	57	Receivables and restricted cash
HASI Harmony Issuer	96	—	6.78%	July 2043	—	266	—	Equity method investments
Other non-recourse debt(3)	40	43	3.15% - 7.23%	2026 to 2032	17	41	46	Receivables
Unamortized financing costs	(4)	(2)						
NON-RECOURSE DEBT(4)	**$ 132**	**$ 160**						

(1) We prepaid this obligation in 2024.
(2) In 2024, the contractual terms of this agreement were modified, which caused us to deconsolidate the entities holding such debt and its related pledged collateral.
(3) Other non-recourse debt consists of various debt agreements used to finance certain of our receivables. Scheduled debt service payment requirements are equal to or less than the cash flows received from the underlying receivables.
(4) The total collateral pledged against our non-recourse debt was $307 million and $239 million as of December 31, 2024 and December 31, 2023, respectively, which includes $20 million and $11 million of restricted cash that was pledged for debt service as of December 31, 2024 and December 31, 2023, respectively.

We have pledged the financed assets, and typically our interests in one or more parents or subsidiaries of the borrower that are legally separate bankruptcy remote special purpose entities as security for the non-recourse debt. There is no recourse for repayment of these obligations other than to the applicable borrower and any collateral pledged as security for the obligations. Generally, the assets and credit of these entities are not available to satisfy any of our other debts and obligations. The creditors can only look to the borrower, the cash flows of the pledged assets and any other collateral pledged, to satisfy the debt and we are not otherwise liable for nonpayment of such cash flows. The debt agreements contain terms, conditions, covenants, and representations and warranties that are customary and typical for transactions of this nature, including limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds and stock repurchases. The agreements also include customary events of default, the occurrence of which may result in termination of the agreements, acceleration of amounts due, and accrual of default interest. We typically act as servicer for the debt transactions. We were in compliance with all covenants as of December 31, 2024 and 2023.

We have guaranteed the accuracy of certain of the representations and warranties and other obligations of certain of our subsidiaries under certain of the debt agreements and provided an indemnity against certain losses from "bad acts" of such subsidiaries including fraud, failure to disclose a material fact, theft, misappropriation, voluntary bankruptcy or unauthorized transfers.

The stated minimum maturities of non-recourse debt as of December 31, 2024, were as follows:

(in millions)	Future minimum maturities
Year Ending December 31,	
2025	$ 15
2026	7
2027	14
2028	6
2029	10
Thereafter	84
Total minimum maturities	136
Unamortized financing costs	(4)
TOTAL NON-RECOURSE DEBT	**$ 132**

The stated minimum maturities of non-recourse debt above include only the mandatory minimum principal payments. To the extent there are additional cash flows received from our investments serving as collateral for certain of our non-recourse debt facilities, these additional cash flows may be required to be used to make additional principal payments against the respective debt. Any additional principal payments made due to these provisions may impact the anticipated balance at maturity of these financings. To the extent there are not sufficient cash flows received from those investments pledged as collateral, the investor has no recourse against other corporate assets to recover any shortfalls.

Senior Unsecured Notes

We have outstanding senior unsecured notes issued by us or jointly by certain of our subsidiaries which are guaranteed by the Company and certain other subsidiaries (the "Senior Unsecured Notes"). The Senior Unsecured Notes were subject to covenants that limited our ability to incur additional indebtedness and required us to maintain unencumbered assets of not less than 120% of our unsecured debt. These covenants terminated during 2024 as a result of us being rated an investment grade issuer by two of the three major credit rating agencies and no event of default having occurred. We are in compliance with all of our remaining covenants as of December 31, 2024 and 2023. The Senior Unsecured Notes impose certain requirements in the event that we merge with or sell substantially all of our assets to another entity. We allocate an amount equal to the net proceeds of our Senior Unsecured Notes to the acquisition or refinance of, in whole or in part, eligible green projects, including assets that are neutral to negative on incremental carbon emissions.

The following are summarized terms of the Senior Unsecured Notes as of December 31, 2024:

(in millions)	Outstanding Principal Amount	Maturity Date	Stated Interest Rate	Interest Payment Dates	Redemption Terms Modification Date
2025 Notes	$ —[(1)]	April 15, 2025	6.000%	April 15 and October 15	N/A
2026 Notes	1,000	June 15, 2026	3.375%	June 15 and December 15	March 15, 2026[(2)]
2027 Notes	750[(4)]	June 15, 2027	8.000%	June 15 and December 15	March 15, 2027[(3)]
2030 Notes	375[(5)]	September 15, 2030	3.750%	February 15 and August 15	N/A
2034 Notes	1,000[(1)]	July 1, 2034	6.375%	July 1st and January 1st	N/A

(1) In June 2024, we issued $700 million principal amount of Senior Unsecured Notes due in July 2034 ("2034 Notes"), which bear interest at a rate of 6.375%. The notes were issued for gross proceeds of $695 million, resulting in a yield to maturity of 6.476%. We used a portion of the proceeds from this issuance to redeem the outstanding principal amount of the 2025 notes. There was no premium paid upon redemption. In December 2024, we issued an additional $300 million principal amount of 2034 Notes for gross proceeds of $300 million.

(2) Prior to this date, we may redeem, at our option, some or all of the 2026 Notes for the outstanding principal amount plus the applicable "make-whole" premium as defined in the indenture governing the 2026 Notes plus accrued and unpaid interest through the redemption date. In addition, prior to this date, we may redeem up to 40% of the Senior Unsecured Notes using the proceeds of certain equity offerings at a price equal to par plus the coupon percentage of the principal amount thereof, plus accrued but unpaid interest, if any, to, but excluding, the applicable redemption date. On, or subsequent to, this date we may redeem the 2026 Notes in whole or in part at par, plus accrued and unpaid interest though the redemption date.

(3) Prior to this date, we may redeem, at our option, some or all of the 2027 Notes for the outstanding principal amount plus the applicable "make-whole" premium as defined in the indenture governing the 2027 Notes plus accrued and unpaid interest through the redemption date. In addition, prior to this date, we may redeem up to 40% of the Senior Unsecured Notes using the proceeds of certain equity offerings at a price equal to par plus the coupon percentage of the principal amount thereof, plus accrued but unpaid interest, if any, to, but excluding, the applicable redemption date. On, or subsequent to, this date we may redeem the 2027 Notes in whole or in part at a price equal to 100% of the principal amount, plus accrued and unpaid interest though the redemption date.

(4) In 2024, in a following offering we issued $200 million principal amount of 2027 Notes for net proceeds of $204 million, equivalent to a yield to maturity of 7.08% for the new issuance.

(5) We issued the $375 million aggregate principal amount of the 2030 Notes for total proceeds of $371 million ($367 million net of issuance costs) at an effective interest rate of 3.87%. We may redeem the 2030 Notes in whole or in part at redemption prices defined in the indenture governing the 2030 Notes plus accrued and unpaid interest though the redemption date.

The following table presents a summary of the components of the Senior Unsecured Notes:

	As of and for the year ended December 31,	
(in millions)	2024	2023
Principal	$ 3,125	$ 2,325
Accrued interest	41	15
Unamortized premium (discount)	(4)	(3)
Less: Unamortized financing costs	(23)	(18)
CARRYING VALUE OF SENIOR UNSECURED NOTES	**$ 3,139**	**$ 2,319**
Interest expense	$ 148	$ 80

Convertible Notes

We have outstanding exchangeable senior notes, and have previously issued convertible senior notes together "Convertible Notes". Holders may convert or exchange any of their Convertible Notes into shares of our common stock at the applicable conversion or exchange ratio at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, unless the Convertible Notes have been previously redeemed or repurchased by us.

The following are summarized terms of the Convertible Notes as of December 31, 2024:

(in millions)	Outstanding Principal Amount	Maturity Date	Stated Interest Rate	Interest Payment Dates	Conversion/ Exchange Ratio	Conversion/ Exchange Price	Issuable Shares	Dividend Threshold Amount[1]
2025 Exchangeable Senior Notes	200[2]	May 1, 2025	0.000%	N/A	17.8443	$ 56.04	3.6	$ 0.375
2028 Exchangeable Senior Notes	403	August 15, 2028	3.750%	February 15 and August 15	36.9520	$ 27.06	14.9	$ 0.395

(1) The conversion or exchange ratio is subject to adjustment for dividends declared above these amounts per share per quarter and certain other events that may be dilutive to the holder.
(2) The 2025 Exchangeable Senior Notes accrete to a premium at maturity equal to 3.25% per annum. The current balance including accreted premium is $218 million.

For the exchangeable senior notes, following the occurrence of a make-whole fundamental change, we will, in certain circumstances, increase the exchange rate for a holder that converts its exchangeable notes in connection with such make-whole fundamental change. There are no cash settlement provisions for the 2025 Exchangeable Senior Notes and the exchange option can only be settled through physical delivery of our common stock. Upon exchange of the 2028 Exchangeable Senior Notes, exchange may be settled through cash, shares of our common stock or a combination of cash and shares of our common stock, at our election (as described in the indenture related to the 2028 Exchangeable Senior Notes). Additionally, upon the occurrence of certain fundamental changes involving us, holders of the 2025 Exchangeable Senior Notes or the 2028 Exchangeable Senior Notes may require us to redeem all or a portion of their notes for cash at a price of 100% of the principal amount outstanding, plus accrued and unpaid interest. We may redeem the 2028 Exchangeable Senior Notes, in whole or in part, at our option, on or after August 20, 2026 and prior to the 62nd scheduled trading day immediately preceding the maturity date for such notes, if certain conditions are met including our common stock trading above 130% of the exchange price for at least 20 trading days, as set forth in the indenture relating to the 2028 Exchangeable Senior Notes. Any shares of our common stock issuable upon exchange of the 2025 Exchangeable Senior Notes or 2028 Exchangeable Senior Notes will have certain registration rights.

We have issued $200 million of 0.00% Exchangeable Senior Notes due 2025 which are guaranteed by us and certain of our subsidiaries and may, under certain conditions, be exchangeable for our common stock. The notes accrete to a premium at maturity at an effective rate of 3.25% annually. Upon any exchange of the notes, holders will receive a number of shares of our common stock equal to the product of (i) the aggregate initial principal amount of the notes to be exchanged, divided by $1,000 and (ii) the applicable exchange rate, plus cash in lieu of fractional shares. We have allocated an amount equal to the net proceeds of this offering to the acquisition or refinancing of, in whole or in part, new and/or existing eligible green projects, which include assets that are neutral to negative on incremental carbon emissions.

The following table presents a summary of the components of our Convertible Notes:

	As of and for the year ended December 31,	
(in millions)	2024	2023
Principal	$ 603	$ 603
Accrued interest	6	6
Premium	18	11
Less: Unamortized financing costs	(7)	(10)
Carrying value of Convertible Notes	$ 620	$ 610
Interest expense	$ 25	$ 9

In order to mitigate the potential dilution to our common stock upon exchange of the 2028 Exchangeable Senior Notes, we entered into privately-negotiated capped call transactions ("Capped Calls") with certain counterparties. The Capped Calls are separate transactions and are not part of the terms of the 2028 Exchangeable Senior Notes. The total premium for the Capped Calls was recorded as a reduction of additional paid-in capital. The Company used a portion of the proceeds from the 2028 Exchangeable Senior Notes to pay for the cost of the Capped Call premium. The material terms of the Capped Calls are as follows:

(in millions except per share data)		
Aggregate cost of capped calls	$	38
Initial strike price per share	$	27.14
Initial cap price per share	$	43.42
Shares of our common stock covered by the capped calls		14.8
Expiration date		August 15, 2028

CarbonCount Term Loan Facility

We have entered into a CarbonCount Term Loan Facility ("the unsecured term loan facility") with a syndicate of banks, which has an outstanding principal and accrued interest amount of $247 million. Principal amounts under the term loan facility bear interest at a rate of Term SOFR plus applicable margins based on our current credit rating, which may be adjusted downward up to 0.10% to the extent our Portfolio achieves certain targeted levels of carbon emissions avoidance, as measured by our CarbonCount metric. As of December 31, 2024, the applicable margin is 1.875% plus 0.10%, and the current interest rate is 6.30%. The coupon on any drawn amounts will be reset at monthly, quarterly, or semi-annual intervals at our election. Interest is due and payable quarterly. Payments of 1.25% of the outstanding principal balance are due quarterly. We intend to allocate an amount equal to the net proceeds of this offering to the acquisition or refinancing of, in whole or in part, new and/or existing eligible green projects, which include assets that are neutral to negative on incremental carbon emissions. Loans under the unsecured term loan facility can be prepaid without penalty. In 2024, we extended the maturity date to 2027, with no changes to the pricing terms, and used proceeds from our unsecured revolving credit facility to make a partial prepayment of $275 million on the unsecured term loan facility to reduce the outstanding principal balance.

Principal and interest payments which were due under the term loan facility as of December 31, 2024 are as follows:

(in millions)		**Future maturities**
Year Ending December 31,		
2025	$	12
2026		12
2027		223
Total	$	247
Less: Unamortized financing costs		(4)
Carrying Value	$	243

The unsecured term loan facility contains terms, conditions, covenants, and representations and warranties that are customary and typical for a transaction of this nature, including various affirmative and negative covenants, and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds, stock repurchases and dividends we declare. The unsecured term loan facility also includes customary events of default and remedies.

Secured Term Loan

We have a secured term loan ("secured term loan") with a maturity date of January 2028. Principal amounts under the secured term loan will bear interest at a rate of Daily Term SOFR plus a credit spread of 2.25%, plus 0.10%. We are required to hold interest rate swaps with notional values equal to 85% of the outstanding principal amount of the loan. The secured term loan is subject to mandatory principal amortization of 5% per annum, with principal and interest payments due quarterly. The secured term loan contains terms, conditions, covenants, and representations and warranties that are customary and typical for a transaction of this nature, including various affirmative and negative covenants, and limitations on the incurrence of liens and indebtedness, investments, fundamental organizational changes, dispositions, changes in the nature of business, transactions with affiliates, use of proceeds, stock repurchases and dividends we declare. The secured term loan also includes customary events of default and remedies.

As of December 31, 2024, with respect to the secured term loan, the outstanding principal balance is $167 million, the interest rate as of the last rate reset is 6.99%, and we have financing receivables pledged with a carrying value of $410 million. In 2024, we removed $45 million of pledged collateral, and made a principal payment of $28 million. Amounts which were due under the secured term loan as of December 31, 2024 are as follows:

(in millions)	Future maturities	
Year Ending December 31,		
2025	$	10
2026		12
2027		11
2028		134
Total		167
Less: Unamortized Financing Costs		(2)
Carrying Value	$	165

Interest rate swaps

In connection with several of our long-term borrowings, including floating-rate loans from our Term Loan Facility, unsecured revolving credit facility, Secured Term Loan, and the anticipated refinancings of certain of our Senior Unsecured Notes we have entered into the following interest rate swaps derivative transactions that are designated as cash flow hedges as of December 31, 2024:

($ in millions) Instrument Type	Index	Hedged Rate	Notional Value	Fair Value as of December 31, 2024	Fair Value as of December 31, 2023	Term
Interest Rate Swap	1 month SOFR	3.79%	$ 200[(1)]	$ 3	$ (12)	March 2023 to March 2033
Interest Rate Swap	Overnight SOFR	2.98%	400	24	7	June 2026 to June 2033
Interest Rate Swap	Overnight SOFR	3.09%	600	32	7	June 2026 to June 2033
Interest Rate Swap	Overnight SOFR	3.08%	400	—[(2)]	8	April 2025 to April 2035
Interest Rate Collar	1 month SOFR	3.70% - 4.00%[(3)]	250	—	—	May 2023 to May 2026
Interest Rate Swap	Overnight SOFR	4.39% to 4.42%[(4)]	168	(3)	(8)	September 2023 to June 2033
Interest Rate Swap	Overnight SOFR	3.72%	375	11	—	June 2027 to June 2037

(1) This swap was partially financially settled in 2024 for a benefit of $1 million. Approximately $1 million of this benefit is in AOCI as of December 31, 2024 and will be amortized into interest expense over the term of our current floating rate borrowings.

(2) This swap was financially settled in 2024, for a benefit of $19 million. Approximately $18 million of this benefit is in AOCI as of December 31, 2024 and will be amortized into interest expense over the term of the 2034 Notes.

(3) Interest rate collar consists of a purchased interest rate cap of 4.00% and a written interest rate floor of 3.70%.

(4) Consists of three interest rate swaps with identical maturities and effective dates.

The fair values of our interest rate derivatives designated and qualifying as effective cash flow hedges are reflected in our consolidated balance sheets as a component of other assets (if in an unrealized gain position) or accounts payable, accrued expenses and other (if in an unrealized loss position) and in net unrealized gains and losses in AOCI. As of December 31, 2024, all of our derivatives which were designated as hedging instruments were deemed to be effective. As of December 31, 2024, we hold $57 million of collateral related to our interest rate derivatives that are assets, and we have netted the liability associated with that collateral against our derivative assets in other assets on our balance sheet. As of December 31, 2024, we have posted $8 million worth of collateral related to our interest rate derivatives that are liabilities, $3 million of which we have netted against our derivative liabilities in accounts payable, accrued assets, and other liabilities on our balance sheet, with the remaining $5 million in other assets.

The below table shows the changes in our AOCI balance related to our interest rate derivatives designated and qualifying as effective cash flow hedges:

(Amounts in millions)		
Beginning Balance - January 1, 2023	**$**	**—**
Changes in fair value		7
Amounts released into interest expense		(6)
Ending balance - December 31, 2023		**1**
Changes in fair value		95
Amounts released into interest expense		(10)
Ending balance - December 31, 2024	**$**	**86**

The below table shows the benefit (expense) included in interest expense as a result of our hedging activities. We expect an expense of $2 million to be released out of AOCI into interest expense over the 12 months following December 31, 2024.

	For the Year ended December 31,		
(Amounts in millions)	2024	2023	2022
Interest expense	$ 242	$ 171	$ 116
Benefit (expense) included in interest expense due to hedging activities	(10)	(6)	—

9. Commitments and Contingencies

Leases

We lease office space at our headquarters in Annapolis, Maryland under an operating lease entered into in 2021 which expires in 2033. In 2023, we entered into a lease for additional office space in New York, New York.

We have a lease related to our previous office space entered into in 2011 and amended in 2013 and 2017. Lease payments under this prior lease commenced in 2012 and incremental payments related to the amendments commenced in 2014 and 2017. The lease expires in 2027, and we began subleasing this space in 2023.

The leases provide for operating expense reimbursements and annual escalations that are amortized over the respective lease terms on a straight-line basis. Rent expense related to these three leases was less than $1 million for each of the years ended December 31, 2024, 2023, and 2022, respectively. Future gross minimum lease payments are approximately $2 million for years 2025 and 2026, and $1 million per year during the remaining term of the leases.

Litigation

The nature of our operations exposes us to the risk of claims and litigation in the normal course of our business. We are not currently subject to any legal proceedings that are probable of having a material adverse effect on our financial position, results of operations or cash flows.

Guarantees and other commitments

We have made guarantees related to the financing of four of our joint venture entities that own debt securities of energy efficiency projects. We received $73 million of the proceeds of this financing arrangement, and in turn have guaranteed the obligations of the entity related to this financing, which includes collateral posting requirements as well as repayment of the financing at maturity in May 2025. As of December 31, 2024, our maximum obligation under this guarantee is approximately $87 million. We believe the likelihood of having to perform under the guarantee is remote, have recorded no liability associated with this guarantee, and presently have not been required to post collateral for this guarantee as the assets of the joint venture entities are enough to support the financing obligation. We have executed a separate agreement with our joint venture partner pursuant to which it is liable for repayment to us of 15% of this guarantee obligation.

As a part of broader project restructuring in order to increase our expected cash flows from the investment, we alongside the project sponsor, made guarantees to support the working capital needs of two of the project companies owned by Jupiter, an equity method investee. The guarantees are in effect until the tax equity investors in those project companies achieve their target preferred returns, and our contractual maximum under these guarantees is $53 million, and is limited to $20 million in any particular calendar year. As of December 31, 2024, we have no liability recorded as a result of these guarantees as we believe it is not probable we will be required to perform under them. As of December 31, 2024 we have not been asked to perform under them.

In connection with some of our transactions, we have provided certain limited representations, warranties, covenants and/or provided an indemnity against certain losses resulting from our own actions, including related to certain investment tax credits. As of December 31, 2024, there have been no such actions resulting in claims against the Company.

10. Income Tax

As discussed in Note 1, as a result of expanding opportunities in non-qualifying REIT assets, effective January 1, 2024, we have elected to revoke our REIT election, and are taxed as a C Corporation beginning in tax year 2024. Commencing with the taxable year ended December 31, 2024, all of the Company's taxable income is subject to U.S. federal and state income tax at the applicable corporate tax rate. Dividends paid to stockholders are no longer tax deductible. The Company is also no longer subject to the REIT compliance requirements for assets, income, or distributions to stockholders among other REIT compliance requirements.

The Company anticipates that operating as a taxable C Corporation will provide the Company with flexibility to execute various strategic initiatives without the constraints of complying with REIT requirements, including increased investing in power generating, transportation, and alternative fuel assets that are not REIT qualifying. The Company's transition to a taxable C Corporation is not expected to result in significant incremental current income tax expense in the near term due to the availability of net operating loss ("NOL") carryforwards and tax credits typically offered by the assets in which we often invest.

We recorded an income tax expense of approximately $70 million for the year ended December 31, 2024, a $32 million tax expense for the year ended December 31, 2023, and an $7 million tax expense for the year ended 2022. The federal income tax expense and benefits recorded were determined using a rate of 21%. Our deferred tax assets and liabilities were measured using a federal rate of 21%. Below is a reconciliation between the federal statutory rates and our effective tax rates for the years ended December 31:

	2024	2023	2022
Federal statutory income tax rate	21%	21%	21%
Changes in rate resulting from:			
Share-based compensation	2%	2%	11%
Equity method investments	(3)%	(6)%	(9)%
Recognition of deferred tax liability from REIT revocation	—%	18%	—%
REIT benefit / dividends paid deduction	—%	(14)%	(32)%
State income taxes	5%	2%	(2)%
Other	1%	—%	7%
Valuation allowance	—%	(6)%	19%
Effective tax rate	26%	17%	15%

Our deferred tax liability was $155 million and $77 million as of December 31, 2024 and 2023. Our deferred tax liability is included in accounts payable, accrued expenses and other on our consolidated balance sheet. Deferred income taxes represent the tax effect from continuing operations of the differences between the book and tax basis of assets and liabilities. Deferred tax assets (liabilities) include the following as of December 31:

(in millions)	2024	2023
Net operating loss (NOL) carryforwards	$ 219	$ 163
Tax credit carryforwards	40	31
Share-based compensation	2	6
Other	—	4
Valuation allowance	—	—
Gross deferred tax assets	**261**	**204**
Receivables basis difference	$ (68)	$ (57)
Equity method investments	(338)	(224)
Other	(10)	—
Gross deferred tax liabilities	**(416)**	**(281)**
NET DEFERRED TAX LIABILITIES	**$ (155)**	**$ (77)**

We have unused NOLs of $841 million and tax credits of approximately $40 million. Approximately $87 million of our NOLs will begin to expire in 2034. If we were to experience a change in control as defined in Section 382 of the Internal Revenue Code, our ability to utilize NOLs in the years after the change in control would be limited. Similar rules and limitation may apply for state tax purposes as well. Of our NOLs, $754 million were added in taxable years after 2017 which are not subject to expiration but are limited to 80% of taxable income. Our tax credits begin to expire in 2034.

We have no examinations in progress, none are expected at this time, and years 2021 through 2024 are open. As of December 2024 and 2023, we had no uncertain tax positions. Our policy is to recognize interest expense and penalties related to income tax matters as a component of general and administrative expense. There were no accrued interest and penalties as of December 31, 2024 and 2023, and no interest and penalties were recognized during the years ended December 31, 2024, 2023, or 2022.

For federal income tax purposes, the cash dividends paid for the years ended December 31, 2024 and 2023 are characterized as follows:

	2024	2023
Common distributions		
Ordinary income	—%	52%
Return of capital	100%	6%
Capital gain dividend	—%	42%
	100%	**100%**

11. Equity

Dividends and Distributions

Our Board declared the following dividends in 2023, 2024, and 2025:

Announced Date	Record Date	Pay Date	Amount per share
2/16/2023	04/3/2023	04/10/2023	$ 0.395
5/4/2023	07/5/2023	07/12/2023	0.395
8/3/2023	10/4/2023	10/11/2023	0.395
11/2/2023	12/29/2023(1)	01/12/2024	0.395
02/15/2024	04/5/2024	04/19/2024	0.415
05/7/2024	07/3/2024	07/12/2024	0.415
08/1/2024	10/4/2024	10/18/2024	0.415
11/7/2024	12/30/2024(1)	01/10/2025	0.415
02/13/2025	04/4/2025	04/18/2025	0.420

(1) These dividends are treated as distributions in the following year for tax purposes.

Equity Offerings

We have an effective universal shelf registration statement registering the potential offer and sale, from time to time and in one or more offerings, of any combination of our common stock, preferred stock, depositary shares, debt securities, warrants and rights (collectively referred to as the "securities"). We may offer the securities directly, through agents, or to or through underwriters by means of ordinary brokers' transactions on the NYSE or otherwise at market prices prevailing at the time of sale or at negotiated prices and may include "at the market" ("ATM") offerings, to or through a market maker or into an existing trading market on an exchange or otherwise. We have a dividend reinvestment and stock purchase plan, allowing stockholders and holders of OP Units (including LTIP Units) to purchase shares of our common stock by reinvesting cash dividends or distributions received. We completed the following public offerings (including ATM issuances) of our common stock in 2023 and 2024:

Date/Period	Common Stock Offerings	Shares Issued	Price Per Share[1]	Net Proceeds[2]
(amounts in millions, except per share amounts)				
Q1 2023	ATM	0.763	$ 31.31	$ 24
5/30/2023	Public Offering	15.000	22.23	333
Q2 2023	ATM	0.053	26.07	1
Q3 2023	ATM	4.394	24.71	107
Q4 2023	ATM	1.006	28.81	29
Q1 2024	ATM	1.193	25.89	31
Q2 2024	ATM	1.662	31.42	52
Q3 2024	ATM	3.040	32.55	98
Q4 2024	ATM	0.753	32.01	24

(1) Represents the average price per share at which investors in our ATM offerings purchased our shares.
(2) Net proceeds from the offerings are shown after deducting underwriting discounts, commissions and other offering costs.

Equity-based Compensation Awards

We have 7,500,000 awards authorized for issuance under our current equity-based compensation plan. As of December 31, 2024, we have issued awards with service, performance and market conditions and have 5,295,725 awards remaining available for issuance. During the year ended December 31, 2024, our Board awarded employees and directors 808,948 shares of restricted stock, restricted stock units, and LTIP Units that vest from 2025 to 2029. Refer to Note 4 for background on the LTIP Units.

A summary of equity-based compensation expense and the fair value of shares and LTIP Units vested on the vesting date for the years ended December 31, 2024, 2023, and 2022 is shown below.

(in millions)	2024	2023	2022
Equity-based compensation expense	$ 23	$ 18	$ 20
Fair value of awards vested on vesting date	8	11	34

We have a retirement policy which provides for full vesting at retirement of any time-based awards that were granted prior to the date of retirement and permits the vesting of market-based or performance-based awards that were granted prior to the date of retirement according to the original vesting schedule of the award, subject to the achievement of the applicable market or performance measures. Employees are eligible for the retirement policy upon meeting age and years of service criteria. The total unrecognized compensation expense related to awards of shares of restricted stock, restricted stock units, and LTIP Units was approximately $20 million as of December 31, 2024. We expect to recognize compensation expense related to these awards over a weighted-average term of approximately 1 year. A summary of the unvested shares of restricted common stock that have been issued is as follows:

	Restricted Shares of Common Stock	Weighted Average Grant Date Fair Value	Value
		(per share)	*(in millions)*
Ending Balance—December 31, 2022	168,452	$ 33.59	$ 5.7
Granted	77,938	30.03	2.3
Vested	(98,367)	29.18	(2.9)
Forfeited	(12,356)	42.74	(0.5)
Ending Balance—December 31, 2023	135,667	$ 33.90	$ 4.6
Granted	232,837	26.96	6.3
Vested	(44,540)	36.98	(1.7)
Forfeited	(4,584)	27.55	(0.1)
ENDING BALANCE—DECEMBER 31, 2024	**319,380**	**$ 28.50**	**$ 9.1**

A summary of the unvested shares of restricted stock units that have market-based vesting conditions that have been issued is as follows:

	Restricted Stock Units[1]	Weighted Average Grant Date Fair Value	Value
		(per share)	(in millions)
Ending Balance—December 31, 2022	58,404	$ 51.03	$ 3.0
Granted	63,446	39.29	2.4
Incremental performance shares granted	7,305	34.63	0.3
Vested	(18,041)	35.17	(0.6)
Forfeited	(16,460)	30.90	(0.5)
Ending Balance—December 31, 2023	94,654	$ 48.42	$ 4.6
Granted	—	—	—
Incremental performance shares granted	—	—	—
Vested	—	—	—
Forfeited	(15,912)	68.12	(1.1)
ENDING BALANCE—DECEMBER 31, 2024	**78,742**	**$ 44.44**	**$ 3.5**

(1) As discussed in Note 2, restricted stock units with market-based vesting conditions can vest between 0% and 200% subject to both the absolute performance of the Company's common stock as well as relative performance compared to a group of peers. The incremental performance shares granted relate to the vesting of awards at the achieved performance level.

A summary of the unvested LTIP Units that have time-based vesting conditions that have been issued is as follows:

	LTIP Units[1]	Weighted Average Grant Date Fair Value	Value
		(per share)	(in millions)
Ending Balance—December 31, 2022	276,766	$ 42.21	$ 11.7
Granted	342,349	30.08	10.3
Vested	(142,041)	39.21	(5.5)
Forfeited	—	—	—
Ending Balance—December 31, 2023	477,074	$ 34.40	$ 16.5
Granted	320,063	26.96	8.6
Vested	(236,166)	34.79	(8.2)
Forfeited	—	—	—
ENDING BALANCE—DECEMBER 31, 2024	**560,971**	**$ 29.99**	**$ 16.9**

(1) See Note 4 for information on the vesting of LTIP Units.

A summary of the unvested LTIP Units that have market-based vesting conditions that have been issued is as follows:

	LTIP Units[(1)]	Weighted Average Grant Date Fair Value	Value
		(per share)	*(in millions)*
Ending Balance—December 31, 2022	324,028	$ 42.84	$ 13.9
Granted	282,034	39.29	11.1
Incremental performance shares granted	40,394	19.94	0.8
Vested	(96,496)	19.94	(1.9)
Forfeited	(56,102)	4.56	(0.3)
Ending Balance—December 31, 2023	493,858	$ 47.76	$ 23.6
Granted	128,024	39.11	5.0
Incremental performance shares granted	—	—	—
Vested	—	—	—
Forfeited	(86,274)	65.28	(5.6)
ENDING BALANCE—DECEMBER 31, 2024	**535,608**	**$ 42.87**	**$ 23.0**

(1) See Note 4 for information on the vesting of LTIP Units. LTIP Units with market-based vesting conditions can vest between 0% and 200% subject to both the absolute performance of the Company's common stock as well as relative performance compared to a group of peers. The incremental performance shares granted relate to the vesting of awards at the achieved performance level.

A summary of the unvested LTIP Units that have performance-based vesting conditions that have been issued is as follows:

	LTIP Units[(1)]	Weighted Average Grant Date Fair Value	Value
		(per share)	*(in millions)*
Ending Balance—December 31, 2023	—	$ —	$ —
Granted	128,024	25.96	3.3
Incremental performance shares granted	—	—	—
Vested	—	—	—
Forfeited	—	—	—
ENDING BALANCE—DECEMBER 31, 2024	**128,024**	**$ 25.96**	**$ 3.3**

(1) See Note 4 for information on the vesting of LTIP Units. LTIP Units with performance-based vesting conditions can vest between 0% and 200% subject to the achievement of certain adjusted earnings per share. The incremental performance shares granted relate to the vesting of awards at the achieved performance level.

NOL Stockholder Rights Plan

In 2023, we established a Tax Benefits Preservation Plan ("the Plan"), which was designed to protect our tax benefits in connection with any "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986. Under the Plan, we declared a dividend distribution of one right (a "Right") for each outstanding share of our common stock to be paid to all record holders of our common stock at the close of business on November 21, 2023. The Plan was intended to reduce the risk that our ability to use net operating losses ("NOLs") and certain other Tax Benefits would have substantially limited as the result of an "ownership change". As of December 31, 2023, we had approximately $666 million of NOLs and $31 million of tax credits available that may be used to offset future taxable income. On July 1, 2024, we entered into an amendment which caused the Rights under the Plan to expire on July 1, 2024, effectively terminating the Plan at that time in anticipation of the effectiveness of the Company's reincorporation as a Delaware corporation on July 2, 2024. The Company's Delaware Certificate of Incorporation includes Charter Tax Benefit Provisions which are intended to replace the Tax Benefits Preservation Plan.

Pursuant to the Plan, during the period in which it existed, if a stockholder (or group) became a 5% stockholder without meeting certain exceptions, the Rights became exercisable upon board approval and entitled stockholders (other than the 5% stockholder or group causing the Rights to become exercisable) to purchase additional of our common shares at a significant discount, resulting in significant dilution in the economic interest and voting power of the 5% stockholder or group causing the Rights to become exercisable. Stockholders owning 5% or more of our outstanding

shares at the time the Plan was adopted were grandfathered and would have only caused the Rights to distribute and become exercisable if they acquire any additional HASI shares. Under the Plan, the Board had the ability to determine in its sole discretion that any person shall not be deemed an acquiring person and therefore that the Rights shall not become exercisable if such person becomes a 5% stockholder. The adoption and termination of the Plan and the dividend distribution did not have an impact on our consolidated financial statements.

12. Earnings per Share of Common Stock

The net income or loss attributable to the non-controlling OP units have been excluded from the basic earnings per share and the diluted earnings per share calculations attributable to common stockholders. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are excluded from net income available to common stockholders in the computation of earnings per share pursuant to the two-class method. Certain share-based awards are included in the diluted share count to the extent they are dilutive as discussed in Note 2. To the extent our Convertible Notes are dilutive under the if-converted method, we add back the interest expense to the numerator and include the weighted average shares of potential common stock over the period issuable upon conversion or exchange of the note in the denominator in calculating dilutive EPS as described in Note 2.

The computation of basic and diluted earnings per common share of our common stock is as follows:

	Year ended December 31,		
(dollars in millions, except share and per share data)	2024	2023	2022
Numerator:			
Net income (loss) attributable to controlling stockholders and participating securities	$ 200.0	$ 148.8	$ 41.5
Less: Dividends and distributions on participating securities	(1.5)	(1.0)	(0.7)
Less: Undistributed earnings attributable to participating securities	—	—	—
Net income (loss) attributable to controlling stockholders	**$ 198.5**	**$ 147.8**	**$ 40.8**
Add: Interest expense related to Convertible Notes under the if-converted method	12.6	7.5	1.4
Add: Undistributed earnings attributable to participating securities	—	—	—
Net income (loss) attributable to controlling stockholders—dilutive	**$ 211.1**	**$ 155.3**	**$ 42.2**
Denominator:			
Weighted-average number of common shares—basic	115,548,087	101,844,551	87,500,799
Weighted-average number of common shares—diluted	130,501,006	109,467,554	90,609,329
Basic earnings per common share	$ 1.72	$ 1.45	$ 0.47
Diluted earnings per common share	$ 1.62	$ 1.42	$ 0.47
Securities being allocated a portion of earnings:			
Weighted-average number of OP units	1,535,425	1,314,182	1,002,002
Participating securities:			
Unvested restricted common stock and unvested LTIP Units with time-based vesting conditions outstanding at period end	880,352	612,742	445,218
Potentially dilutive securities as of period end that were not dilutive for the presented periods:			
Unvested restricted common stock and unvested LTIP Units with time-based vesting conditions	880,352	612,742	445,218
Restricted stock units	78,742	94,654	38,222
LTIP Units with market-based vesting conditions	535,608	493,858	211,824
Potential shares of common stock related to convertible notes	3,568,862	3,549,083	3,537,460

13. Equity Method Investments

During the years ended December 31, 2024, 2023, and 2022 we recognized income of $248 million, $141 million, and $31 million respectively, from our equity method investments. We describe our accounting for the non-controlling equity investments in Note 2. As of both December 31, 2024 and December 31, 2023, we had 47 investments which we accounted for under the equity method. The majority of these investees are limited liability companies taxed as partnerships wherein we participate in cash distributions and tax attributes according to pre-negotiated profit-sharing arrangements. The limited liability company agreements do not define a fixed percentage of our ownership of these entities, and our claims on the net assets of each investment changes over time as preferred investors achieve their pre-negotiated preferred returns.

The following is a summary of the consolidated balance sheets and income statements of the entities in which we have a significant equity method investment. These amounts are presented on the underlying investees' accounting basis. In certain instances, adjustment to these equity values may be necessary in order to reflect our basis in these investments, for reasons including but not limited to the investees reporting to us being on a cost basis rather than a fair value basis or due to our allocations under HLBV differing from our purchase price of the investment. As described in Note 2, any difference between the amount of our investment and the amount of our share of underlying equity is generally amortized over the life of the assets and liabilities to which the differences relate. Our basis in equity method investments exceeds the basis reported to us by our investees by an aggregate amount of $104 million, and $284 million, as of December 31, 2024 and 2023, respectively. Certain of the projects in which we have equity method investments also have interest rate swaps which are designated as cash flow hedges, and we recognize the portion of the gain or loss allocated to us related to those instruments through other comprehensive income. As of December 31, 2024 and 2023, we have accumulated other comprehensive income net of tax effect of $23 million and $47 million respectively, related to the interest rate swaps designated as cash flow hedges by our investees.

(in millions)	Daggett Renewable HoldCo LLC	Other Investments[1]	Total
Balance Sheet			
As of September 30, 2024			
Current assets	$ 66	$ 1,156	$ 1,222
Total assets	1,114	20,217	21,331
Current liabilities	13	2,050	2,063
Total liabilities	453	9,514	9,967
Members' equity	661	10,703	11,364
As of December 31, 2023			
Current assets	35	947	982
Total assets	677	17,917	18,594
Current liabilities	10	920	930
Total liabilities	262	8,398	8,660
Members' equity	415	9,519	9,934
Income Statement			
For the nine months ended September 30, 2024			
Revenue	50	860	910
Income (loss) from continuing operations	(16)	(264)	(280)
Net income (loss)	(16)	(264)	(280)
For the year ended December 31, 2023			
Revenue	16	1,209	1,225
Income (loss) from continuing operations	(6)	(63)	(69)
Net income (loss)	(6)	(63)	(69)
For the year ended December 31, 2022			
Revenue	—	500	500
Income (loss) from continuing operations	—	(392)	(392)
Net income (loss)	—	(392)	(392)

(1) Represents aggregated financial statement information for investments not separately presented.

14. Defined Contribution Plan

We administer a 401(k) savings plan, a defined contribution plan covering substantially all of our employees. Employees in the plan may contribute up to the maximum annual IRS limit before taxes via payroll deduction. Under the plan, we provide a dollar for dollar match for the first 4% of the employee's contributions and a $0.50 per dollar match for the next 2% of employee contributions. We contributed approximately $2 million under the plan for the year ended December 31, 2024, approximately $1 million during the years ended December 31, 2023 and 2022.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
ALLOWANCE FOR CREDIT LOSSES

	For the year ended December 31,		
(in thousands)	2024	2023	2022
Balance at beginning of period	$ 52,856	$ 41,024	$ 36,253
Charged to provision	1,059	11,832	12,798
Loan charge-offs	(500)	—	(8,027)
Balance at end of period	$ 53,415	$ 52,856	$ 41,024

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

A review and evaluation was performed by our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Form 10-K. Based on that review and evaluation, the chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures, as designed and implemented, were effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within our company to disclose material information otherwise required to be set forth in our periodic reports.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the

risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework).

Based on this assessment, our management believes that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our company's internal control over financial reporting. This report appears on page 67 of this annual report on Form 10-K.

Item 9B. Other Information

Leadership Succession

On February 13, 2025, as part of the planned leadership succession process of the Company, the Board announced three key executive appointments and one removal from executive duties, all effective March 1 2025:

- Charles Melko, current Senior Vice President, Treasurer and Chief Accounting Officer, will assume the role of Executive Vice President and Chief Financial Officer of the Company.
- Marc Pangburn, currently Executive Vice President of the Company and Chief Financial Officer, will assume the role of Executive Vice President of the Company and its Chief Revenue and Strategy Officer.
- Nathaniel Rose, currently Executive Vice President of the Chief Investment Officer and will step down from Executive duties and become a Senior Managing Director – Investments.
- Michelle Whicher will assume the role of Chief Accounting Officer.

Transition of Charles Melko to Chief Financial Officer

Mr. Melko will transition from the Company's Chief Accounting Officer to the Company's Chief Financial Officer, effective March 1, 2025.

In connection with this transition, Mr. Melko's employment agreement has been amended and restated with HA Sustainable Infrastructure Capital Inc. (instead of with Hannon Armstrong Sustainable Infrastructure Capital Inc.) and includes an annual base salary of $400,000 and a target annual bonus of 110% of Mr. Melko's base salary. Mr. Melko will be eligible to receive equity compensation awards when awards are made to similarly situated senior executives of the Company.

If Mr. Melko is terminated due to his disability or death, Mr. Melko or his estate will receive any accrued but unpaid annual base salary, annual bonus and benefits, plus a pro rata target bonus for the year in which his termination of employment occurs (in the case of death) and a target annual bonus for the fiscal year in which the employee's termination occurs (in the case of disability). All outstanding equity awards held by Mr. Melko will become vested and nonforfeitable.

If Mr. Melko is terminated without cause or leaves employment for good reason, he will be entitled to severance equal to his accrued but unpaid annual base salary, annual bonus and benefits and a lump sum payment of 12 months of his annual base annual salary and 100% of the average of his annual bonus received for the previous three fiscal years prior to the termination. All outstanding equity awards held by Mr. Melko will become vested and nonforfeitable. For up to 12 months following such a termination, we will subsidize the cost of Mr. Melko's post-employment health coverage.

If Mr. Melko is terminated for cause or leaves employment without good reason, he will be entitled to any accrued but unpaid annual salary, annual bonus and benefits.

Mr. Melko's reporting lines will now include all of the Company's accounting and finance departments which will report to him.

Appointment of Marc T. Pangburn as Chief Revenue and Strategy Officer

We have appointed Marc T. Pangburn, the Company's current Executive Vice President and Chief Financial Officer, to Executive Vice President and Chief Revenue and Strategy Officer, effective March 1, 2025.

Mr. Pangburn's employment agreement has been amended and restated with HA Sustainable Infrastructure Capital Inc. (instead of with Hannon Armstrong Sustainable Infrastructure Capital Inc.) and includes an increase of annual base salary from his 2024 annual salary of $450,000 to $475,000 and an increase in target annual bonus from 150% to 160%.

Mr. Pangburn's reporting lines will change as follows: (a) the finance and accounting teams of the Company will no longer report into Mr. Pangburn and will instead report to Mr. Melko, in Mr. Melko's new appointment as Chief Financial Officer; and (b) all individuals working in the investments and portfolio management teams of the Company will report to Mr. Pangburn.

Change to Nathaniel Rose's title and duties

We have changed Nathaniel Rose's role from the Company's Executive Vice President and Chief Investment Officer, to Senior Managing Director – Investments, effective March 1, 2025, following which Nathaniel Rose will no longer perform Executive duties on behalf of the Company.

Mr. Rose's employment agreement has been amended and restated with HA Sustainable Infrastructure Capital Inc. (instead of with Hannon Armstrong Sustainable Infrastructure Capital Inc.) and includes a change in target annual bonus from 150% to 100% and change in severance entitlement. Mr. Rose's annual base salary remains unchanged from his 2024 annual base salary at $420,000.

Mr. Rose's prior severance entitlement was if Mr. Rose was terminated without cause or leaves employment for a good reason, he was entitled to (a) 24 months post-termination continuing medical benefits cover and (b) all outstanding equity awards held by Mr. Rose will become vested and nonforfeitable on termination and (c) a lump sum severance pay of accrued but unpaid annual base salary, annual bonus and benefits and an amount equal to the sum of 1.5 x (i) Mr. Rose's annual base salary (at time of termination) and (ii) the higher of Mr. Rose's average annual bonus actually received in respect of the final three fiscal year pre-termination and Mr. Rose's target annual bonus for fiscal year in which the termination occurs.

Mr. Rose's new severance entitlement on termination without cause or if he leaves employment for good reason will be (a) up to 18 months post-termination, we will subsidize the cost of Mr. Rose's post-employment health coverage and (b) all outstanding equity awards held by Mr. Rose will become vested and nonforfeitable on termination and (c) a lump sum severance pay of accrued but unpaid annual base salary, annual bonus and benefits and an amount equal to the sum of (i) 18 months of Mr. Rose's annual salary (at time of termination) and (ii) 150% of Mr. Rose's average bonus actually received in respect of the three fiscal years prior to the year of termination.

Going forward, we will no longer provide supplemental medical coverage to Mr. Rose's dependents following his death.

Mr. Rose's reporting lines will change as follows: the credit team of the investments department of the Company will continue to report to Mr. Rose, whereas previously the entire investment department of the Company reported to Mr. Rose.

Appointment of Michelle Whicher as Chief Accounting Officer

We have appointed Michelle Whicher as the Company's Chief Accounting Officer, effective March 1, 2025. She will report to the Chief Financial Officer and will oversee the Company's accounting department. Her compensation will be an annual base salary of $270,000 and a target annual bonus of 55% of her base salary.

This disclosure is qualified in its entirety by the terms of the executed employment agreements, each of which is filed as an exhibit to this Annual Report on Form 10-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding our directors, executive officers and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference to our definitive proxy statement relating to our annual meeting of stockholders (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2024.

The information regarding compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

The information regarding our Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

The information regarding certain matters pertaining to our corporate governance required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

The information regarding certain matters pertaining to our insider trading policies and procedures required by Item 408(b) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

Item 11. Executive Compensation

The information regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The tables on beneficial ownership of our Company required by Item 403 of Regulation S-K are incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

Securities Authorized for Issuance Under Equity Compensation Plans

In 2013, we adopted our 2013 Equity Incentive Plan (the "2013 Plan") and in 2022, we adopted our 2022 Equity Incentive Plan (the "2022 Plan"), to provide equity-based incentive compensation to members of our senior management team, our independent directors, advisers, consultants and other personnel. The 2022 Plan authorizes our compensation committee to grant stock options, shares of restricted common stock, restricted stock units, phantom shares, dividend equivalent rights, LTIP Units and other restricted limited partnership units issued by our Operating Partnership and other equity-based awards. Up to 7,500,000 equity awards may be issued under the 2022 Plan. Upon the adoption of the 2022 Plan, no further awards were permitted to be granted under the 2013 Plan.

As of December 31, 2024, in the aggregate under the 2013 Plan and 2022 Plan, we have approximately 2.2 million shares of our restricted common stock, LTIP Units, and restricted common stock units outstanding (assuming that the restricted stock units vest at 200%), which are subject to vesting and, in some cases, performance requirements, to our directors, officers and other employees.

The following table presents certain information about our equity compensation plan as of December 31, 2024:

Award	Number of securities remaining available for future issuance under equity compensation plans[(1)]
Equity compensation plans approved by stockholders	5,295,725
Equity compensation plans not approved by stockholders	—
TOTAL	**5,295,725**

(1) The 2022 Plan provides for grants of up to 7,500,000 equity awards. As of December 31, 2024, we did not have outstanding under our equity compensation plan, any options, warrants or rights to purchase shares of our common stock.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

Item 14. Principal Accountant Fees and Services

The information concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 14 is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2024.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Documents Filed as Part of the Report

The following documents are filed as part of this Form 10-K in Part II, Item 8 and are incorporated by reference:

(a)(1) Financial Statements:

See index in Item 8—"Financial Statements and Supplementary Data," filed herewith for a list of financial statements.

(a)(2) 2. Financial Statement Schedules:

See index in Item 8—"Financial Statements and Supplementary Data," filed herewith for Schedule II – Valuation and Qualifying Accounts filed in response to this Item.

(3) Exhibits Files:

Exhibit Number	Exhibit Description
3.1	Certificate of Incorporation of the Company, filed with the Secretary of Delaware on July 1, 2024 and effective, July 2, 2024 (incorporated by reference to Exhibit 3.1 on the Registrant's Form 8-K (No. 001-35877) filed on July 3, 2024).
3.2	Bylaws of the Company effective July 2, 2024 (incorporated by reference to Exhibit 3.2 on the Registrant's Form 8-K (No. 001-35877) filed on July 3, 2024).
4.1	Specimen Common Stock Certificate of the Company (incorporated by reference to Exhibit 99.3 on the Registrant's Form 8-K (No. 001-35877) filed on July 3, 2024).
4.2	Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 99.2 on the Registrant's Form 8-K (No. 001-35877) filed on July 3, 2024)
4.3	Indenture, dated as of August 25, 2020, between HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank National Association, as trustee (including the form of HAT Holdings I LLC and HAT Holdings II LLC's 3.750% Senior Notes due 2030) (incorporated by reference to Exhibit 4.1 on the Registrant's Form 8-K (No. 011-35877), filed on August 25, 2020)
4.4	Indenture, dated as of June 28, 2021, between HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank National Association, as trustee (including the form of HAT Holdings I LLC and HAT Holdings II LLC's 3.375% Senior Notes due 2026) (incorporated by reference to Exhibit 4.1 on the Registrant's Form 8-K (No. 011-35877), filed on June 28, 2021)
4.5	Indenture, dated as of April 13, 2022 by and among HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 on the Registrant's Form 8-K (No. 011-35877) filed on April 15, 2022)
4.6	First Supplemental Indenture, dated as of April 13, 2022 by and among HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and the Company, Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank Trust Company, National Association, as trustee (including the form of HAT Holdings I LLC's and HAT Holdings II LLC's 0.00% Green Exchangeable Senior Note due 2025) (incorporated by reference to Exhibit 4.2 on the Registrant's Form 8-K (No. 011-35877) filed on April 15, 2022)

Exhibit Number	Exhibit Description
4.7	Indenture, dated as of August 11, 2023 by and among HAT Holdings I LLC and HAT Holdings II LLC, as issuers, and the Company, Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC, as guarantors, and U.S. Bank Trust Company, National Association, as trustee (including the form of HAT Holdings I LLC's and HAT Holdings II LLC's 3.750% Green Exchangeable Senior Unsecured Note due 2028) (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K (No. 001-35877), filed on August 11, 2023)
4.8	Indenture, dated as of December 7, 2023 by and among HAT Holdings I LLC and HAT Holdings II LLC, as issuers, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (including the form of HAT Holdings I LLC and HAT Holdings II LLC's 8.00% Green Senior Unsecured Note due 2027) (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K (No. 001-35877), filed on December 7, 2023)
4.9	Indenture, dated as of July 1, 2024 by and among Hannon Armstrong Sustainable Infrastructure Capital, Inc., as issuer, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (including the form of Hannon Armstrong Sustainable Infrastructure Capital, Inc.'s 6.375% Green Senior Unsecured Note due 2034) (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K (No. 001-35877), filed on July 1, 2024)
10.1	Second Amended and Restated Agreement of Limited Partnership of Hannon Armstrong Sustainable Infrastructure, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-K for the year ended December 31, 2024 (No. 001-35877), filed on February 16, 2024)
10.2*	Form of Indemnification Agreement
10.3	Amended and Restated 2013 Hannon Armstrong Sustainable Infrastructure Capital, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2017 (No. 001-35877), filed on May 4, 2017)
10.4	2022 HA Sustainable Infrastructure Capital, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (No. 001-35877), filed on June 7, 2022)
10.5	Restricted Stock Award Agreement dated April 23, 2013 between the Company and Jeffrey W. Eckel (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.6	Form of Restricted Stock Award Agreement (Executive Officers) (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.7	Form of Restricted Stock Award Agreement (Non-employee Directors) (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.8	Amended and Restated Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended March, 31 2017 (No. 001-35877), filed on May 4, 2017)
10.9	Form of Amended and Restated Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.57 to the Registrant's Form 10-K for the year ended December 31, 2017 (No. 001-35877) filed on February 23, 2018)
10.10	Form of LTIP Unit Vesting Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended March 31, 2019 (No. 001-35877), filed on May 3, 2019)
10.11	Form of Time-Based LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended March 31, 2019 (No. 001-35877), filed on May 3, 2019)
10.12	Form of Performance-Based LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended March 31, 2019 (No. 001-35877), filed on May 3, 2019)
10.13	Form of Performance-Based LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended March 31, 2024 (No. 001-35877), filed on May 8, 2024)
10.14	Employment Agreement, dated April 17, 2013, by and between the Company and Steven L. Chuslo (incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.15*	Amended and Restated Employment Agreement, dated February 11, 2025, by and between the Company and Nathaniel J. Rose
10.16*	Amended and Restated Employment Agreement, dated February 11, 2025, by and between the Company and Charles Melko

Exhibit Number	Exhibit Description
10.17	Letter Agreement, dated as of January 6, 2021, between J. Brendan Herron, the Company and Hannon Armstrong Capital Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2021 (No. 001-35877), filed on May 7, 2021)
10.18	Employment Agreement, dated June 30, 2021, by and between the Company and Susan D. Nickey (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended June 30, 2021 (No. 001-35877), filed on August 6, 2021)
10.19	Amended and Restated Employment Agreement, dated February 14, 2023, by and between the Company and Jeffrey Lipson (incorporated by reference to Exhibit 10.31 to the Registrant's Form 10-K for the year ended December 31, 2022 (No. 001-35877), filed on February 21, 2023)
10.20*	Amended and Restated Employment Agreement, dated February 11, 2025, by and between the Company and Marc Pangburn
10.21	Amended and Restated Employment Agreement, dated January 26, 2024, by and between the Company and Richard R. Santoroski (incorporated by reference to Exhibit 10.21 on the Registrant's Form 10-K for the year ended December 31, 2023 (No. 001-35877), filed on February 16, 2024).
10.22	Amended and Restated Employment Agreement, dated February 15, 2024, by and between the Company and Jeffrey Eckel (incorporated by reference to Exhibit 10.22 on the Registrant's Form 10-K for the year ended December 31, 2023 (No. 001-35877), filed on February 16, 2024)
10.23	Employment Agreement, Dated April 15, 2024, by and between the Company and Viral Amin (incorporated by reference to Exhibit 10.5 on the Registrant's Form 10-Q for the quarter ended March, 31 2024 (No. 001-35877) filed on May 8, 2024).
10.24	Letter Agreement, dated April 4, 2024, between Hannon Armstrong Sustainable Infrastructure Capital, Inc., Hannon Armstrong Capital LLC, and Richard R. Santoroski (incorporated by reference to Exhibit 10.6 on the Registrant's Form 10-Q (No. 001-35877) filed on May 8, 2024).
10.25	Registration Rights Agreement, dated April 23, 2013, by and among the Company and the parties listed on Schedule I thereto (incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-Q for the quarter ended June 30, 2013 (No. 001-35877), filed on August 9, 2013)
10.26	Registration Rights Agreement, dated as of April 13, 2022, by and among HAT Holdings I LLC, HAT Holdings II LLC, and the Company and the initial purchasers party thereto. (incorporated by reference to Exhibit 10.1 on the Registrant's Form 8-K (No. 011-35877) filed on April 15, 2022)
10.27	Registration Rights Agreement, dated as of August 11, 2023, by and among HAT Holdings I LLC, HAT Holdings II LLC, and the Company and the representatives of the Initial Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (No. 001-35877), filed on August 11, 2023)
10.28	Registration Rights Agreement, dated as of July 1, 2024, by and among the Company and the representatives of the initial purchasers party thereto (incorporated by reference to Exhibit 10.1 on the Registrant's Form 8-K (No. 001-35877), filed on July 1, 2024)
10.29	Registration Rights Agreement, dated as of December 12, 2024, by and among the Company and the representatives of the initial purchasers party thereto (incorporated by reference to Exhibit 4.1 on the Registrant's Form 8-K (No. 001-35877), filed on December 12, 2024)
10.30	Indemnity Agreement, dated as of September 30, 2015, by the Company in favor of the Bank of New York Mellon (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-Q for the quarter ended September 30, 2015 (No. 001-35877), filed on November 5, 2015)
10.31	Credit Agreement, dated as of April 12, 2024, by and among the Company, certain subsidiaries of the Company, JPMorgan Chase Bank, N.A. as administrative agent, sole bookrunner and sustainability structuring agent, JPMorgan, Citibank, N.A., Credit Agricole Corporate and Investment Bank, Keybank National Association, M&T Bank, Mizuho Bank, Ltd., Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, Sumitomo Mitsui Banking Corporation and Truist Securities, Inc. as joint lead arrangers, Bank of America, N.A., Barclays Bank PLC and Goldman Sachs Bank USA as documentation agents, and each lender from time to time party thereto (incorporated by reference to Exhibit 1.1 to the Company's Form 8-K (No.001-35877), filed on April 17, 2024).

Exhibit Number	Exhibit Description
10.32	Amendment No. 1 to Credit Agreement, dated as of September 10, 2024, by and among the Company, certain subsidiaries of the Company, JPMorgan Chase Bank, N.A. as administrative agent, sole bookrunner, sustainability structuring agent and lender, Citibank, N.A., Credit Agricole Corporate and Investment Bank, Keybank National Association, M&T Bank, Mizuho Bank, Ltd., Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, Sumitomo Mitsui Banking Corporation and Truist Securities, Inc. as joint lead arrangers and lenders, and Bank of America, N.A., Barclays Bank PLC and Goldman Sachs Bank USA as documentation agents and lenders (incorporated by reference to Exhibit 1.2 to the Company's Form 8-K (No.001-35877), filed on September 13, 2024).
10.33	Amendment No. 2 to Credit Agreement, dated as of October 31, 2024, by and among the Company, certain subsidiaries of the Company, JPMorgan Chase Bank, N.A. as administrative agent and Coöperatieve Rabobank U.A., New York Branch as lender (incorporated by reference to Exhibit 1.3 to the Company's Form 8-K (No.001-35877), filed on November 1, 2024).
10.34	Form of Commercial Paper Dealer Agreement between the Company, as issuer, and the applicable Dealer party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (No. 001-35877), filed on December 6, 2024.
10.35	At Market Issuance Sales Agreement, dated May 13, 2020, by and between the Company, B. Riley FBR, Inc., Robert W. Baird & Co. Incorporated, BofA Securities, Inc., Loop Capital Markets LLC, SMBC Nikko Securities America, Inc. and Nomura Securities International, Inc. (incorporated by reference to Exhibit 1.1 to the Registrant's Form 8-K (No. 001-35877), filed on May 13, 2020)
10.36	Amendment No. 1 to the At Market Issuance Sales Agreement, dated February 26, 2021, by and among the Company, B. Riley Securities, Inc., Robert W. Baird & Co. Incorporated, BofA Securities, Inc., Loop Capital Markets LLC, SMBC Nikko Securities America, Inc. and Nomura Securities International, Inc. (incorporated by reference to Exhibit 1.2 to the Registrant's Form 8-K (No. 001-35877), filed on March 1, 2021)
10.37	Amendment No. 2 to the At Market Issuance Sales Agreement, dated March 1, 2022, by and among the Company, B. Riley Securities, Inc., Robert W. Baird & Co. Incorporated, BofA Securities, Inc., Loop Capital Markets LLC, SMBC Nikko Securities America, Inc. and Nomura Securities International, Inc. (incorporated by reference to Exhibit 1.3 to the Registrant's Form 8-K (No. 001-35877), filed on March 2, 2022)
10.38	Amendment No. 3 to the At Market Issuance Sales Agreement, dated February 22, 2023, by and among the Company, B. Riley Securities, Inc., Barclays Capital Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Nomura Securities International, Inc., SMBC Nikko Securities America, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 1.4 to the Registrant's Form 8-K (No. 001-35877), filed on February 23, 2023)
10.39	Amendment No. 4 to the At Market Issuance Sales Agreement, dated May 10, 2023, by and among the Company, B. Riley Securities, Inc., Barclays Capital Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, KeyBanc Capital Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Nomura Securities International, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 1.5 to the Registrant's Form 8-K (No. 001-35877), filed on May 11, 2023)
10.40	Amendment No. 5 to the At Market Issuance Sales Agreement, dated September 5, 2023, by and among the Company, B. Riley Securities, Inc., Barclays Capital Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, KeyBanc Capital Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Nomura Securities International, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 1.6 to the Registrant's Form 8-K (No. 001-35877), filed on September 5, 2023)
19.1*	Insider Trading Policies and Procedures of the Company
21.1*	List of subsidiaries of Hannon Armstrong Sustainable Infrastructure Capital, Inc.
23.1*	Consent of Ernst & Young LLP for Hannon Armstrong Sustainable Infrastructure Capital, Inc.
24.1*	Power of Attorney (included on signature page)
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer pursuant to section 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002

Exhibit Number	Exhibit Description
32.2**	Certification of Chief Financial Officer pursuant to section 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002
97.1	Recovery Policy Relating to Erroneously Awarded Incentive Compensation of the Company (incorporated by reference to Exhibit 97.1 on the Registrant's Form 10-K for the year ended December 31, 2023 (No. 001-35877), filed on February 16, 2024)
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101 PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File Included as Exhibit 101 (embedded within the Inline XBRL document)

* Filed herewith.
** Furnished with this report.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HA SUSTAINABLE
INFRASTRUCTURE CAPITAL, INC.
(Registrant)

Date: February 14, 2025

/s/ Jeffrey A. Lipson
Jeffrey A. Lipson
Chief Executive Officer and President

/s/ Marc T. Pangburn
Marc T. Pangburn
Chief Financial Officer and Executive Vice President

/s/ Charles W. Melko
Charles W. Melko
Chief Accounting Officer, Treasurer and Senior Vice President

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey A. Lipson, Marc T. Pangburn and Charles W. Melko, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	
By: /s/ Jeffrey A. Lipson Jeffrey A. Lipson	President and Chief Executive Officer (Principal Executive Officer)	February 14, 2025
By: /s/ Marc T. Pangburn Marc T. Pangburn	Chief Financial Officer and Executive Vice President (Principal Financial Officer)	February 14, 2025
By: /s/ Charles W. Melko Charles W. Melko	Chief Accounting Officer, Treasurer and Senior Vice President (Principal Accounting Officer)	February 14, 2025
By: /s/ Jeffrey W. Eckel Jeffrey W. Eckel	Executive Chair of the Board	February 14, 2025
By: /s/ Teresa M. Brenner Teresa M. Brenner		February 14, 2025
By: /s/ Lizabeth A. Ardisana Lizabeth A. Ardisana		February 14, 2025
By: /s/ Clarence D. Armbrister Clarence D. Armbrister		February 14, 2025
By: /s/ Nancy C. Floyd Nancy C. Floyd		February 14, 2025

Signatures	Title	
By: /s/ Charles M. O'Neil Charles M. O'Neil		February 14, 2025
By: /s/ Richard J. Osborne Richard J. Osborne		February 14, 2025
By: /s/ Steven G. Osgood Steven G. Osgood		February 14, 2025
By: /s/ Kimberly A. Reed Kimberly A. Reed		February 14, 2025

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HASI
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HASI

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